UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2022**
OR
☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from   to**

Commission File Number 1-7293

TENET HEALTHCARE CORPORATION
(Exact name of Registrant as specified in its charter)

Nevada	**95-2557091**
(State of Incorporation)	(IRS Employer Identification No.)

14201 Dallas Parkway
Dallas, TX 75254
(Address of principal executive offices, including zip code)

(469) 893-2200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common stock, $0.05 par value	THC	New York Stock Exchange
6.875% Senior Notes due 2031	THC31	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company (each as defined in Exchange Act Rule 12b-2).

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Smaller reporting company ☐	Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

As of June 30, 2022, the aggregate market value of the shares of common stock held by non-affiliates of the Registrant (treating directors, executive officers who were SEC reporting persons, and holders of 10% or more of the common stock outstanding as of that date, for this purpose, as affiliates) was approximately $5.6 billion based on the closing price of the Registrant's shares on the New York Stock Exchange on that day. As of January 31, 2023, there were 102,274,102 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for the 2023 annual meeting of shareholders are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

ITEM 1. BUSINESS

OVERVIEW

Tenet Healthcare Corporation ("Tenet") is a diversified healthcare services company with its headquarters in Dallas, Texas, and a Global Business Center ("GBC") in Manila, Philippines. We operate our expansive, nationwide care delivery network through direct and indirect subsidiaries, including USPI Holding Company, Inc. ("USPI"), as well as downstream partnerships and joint ventures; the terms "we," "our" and "us," as used in this report and unless otherwise stated or indicated by the context, refer to Tenet and these entities. At December 31, 2022, we operated 61 acute care and specialty hospitals, as well as over 575 other healthcare facilities, including surgical hospitals, ambulatory surgery centers (each, an "ASC"), imaging centers, off-campus emergency departments (each, an "ED") and micro-hospitals. In addition, we operate Conifer Health Solutions, LLC ("Conifer JV"), a joint venture that provides revenue cycle management and value-based care services to hospitals, health systems, physician practices, employers and other clients. For financial reporting purposes, our business lines are classified into three separate reportable operating segments – Hospital Operations and other ("Hospital Operations"), Ambulatory Care and Conifer. Additional information about our operating segments is provided below; statistical data for the segments can be found in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of Part II of this report ("MD&A").

In 2022, the public health and economic effects of the COVID-19 pandemic continued to adversely impact our operating segments, as well as our patients, communities and employees, to varying degrees. Throughout MD&A, we have: (1) provided additional information on the effects the pandemic has had on our results of operations; (2) disclosed the various actions we have taken, and are continuing to take, to increase our liquidity and mitigate the impact of reductions in our patient volumes and changes in our service mix and revenue mix; and (3) described various legislative actions that have alleviated some of the adverse financial impacts of the pandemic on our business. The ultimate extent and scope of the pandemic and the future effects it may have on us remain unknown. For information about risks and uncertainties related to COVID-19 that could affect our business, financial condition, results of operations and cash flows, we refer you to the Risk Factors section below.

OPERATIONS

HOSPITAL OPERATIONS SEGMENT

Hospitals, Ancillary Outpatient Facilities and Related Businesses—In 2022, we continued to make investments across our Hospital Operations segment to offer more convenient access to higher-demand and higher-acuity clinical service lines in the communities we serve. In September 2022, we opened a new acute care hospital, Piedmont Medical Center Fort Mill, in South Carolina; this newly constructed 100-bed facility includes an emergency department, multi-specialty operating rooms, an intensive care unit, and labor and delivery rooms. We also sold or closed three outpatient centers and exited some service lines at individual facilities in 2022, in each case because we believe they are no longer a core part of our long-term growth and synergy strategies.

At December 31, 2022, our subsidiaries operated 61 hospitals serving primarily urban and suburban communities in nine states. Our subsidiaries had sole ownership of 53 of these hospitals, six were owned or leased by entities that are majority owned by a Tenet subsidiary, and two were owned by third parties and leased by our wholly owned subsidiaries. Our Hospital Operations segment also included 109 outpatient centers at December 31, 2022, the majority of which are provider-based and freestanding imaging centers, off-campus hospital EDs and micro-hospitals, and provider-based ASCs. In addition, at December 31, 2022, our subsidiaries owned or leased and operated: a number of medical office buildings, all of which were located on, or nearby, our hospital campuses; over 750 physician practices with a network of employed physicians; several accountable care organizations and clinically integrated networks; and other ancillary healthcare businesses.

Each of our general hospitals offers acute care services, operating and recovery rooms, radiology services, respiratory therapy services, clinical laboratories and pharmacies; in addition, most have: intensive care, critical care and/or coronary care units; cardiovascular, digestive disease, neurosciences, musculoskeletal and obstetrics services; and outpatient services, including physical therapy. Many of our hospitals provide tertiary care services, such as cardiothoracic surgery, complex spinal surgery, neonatal intensive care and neurosurgery, and some also offer quaternary care in areas such as heart and kidney transplants. Moreover, a number of our hospitals offer advanced treatment options for patients, including limb-salvaging vascular procedures, acute level 1 trauma services, comprehensive intravascular stroke care, minimally invasive cardiac valve replacement, cutting-edge imaging technology, and telemedicine access for select medical specialties. All of the hospitals in our Hospital Operations segment are licensed under appropriate state laws, and each is accredited by The Joint Commission. With such accreditation, our hospitals are deemed to meet the Medicare Conditions of Participation and Conditions for Coverage, and they are eligible to participate Medicare, Medicaid and other government-sponsored provider programs.

The following table lists, by state, the hospitals wholly owned, operated as part of a joint venture, or leased and operated by our wholly owned subsidiaries at December 31, 2022:

Hospital	Location	Licensed Beds	Status
Alabama			
Brookwood Baptist Medical Center(1)	Homewood	595	JV/Owned
Citizens Baptist Medical Center(1)(2)	Talladega	122	JV/Leased
Princeton Baptist Medical Center(1)(2)	Birmingham	505	JV/Leased
Shelby Baptist Medical Center(1)(2)	Alabaster	252	JV/Leased
Walker Baptist Medical Center(1)(2)	Jasper	267	JV/Leased
Arizona			
Abrazo Arizona Heart Hospital(3)	Phoenix	59	Owned
Abrazo Arrowhead Campus	Glendale	217	Owned
Abrazo Central Campus	Phoenix	206	Owned
Abrazo Scottsdale Campus	Phoenix	120	Owned
Abrazo West Campus	Goodyear	216	Owned
Holy Cross Hospital(4)	Nogales	25	Owned
St. Joseph's Hospital	Tucson	486	Owned
St. Mary's Hospital	Tucson	400	Owned
California			
Desert Regional Medical Center(5)	Palm Springs	385	Leased
Doctors Hospital of Manteca	Manteca	73	Owned
Doctors Medical Center	Modesto	461	Owned
Emanuel Medical Center	Turlock	209	Owned
Fountain Valley Regional Hospital and Medical Center	Fountain Valley	400	Owned
Hi-Desert Medical Center(6)	Joshua Tree	179	Leased
John F. Kennedy Memorial Hospital	Indio	145	Owned
Lakewood Regional Medical Center	Lakewood	172	Owned
Los Alamitos Medical Center	Los Alamitos	172	Owned
Placentia Linda Hospital	Placentia	114	Owned
San Ramon Regional Medical Center(7)	San Ramon	123	JV/Owned
Tenet Health Central Coast Sierra Vista Regional Medical Center	San Luis Obispo	162	Owned
Tenet Health Central Coast Twin Cities Community Hospital	Templeton	122	Owned
Florida			
Delray Medical Center	Delray Beach	536	Owned
Good Samaritan Medical Center	West Palm Beach	333	Owned
Palm Beach Gardens Medical Center	Palm Beach Gardens	199	Owned
St. Mary's Medical Center	West Palm Beach	420	Owned
West Boca Medical Center	Boca Raton	195	Owned
Massachusetts			
MetroWest Medical Center – Framingham Union Campus	Framingham	126	Owned
MetroWest Medical Center – Leonard Morse Campus(3)	Natick	103	Owned
Saint Vincent Hospital	Worcester	290	Owned

Hospital	Location	Licensed Beds	Status
Michigan			
Children's Hospital of Michigan	Detroit	228	Owned
Detroit Receiving Hospital	Detroit	273	Owned
Harper University Hospital	Detroit	470	Owned
Huron Valley-Sinai Hospital	Commerce Township	158	Owned
Hutzel Women's Hospital	Detroit	114	Owned
Rehabilitation Institute of Michigan(3)	Detroit	69	Owned
Sinai-Grace Hospital	Detroit	404	Owned
South Carolina			
Coastal Carolina Hospital	Hardeeville	44	Owned
East Cooper Medical Center	Mount Pleasant	140	Owned
Hilton Head Hospital	Hilton Head Island	93	Owned
Piedmont Medical Center	Rock Hill	294	Owned
Piedmont Medical Center Fort Mill	Fort Mill	100	Owned
Tennessee			
Saint Francis Hospital	Memphis	479	Owned
Saint Francis Hospital – Bartlett	Bartlett	196	Owned
Texas			
Baptist Medical Center	San Antonio	607	Owned
The Hospitals of Providence East Campus	El Paso	218	Owned
The Hospitals of Providence Memorial Campus	El Paso	480	Owned
The Hospitals of Providence Sierra Campus	El Paso	306	Owned
The Hospitals of Providence Transmountain Campus	El Paso	108	Owned
Mission Trail Baptist Hospital	San Antonio	110	Owned
Nacogdoches Medical Center	Nacogdoches	161	Owned
North Central Baptist Hospital	San Antonio	443	Owned
Northeast Baptist Hospital	San Antonio	347	Owned
Resolute Health Hospital	New Braunfels	128	Owned
St. Luke's Baptist Hospital	San Antonio	287	Owned
Valley Baptist Medical Center	Harlingen	586	Owned
Valley Baptist Medical Center – Brownsville	Brownsville	240	Owned
Total Licensed Beds		**15,472**	

(1) Operated by a limited liability company formed as part of a joint venture with Baptist Health System, Inc. ("BHS"), a not-for-profit health system in Alabama; a Tenet subsidiary owned a 70% interest in the entity at December 31, 2022, and BHS owned a 30% interest.

(2) In order to receive certain tax benefits for these hospitals, which were operated as nonprofit hospitals prior to our joint venture with BHS, we have entered into arrangements with the City of Talladega, the City of Birmingham, the City of Alabaster and the City of Jasper such that a Medical Clinic Board owns each of these hospitals, and the hospitals are leased to our joint venture entity. These capital leases expire between November 2025 and September 2036, but contain two optional renewal terms of 10 years each.

(3) Specialty hospital.

(4) Designated by the Centers for Medicare & Medicaid Services ("CMS") as a critical access hospital.

(5) Lease expires in May 2027.

(6) Lease expires in July 2045.

(7) Owned by a limited liability company formed as part of a joint venture with John Muir Health ("JMH"), a not-for-profit health system in the San Francisco Bay area; a Tenet subsidiary owned a 51% interest in the entity at December 31, 2022, and JMH owned a 49% interest. In January 2023, we entered into a definitive agreement whereby JMH will acquire sole ownership of the hospital before the end of the year, subject to regulatory approvals and customary closing conditions.

Information regarding the utilization of licensed beds and other operating statistics at December 31, 2022 and 2021 can be found in MD&A.

At December 31, 2022, our Hospital Operations segment also included 42 imaging centers, 14 off-campus EDs and 10 ASCs, all of which are operated as departments of our hospitals and under the same license, as well as 43 separately licensed, freestanding outpatient centers – typically at locations complementary to our hospitals – consisting of 25 imaging centers, 14 emergency facilities (13 of which are licensed as micro-hospitals), two ASCs and two urgent care centers. Approximately half of the outpatient centers in our Hospital Operations segment at December 31, 2022 were in Texas and California, the same states where we had the largest concentrations of licensed hospital beds. Strong concentrations of hospital beds and outpatient centers within operating areas may help us contract more successfully with managed care payers, reduce management, marketing and other expenses, and more efficiently utilize resources. However, these concentrations increase the risk that, should any adverse economic, regulatory, environmental, competitive or other condition (including surges of COVID-19 or other illnesses) occur in these areas, our overall business, financial condition, results of operations or cash flows could be materially adversely affected.

Accountable Care Organizations and Clinically Integrated Networks—We own, control or operate one accountable care organization ("ACO") and three clinically integrated networks (each, a "CIN") – in Alabama, Arizona, Massachusetts and Texas – and participate in an additional ACO and an additional CIN with other healthcare providers for select operating areas in Arizona. An ACO is a group of providers and suppliers that work together to redesign delivery processes in an effort to achieve high-quality and efficient provision of services under contract with CMS. ACOs that achieve quality performance standards established by the U.S. Department of Health and Human Services ("HHS") are eligible to share in a portion of the amounts saved by the Medicare program. A CIN coordinates the healthcare needs of the communities served by its network of providers with the purpose of improving the quality and efficiency of healthcare services through collaborative programs, including contracts with managed care payers that create a high degree of interdependence and cooperation among the network providers. Because they promote accountability and coordination of care, ACOs and CINs are intended to produce savings as a result of improved quality and operational efficiencies.

AMBULATORY CARE SEGMENT

At December 31, 2022, USPI held indirect ownership interests in 442 ASCs and 24 surgical hospitals in 35 states.



USPI's facilities offer a range of procedures and service lines, including, among other specialties: orthopedics, total joint replacement, and spinal and other musculoskeletal procedures; pain management; otolaryngology (ear, nose and throat); gastroenterology; ophthalmology; and urology. At the beginning of 2022, we owned approximately 95% of USPI, and Baylor University Medical Center ("Baylor") owned approximately 5%. Effective June 30, 2022, we purchased all of the shares in USPI that Baylor held on that date, which increased our ownership interest in USPI's voting shares from 95% to 100%.

We believe USPI's ASCs and surgical hospitals offer many advantages to patients and physicians, including greater affordability, predictability, flexibility and convenience. Moreover, due in part to advancements in surgical techniques, medical technology and anesthesia, as well as the lower cost structure and greater efficiencies that are attainable at a specialized outpatient site, we believe the volume and complexity of surgical cases performed in the outpatient setting will continue to increase over time. For these reasons, we remain focused on opportunities to expand our Ambulatory Care segment through acquisitions, organic growth, construction of new outpatient centers and strategic partnerships. In July 2022, USPI formed a joint venture with United Urology Group ("UUG") and acquired ownership interests in 22 ASCs (three of which were then in development). Including the UUG centers, during the year ended December 31, 2022, we added over 35 ASCs to our portfolio through acquisitions of majority and minority ownership interests, and we opened 15 new (or de novo) ASCs. Also during 2022, we increased our ownership interests in over 20 ASCs, which allowed us to consolidate their financial results. In addition, we are taking steps to grow our Ambulatory Care segment business by replacing high-volume, low-acuity services lines with service lines involving higher acuity cases. To that end, we closed or sold our ownership interests in a small number of centers that we believe are no longer part of our long-term growth strategy.

Our goal is to have an ownership interest in and operate 575 to 600 ASCs by the end of 2025. In December 2021, USPI and principals of Surgical Center Development ("SCD") entered into a joint venture and development agreement under which USPI will have the exclusive option to partner with affiliates of SCD on the future development of a minimum target of 50 de novo ASCs through December 2026. We believe that this arrangement will enable us to continue to sharpen our focus on the growth and expansion of ambulatory surgical services.

Operations of USPI—USPI acquires and develops its facilities primarily through the formation of joint ventures with physicians and health systems. USPI's subsidiaries hold ownership interests in the facilities directly or indirectly and operate the majority of its facilities on a day-to-day basis through management services contracts.

We operate USPI's facilities, structure our joint ventures, and adopt staffing, scheduling, and clinical systems and protocols with the goal of increasing physician productivity. We believe that this focus on physician satisfaction, combined with providing high-quality healthcare in a friendly and convenient environment for patients, will continue to increase the number of procedures performed at our facilities over time. Our joint ventures also enable health systems to offer patients, physicians and payers the cost advantages, convenience and other benefits of ambulatory care in a freestanding facility and, in certain areas, establish networks needed to manage the full continuum of care for a defined population. Further, these relationships allow the health systems to focus their attention and resources on their core businesses without the challenge of acquiring, developing and operating ancillary facilities.

CONIFER SEGMENT

Nearly all of the services comprising the operations of our Conifer segment are provided by our Conifer JV or one of its direct or indirect wholly owned subsidiaries. At December 31, 2022, our Conifer Holdings, Inc. subsidiary ("Conifer Holdings") owned 76.2% of the Conifer JV, and Catholic Health Initiatives ("CHI") had a 23.8% ownership position. (As a result of its 2019 merger with Dignity Health, CHI is now a part of CommonSpirit Health.) The term "Conifer," as used in Part I of this report and unless otherwise stated or indicated by the context, refers to Conifer Holdings, our Conifer JV, and their direct or indirect wholly owned subsidiaries.

Services—Conifer provides comprehensive end-to-end and focused-point business process services, including hospital and physician revenue cycle management, patient communications and engagement support, and value-based care solutions, to hospitals, health systems, physician practices, employers and other clients.

Conifer's revenue cycle management solutions consist of: (1) patient services, including: centralized insurance and benefit verification; financial clearance, pre-certification, registration and check-in services; and financial counseling services, including reviews of eligibility for government healthcare or financial assistance programs, for both insured and uninsured patients, as well as qualified health plan coverage; (2) clinical revenue integrity solutions, including: clinical admission reviews; coding; clinical documentation improvement; coding compliance audits; charge description master management; and health information services; and (3) accounts receivable management solutions, including: third-party billing and collections; denials management; and patient collections. All of these solutions, which aim to assist clients in improving their cash flow, revenue, and physician and patient satisfaction, include ongoing measurement and monitoring of key revenue cycle metrics, as well as productivity and quality improvement programs.

In addition, Conifer offers customized communications and engagement solutions to optimize the relationship between providers and patients. Conifer's trained customer service representatives provide direct, 24-hour, multilingual support for (1) physician referral requests, calls regarding maternity services and other patient inquiries, (2) community education and outreach, and (3) scheduling and appointment reminders. Conifer coordinates and implements marketing outreach programs, as well, to keep patients informed of screenings, seminars, and other events and services.

Conifer also offers value-based care solutions, including clinical integration, financial risk management and population health management, all of which aim to assist clients in improving the cost and quality of their healthcare delivery, as well as their patient outcomes. Conifer helps clients build CINs that provide predictive analytics and quality measures across the care continuum. In addition, Conifer facilitates the alignment and management of financial incentives among healthcare stakeholders through risk modeling and administration of various payment models. Furthermore, Conifer offers clients tools and analytics to improve quality of care and provide care management services for patients with chronic diseases by identifying high-risk patients, coordinating with patients and clinicians in managing care, and monitoring clinical outcomes.

At December 31, 2022, Conifer provided one or more of the business process services described above to approximately 660 Tenet and non-Tenet hospital and other clients nationwide. Tenet and CHI facilities represented approximately 44% of these clients, and the remainder were unaffiliated health systems, hospitals, physician practices, self-insured organizations, health plans and other entities. We believe the pricing terms for the services Conifer provides to our facilities are commercially reasonable and consistent with estimated third-party terms. Conifer's agreement with CHI to provide patient access, revenue integrity, accounts receivable management and patient financial services to CHI's facilities expires on December 31, 2032. For the year ended December 31, 2022, approximately 34% of Conifer's net operating revenues were attributable to its relationship with Tenet and approximately 46% were attributable to its relationship with CHI.

REAL PROPERTY

The locations of our acute care and specialty hospitals and the number of licensed beds at each at December 31, 2022 are set forth in the table beginning on page 2. The locations of USPI's surgical hospitals and ASCs are reflected on the map on page 4. We lease the majority of our outpatient facilities in both our Hospital Operations segment and our Ambulatory Care segment. These leases typically have initial terms ranging from five to 10 years, and most of the leases contain options to extend the lease periods. Our subsidiaries also operate a number of medical office buildings, all of which are located on, or nearby, our hospital campuses. We own many of these medical office buildings; the remainder are owned by third parties and leased by our subsidiaries.

We typically lease our office space under operating lease agreements. Our corporate headquarters are located in Dallas, Texas. In addition, we maintain administrative offices in regions where we operate hospitals and other businesses, as well as our GBC in Manila. We believe that all of our properties are suitable for their respective uses and are, in general, adequate for our present needs.

HUMAN CAPITAL RESOURCES

PHYSICIANS

Our operations depend in large part on the number, quality, specialties, and admitting and scheduling practices of the licensed physicians who are members of the medical staffs of our hospitals and other facilities, as well as physicians who affiliate with us and use our facilities as an extension of their practices. Under state laws and other licensing standards, medical staffs are generally self-governing organizations subject to ultimate oversight by the facility's local governing board. Members of the medical staffs of our facilities also often serve on the medical staffs of facilities we do not operate, and they are free to terminate their association with our facilities or admit their patients to competing facilities at any time. It is essential to our ongoing business and clinical program development that we attract an appropriate number of quality physicians in the specialties required to support our services and that we maintain good relations with those physicians.

Although we have no contractual relationship with most of the physicians who practice at our hospitals and outpatient centers, at December 31, 2022, we owned over 750 physician practices, and our subsidiaries employed (where permitted by state law) or otherwise affiliated with over 1,450 physicians. Our ability to employ physicians is closely regulated, with a number of states prohibiting the corporate practice of medicine or otherwise regulating what types of entities may employ physicians, and we structure our arrangements with healthcare providers to comply with these state laws.

In 2022, we continued to experience challenges in recruiting and retaining physicians. In some of the regions in which we operate, physician recruitment and retention are affected by a shortage of qualified physicians in certain higher-demand clinical service lines and specialties. Moreover, we continue to refine our physician base and provider programs to focus on experienced, high-quality and collaborative specialists.

EMPLOYEES

We believe each employee across our network has a role integral to our mission, which is to provide quality, compassionate care in the communities we serve. At December 31, 2022, we employed approximately 102,400 people (of which approximately 26% were part-time employees) in our three operating segments, as follows:

Hospital Operations	69,250
Ambulatory Care	21,400
Conifer	11,750
Total	**102,400**

At December 31, 2022, the employee headcount in our Hospital Operations segment remained substantially consistent with December 31, 2021. Year over year, the headcount in our Ambulatory Care segment increased approximately 6%, partially due to our acquisition activity, and the headcount in our Conifer segment increased approximately 8% to support our continued growth and facilitate the transition of various administrative functions to our GBC. At December 31, 2022, we had employees in all 50 U.S. states and the District of Columbia, as well as nearly 3,000 employees providing support across our entire network at our GBC. Approximately 32% of our employees are nurses.

Board Oversight—Our board of directors and its committees oversee human capital matters through regular reports from management and advisors. The board's human resources committee ("HR Committee") is responsible for establishing general compensation policies that (1) support our overall business strategies and objectives, (2) enhance our efforts to attract and retain skilled employees, (3) link compensation with our business objectives and organizational performance, and (4) provide competitive compensation opportunities for key executives. The HR Committee also provides, among other things, its perspectives regarding performance management, succession planning, leadership development, diversity, recruiting, retention and employee training. The board's environmental, social and governance ("ESG") committee, which was formed in 2021, provides oversight with respect to our ESG strategy and guidance on ESG matters that are relevant to our business.

ESG Report—Additional information regarding our approach to and progress in connection with ESG matters can be found in our most recent ESG Report, which is available on our website. The information found on our website, including the information in our ESG Reports, is not incorporated by reference into nor part of this or any other report or document we file with or furnish to the U.S. Securities and Exchange Commission ("SEC").

Human Resources Practices—We have established – and continue to enhance and refine – a comprehensive set of practices for recruiting, managing and optimizing the human resources of our organization. In many cases, we utilize objective benchmarking and other tools in our efforts in such areas as organizational effectiveness, engagement, voluntary turnover and staffing efficiencies.

Compensation and Benefits; Culture—In general, we seek to attract, develop and retain an engaged workforce, cultivate a high-performance culture that embraces data-driven decision-making, and improve talent management processes to promote diversity and inclusion. To that end, we offer:

- a competitive range of compensation and benefit programs designed to reward performance and promote well-being, including an employee stock purchase plan, a 401(k) plan, health care and insurance benefits, health savings and flexible spending accounts, and paid time off;

- opportunities for continuing education and advancement through a broad range of clinical training and leadership development experiences, including in-person and online courses and mentoring opportunities;

- a supportive, inclusive and patient-centered culture aligned with our values and based on respect for others;

- company-sponsored efforts encouraging and recognizing volunteerism and community service; and

- a code of conduct that promotes integrity, accountability and transparency, among other high ethical standards.

Employee Safety and Welfare—We believe our employees comprise a community built on care, and we place a high priority on maintaining a secure and healthy workplace for them. We promote a culture of safety and reporting by connecting employee safety policies with patient safety policies, and we review and refine the policies regularly. At our hospitals, outpatient facilities, and other care sites, we align staffing to need in our nursing units, and we invest in appropriate training to improve the competency of our caregivers. In addition, we have heightened infection-prevention protocols, we maintain consistent availability of personal protective equipment and disinfection supplies, and we regularly provide concise and current infection prevention guidance.

We also offer resources to help employees manage challenging circumstances, including a comprehensive employee assistance program comprised of counseling services, financial guidance and legal aid. The Tenet Care Fund (the "Care Fund") is a 501(c)(3) public charity that provides financial assistance to our employees who have experienced hardship due to, among other things, fires, natural disasters, catastrophic injuries and extended illnesses. The Care Fund is funded primarily by our employees for our employees.

Diversity and Inclusion—We continue to focus on the hiring, advancement and retention of underrepresented populations to further our objective of fostering an engaging culture with a workforce and leadership teams that represent the communities we serve. As of December 31, 2022, our total workforce was approximately 78% female, and nearly 50% of our employees self-identified as racially or ethnically diverse. Approximately 55% of new employees (i.e., those we hired in 2022) self-identified as racially or ethnically diverse.

We have a Diversity Council, which consists of leaders representing different facets of our enterprise, to support our overall diversity and inclusion efforts, including in the areas of recruiting, talent development, new-hire mentoring, community partnerships, and educational opportunities. The Diversity Council works to provide tools, guidelines and training with respect to best practices in these areas. In 2021, the Diversity Council provided oversight to our human resources department in the development and implementation of an enterprise-wide inclusive culture training session. In addition, the Diversity Council has established the following employee resource groups to support team members with similar backgrounds or shared interests: African American, Women's Network, Asian/Pacific, LGBTQ+, Hispanic and Veteran. Each employee resource group has an executive sponsor to help in setting a unique mission and operating model for the group.

Competition; Staffing and Labor Trends—Our operations are dependent on the availability, efforts, abilities and experience of management and medical support personnel, including nurses, therapists, pharmacists and lab technicians, among others. We have always competed with other healthcare providers in recruiting and retaining these employees; however, over the past several years, our industry has been facing considerable workforce challenges. Like other hospital companies, we continue to experience a shortage of advanced practice providers and critical-care nurses in certain disciplines and geographic areas. The COVID-19 pandemic exacerbated these shortages – and, thereby, competition for qualified candidates – as more employees chose to retire early, leave the workforce or take travel assignments. In addition, in some areas, the increased demand for care of patients with COVID-19, influenza and other respiratory viruses in our hospitals, as well as the direct impact of these illnesses on physicians, employees and their families, have put a strain on our resources and staff. As a result of the aforementioned challenges, we have been, and we may continue to be, required to enhance wages and benefits to recruit and retain experienced employees, pay premiums above standard compensation for essential workers, make greater investments in education and training for newly licensed medical support personnel, or hire more expensive temporary or contract employees, which we also compete with other healthcare providers to secure.

We also depend on the available labor pool of semi-skilled and unskilled workers in each of the areas where we operate. In some of our communities, employers across various industries have increased their minimum wage, which has created more competition and, in some cases, higher labor costs for this sector of employees.

Union Activity and Labor Relations—At December 31, 2022, approximately 26% of the employees in our Hospital Operations segment were represented by labor unions. Less than 1% of the total employees in both our Ambulatory Care and Conifer segments belong to a union. Unionized employees – primarily registered nurses and service, technical and maintenance workers – are located at 33 of our hospitals, the majority of which are in California, Florida and Michigan. Organizing activities by labor unions could increase our level of union representation in future periods, which could impact our labor costs.

When we are negotiating collective bargaining agreements with unions (whether such agreements are renewals or first contracts), work stoppages and strikes may be threatened or occur. Although relatively uncommon, extended strikes have had, and could in the future have, an adverse effect on our patient volumes, net operating revenues and labor costs at individual hospitals or in local markets.

Staffing Ratio Requirements—Our acute care hospitals in California are required to maintain minimum nurse-to-patient staffing ratios, which impacts our labor costs. Moreover, from time to time, we are required to limit admissions if we do not have the necessary number of nurses available to meet the required ratios, which has a corresponding adverse effect on our revenues.

COMPETITION

HEALTHCARE SERVICES

We believe our hospitals and outpatient facilities compete within local communities on the basis of many factors, including: quality of care; location and ease of access; the scope and breadth of services offered; reputation; and the caliber of the facilities, equipment and employees. Trends toward clinical and pricing transparency may also impact a healthcare facility's competitive position in ways that are difficult to predict. In addition, the competitive positions of hospitals and outpatient facilities depend in large part on the number, quality, specialties, and admitting and scheduling practices of the licensed physicians who are members of the medical staffs of those facilities, as well as physicians who affiliate with and use outpatient centers as an extension of their practices. Physicians often serve on the medical staffs of more than one facility, and they are typically free to terminate their association with such facilities or admit their patients to competing facilities at any time.

Some of the hospitals that compete with our hospitals are owned by tax-supported government agencies, and many others are owned by not-for-profit organizations that may have financial advantages not available to our facilities, including (1) support through endowments, charitable contributions and tax revenues, (2) access to tax-exempt financing, and (3) exemptions from sales, property and income taxes. In addition, in certain areas where we operate, large teaching hospitals provide highly specialized facilities, equipment and services that may not be available at most of our hospitals.

The existence or absence of state laws that require findings of need for construction and expansion of healthcare facilities or services (as described in the Healthcare Regulation and Licensing – Certificate of Need Requirements subsection below) may also impact competition. In recent years, the number of freestanding specialty hospitals, surgery centers, EDs and imaging centers in the geographic areas in which we operate has increased significantly. Some of these facilities are physician-owned. Moreover, we expect to encounter additional competition from system-affiliated hospitals and healthcare companies, as well as health insurers and private equity companies seeking to acquire providers, in certain regions in the future.

Another major factor in the competitive position of a hospital or outpatient facility is the scope of its relationships with managed care plans. Health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), third-party administrators, and other third-party payers use managed care contracts to encourage patients to use certain hospitals in exchange for discounts from the hospitals' established charges. Our ability to enter into, maintain and renew favorable contracts with HMOs, insurers offering preferred provider arrangements and other managed care plans, as well as add new facilities to our existing agreements at contracted rates, significantly affects our revenues and operating results. Generally, we compete for managed care contracts on the basis of price, market reputation, geographic location, quality and range of services, caliber of the medical staff and convenience. Other healthcare providers may affect our ability to enter into acceptable managed care contractual arrangements or negotiate commercial rate increases. For example, some of our competitors may negotiate exclusivity provisions with managed care plans or otherwise restrict the ability of managed care companies to contract with us. Vertical integration efforts involving third-party payers and healthcare providers, among other factors, may increase competitive challenges.

Our strategies are designed to help our hospitals and outpatient facilities remain competitive, to attract and retain an appropriate number of physicians of distinction in various specialties, as well as skilled clinical personnel and other healthcare professionals, and to increase patient volumes. To that end, we have made significant investments in equipment, technology, education and operational strategies designed to improve clinical quality at all of our facilities. In addition, we continually collaborate with physicians to implement the most current evidence-based medicine techniques to improve the way we provide care, while using labor management tools and supply-chain initiatives to reduce variable costs. Moreover, we participate in various value-based programs to improve quality and cost of care. We believe the use of these practices will promote the most effective and efficient utilization of resources and result in more appropriate lengths of stay, as well as reductions in readmissions for hospitalized patients. In general, we believe that quality of care improvements may have the effects of: (1) reducing costs; (2) increasing payments from Medicare and certain managed care payers for our services as governmental and private payers continue to move to pay-for-performance models, and the commercial market continues to move to more narrow networks and other methods designed to encourage covered individuals to use certain facilities over others; and (3) increasing physician and patient satisfaction, which may improve our volumes. It should be noted, however, that we do face competition from other health systems that are implementing similar strategies.

In addition, we have significantly increased our focus on operating our outpatient centers with improved accessibility and more convenient service for patients, increased predictability and efficiency for physicians, and (for most services) lower costs for payers than would be incurred with a hospital visit. We believe that emphasis on higher-demand clinical service lines (including outpatient services), focus on expanding our ambulatory care business, cultivation of our culture of service and participation in Medicare Advantage health plans that have been experiencing higher growth rates than traditional Medicare, among other strategies, will help us address competitive challenges in our markets.

We also recognize that our future success depends, in part, on our ability to maintain and renew our existing managed care contracts and enter into new managed care contracts on competitive terms. To bolster our competitive position, we have sought to include all of our hospitals and other healthcare businesses in the related geographic area or nationally when negotiating new managed care contracts, which may result in additional volumes at facilities that were not previously a part of such managed care networks. We also continue to engage in contracting strategies that create shared value with payers.

REVENUE CYCLE MANAGEMENT SOLUTIONS

Conifer faces competition from existing participants and new entrants to the revenue cycle management business, some of which may have significantly greater capital resources than Conifer. In addition, the internal revenue cycle management staff of hospitals and other healthcare providers, who perform many of the functions addressed by our services, in effect compete with us. Moreover, providers who have previously made investments in internally developed solutions may choose to continue to rely on their own resources. We also currently compete with several categories of external participants who offer revenue cycle services, including: software vendors and other technology-supported revenue cycle management business process outsourcing companies; traditional consultants, either specialized healthcare consulting firms or healthcare divisions of large accounting firms; and large, non-healthcare focused business process and information technology outsourcing firms.

We believe that competition for the revenue cycle management and other services Conifer provides is based primarily on: (1) knowledge and understanding of the complex public and private healthcare payment and reimbursement systems; (2) a track record of delivering revenue improvements and efficiency gains for hospitals and other healthcare providers; (3) the ability to deliver solutions that are fully integrated along each step of the revenue cycle; (4) cost-effectiveness, including the breakdown between up-front costs and pay-for-performance incentive compensation; (5) reliability, simplicity and flexibility of the technology platform; (6) understanding of the healthcare industry's regulatory environment, as well as laws and regulations relating to consumer protection; and (7) financial resources to maintain current technology and other infrastructure.

To be successful, Conifer must respond more quickly and effectively than its competitors to new or changing opportunities, technologies, standards, regulations and client requirements. Existing or new competitors may introduce technologies or services that render Conifer's technologies or services obsolete or less marketable. Even if Conifer's technologies and services are more effective than the offerings of its competitors, current or potential clients might prefer competitive technologies or services to Conifer's technologies and services. Furthermore, increased competition has resulted and may continue to result in pricing pressures, which could negatively impact Conifer's margins and growth rate.

HEALTHCARE REGULATION AND LICENSING

OVERVIEW

Like others in the healthcare industry, we are subject to an extensive and complex framework of government regulation at the federal, state and local levels. These legal and regulatory standards relate to, among other topics: ownership and operation of facilities and physician practices; licensure, certification and enrollment in government programs; the necessity and adequacy of medical care; quality of medical equipment and services; relationships with and qualifications of physicians and employees; operating conduct, policies and procedures; screening, stabilization and transfer of individuals who have emergency medical conditions; rate-setting, billing and coding for services; the preparation and filing of cost reports; the handling of overpayments; contractual arrangements; relationships with referral sources and referral recipients; privacy and security; maintenance of adequate records; construction, acquisition, expansion and closure of healthcare facilities or services; environmental protection; compliance with fire prevention and building codes; debt collection; and communications with patients and consumers. In addition, various permits are required to dispense narcotics, operate pharmacies, handle radioactive materials and operate certain equipment. Our facilities are also subject to periodic inspection by governmental and other authorities to determine their compliance with applicable regulations, as well as the standards necessary for licensing and accreditation.

We believe that our healthcare facilities hold all required governmental approvals, licenses and permits material to the operation of their business. Furthermore, we have extensive policies and procedures in place to facilitate compliance with applicable laws, rules and regulations; however, these policies and procedures cannot ensure compliance in every case. Moreover, government regulations often change, and we may have to make adjustments to our facilities, equipment, personnel and services to remain in compliance.

The potential consequences for failing to comply with applicable laws, rules and regulations include (1) required refunds of previously received government program payments, (2) the assessment of civil monetary penalties, including treble damages, (3) fines, which could be significant, (4) exclusion from participation in federal healthcare programs and (5) criminal sanctions, including sanctions against current or former employees. Our Medicare and Medicaid payments may be suspended pending even an investigation of what the government determines to be a credible allegation of fraud. Any of the aforementioned consequences could have a material adverse effect on our business, financial condition, results of operations or cash flows.

HEALTHCARE REFORM

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the "Affordable Care Act"), extended health coverage to millions of uninsured legal U.S. residents through a combination of private sector health insurance reforms and public program expansion. The initial expansion of health insurance coverage under the Affordable Care Act resulted in an increase in the number of patients using our facilities with either private or public program coverage and a decrease in uninsured and charity care admissions, along with reductions in Medicare and Medicaid reimbursement to healthcare providers, including us. Of the nine states in which we operate hospitals, four have taken action in accordance with the Affordable Care Act to expand their Medicaid programs; however, over half of our licensed beds at December 31, 2022 were located in five states, namely Alabama, Florida, South Carolina, Tennessee and Texas, that have not expanded Medicaid under the law.

There is ongoing uncertainty with respect to the ultimate net effect of the Affordable Care Act due to the potential for continued changes in the law's implementation and how government agencies and courts interpret it. Moreover, we cannot predict what future action, if any, Congress might take to amend the Affordable Care Act. If future modifications or interpretations result in significantly fewer individuals having private or public health coverage, we likely will experience decreased patient volumes, reduced revenues and an increase in uncompensated care, which would adversely affect our results of operations and cash flows.

There is also uncertainty regarding the potential impact of other healthcare-related reform efforts at the federal and state levels. Some reform initiatives, requirements and proposals could have a positive effect on our business, while others may increase our operating costs, negatively impact our case mix, adversely affect the reimbursement we receive for our services or require us to expend resources to modify certain aspects of our operations. Moreover, some current reforms could impact our competitive position, as well as our relationships with insurers and patients, including:

- the No Surprises Act, which established federal protections that became effective in 2022 against balance billing for certain out-of-network services, including emergency care, and which, among other things, contains resolution procedures for payment disputes between providers and insurers through an impartial arbitration system; and

- CMS' rules relating to hospital price transparency, which require that hospitals share payer-specific negotiated prices for certain healthcare services with the goal of making it easier for consumers to shop and compare prices across hospitals and estimate the cost of care before going to the hospital.

ANTIFRAUD AND ABUSE LAWS

A number of federal statutes, and the regulations implementing them, govern our participation in the Medicare and Medicaid payment programs, including:

- the anti-kickback and antifraud and abuse amendments codified under Section 1128B(b) of the Social Security Act (the "Anti-kickback Statute"), which prohibit the knowing and willful remuneration of anything of value intended to induce or reward patient referrals or the generation of business involving any item or service payable by federal healthcare programs, subject to certain government-established "safe harbor" exceptions;

- the False Claims Act ("FCA"), which prohibits the submission of claims for payment to government programs that are known to be, or should be known to be, fraudulent;

- the Stark law, which generally restricts physician referrals of Medicare or Medicaid patients to entities the physician or an immediate family member has a financial relationship with, regardless of any intent to violate the law, unless one of several exceptions applies; and

- the Civil Monetary Penalties Law, which authorizes the Secretary of HHS to impose civil penalties for various forms of fraud and abuse involving the Medicare and Medicaid programs.

The states in which we operate have adopted laws that prohibit payments in exchange for patient referrals, similar to the federal Anti-kickback Statute, or that otherwise prohibit fraud and abuse activities. Many states have also passed self-referral legislation similar to the Stark law. Often these state laws are broader in scope in terms of the providers and services regulated, and certain of the laws apply regardless of the source of payment for care. These statutes typically provide for criminal and civil penalties, as well as loss of licensure.

Application to Our Operations—We regularly enter into financial arrangements with physicians and other providers in a manner we believe complies with the Anti-kickback Statute, the Stark law, and other applicable antifraud and abuse laws. At December 31, 2022, the majority of the surgical hospitals and ASCs in our Ambulatory Care segment were owned by joint ventures with physicians and/or health systems. In addition, we have contracts with physicians and non-physician referral sources providing for a variety of financial arrangements, including employment agreements, leases and professional service contracts, such as medical director agreements. We also provide financial incentives to recruit physicians to relocate to communities served by our hospitals, including income and collection guarantees and reimbursement of relocation costs.

As described below, the primary focus of our quality, compliance and ethics program is compliance with the requirements of Medicare, Medicaid and other federally funded healthcare programs. However, if our arrangements are found to fail to comply with applicable antifraud and abuse laws, our operations could be adversely affected. In addition, any determination by a federal or state agency or court that USPI or one of its subsidiaries has violated any of these laws could give certain of our joint venture partners a right to terminate their relationships with us; and any similar determination with respect to Conifer could give Conifer's clients the right to terminate their services agreements with us. Moreover, any violations by and resulting penalties or exclusions imposed upon USPI's joint venture partners or Conifer's clients could adversely affect their financial condition and, in turn, have a material adverse effect on our business and results of operations.

Government Enforcement Efforts and Qui Tam Lawsuits—The healthcare industry is subject to heightened and coordinated civil and criminal enforcement efforts from both federal and state government agencies. The U.S. Office of Inspector General, which is an independent and objective oversight unit of HHS, conducts audits, evaluations and investigations relating to HHS programs and operations and, when appropriate, imposes civil monetary penalties, assessments and administrative sanctions.

Healthcare providers are also subject to qui tam or "whistleblower" lawsuits under the FCA, which allows private individuals to bring actions on behalf of the government, alleging that a hospital or healthcare provider has defrauded a government program, such as Medicare or Medicaid. If the government intervenes in the action and prevails, the defendant may be required to pay three times the damages sustained by the government, plus mandatory civil penalties for each false claim submitted to the government. As part of the resolution of a qui tam case, the qui tam plaintiff may share in a portion of any settlement or judgment. If the government does not intervene in the action, the qui tam plaintiff may continue to pursue the action independently. Qui tam actions can also be filed under certain state false claims laws if the fraud involves Medicaid funds or funding from state and local agencies.

We have paid significant amounts to resolve government investigations and qui tam matters brought against us in the past, and we are unable to predict the impact of any future actions on our business, financial condition, results of operations or cash flows.

HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") requires administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of protected health information ("PHI") and sets forth the rights of patients to understand and control how their information is used and disclosed. We have developed a comprehensive set of policies and procedures in our efforts to comply with HIPAA, and similar state privacy laws, under the guidance of our ethics and compliance department. Our compliance officers and information security officers are responsible for implementing and monitoring enterprise-wide compliance with our HIPAA privacy and security policies and procedures. We have also created an internal web-based HIPAA training program, which is mandatory for all employees.

Under HIPAA, we are required to report breaches of unsecured PHI to affected individuals without unreasonable delay, but not longer than 60 days following discovery of the breach. We are also required to notify HHS and, in certain situations involving large breaches, the media. All non-permitted uses or disclosures of unsecured PHI are presumed to be breaches unless it can be established that there is a low probability the information has been compromised. Various state laws and regulations may also require us to notify the applicable state agency and affected individuals in the event of a data breach involving individually identifiable information.

Violations of the HIPAA privacy and security regulations may result in criminal penalties and in substantial civil penalties per violation. In addition to enforcement by HHS, state attorneys general are authorized to bring civil actions seeking either injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents. HHS may resolve HIPAA violations through informal means, such as allowing a company to implement a corrective action plan, but HHS has the discretion to move directly to impose monetary penalties and is required to impose penalties for violations resulting from willful neglect. We are also subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties and subject us to additional privacy and security restrictions. In addition, various states have enacted, and other states are considering, new laws and regulations concerning the privacy and security of consumer and other personal information. To the extent we are subject to such requirements, these laws and regulations often have far-reaching effects, are subject to amendments, changing requirements and updates to regulators' enforcement priorities, may require us to modify our data processing practices and policies, may require us to incur substantial costs and expenses to comply and may subject our business to a risk of increased potential liability. These laws and regulations often provide for civil penalties for violations, as well as a private right of action for data breaches, which may increase the likelihood or impact of data breach litigation.

UTILIZATION REVIEW COMPLIANCE AND HOSPITAL GOVERNANCE

The Social Security Act and Medicare regulations generally require that services that may be paid for under the Medicare program or state healthcare programs are (1) provided economically and only when, and to the extent, they are medically reasonable and necessary, (2) of a quality that meets professionally recognized standards of healthcare, and (3) supported by appropriate evidence of medical necessity and quality. The Quality Improvement Organization program established under the Social Security Act seeks: to improve the effectiveness, efficiency, economy and quality of services delivered to Medicare beneficiaries; to preserve the Medicare Trust Fund by ensuring that Medicare pays only for services that are reasonable and necessary and that are provided in the most appropriate setting; and to protect Medicare beneficiaries by expeditiously addressing complaints, violations under the Emergency Medical Treatment and Active Labor Act, and other quality-related issues.

There has been increased scrutiny from outside auditors, government enforcement agencies and others, as well as an increased risk of government investigations and qui tam lawsuits, related to hospitals' Medicare observation rates and inpatient admission decisions. The term "Medicare observation rate" is defined as total unique observation claims divided by the sum of total unique observation claims and total inpatient short-stay acute care hospital claims. A low rate may raise suspicions that a hospital is inappropriately admitting patients that could be cared for in an observation setting. In addition, CMS has established a concept referred to as the "two-midnight rule" to guide practitioners admitting patients and contractors on when it is appropriate to admit individuals as hospital inpatients. Under the two-midnight rule, a Medicare patient should generally be admitted on an inpatient basis only when there is a reasonable expectation that the patient's care will cross two midnights; if not, the patient generally should be treated as an outpatient, unless an exception applies.

Medical and surgical services and practices are extensively supervised by committees of staff physicians at each of our healthcare facilities, are overseen by each facility's local governing board, the members of which primarily are community members and physicians, and are reviewed by our clinical quality personnel. The local governing board also helps maintain standards for quality care, develop short-term and long-range plans, and establish, review and enforce practices and procedures, as well as approves the credentials, disciplining and, if necessary, the termination of privileges of medical staff members.

CERTIFICATE OF NEED REQUIREMENTS

Some states require state approval for construction, acquisition and closure of healthcare facilities, including findings of need for additional or expanded healthcare facilities or services. Certificates or determinations of need, which are issued by governmental agencies with jurisdiction over healthcare facilities, are at times required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services, and certain other matters. Our subsidiaries operate acute care hospitals in five states that require a form of state approval under certificate of need programs applicable to those hospitals. Approximately 34% of our licensed hospital beds are located in these states (namely, Alabama, Massachusetts, Michigan, South Carolina and Tennessee). The certificate of need programs in most of these states, along with several others, also apply to ASCs.

Failure to obtain necessary state approval can result in the inability to expand facilities, add services, acquire a facility or change ownership. Further, violation of such laws may result in the imposition of civil sanctions or the revocation of a facility's license. We are unable to predict whether we will be required or able to obtain any additional certificates of need in any jurisdiction where they are required, or if any jurisdiction will eliminate or alter its certificate of need requirements in a manner that will increase competition and, thereby, affect our competitive position. In those states that do not have certificate of need requirements or that do not require review of healthcare capital expenditure amounts below a relatively high threshold, competition in the form of new services, facilities and capital spending is more prevalent.

ENVIRONMENTAL MATTERS

Our healthcare operations are subject to a number of federal, state and local environmental laws, rules and regulations that govern, among other things, our disposal of solid waste, as well as our use, storage, transportation and disposal of hazardous and toxic materials (including radiological materials). Our operations also generate medical waste that must be discarded in compliance with statutes and regulations that vary from state to state. In addition, our operating expenses could be adversely affected if legal and regulatory developments related to climate change or other initiatives result in increased energy or other costs. We could also be affected by climate change and other environmental issues to the extent such issues adversely affect the general economy or result in severe weather affecting the communities in which our facilities are located. At this time, based on current climate conditions and our assessment of existing and pending environmental rules and regulations, as well as treaties and international accords relating to climate change, we do not believe that the costs of complying with environmental laws, including regulations relating to climate change issues, will have a material adverse effect on our future capital expenditures, results of operations or cash flows. There were no material capital expenditures for environmental matters in the year ended December 31, 2022.

ANTITRUST LAWS

The federal government and most states have enacted antitrust laws that prohibit specific types of anti-competitive conduct, including price fixing, wage fixing, anticompetitive hiring practices, restrictive covenants, concerted refusals to deal, price discrimination and tying arrangements, as well as monopolization and acquisitions of competitors that have, or may have, a substantial adverse effect on competition. Violations of federal or state antitrust laws can result in various sanctions, including criminal and civil penalties.

Antitrust enforcement in the healthcare industry is a priority of the U.S. Federal Trade Commission ("FTC"). In recent years, the FTC has filed multiple administrative complaints and public comments challenging hospital transactions in several states. The FTC has focused its enforcement efforts on preventing hospital mergers that may, in the government's view, leave insufficient local options for patient services, which could result in increased costs to consumers. In addition, the FTC has given increased attention to the effect of combinations involving other healthcare providers, including physician practices, as well as to the use of restrictive covenants that limit the ability of employees and others to engage in certain competitive activities. The FTC has also entered into numerous consent decrees in the past several years settling allegations of price-fixing among providers.

LAWS AND REGULATIONS AFFECTING CONIFER'S OPERATIONS

Conifer is subject to civil and criminal statutes and regulations governing consumer finance, medical billing, coding, collections and other operations. In connection with these laws and regulations, Conifer has been and expects to continue to be party to various lawsuits, claims, and federal and state regulatory investigations from time to time. Some of these actions may involve large demands, as well as substantial defense costs. We cannot predict the outcome of current or future legal actions against Conifer or the effect that judgments, penalties or settlements in such matters may have on Conifer.

BILLING AND COLLECTION ACTIVITIES

The federal Fair Debt Collection Practices Act ("FDCPA") regulates persons who regularly collect or attempt to collect, directly or indirectly, consumer debts owed or asserted to be owed to another person. Certain of the accounts receivable handled by Conifer's third-party debt collection vendors are subject to the FDCPA, which establishes specific guidelines and procedures that debt collectors must follow in communicating with consumer debtors, including the time, place and manner of such communications. Conifer audits and monitors its vendors for compliance, but there can be no assurance that such audits and monitoring will detect all instances of potential non-compliance.

Many states also regulate the billing and collection practices of creditors who collect their own debt, as well as the companies a creditor engages to bill and collect from consumers on the creditor's behalf. These state regulations may be more stringent than the FDCPA. In addition, state regulations may be specific to medical billing and collections or the same or similar to state regulations applicable to third-party collectors. Certain of the accounts receivable Conifer or its billing, servicing and collections subsidiary, PSS Patient Solution Services, LLC, manages for its clients are subject to these state regulations.

Conifer is also subject to both federal and state regulatory agencies who have the authority to investigate consumer complaints relating to a variety of consumer protection laws, including but not limited to the Telephone Consumer Protection Act and its state equivalent. These agencies may initiate enforcement actions, including actions to seek restitution and monetary penalties from, or to require changes in business practices of, regulated entities. In addition, affected consumers may bring suits, including class action suits, to seek monetary remedies (including statutory damages) for violations of the federal and state provisions discussed above.

LAWS AND REGULATIONS AFFECTING OUR GBC

Our operations at our GBC in the Philippines are subject to certain U.S. healthcare industry-specific requirements, as well as U.S. and foreign laws applicable to businesses generally, including anti-corruption laws. One such law, the Foreign Corrupt Practices Act ("FCPA"), regulates U.S. companies in their dealings with foreign officials, prohibiting bribes and similar practices, and requires that they maintain records that fairly and accurately reflect transactions and appropriate internal accounting controls. FCPA enforcement actions continue to be a high priority for the SEC and the U.S. Department of Justice. Our failure to comply with the FCPA could result in the imposition of fines and other civil and criminal penalties, which could be significant.

COMPLIANCE AND ETHICS

General—Our ethics and compliance department maintains our values-based ethics and compliance program, which is designed to: (1) help staff in our corporate, USPI and Conifer offices, hospitals, outpatient centers and physician practices meet or exceed applicable standards established by federal and state statutes and regulations, as well as industry practice; (2) monitor and raise awareness of ethical issues among employees and others, and stress the importance of understanding and complying with our *Code of Conduct*; and (3) provide a channel for employees to make confidential ethics and compliance-related reports anonymously if they choose. The ethics and compliance department operates independently – it has its own operating budget; it has the authority to hire outside counsel, access any company document and interview any of our personnel; and our chief compliance officer reports directly to our chief executive officer, as well as to the quality, compliance and ethics committee of our board of directors.

Program Charter—Our *Quality, Compliance and Ethics Program Charter* is the governing document for our ethics and compliance program. Our adherence to the charter is intended to:

- support and maintain our present and future responsibilities with regard to participation in federal healthcare programs; and

- further our goals of operating an organization that (1) fosters and maintains the highest ethical standards among all employees, officers and directors, physicians practicing at our facilities, and contractors that furnish healthcare items or services, (2) values compliance with all state and federal statutes and regulations as a foundation of its corporate philosophy, and (3) aligns its behaviors and decisions with Tenet's core values.

The primary focus of our quality, compliance and ethics program is compliance with the requirements of Medicare, Medicaid and other federally funded healthcare programs. Pursuant to the terms of the charter, our ethics and compliance department is responsible for, among other things, the following activities: (1) assessing, critiquing, and (as appropriate) drafting and distributing company policies and procedures; (2) developing, providing, and tracking ethics and compliance training and other training programs, including job-specific training to those who work in clinical quality, coding, billing, cost reporting and referral source arrangements, in collaboration with the respective department responsible for oversight of each of these areas; (3) creating and disseminating our *Code of Conduct* and obtaining certifications of adherence to the *Code of Conduct* as a condition of employment; (4) maintaining and promoting our Ethics Action Line, a 24-hour, toll-free hotline that allows for confidential reporting of issues on an anonymous basis and emphasizes our no-retaliation policy; and (5) responding to and resolving all compliance-related issues that arise from the Ethics Action Line and compliance reports received from facilities and compliance officers (utilizing any compliance reporting software that we may employ for this purpose) or any other source that results in a report to the ethics and compliance department.

Code of Conduct—All of our employees and officers, including our chief executive officer, chief financial officer and principal accounting officer, are required to abide by our *Code of Conduct* to advance our mission that our business be conducted in a legal and ethical manner. The members of our board of directors and all of our contractors having functional roles similar to our employees are also required to abide by our *Code of Conduct*. The standards therein reflect our basic values and form the foundation of a comprehensive process that includes compliance with all corporate policies, procedures and practices. Our *Code of Conduct* covers such areas as quality patient care, compliance with all applicable statutes and regulations, appropriate use of our assets, protection of patient information and avoidance of conflicts of interest.

As part of the program, we provide compliance training at least annually to every employee and officer, as well as our board of directors and certain physicians and contractors. All such persons are required to report incidents that they believe in good faith may be in violation of the *Code of Conduct* or our policies, and all are encouraged to contact our Ethics Action Line when they have questions about the standards or any ethics concerns. All reports to the Ethics Action Line are kept confidential to the extent allowed by law, and any individual who makes a report has the option to remain anonymous. Incidents of alleged financial improprieties reported to the Ethics Action Line or the ethics and compliance department are communicated to the audit committee of our board of directors. Reported cases that involve a possible violation of the law or regulatory policies and procedures are referred to the ethics and compliance department for investigation, although certain matters may be referred out to the law or human resources department. Retaliation against anyone in connection with reporting ethical concerns is considered a serious violation of our *Code of Conduct*, and, if it occurs, it will result in discipline, up to and including termination of employment.

Availability of Documents—The full text of our *Quality, Compliance and Ethics Program Charter*, our *Code of Conduct*, and a number of our ethics and compliance policies and procedures are published on our website, at www.tenethealth.com, under the "Our Commitment To Compliance" caption in the "About Us" section. Amendments to the *Code of Conduct* and any grant of a waiver from a provision of the *Code of Conduct* requiring disclosure under applicable SEC rules will be disclosed at the same location as the *Code of Conduct* on our website.

INSURANCE

The healthcare industry has seen significant increases in the cost of professional and general liability insurance due to increased claims and lawsuits in the ordinary course of business. We maintain captive insurance companies to self-insure for the majority of our professional and general liability claims, and we purchase insurance from third parties to cover catastrophic claims. Commercial insurance we purchase is subject to per-claim and policy period aggregate limits. If the policy period aggregate limit of any of these policies is exhausted, in whole or in part, it could deplete or reduce the limits available to pay other material claims applicable to that policy period. Any losses not covered by or in excess of the amounts maintained under our professional and general liability insurance policies will be funded from our working capital or other sources of liquidity.

In addition to the reserves recorded by our captive insurance subsidiaries, we maintain reserves, including reserves for incurred but not reported claims, for our self-insured professional liability retentions and claims in excess of the policies' aggregate limits, based on modeled estimates of losses and related expenses. Also, we provide standby letters of credit to certain of our insurers, which can be drawn upon under certain circumstances, to collateralize the deductible and self-insured retentions under a select number of our professional and general liability insurance programs.

We also purchase property, cyber-liability and other insurance coverage from third parties. Our commercial insurance does not cover all claims against us and may not offset the financial impact of a material loss event. Moreover, commercial insurance may not continue to be available at a reasonable cost for us to maintain at adequate levels. The rise in the number and severity of hurricanes, wildfires, tornadoes and other weather events, whether or not precipitated by climate change, has created increased risk that is expected to lead to a rise in insurance premiums and reductions in coverage for property owners in the future. In addition, the risk of ransomware attacks, breaches or other disruptions to information technology systems is elevated in the current environment, which has caused an increase in cyber premiums and lower coverage limits. In April 2022, we experienced a cybersecurity incident that temporarily disrupted a subset of our acute care hospital operations and involved the exfiltration of certain confidential company and patient information (the "Cybersecurity Incident"). We estimate that the Cybersecurity Incident had an adverse pre-tax impact of approximately $100 million during the year ended December 31, 2022. This estimate includes the costs to remediate the issues, lost revenues from the associated business interruption and other related expenses. We have filed a claim within our policy limits. For further information regarding our insurance coverage, see Note 16 to our Consolidated Financial Statements.

COMPANY INFORMATION

We file annual, quarterly and current reports, proxy statements and other documents with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our reports, proxy statements and other documents filed electronically with the SEC are available at the website maintained by the SEC at www.sec.gov.

Our website, www.tenethealth.com, also offers, free of charge, access to our annual, quarterly and current reports (and amendments to such reports), and other filings made with, or furnished to, the SEC as soon as reasonably practicable after such documents are submitted to the SEC. The information found on our website is not incorporated by reference into nor part of this or any other report or document we file with or furnish to the SEC.

FORWARD-LOOKING STATEMENTS

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, each as amended. All statements, other than statements of historical or present facts, that address activities, events, outcomes, business strategies and other matters that we plan, expect, intend, assume, believe, budget, predict, forecast, project, target, estimate or anticipate (and other similar expressions) will, should or may occur in the future are forward-looking statements, including (but not limited to) disclosure regarding (1) the impact of the COVID-19 pandemic, (2) our future earnings, financial position, and operational and strategic initiatives, and (3) developments in the healthcare industry. Forward-looking statements represent management's expectations, based on currently available information, as to the outcome and timing of future events, but, by their nature, address matters that are indeterminate. They involve known and unknown risks, uncertainties and other factors, many of which we are unable to predict or control, that may cause our actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such factors include, but are not limited to, the following:

- The public health and economic impacts of the COVID-19 pandemic on our future operations, financial condition and liquidity, particularly if the U.S. economy remains volatile for a significant period of time;

- Our ability to enter into or renew managed care provider arrangements on acceptable terms; changes in service mix, revenue mix and surgical volumes, including potential declines in the population covered under managed care agreements; and the impact of the industry trends toward value-based purchasing and alternative payment models;

- The effects on our business of healthcare reform efforts, including the enactment of, or changes in, statutes and regulations affecting the healthcare industry generally; and regulatory developments, including reductions to Medicare and Medicaid payment rates or changes in reimbursement practices or to Medicaid supplemental payment programs;

- Our success in recruiting and retaining physicians, nurses and other healthcare professionals as affected by the COVID-19 pandemic, competition and other factors;

- The effect of competition generally, and clinical and price transparency regulations, on our business;

- The timing, outcome and impact of: government investigations and litigation; changes in federal tax laws, regulations and policies; and future tax audits, disputes and litigation associated with our tax positions;

- Security threats, catastrophic events and other disruptions that affect our information technology and related systems;

- Our ability to achieve operating and financial targets, attain expected levels of patient volumes, and identify and execute on measures designed to save or control costs or streamline operations;

- Operational and other risks associated with acquisitions, divestitures and joint venture arrangements, including the integration of newly acquired businesses;

- The impact of our significant indebtedness; the availability and terms of capital to refinance existing debt, fund our operations and expand our business; and our ability to comply with our debt covenants and, over time, reduce leverage;

- The effect that general adverse economic conditions (including inflation), consumer behavior and other factors have on our volumes and our ability to collect outstanding receivables on a timely basis, among other things; and increases in the amount of uninsured accounts, as well as deductibles, co-insurance amounts and co-pays for insured accounts; and

- Other factors and risks referenced in this report and our other public filings.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Should one or more of the risks and uncertainties described in this report occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statement. We specifically disclaim any obligation to update any information contained in a forward-looking statement or any forward-looking statement in its entirety, except as required by law.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary information.

ITEM 1A. RISK FACTORS

Our business is subject to a number of risks and uncertainties, many of which are beyond our control, that may cause our actual operating results or financial performance to be materially different from our expectations and make an investment in our securities risky. If one or more of the events discussed in this report were to occur, actual outcomes could differ materially from those expressed in or implied by any forward-looking statements we make in this report or our other filings with the SEC, and our business, financial condition, results of operations or liquidity could be materially adversely affected; furthermore, the trading price of our common stock could decline and our shareholders could lose all or part of their investment. Additional risks and uncertainties not presently known, or currently deemed immaterial, may also constrain our business and operations.

Risks Related to Our Overall Operations

The COVID-19 pandemic continues to adversely impact our operations; we cannot predict whether or how any future laws and regulations related to or in response to the pandemic will affect us; and the lingering economic effects of the pandemic could harm our liquidity.

In 2022, the public health and economic effects of the COVID-19 pandemic continued to adversely impact our operations, as well as our patients, communities and employees, to varying degrees. New variants of the virus caused additional outbreaks in 2022, and there continues to be a lack of clarity about the nature and degree of the health effects of COVID-19 over time. Known and unknown risks and uncertainties caused by the pandemic, including those described below, have had, and are continuing to have, a material impact on our business, financial condition, results of operations and cash flows; such risks and uncertainties may heighten other risks to our business as described herein.

Surges of COVID-19 at various points throughout 2022 caused periodic spikes in COVID admissions at our hospitals and resulted in increased case cancellations in our Ambulatory Care segment. We have incurred and continue to incur additional costs to protect the health and well-being of patients and staff. In addition, the demand for care of COVID-19 patients in some of our hospitals put a strain on our resources and personnel. We have been required, and we may in the future be required, to temporarily reduce overall operating capacity or suspend certain services at individual facilities due to staffing constraints and other COVID-19-related factors.

As further described below, the pandemic also exacerbated previously existing workforce shortages – and, thereby, competition for qualified candidates – as more employees chose to retire early, leave the workforce or take travel assignments. Over the past several years, we have had to rely on higher-cost temporary and contract labor, which we compete with other healthcare providers to secure, and pay premiums above standard compensation for essential workers.

Moreover, throughout the pandemic, we have experienced significant price increases in medical supplies, particularly for personal protective equipment, and we have encountered supply-chain disruptions, including shortages and delays. In addition, our Ambulatory Care segment has been impacted by shipment delays in construction materials and capital equipment with respect to its de novo facility development efforts, which are a key part of our portfolio expansion strategy. COVID-19 surges and outbreaks of new variants could further impact the cost of medical supplies, and supply shortages and delays may impact our ability to see, admit and treat patients.

As described in detail in MD&A, the various federal legislative actions provided relief measures intended to mitigate some of the adverse financial impacts of the COVID-19 pandemic on the healthcare industry. We are unable to predict whether future changes, if any, to these relief measures will negatively affect our business, financial condition, results of operations or cash flows. Furthermore, some of the measures allowing for flexibility in delivery of care and financial support for healthcare providers are available only for the duration of the public health emergency as declared by the Secretary of HHS, which is now scheduled to expire on May 11, 2023. The federal government and state and local governments may consider additional stimulus and relief efforts, but we are unable to predict whether any such measures will be enacted. There can also be no assurance that we will be eligible or apply for, or receive or benefit from, additional COVID-19-related stimulus assistance in the future, nor can there be any assurance as to the amount and type of assistance we may receive or seek or whether we will be able to comply with the applicable terms and conditions to retain such assistance. To the extent we do receive amounts or benefits under future relief measures related to or in response to the COVID-19 pandemic, we cannot predict how such assistance will affect our operations or whether it will offset the negative impacts on our operations arising from the pandemic.

Broad economic factors resulting from the pandemic, including higher inflation, increased unemployment rates in certain areas where we operate and reduced consumer spending, have impacted, and are continuing to impact, our service mix, revenue mix and patient volumes. Business closings and layoffs in the areas we operate may lead to increases in the uninsured and underinsured populations and adversely affect demand for our services, as well as the ability of patients to pay for services. Any increase in the amount of or deterioration in the collectability of patient accounts receivable could adversely affect our cash flows and results of operations. If general economic conditions deteriorate or remain uncertain for an extended period of time, our liquidity and ability to repay our outstanding debt may be impacted, and there can be no assurance that we will be able to raise additional funds on terms acceptable to us, if at all.

In general, the extent of the impact of the COVID-19 pandemic on our future operational and financial performance is currently uncertain and will depend on many factors outside of our control, including, among others: the duration, severity and trajectory of the pandemic, including the possible spread of potentially more contagious and/or virulent forms of the virus; future economic conditions, as well as the impact of government actions and administrative regulations on the hospital industry and broader economy, including through existing and any future stimulus efforts; the development, availability and widespread use of effective medical treatments and vaccines; the imposition of public safety measures; the volume of canceled or rescheduled procedures at our facilities; and the volume of COVID-19 patients across our care network. Moreover, we cannot predict when or if our hospital volumes and case mix will return to pre-pandemic levels, particularly given that millions of Americans could lose Medicaid coverage once states restart their eligibility determinations on April 1, 2023.

If we are unable to enter into, maintain and renew managed care contractual arrangements on competitive terms, if we experience material reductions in the contracted rates we receive from managed care payers or if we have difficulty collecting from managed care payers, our results of operations could be adversely affected.

Our ability to enter into, maintain and renew favorable contracts with HMOs, insurers offering preferred provider arrangements and other managed care plans, as well as add new facilities to our existing agreements at contracted rates, significantly affects our revenues and operating results. For the year ended December 31, 2022, approximately 70%, or $9.730 billion, of our net patient service revenues for the hospitals and related outpatient facilities in our Hospital Operations segment was attributable to managed care payers, including Medicare and Medicaid managed care programs. Moreover, in 2022, our commercial managed care net inpatient revenue per admission from the hospitals in our Hospital Operations segment was approximately 81% higher than our aggregate yield on a per-admission basis from government payers, including managed Medicare and Medicaid insurance plans.

We currently have thousands of managed care contracts with various HMOs and PPOs; however, our top 10 managed care payers generated 62% of our managed care net patient service revenues for the year ended December 31, 2022. Because of this concentration, we may experience a short or long-term adverse effect on our net operating revenues if we cannot renew, replace or otherwise mitigate the impact of expired contracts with significant payers. Furthermore, material payment delays and disputes between us and significant managed care payers could have a material adverse effect on our financial condition, results of operations or cash flows. At December 31, 2022, 66% of our net accounts receivable for our Hospital Operations segment was due from managed care payers.

Private payers are increasingly attempting to control healthcare costs through direct contracting with hospitals to provide services on a discounted basis, increased utilization reviews and greater enrollment in managed care programs, such as HMOs and PPOs. Any negotiated discount programs we agree to generally limit our ability to increase reimbursement rates to offset increasing costs. Furthermore, the ongoing trend toward consolidation among non-government payers tends to increase their bargaining power over contract terms. Generally, we compete for these contracts on the basis of price, market reputation, geographic location, quality and range of services, caliber of the medical staff and convenience. Our relationships with payers, and reimbursement for the care we provide, may be further impacted by clinical and price transparency initiatives and out-of-network billing restrictions, including those in the No Surprises Act, which took effect January 1, 2022. In general, any material reductions in the contracted or out-of-network rates we receive for our services or any significant difficulties in collecting receivables from managed care payers could have a material adverse effect on our financial condition, results of operations or cash flows.

Future changes in the Medicare and Medicaid programs or other government healthcare programs, including reductions in scale and scope, could have an adverse effect on our business.

We are unable to predict the effect of future government healthcare funding policy changes on our operations. If the rates paid by governmental payers are reduced, if the scope of services covered by governmental payers is limited, or if we or one or more of our hospitals are excluded from participation in the Medicare or Medicaid program or any other government healthcare program, there could be a material adverse effect on our business, financial condition, results of operations or cash flows.

For the year ended December 31, 2022, approximately 17% and 7% of our net patient service revenues for the hospitals and related outpatient facilities in our Hospital Operations segment were from the Medicare program and various state Medicaid programs, respectively, in each case excluding Medicare and Medicaid managed care programs. The Medicare and Medicaid programs are subject to:

- statutory and regulatory changes, administrative and judicial rulings, interpretations and determinations concerning patient eligibility requirements, funding levels and the method of calculating reimbursements, among other things;

- requirements for utilization review; and

- federal and state funding restrictions.

Any of these factors could materially increase or decrease payments from these government programs in the future, as well as affect the cost of providing services to our patients and the timing of payments to our facilities, which could in turn adversely affect our overall business, financial condition, results of operations or cash flows.

Even prior to the COVID-19 pandemic, several states in which we operate faced budgetary challenges that resulted in reduced Medicaid funding levels to hospitals and other providers. Because most states must operate with balanced budgets, and the Medicaid program is generally a significant portion of a state's budget, states can be expected to adopt or consider adopting future legislation designed to reduce or not increase their Medicaid expenditures. In addition, some states delay issuing Medicaid payments to providers to manage state expenditures. As an alternative means of funding provider payments, many of the states in which we operate have adopted supplemental payment programs or have received federal government waivers allowing them to test new approaches and demonstration projects to improve care. Federal government denials or delayed approvals of waiver applications or extension requests by the states in which we operate could materially impact our Medicaid funding levels. Continuing pressure on state budgets and other factors, including legislative and regulatory changes, could result in future reductions to Medicaid payments, payment delays or changes to Medicaid supplemental payment programs that could negatively impact our financial condition, results of operations or cash flows.

It is essential to our ongoing business that we attract an appropriate number of quality physicians in the specialties required to support our services and that we maintain good relations with those physicians.

The success of our business and clinical program development depends in large part on the number, quality, specialties, and admitting and scheduling practices of the licensed physicians who are members of the medical staffs of our hospitals and other facilities, as well as physicians who affiliate with us and use our facilities as an extension of their practices. Physicians are often not employees of the hospitals or surgery centers at which they practice. Members of the medical staffs of our facilities also often serve on the medical staffs of facilities we do not operate, and they are free to terminate their association with our facilities or admit their patients to competing facilities at any time. In addition, although physicians who own interests in our facilities are generally subject to agreements restricting them from owning an interest in competitive facilities, we may not learn of, or may be unsuccessful in preventing, our physician partners from acquiring interests in competitive facilities.

We compete with system-affiliated hospitals and healthcare companies, as well as health insurers and private equity companies, in recruiting physicians, acquiring physician practices and, where permitted by law, employing physicians. In 2022, we continued to experience challenges in recruiting and retaining physicians. In some of the regions in which we operate, physician recruitment and retention are affected by a shortage of qualified physicians in certain higher-demand clinical service lines and specialties. Furthermore, our ability to recruit and employ physicians is closely regulated. For example, the types, amount and duration of compensation and assistance we can provide to recruited physicians are limited by the federal Anti-kickback Statute and Stark law, as well as other applicable antifraud and abuse laws and regulations. All arrangements with physicians must also be fair market value and commercially reasonable. If we are unable to attract and retain sufficient numbers of quality physicians by providing adequate support personnel, technologically advanced equipment, and facilities that meet the needs of those physicians and their patients, physicians may choose not to refer patients to our facilities, admissions and outpatient visits may decrease, and our operating performance may decline.

Our labor costs have been, and we expect will continue to be, adversely affected by competition for staffing, the shortage of experienced nurses and other healthcare professionals, and labor union activity.

Our operations are dependent on the availability, efforts, abilities and experience of management and medical support personnel, including nurses, therapists, pharmacists and lab technicians, among others. We have always competed with other healthcare providers in recruiting and retaining these employees; however, over the past several years, our industry has been facing considerable workforce challenges. Like other hospital companies, we continue to experience a shortage of advanced practice providers and critical-care nurses in certain disciplines and geographic areas. The COVID-19 pandemic exacerbated these shortages – and, thereby, competition for qualified candidates – as more employees chose to retire early, leave the workforce or take travel assignments. We expect these impacts may persist beyond the duration of the pandemic. In addition, in some areas, the increased demand for care of patients with COVID-19, influenza and other respiratory viruses in our hospitals, as well as the direct impact of these illnesses on physicians, employees and their families, have put a strain on our resources and staff. As a result of the aforementioned challenges, we have been, and we may continue to be, required to enhance wages and benefits to recruit and retain experienced employees, pay premiums above standard compensation for essential workers, make greater investments in education and training for newly licensed medical support personnel, or hire more expensive temporary or contract employees, which we also compete with other healthcare providers to secure.

We also depend on the available labor pool of semi-skilled and unskilled workers in each of the areas where we operate. In some of our communities, employers across various industries have increased their minimum wage, which has created more competition and, in some cases, higher labor costs for this sector of employees. In addition, we expect that inflationary pressures, which we are unable to predict or control, will continue to impact our salaries, wages and benefits expense in the future. Furthermore, state-mandated nurse-staffing ratios in California affect not only our labor costs, but they also cause us to limit admissions if we do not have the necessary number of nurses available to meet the required ratios, which has a corresponding adverse effect on our revenues. If other states adopt similarly restrictive staffing laws, these impacts would be compounded and could be material.

Increased labor union activity is another factor that can adversely affect our labor costs. At December 31, 2022, approximately 26% of the employees in our Hospital Operations segment were represented by labor unions. Unionized employees – primarily registered nurses and service, technical and maintenance workers – are located at 33 of our hospitals, the majority of which are in California, Florida and Michigan. Organizing activities by labor unions could increase our level of union representation in future periods. When we are negotiating collective bargaining agreements with unions (whether such agreements are renewals or first contracts), work stoppages and strikes may be threatened or occur, as they did at one of our hospitals in 2021. Extended strikes have had, and could in the future have, an adverse effect on our patient volumes, net operating revenues and labor costs at individual hospitals or in local markets.

In general, our failure to successfully recruit qualified employees, manage attrition, avoid labor disruptions, control costs and plan for future labor needs could have a material adverse effect on our ability to treat patients and our overall business, financial condition, results of operations or cash flows.

Our hospitals, outpatient centers and other healthcare businesses operate in competitive environments, and competition in our markets can adversely affect patient volumes and other aspects of our operations.

We believe our hospitals and outpatient facilities compete within local communities on the basis of many factors, including: quality of care; location and ease of access; the scope and breadth of services offered; reputation; and the caliber of the facilities, equipment and employees. Furthermore, healthcare consumers are now able to access hospital performance data on quality measures and patient satisfaction, as well as standard charges for services, to compare competing providers. The No Surprises Act created additional price transparency requirements beginning January 1, 2022, including requiring providers to send to health plans of insured patients and to uninsured patients good faith estimates of the expected charges and diagnostic codes prior to the scheduled dates of services. If any of our hospitals achieve poor results (or results that are lower than our competitors) on quality measures or patient satisfaction surveys, or if our standard charges are or are perceived to be higher than our competitors, we may attract fewer patients. In addition, the competitive positions of hospitals and outpatient facilities depend in large part on the number, quality, specialties, and admitting and scheduling practices of the licensed physicians who are members of the medical staffs of those facilities, as well as physicians who affiliate with and use outpatient centers as an extension of their practices. We compete with system-affiliated hospitals and healthcare companies, as well as health insurers and private equity companies, in recruiting physicians, acquiring physician practices and, where permitted by law, employing physicians.

Some of the hospitals that compete with our hospitals are owned by tax-supported government agencies, and many others are owned by not-for-profit organizations that may have financial advantages not available to our facilities, including (1) support through endowments, charitable contributions and tax revenues, (2) access to tax-exempt financing, and (3) exemptions from sales, property and income taxes. In addition, in certain areas in which we operate, large teaching hospitals provide highly specialized facilities, equipment and services that may not be available at most of our hospitals. The existence or absence of state laws that require findings of need for construction and expansion of healthcare facilities or services may also impact competition. In recent years, the number of freestanding specialty hospitals, surgery centers, EDs and imaging centers in the geographic areas in which we operate has increased significantly. Some of these facilities are physician-owned.

Another major factor in the competitive position of a hospital or outpatient facility is the scope of its relationships with managed care plans given that HMOs, PPOs, third-party administrators and other third-party payers use managed care contracts to encourage patients to use certain hospitals in exchange for discounts from the hospitals' established charges. Generally, we compete for managed care contracts on the basis of price, market reputation, geographic location, quality and range of services, caliber of the medical staff and convenience. Other healthcare providers may affect our ability to enter into acceptable managed care contractual arrangements or negotiate commercial rate increases. For example, some of our competitors may negotiate exclusivity provisions with managed care plans or otherwise restrict the ability of managed care companies to contract with us. Vertical integration efforts involving third-party payers and healthcare providers, among other factors, may increase competitive challenges.

If our competitors are better able to attract patients, recruit physicians, expand services or obtain favorable managed care contracts at their facilities than we are, we may experience an overall decline in patient volumes.

Our business could be significantly and negatively impacted by security threats, catastrophic events and other disruptions affecting our information technology and related systems.

Our information technology systems are critical to the day-to-day operation of our business. We rely on our information technology to process, transmit and store clinical, financial and operational data that includes PHI, personally identifiable information, and proprietary and confidential business data. We utilize electronic health records and other information technology in connection with all of our operations, including our billing and other financial systems, supply chain and labor management tools. Our systems, in turn, interface with and rely on third-party systems that we do not control, including medical devices and other processes supporting the interoperability of healthcare infrastructures. We rely on these third-party providers to have appropriate controls to protect confidential information and other sensitive or regulated data. While we seek to obtain assurances that third parties will protect our information, there is a risk the security of data held by such third parties could be breached. We monitor and routinely test our security systems and processes and have a diversified data network that provides redundancies as well as other measures designed to protect the integrity, security and availability of the data we process, transmit and store. However, the information technology and infrastructure we use, and the third-party systems we interact with, have been, and will likely continue to be, subject to computer viruses, attacks by hackers, or breaches due to malfeasance or employee error. The COVID-19 pandemic placed additional stress on our information technology systems, and the risk of attack, breach or other disruption to these systems remains elevated in the current environment. In April 2022, we experienced a cybersecurity incident that temporarily disrupted a subset of our acute care operations and involved the exfiltration of certain confidential company and patient information. We continue to face a heightened risk of cybersecurity threats targeting healthcare providers, including ransomware attacks.

In general, attacks on, or breaches or other disruptions to, our information technology assets or those of third parties that we rely upon could impact the integrity, security or availability of data we process, transmit or store. The preventive actions we take to reduce the risk of such incidents and protect our information technology may not be sufficient. As cybersecurity threats continue to evolve, we may not be able to anticipate certain attack methods in order to implement effective protective measures, and we continue to be required to expend significant additional resources to modify and strengthen our security measures, investigate and remediate any vulnerabilities in our information systems and infrastructure, and invest in new technology designed to mitigate security risks. Our insurance against cyber-risks and attacks may not provide the coverage we anticipate or offset the financial impact of a material loss event. In addition, the elevated risk of ransomware attacks, breaches and other disruptions to information technology systems in the current environment has caused increases in our cyber premiums and lower coverage limits.

Third parties to whom we outsource certain of our functions, or with whom our systems interface and who may, in some instances, store our sensitive and confidential data, are also subject to the risks outlined above and may not have or use controls effective to protect such information. An attack, breach or other system disruption affecting any of these third parties could similarly harm our business. Further, successful cyber-attacks at other healthcare services companies, whether or not we are impacted, could lead to a general loss of consumer confidence in our industry that could negatively affect us, including harming the market perception of the effectiveness of our security measures or of the healthcare industry in general, which could result in reduced use of our services.

Our networks and technology systems have also experienced disruption due to planned events, such as system implementations, upgrades, and other maintenance and improvements, and they are subject to disruption in the future for similar events, as well as catastrophic events, including a major earthquake, fire, hurricane, telecommunications failure, terrorist attack or the like.

Any ransomware attack, breach, system interruption or unavailability of our information systems or of third-party systems with access to our data could result in: the unauthorized disclosure, misuse, loss or corruption of such data; interruptions and delays in our normal business operations (including the collection of revenues); patient harm; potential liability under privacy, security, consumer protection or other applicable laws; regulatory penalties; and negative publicity and damage to our reputation. Any of these could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We cannot predict the impact healthcare reform efforts may have on our business, financial condition, results of operations or cash flows.

The initial expansion of health insurance coverage under the Affordable Care Act resulted in an increase in the number of patients using our facilities with either private or public program coverage and a decrease in uninsured and charity care admissions, along with reductions in Medicare and Medicaid reimbursement to healthcare providers, including us. However, there is ongoing uncertainty with respect to the ultimate net effect of the Affordable Care Act due to the potential for continued changes in the law's implementation and how government agencies and courts interpret it. Moreover, we cannot predict what future action, if any, Congress might take to amend the Affordable Care Act. If future modifications or interpretations result in significantly fewer individuals having private or public health coverage, we likely will experience decreased patient volumes, reduced revenues and an increase in uncompensated care, which would adversely affect our results of operations and cash flows.

There is also uncertainty regarding the potential impact of other healthcare-related reform efforts at the federal and state levels. Some reform initiatives, requirements and proposals could increase our operating costs, negatively impact our case mix, adversely affect the reimbursement we receive for our services or require us to expend resources to modify certain aspects of our operations. Moreover, some current reforms could impact our competitive position, as well as our relationships with insurers and patients, including the No Surprises Act and CMS' rules relating to hospital price transparency.

The industry trends toward value-based purchasing and alternative payment models may negatively impact our revenues.

Value-based purchasing and alternative payment model initiatives of both governmental and private payers tying financial incentives to quality and efficiency of care will increasingly affect the results of operations of our hospitals and other healthcare facilities, and may negatively impact our revenues if we are unable to meet expected quality standards. Medicare requires providers to report certain quality measures in order to receive full reimbursement increases for inpatient and outpatient procedures that were previously awarded automatically; each year, CMS updates these measures through refinement or removal of existing measures and the addition of new measures. Moreover, hospitals that meet or exceed certain quality performance standards will receive increased reimbursement payments, and hospitals that have "excess readmissions" for specified conditions will receive reduced reimbursement. The COVID-19 pandemic has been a disruptive force for CMS' quality measurement programs; as a result, we expect there will continue to be volatility with respect to readmission penalties in the near term. Furthermore, Medicare no longer pays hospitals additional amounts for the treatment of certain hospital-acquired conditions ("HACs"), unless the conditions were present at admission. Hospitals that rank in the worst 25% of all hospitals nationally for HACs in the previous year receive reduced Medicare reimbursements. In addition, the Affordable Care Act prohibits the use of federal funds under the Medicaid program to reimburse providers for treating certain provider-preventable conditions.

The Affordable Care Act also created the CMS Innovation Center to develop and test innovative payment and service delivery models that have the potential to reduce Medicare, Medicaid or Children's Health Insurance Program expenditures while preserving or enhancing the quality of care for beneficiaries. Congress has defined – both through the Affordable Care Act and previous legislation – a number of specific demonstrations for CMS to conduct, including bundled payment models. Generally, the bundled payment models hold hospitals financially accountable for the quality and costs for an entire episode of care for a specific diagnosis or procedure from the date of the hospital admission or inpatient procedure through 90 days post-discharge, including services not provided by the hospital, such as physician, inpatient rehabilitation, skilled nursing and home health care. Provider participation in some of these models is voluntary; however, participation in certain other bundled payment arrangements is mandatory for providers located in randomly selected geographic locations. Under the mandatory models, hospitals are eligible to receive incentive payments or will be subject to payment reductions within certain corridors based on their performance against quality and spending criteria. It is difficult to predict what impact, if any, these demonstration programs will have on our inpatient volumes, net revenues or cash flows.

There are also trends among private payers toward value-based purchasing and alternative payment models for healthcare services. Many large commercial payers expect hospitals to report quality data, and several of these payers will not reimburse hospitals for certain preventable adverse events. We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts.

We are unable at this time to predict how the industry trends toward value-based purchasing and alternative payment models will affect our results of operations, but they could negatively impact our revenues, particularly if we are unable to meet the quality and cost standards established by both governmental and private payers.

Violations of existing regulations or failure to comply with new or changed regulations could harm our business and financial results.

Our hospitals, outpatient centers and related healthcare businesses are subject to an extensive and complex framework of government regulation at the federal, state and local levels. These legal and regulatory standards relate to, among other topics: ownership and operation of facilities and physician practices; licensure, certification and enrollment in government programs; the necessity and adequacy of medical care; quality of medical equipment and services; relationships with and qualifications of physicians and employees; operating conduct, policies and procedures; screening, stabilization and transfer of individuals who have emergency medical conditions; rate-setting, billing and coding for services; the preparation and filing of cost reports; the handling of overpayments; contractual arrangements; relationships with referral sources and referral recipients; privacy and security; maintenance of adequate records; construction, acquisition, expansion and closure of healthcare facilities or services; environmental protection; compliance with fire prevention and building codes; debt collection; and communications with patients and consumers. In addition, various permits are required to dispense narcotics, operate pharmacies, handle radioactive materials and operate certain equipment. Our facilities are also subject to periodic inspection by governmental and other authorities to determine their compliance with applicable regulations, as well as the standards necessary for licensing and accreditation.

The policies and procedures we have in place to facilitate compliance with applicable laws, rules and regulations cannot ensure compliance in every case. Moreover, government regulations often change, and we may have to make adjustments to our facilities, equipment, personnel and services to remain in compliance. The potential consequences for failing to comply with applicable laws, rules and regulations include (1) required refunds of previously received government program payments, (2) the assessment of civil monetary penalties, including treble damages, (3) fines, which could be significant, (4) exclusion from participation in federal healthcare programs and (5) criminal sanctions, including sanctions against current or former employees. Our Medicare and Medicaid payments may be suspended pending even an investigation of what the government determines to be a credible allegation of fraud. Any of the aforementioned consequences could have a material adverse effect on our business, financial condition, results of operations or cash flows. Furthermore, even a public announcement that we are being investigated for possible violations of law could have a material adverse effect on the value of our common stock and our business reputation could suffer.

In general, the healthcare industry continues to attract much legislative interest and public attention. We are unable to predict the future course of federal, state and local healthcare legislation, regulation or enforcement efforts. Further changes in the regulatory framework negatively affecting healthcare providers could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We could be subject to substantial uninsured liabilities or increased insurance costs as a result of significant legal actions.

We are subject to medical malpractice lawsuits, antitrust claims and other legal actions in the ordinary course of business. In addition, from time to time, we have been and expect to continue to be subject to regulatory proceedings and private litigation (including employee class action lawsuits) concerning our application of various federal and state labor laws, rules and regulations governing a variety of workplace wage and hour issues. Some of these actions involve large demands, as well as substantial defense costs. Even in states that have imposed caps on damages, litigants are seeking recoveries under new theories of liability that might not be subject to such caps. Our commercial insurance does not cover all claims against us and may not offset the financial impact of a material loss event. Moreover, commercial insurance may not continue to be available at a reasonable cost for us to maintain at adequate levels. We cannot predict the outcome of current or future legal actions against us or the effect that judgments or settlements in such matters may have on us or on our insurance costs. Additionally, professional and general liability insurance we purchase is subject to per-claim and policy period aggregate limits. If the policy period aggregate limit of any of these policies is exhausted, in whole or in part, it could deplete or reduce the limits available to pay other material claims applicable to that policy period. Any losses not covered by or in excess of the amounts maintained under insurance policies will be funded from our working capital or other sources of liquidity. Furthermore, one or more of our insurance carriers could become insolvent and unable to fulfill its or their obligations to defend, pay or reimburse us when those obligations become due. In that case or if payments of claims exceed our estimates or are not covered by insurance, it could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Any future cost-reduction initiatives may not deliver the benefits we expect, and actions taken may adversely affect our business.

Our future financial performance and level of profitability may depend, in part, on various cost-reduction initiatives, including the outsourcing of certain functions unrelated to direct patient care. We may encounter challenges in executing cost-reduction initiatives and not achieve the intended cost savings. In addition, we may face wrongful termination, discrimination or other legal claims from employees affected by any workforce reductions, and we may incur substantial costs defending against such claims, regardless of their merits. The threat of such claims may also significantly increase our severance costs. Workforce reductions, whether as a result of internal restructuring or in connection with outsourcing efforts, may result in the loss of numerous long-term employees, the loss of institutional knowledge and expertise, the reallocation of certain job responsibilities and the disruption of business continuity, all of which could negatively affect operational efficiencies and increase our operating expenses in the short term. Moreover, outsourcing and offshoring expose us to additional risks, such as reduced control over operational quality and timing, foreign political and economic instability, compliance and regulatory challenges, and natural disasters not typically experienced in the United States, such as volcanic activity and tsunamis.

Trends affecting our actual or anticipated results may require us to record impairment and restructuring charges that may negatively impact our results of operations.

As a result of factors that have negatively affected our industry generally and our business specifically, we have been, and in the future expect to be, required to record various charges in our results of operations. During the year ended December 31, 2022, we recorded $94 million of impairment charges and $118 million of restructuring charges. Our impairment tests presume stable, improving or, in some cases, declining operating results in our facilities, which are based on programs and initiatives being implemented that are designed to achieve each facility's most recent projections. If these projections are not met, or negative trends occur that impact our future outlook, future impairments of long-lived assets and goodwill may occur, and we may incur additional restructuring charges, which could be material. We believe significant factors that contribute to adverse financial trends include reductions in volumes of insured patients, shifts in payer mix from commercial to governmental payers combined with reductions in reimbursement rates from governmental payers, and high levels of uninsured patients. Future restructuring of our operating structure that changes our goodwill reporting units could also result in future impairments of our goodwill. Any such charges could negatively impact our results of operations.

Risks Related to Acquisitions, Divestitures and Joint Ventures

When we acquire new assets or businesses, we become subject to various risks and uncertainties that could adversely affect our results of operations and financial condition.

We have completed a number of acquisitions in recent years, and we expect to pursue additional transactions in the future. A key business strategy for USPI, in particular, is the acquisition and development of facilities, primarily through the formation of joint ventures with physicians and health system partners. With respect to planned or future transactions, we cannot provide any assurances that we will be able to identify suitable candidates, consummate transactions on terms that are favorable to us, or achieve synergies or other benefits in a timely manner or at all. Furthermore, companies or operations we acquire may not be profitable or may not achieve the profitability that justifies the investments made. Businesses we acquire may also have pre-existing unknown or contingent liabilities, including liabilities for failure to comply with applicable healthcare regulations. These liabilities could be significant, and, if we are unable to exclude them from the acquisition transaction or successfully obtain and pursue indemnification from a third party, they could harm our business and financial condition. In addition, we may be unable to timely and effectively integrate ASCs, physician practices and other businesses that we acquire with our ongoing operations, or we may experience delays implementing operating procedures, personnel and systems, which could impact the financial performance of the acquired business. Significant acquisitions have required, and may in the future require, a substantial investment of time and resources across our enterprise; these efforts may affect management focus and impact our ability to properly prioritize and successfully execute on our other strategic initiatives. Moreover, future acquisitions could result in the incurrence of additional debt and contingent liabilities, potentially dilutive issuances of equity securities, and increased operating expenses, any of which could adversely affect our results of operations and financial condition.

We cannot provide any assurances that we will be successful in divesting assets we wish to sell.

We continue to exit service lines and businesses that we believe are no longer a core part of our long-term growth and synergy strategies. We cannot provide any assurances that completed, planned or future divestitures or other strategic transactions will achieve their business goals or the benefits we expect.

We have in the past, and may in the future, fail to obtain applicable regulatory approvals, including FTC approvals, with respect to planned divestitures of assets or businesses. Moreover, we may encounter difficulties in finding acquirers or alternative exit strategies on terms that are favorable to us, which could delay the receipt of anticipated proceeds necessary for us to complete our planned strategic objectives. In addition, our divestiture activities have required, and may in the future require, us to retain significant pre-closing liabilities, recognize impairment charges (as discussed above) or agree to contractual restrictions that limit our ability to reenter a particular market, which may be material. Many of our acute care hospital divestitures also necessitate us entering into a transition services agreement with the buyer for information technology and other related services. As a consequence, we may be exposed to the financial status of the buyer for any payments under such transition services agreements or for transferred contractual liabilities, which could be significant.

Furthermore, our divestiture and other corporate development activities may present financial and operational risks, including (1) the diversion of management attention from existing core businesses, (2) adverse effects (including a deterioration in the related asset or business) from the announcement of the planned or potential activity, and (3) the challenges associated with separating personnel and financial and other systems.

USPI and our hospital-based joint ventures depend on existing relationships with key health system partners. If we are unable to maintain synergistic relationships with these systems, or enter into new relationships, we may be unable to implement our business strategies successfully.

USPI and our hospital-based joint ventures depend in part on the efforts, reputations and success of health system partners and the strength of our relationships with those systems. Our joint ventures could be adversely affected by any damage to those health systems' reputations or to our relationships with them. In addition, damage to our business reputation could negatively impact the willingness of health systems to enter into relationships with us or USPI. If we are unable to maintain existing arrangements on favorable terms or enter into relationships with additional health system partners, we may be unable to implement our business strategies for our joint ventures successfully.

Our joint venture arrangements are subject to a number of operational risks that could have a material adverse effect on our business, results of operations and financial condition.

We have invested in a number of joint ventures with other entities when circumstances warranted the use of these structures, and we may form additional joint ventures in the future. These joint ventures may not be profitable or may not achieve the profitability that justifies the investments made. Furthermore, the nature of a joint venture requires us to consult with and share certain decision-making powers with unaffiliated third parties, some of which may be not-for-profit health systems. If our joint venture partners do not fulfill their obligations, the affected joint venture may not be able to operate according to its business or strategic plans. In that case, our results of operations could be adversely affected or we may be required to increase our level of financial commitment to the joint venture. Moreover, differences in economic or business interests or goals among joint venture participants could result in delayed decisions, failures to agree on major issues and even litigation. If these differences cause the joint ventures to deviate from their business or strategic plans, or if our joint venture partners take actions contrary to our policies, objectives or the best interests of the joint venture, our results of operations could be adversely affected. In addition, our relationships with not-for-profit health systems and the joint venture agreements that govern these relationships are intended to be structured to comply with current revenue rulings published by the Internal Revenue Service, as well as case law relevant to joint ventures between for-profit and not-for-profit healthcare entities. Material changes in these authorities could adversely affect our relationships with not-for-profit health systems and related joint venture arrangements.

Our participation in joint ventures is also subject to the risks that:

- We could experience an impasse on certain decisions because we do not have sole decision-making authority, which could require us to expend additional resources on resolving such impasses or potential disputes.

- We may not be able to maintain good relationships with our joint venture partners (including health systems), which could limit our future growth potential and could have an adverse effect on our business strategies.

- Our joint venture partners could have investment or operational goals that are not consistent with our corporate-wide objectives, including the timing, terms and strategies for investments or future growth opportunities.

- Our joint venture partners might become bankrupt, fail to fund their share of required capital contributions or fail to fulfill their other obligations as joint venture partners, which may require us to infuse our own capital into any such venture on behalf of the related joint venture partner or partners despite other competing uses for such capital.

- The requirements in many of our existing joint ventures that one of our wholly owned subsidiaries provide a working capital line of credit to the joint venture could necessitate the allocation of substantial financial resources to the joint venture, potentially impacting our ability to fund our other short-term obligations.

- Provisions in some of our existing joint venture arrangements requiring mandatory capital expenditures for the benefit of the applicable joint venture could limit our ability to expend funds on other corporate opportunities.

- Our joint venture partners may have competing interests in our markets that could create conflict of interest issues.

- Any sale or other disposition of our interest in a joint venture or underlying assets of the joint venture may require consents from our joint venture partners, which we may not be able to obtain.

- Certain corporate-wide or strategic transactions may also trigger other contractual rights held by a joint venture partner (including termination or liquidation rights) depending on how the transaction is structured, which could impact our ability to complete such transactions.

- Put/call arrangements and other joint venture exit rights could require us to utilize our cash flow, incur additional indebtedness or issue stock to satisfy the payment obligations in respect of such arrangements.

- Our joint venture arrangements that involve financial and ownership relationships with physicians and others who either refer or influence the referral of patients to our hospitals or other healthcare facilities are subject to greater regulatory scrutiny from government enforcement agencies. While we endeavor to comply with the applicable safe harbors under the Anti-kickback Statute, certain of our current arrangements, including joint venture arrangements, do not qualify for safe harbor protection.

Risks Related to Conifer

Conifer operates in a highly competitive industry, and its current or future competitors may be able to compete more effectively than Conifer does, which could have a material adverse effect on Conifer's margins and growth rate.

We are continuing to market Conifer's revenue cycle management, patient communications and engagement services, and value-based care solutions businesses. There can be no assurance that Conifer will be successful in generating new client relationships, including with respect to hospitals we or Conifer's other clients sell, as the respective buyers of such hospitals may not continue to use Conifer's services or, if they do, they may not do so under similar contractual terms. The market for Conifer's solutions is highly competitive, and we expect competition may intensify in the future. Conifer faces competition from existing participants and new entrants to the revenue cycle management business, as well as from the staffs of hospitals and other healthcare providers who handle these processes internally. In addition, electronic medical record software vendors may expand into services offerings that compete with Conifer. To be successful, Conifer must respond more quickly and effectively than its competitors to new or changing opportunities, technologies, standards, regulations and client requirements. Moreover, existing or new competitors may introduce technologies or services that render Conifer's technologies or services obsolete or less marketable. Even if Conifer's technologies and services are more effective than the offerings of its competitors, current or potential clients might prefer competitive technologies or services to Conifer's technologies and services. Furthermore, increased competition has resulted and may continue to result in pricing pressures, which could negatively impact Conifer's margins and growth rate.

Violations of existing regulations or failure to comply with new or changed regulations could harm Conifer's business and financial results.

Conifer is subject to numerous federal, state and local consumer protection and other laws governing such topics as privacy, financial services, and billing and collections activities. Regulations governing Conifer's operations are subject to changing interpretations that may be inconsistent among different jurisdictions. In addition, a regulatory determination made by, or a settlement or consent decree entered into with, one regulatory agency may not be binding upon, or preclude, investigations or regulatory actions by other agencies. Conifer's failure to comply with applicable consumer protection and other laws could result in, among other things, the issuance of cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief), the imposition of fines or refunds, and other civil and criminal penalties, some of which could be significant in the case of knowing or reckless violations. In addition, Conifer's failure to comply with the statutes and regulations applicable to it could result in reduced demand for its services, invalidate all or portions of some of Conifer's services agreements with its clients, give clients the right to terminate Conifer's services agreements with them or give rise to contractual liabilities, among other things, any of which could have a material adverse effect on Conifer's business. Furthermore, if Conifer becomes subject to fines or other penalties, it could harm Conifer's reputation, thereby making it more difficult for Conifer to retain existing clients or attract new clients.

Risks Related to Our Indebtedness

Our level of indebtedness could, among other things, adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from meeting our obligations under the agreements relating to our indebtedness.

At December 31, 2022, we had approximately $15.079 billion of total long-term debt, as well as $116 million in standby letters of credit outstanding in the aggregate under our senior secured revolving credit facility (as amended, "Credit Agreement") and our letter of credit facility agreement (as amended, "LC Facility"). Our Credit Agreement is collateralized by eligible inventory and patient accounts receivable, including receivables for Medicaid supplemental payments, of substantially all of our wholly owned acute care and specialty hospitals, and our LC Facility is guaranteed and secured by a first priority pledge of the capital stock and other ownership interests of certain of our hospital subsidiaries on an equal-ranking basis with our existing senior secured notes. From time to time, we expect to engage in additional capital market, bank credit and other financing activities, depending on our needs and financing alternatives available at that time.

The interest expense associated with our indebtedness offsets a substantial portion of our operating income. During 2022, our interest expense was $890 million and represented 38% of our $2.333 billion of operating income. As a result, relatively small percentage changes in our operating income can result in a relatively large percentage change in our net income and earnings per share, both positively and negatively. In addition:

- Our substantial indebtedness may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt.

- We may be more vulnerable in the event of a deterioration in our business, in the healthcare industry or in the economy generally, or if federal or state governments substantially limit or reduce reimbursement under the Medicare or Medicaid programs.

- Our debt service obligations reduce the amount of funds available for our operations, capital expenditures and corporate development activities, and may make it more difficult for us to satisfy our financial obligations.

- Our operations are capital intensive and require significant investment to maintain buildings, equipment, software and other assets. Our substantial indebtedness could limit our ability to obtain additional financing to fund future capital expenditures, as well as working capital, acquisitions or other needs.

- Our significant indebtedness may result in the market value of our stock being more volatile, potentially resulting in larger investment gains or losses for our shareholders, than the market value of the common stock of other companies that have a relatively smaller amount of indebtedness.

- A significant portion of our outstanding debt is subject to early prepayment penalties, such as make-whole premiums; as a result, it may be costly to pursue debt repayment as a deleveraging strategy.

Furthermore, our Credit Agreement, our LC Facility and the indentures governing our outstanding notes contain, and any future debt obligations may contain, covenants that, among other things, restrict our ability to pay dividends, incur additional debt and sell assets.

We may not be able to generate sufficient cash to service all of our indebtedness, and we may not be able to refinance our indebtedness on favorable terms. If we are forced to take other actions to satisfy our obligations under our indebtedness, these actions may not be successful.

Our ability to make scheduled payments on or to refinance our indebtedness depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to financial, business and other factors that may be beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

In addition, our ability to meet our debt service obligations is dependent upon the operating results of our subsidiaries and their ability to pay dividends or make other payments or advances to us. We hold most of our assets at, and conduct substantially all of our operations through, direct and indirect subsidiaries. Moreover, we rely on dividends or other intercompany transfers of funds from our subsidiaries to meet our debt service and other obligations, including payment on our outstanding debt. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend on their operating results and will be subject to applicable laws and restrictions contained in agreements governing the debt of such subsidiaries. Our less than wholly owned subsidiaries may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements and, as a result, we may not be able to access their cash flows to service their respective debt obligations.

In recent years, we have regularly issued new notes to refinance our outstanding notes prior to their maturity, and we are likely to continue this practice in the future. Current capital market conditions, including the impact of inflation, have increased borrowing rates and can be expected to significantly increase our cost of capital as compared to prior periods should we seek additional funding. Moreover, global capital markets have experienced significant volatility and uncertainty in the past, and there can be no assurance that such financing alternatives will be available to us on favorable terms, or at all, should we determine it necessary or advisable to seek additional capital. In addition, our ability to incur secured indebtedness (which would generally enable us to achieve better pricing than the incurrence of unsecured indebtedness) depends in part on the value of our assets, which depends, in turn, on the strength of our cash flows and results of operations, as well as on economic and market conditions and other factors.

If our cash flows and capital resources are insufficient to fund our debt service obligations and we are unable to refinance our indebtedness on acceptable terms, we may be forced to reduce or delay investments and capital expenditures, including those required for physical plant maintenance or operation of our existing facilities, for integrating our historical acquisitions or for future corporate development activities, and such reduction or delay could continue for years. We also may be forced to sell assets or operations, seek additional capital, or restructure our indebtedness. We cannot assure you that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations, or that these actions would be permitted under the terms of our existing or future debt agreements, including our Credit Agreement, our LC Facility and the indentures governing our outstanding notes.

Restrictive covenants in the agreements governing our indebtedness may adversely affect us.

Our Credit Agreement, our LC Facility and the indentures governing our outstanding notes contain various covenants that, among other things, limit our ability and the ability of our subsidiaries to:

- incur, assume or guarantee additional indebtedness;

- incur liens;

- make certain investments;

- provide subsidiary guarantees;

- consummate asset sales;

- redeem debt that is subordinated in right of payment to outstanding indebtedness;

- enter into sale and lease-back transactions;

- enter into transactions with affiliates; and

- consolidate, merge or sell all or substantially all of our assets.

These restrictions are subject to a number of important exceptions and qualifications. In addition, under certain circumstances, the terms of our Credit Agreement require us to maintain a financial ratio relating to our ability to satisfy certain fixed expenses, including interest payments. Our ability to meet this financial ratio and the aforementioned restrictive covenants may be affected by events beyond our control, and we cannot assure you that we will meet those tests. These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. In addition, a breach of any of these covenants could cause an event of default, which, if not cured or waived, could require us to repay the indebtedness immediately. Under these conditions, we are not certain whether we would have, or be able to obtain, sufficient funds to make accelerated payments.

Despite current indebtedness levels, we have the ability and may decide to incur substantially more debt or otherwise increase our leverage. This could further intensify the risks described above.

We have the ability to incur additional indebtedness in the future, subject to the restrictions contained in our Credit Agreement, our LC Facility and the indentures governing our outstanding notes. We may decide to incur additional secured or unsecured debt in the future to finance our operations and any judgments or settlements or for other business purposes.

Our Credit Agreement provides for revolving loans in an aggregate principal amount of up to $1.500 billion, with a $200 million subfacility for standby letters of credit. Our LC Facility provides for the issuance of standby and documentary letters of credit in an aggregate principal amount of up to $200 million. At December 31, 2022, we had no cash borrowings outstanding under the Credit Agreement, and we had $116 million of standby letters of credit outstanding in the aggregate under the Credit Agreement and the LC Facility. Based on our eligible receivables, $1.500 billion was available for borrowing under the Credit Agreement at December 31, 2022. If new indebtedness is added or our leverage increases, the related risks that we now face could intensify.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The disclosure required under this Item is included in Item 1, Business, of Part I of this report.

ITEM 3. LEGAL PROCEEDINGS

Because we provide healthcare services in a highly regulated industry, we have been and expect to continue to be party to various lawsuits, claims and regulatory investigations from time to time. For information regarding material pending legal proceedings in which we are involved, see Note 17 to our Consolidated Financial Statements, which is incorporated by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock—Our common stock is listed on the New York Stock Exchange under the symbol "THC." As of February 10, 2023, there were 3,447 holders of record of our common stock. Our transfer agent and registrar is Computershare. Shareholders with questions regarding their stock certificates, including inquiries related to exchanging or replacing certificates or changing an address, should contact the transfer agent at (866) 229-8416.

Equity Compensation—Refer to Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, of Part III of this report, as well as Note 10 to our Consolidated Financial Statements, for information regarding securities authorized for issuance under our equity compensation plans.

Stock Performance Graph—The following graph shows the cumulative, five-year total return for our common stock compared to the following indices:

- The S&P 500, a stock market index that measures the equity performance of 500 large companies listed on the stock exchanges in the United States (in which we are not included);

- The S&P 500 Health Care, a stock market index comprised of those companies included in the S&P 500 that are classified as part of the healthcare sector (in which we are not included); and

- A group made up of us and our healthcare provider peers (namely, Community Health Systems, Inc. (CYH), HCA Healthcare, Inc. (HCA), Tenet Healthcare Corporation (THC) and Universal Health Services, Inc. (UHS)), which we refer to as our "Peer Group" herein.

Performance data assumes that $100.00 was invested on December 31, 2017 in our common stock and each of the indices. The data assumes the reinvestment of all cash dividends and the cash value of other distributions, if any. Moreover, in accordance with U.S. Securities and Exchange Commission ("SEC") regulations, the returns of each company in our Peer Group have been weighted according to the respective company's stock market capitalization at the beginning of each period for which a return is indicated. The stock price performance shown in the graph is not necessarily indicative of future stock price performance. The performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN



| | At December 31, | | | | | |
	2017	2018	2019	2020	2021	2022
Tenet Healthcare Corporation	$ 100.00	$ 113.06	$ 250.86	$ 263.39	$ 538.85	$ 321.83
S&P 500	$ 100.00	$ 95.62	$ 125.72	$ 148.85	$ 191.58	$ 156.89
S&P Health Care	$ 100.00	$ 106.47	$ 128.64	$ 145.93	$ 184.07	$ 180.47
Peer Group	$ 100.00	$ 131.60	$ 163.19	$ 177.96	$ 267.89	$ 245.98

Repurchase of Common Stock—In October 2022, our board of directors authorized the repurchase of up to $1 billion of our common stock through a share repurchase program. Purchases during the period from the commencement of the program through December 31, 2022 are presented in the table below:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet be Purchased Under the Program
	(In Thousands)		(In Thousands)	(In Millions)
Inception through October 31, 2022	1,800	$ 41.81	1,800	$ 925
November 1 through November 30, 2022	4,089	$ 42.74	4,089	$ 750
December 1 through December 31, 2022	—	$ —	—	$ 750
Inception through December 31, 2022	**5,889**	**$ 42.45**	**5,889**	

These repurchases were made, and future repurchases will be made, in open-market or privately negotiated transactions, at management's discretion subject to market conditions and other factors, and in a manner consistent with applicable securities laws and regulations. The share repurchase program does not obligate us to acquire any particular amount of common stock, and it may be suspended for periods or discontinued at any time before its scheduled expiration date of December 31, 2024.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION TO MANAGEMENT'S DISCUSSION AND ANALYSIS

The purpose of this section, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), is to provide a narrative explanation of our financial statements that enables investors to better understand our business, to enhance our overall financial disclosures, to provide context to the analysis of our financial information, and to provide information about the quality of, and potential variability of, our financial condition, results of operations and cash flows. MD&A, which should be read in conjunction with the accompanying Consolidated Financial Statements, includes the following sections:

- Management Overview

- Sources of Revenue for Our Hospital Operations Segment

- Results of Operations

- Liquidity and Capital Resources

- Recently Issued Accounting Standards

- Critical Accounting Estimates

Our business consists of our Hospital Operations and other ("Hospital Operations") segment, our Ambulatory Care segment and our Conifer segment. Our Hospital Operations segment is comprised of acute care and specialty hospitals, imaging centers, ancillary outpatient facilities, micro-hospitals and physician practices. At December 31, 2022, our subsidiaries operated 61 hospitals serving primarily urban and suburban communities in nine states, including Piedmont Medical Center Fort Mill ("PMC Fort Mill"), the new acute care hospital we opened in South Carolina in September 2022. Our Hospital Operations segment also included 109 outpatient centers at December 31, 2022, the majority of which are provider-based and freestanding imaging centers, off-campus hospital emergency departments and micro-hospitals, and provider-based ambulatory surgery centers (each, an "ASC").

Our Ambulatory Care segment, through our USPI Holding Company, Inc. subsidiary ("USPI"), held ownership interests in 442 ASCs (300 consolidated) and 24 surgical hospitals (eight consolidated) in 35 states at December 31, 2022. USPI's facilities offer a range of procedures and service lines, including, among other specialties: orthopedics, total joint replacement, and spinal and other musculoskeletal procedures; gastroenterology; and urology. At the beginning of 2022, we owned approximately 95% of USPI, and Baylor University Medical Center ("Baylor") owned approximately 5%. Effective June 30, 2022, we purchased all of the shares in USPI that Baylor held on that date for $406 million, which increased our ownership interest in USPI's voting shares from 95% to 100%. See Note 18 to the accompanying Consolidated Financial Statements and the Liquidity and Capital Resources section of MD&A for additional information about this transaction.

Our Conifer segment provides revenue cycle management and value-based care services to hospitals, health systems, physician practices, employers and other clients through our Conifer Holdings, Inc. subsidiary ("Conifer"). At December 31, 2022, Conifer provided services to approximately 660 Tenet and non-Tenet hospitals and other clients nationwide. Almost all of the services comprising the operations of our Conifer segment are provided by Conifer Health Solutions, LLC, in which we own an interest of approximately 76%, or by one of its direct or indirect wholly owned subsidiaries.

Unless otherwise indicated, all financial and statistical information included in MD&A relates to our continuing operations, with dollar amounts expressed in millions (except per-adjusted-admission and per-adjusted-patient-day amounts). Continuing operations information includes, with respect to our Hospital Operations segment, the results of our same 60 hospitals operated throughout the years ended December 31, 2022 and 2021, as well as the results of (1) PMC Fort Mill, which we opened in September 2022, (2) the five Miami-area hospitals and certain related operations (the "Miami Hospitals") we sold in August 2021, (3) nearly 50 urgent care centers held in our Hospital Operations segment until their sale in April 2021 and (4) 24 imaging centers following their transfer from our Ambulatory Care segment to our Hospital Operations segment in April 2021. Continuing operations information for our Ambulatory Care segment includes the results of 40 urgent care centers held in this segment until their sale and the results of 24 imaging centers until their transfer to our Hospital Operations segment, both of which occurred in April 2021. Continuing operations information excludes the results of our hospitals and other businesses classified as discontinued operations for accounting purposes. We believe this information is useful to investors because it includes the operations of all facilities in continuing operations for the entire time that we owned and operated them during the relevant period. In addition, continuing operations information reflects the impact of the addition or disposition of individual hospitals and other operations on our volumes, revenues and expenses. We present certain metrics as a percentage of net operating revenues because a significant portion of our operating expenses are variable. In addition, we present certain metrics on a per-adjusted-admission and per-adjusted-patient-day basis to show trends other than volume.

In certain cases, information presented in MD&A for our Hospital Operations segment is described as presented on a same-hospital basis, which includes the results of our same 60 hospitals operated throughout the years ended December 31, 2022 and 2021, and excludes the results of PMC Fort Mill, the Miami Hospitals, all of the urgent care centers we sold in April 2021, the 24 imaging centers transferred from our Ambulatory Care segment to our Hospital Operations segment in April 2021, and our discontinued operations. We present same-hospital data because we believe it provides investors with useful information regarding the performance of our current portfolio of hospitals and other operations that are comparable for the periods presented. Furthermore, same-hospital data may more clearly reflect recent trends we are experiencing with respect to volumes, revenues and expenses exclusive of variations caused by the addition or disposition of individual hospitals and other operations.

MANAGEMENT OVERVIEW

RECENT DEVELOPMENTS

Agreement to Divest San Ramon Regional Medical Center—In January 2023, we entered into a definitive agreement to sell our 51% ownership interest in San Ramon Regional Medical Center and related operations to John Muir Health. We expect the transaction to be completed in 2023, subject to regulatory approvals and customary closing conditions.

OPERATING ENVIRONMENT AND TRENDS

Ongoing Impact of the COVID-19 Pandemic—In 2022, the COVID-19 pandemic continued to adversely impact our operations, as well as our patients, communities and employees, to varying degrees. As described in greater detail throughout MD&A, ongoing waves of COVID-19 infections, changes in COVID-related patient acuity and broad economic factors resulting from the pandemic affected our patient volumes, service mix, revenue mix, operating expenses and net operating revenues.

Various federal legislative actions, including additional funding for the Public Health and Social Services Emergency Fund ("PRF"), mitigated some of the adverse financial impacts of the COVID-19 pandemic on our business. In the years ended December 31, 2022 and 2021, we received cash payments from the PRF and state and local grant programs totaling $196 million and $215 million, respectively, including $37 million received during 2021 by our unconsolidated affiliates for whom we provide cash management services. We recognized $194 million and $191 million from these funds as grant income during the years ended December 31, 2022 and 2021, respectively. In addition, we recognized $14 million in equity in earnings of unconsolidated affiliates in the accompanying Consolidated Statement of Operations during the year ended December 31, 2021 from grant funds.

Furthermore, throughout the pandemic, we have taken, and we continue to take, various actions to increase our liquidity and mitigate the impact of reductions in our patient volumes and changes in our service mix and revenue mix. As described in further detail in the Liquidity and Capital Resources section of MD&A, we issued new senior unsecured notes and senior secured first lien notes, redeemed existing senior unsecured notes and senior secured first lien notes, including those with the highest interest rate of all of our long-term debt, and amended our senior secured revolving credit facility (as amended to date, the "Credit Agreement"). We also decreased our employee headcount throughout the organization at the outset of the COVID-19 pandemic, and we deferred certain operating expenses that were not expected to impact our response to the pandemic. In addition, we reduced certain variable costs across the enterprise. Together with government relief packages, we believe these actions supported our ability to provide essential patient services during the initial uncertainty caused by the COVID-19 pandemic and continue to do so.

The ultimate extent and scope of the pandemic and its future impact on our business remain unknown. For information about risks and uncertainties related to COVID-19 that could affect our results of operations, financial condition and cash flows, see the Risk Factors section in Part I of this report.

Staffing and Labor Trends—We compete with other healthcare providers in recruiting and retaining qualified personnel responsible for the operation of our facilities. There is a limited availability of experienced medical support personnel nationwide, which drives up the wages and benefits required to recruit and retain employees. In particular, like others in the healthcare industry, we continue to experience a shortage of advanced practice providers and critical-care nurses in certain disciplines and geographic areas. The COVID-19 pandemic exacerbated this shortage as more employees chose to retire early, leave the workforce or take travel assignments. In addition, the Centers for Disease Control and Prevention has released data indicating that the 2022-23 influenza season has thus far been more acute than in prior years compounded by concurrent

COVID-19 surges and increases in other respiratory viral infections. In some areas, the increased demand for care of patients with COVID-19, influenza and other respiratory viruses in our hospitals, as well as the direct impact of these illnesses on physicians, employees and their families, have put a strain on our resources and staff. Over the past several years, we have had to rely on higher-cost temporary and contract labor, which we compete with other healthcare providers to secure, and pay premiums above standard compensation for essential workers. In general, compensation rates typically rise when overall case rates and hospitalizations increase, whether due to COVID, flu or other illnesses.

We also depend on the available labor pool of semi-skilled and unskilled workers in each of the areas where we operate. In some of our communities, employers across various industries have increased their minimum wage, which has created more competition and, in some cases, higher labor costs for this sector of employees.

Supply-Chain Disruptions—Throughout the pandemic, we have experienced significant price increases in medical supplies, particularly for personal protective equipment ("PPE"), and we have encountered supply-chain disruptions, including shortages and delays. In addition, our Ambulatory Care segment has been impacted by shipment delays in construction materials and capital equipment with respect to its de novo facility development efforts, which are a key part of our portfolio expansion strategy.

Inflation and Other General Economic Conditions—Our business has been impacted by the rise in inflation and its effects on elective procedures, wages and costs. Other economic factors, including unemployment rates and consumer spending, affect our service mix, revenue mix and patient volumes. Business closings and layoffs in the areas we operate may lead to increases in the uninsured and underinsured populations and adversely affect demand for our services, as well as the ability of patients to pay for services. Any increase in the amount of or deterioration in the collectability of patient accounts receivable could adversely affect our cash flows and results of operations.

Cybersecurity Incident—In April 2022, we experienced a cybersecurity incident that temporarily disrupted a subset of our acute care operations and involved the exfiltration of certain confidential company and patient information (the "Cybersecurity Incident"). During this time, our hospitals remained operational and continued to deliver patient care safely and effectively, utilizing well-established back-up processes. We immediately suspended user access to impacted information technology applications, executed extensive cybersecurity protection protocols, and took steps to restrict further unauthorized activity. Following the restoration of impacted information technology operations, we took additional measures to protect patient, employee and other data, as appropriate, in response to the Cybersecurity Incident.

Disruption from the Cybersecurity Incident placed pressure on our Hospital Operations segment's volumes and earnings, particularly in April and May 2022. We estimate that the Cybersecurity Incident had an adverse pre-tax impact of approximately $100 million. This estimate includes the costs to remediate the issues, lost revenues from the associated business interruption and other related expenses. We have insurance coverage and have filed a claim within our policy limits for these losses. We are unable to predict or control the timing or amount of insurance recoveries.

Industry Trends—We believe that several key trends are continuing to shape the demand for healthcare services: (1) consumers, employers and insurers are actively seeking lower-cost solutions and better value as they focus more on healthcare spending; (2) patient volumes are shifting from inpatient to outpatient settings due to technological advancements and demand for care that is more convenient, affordable and accessible; (3) the growing aging population requires greater chronic disease management and higher-acuity treatment; and (4) consolidation continues across the entire healthcare sector. Furthermore, the healthcare industry, in general, and the acute care hospital business, in particular, continue to be subject to significant regulatory uncertainty. Changes in federal or state healthcare laws, regulations, funding policies or reimbursement practices, especially those involving reductions to government payment rates, could have a significant impact on our future revenues and operations.

STRATEGIES

Expanding Our Ambulatory Care Segment—We continue to focus on opportunities to expand our Ambulatory Care segment through acquisitions, organic growth, construction of new outpatient centers and strategic partnerships. We believe USPI's ASCs and surgical hospitals offer many advantages to patients and physicians, including greater affordability, predictability, flexibility and convenience. Moreover, due in part to advancements in surgical techniques, medical technology and anesthesia, as well as the lower cost structure and greater efficiencies that are attainable at a specialized outpatient site, we believe the volume and complexity of surgical cases performed in an outpatient setting will continue to increase over time. Historically, our outpatient services have generated significantly higher margins for us than inpatient services.

During the years ended December 31, 2022 and 2021, we invested $264 million and $1.315 billion, respectively, to acquire ownership interests in new ASCs, increase our ownership interests in existing facilities and invest in de novo facilities. In December 2021, USPI entered into a joint venture and development agreement with SurgCenter Development ("SCD") under which USPI has the exclusive option to partner with affiliates of SCD on the future development of a minimum target of 50 de novo ASCs through December 2026. In July 2022, USPI formed a joint venture with United Urology Group ("UUG") and acquired ownership interests in 22 ASCs (three of which were then in development). Including these UUG facilities, during the year ended December 31, 2022, we added 37 fully operational ASCs to our portfolio through acquisitions of majority and minority ownership interests and opened 15 de novo facilities, including two ASCs acquired from UUG while in the development stage. Also during 2022, we increased our ownership interests in 23 ASCs, which allowed us to consolidate their financial results.

Driving Growth in Our Hospital Systems—We remain committed to better positioning our hospital systems and competing more effectively in the ever-evolving healthcare environment by focusing on driving performance through operational effectiveness, increasing capital efficiency and margins, investing in our physician enterprise, particularly our specialist network, enhancing patient and physician satisfaction, growing our higher-demand and higher-acuity clinical service lines (including outpatient lines), expanding patient and physician access, and optimizing our portfolio of assets. Over the past several years, we have undertaken enterprise-wide cost-efficiency measures, and we continue to transition certain support operations to our Global Business Center ("GBC") in the Philippines. We incurred restructuring charges in conjunction with these initiatives in the year ended December 31, 2022, and we could incur additional restructuring charges in the future.

We regularly review the marginal costs of providing certain services, and we use analytics to manage our operations and make staffing decisions. We also exit service lines, businesses and markets that we believe are no longer a core part of our long-term growth and synergy strategies. In April 2021, we divested the majority of our urgent care centers operated under the MedPost and CareSpot brands by our Hospital Operations and Ambulatory Care segments. In addition, we completed the sale of the Miami Hospitals in August 2021. We intend to further refine our portfolio of hospitals and other healthcare facilities when we believe such refinements will help us improve profitability, allocate capital more effectively in areas where we have a stronger presence, deploy proceeds on higher-return investments across our business, enhance cash flow generation, reduce our debt and lower our ratio of debt-to-Adjusted EBITDA.

We also seek advantageous opportunities to grow our portfolio of hospitals and other healthcare facilities. In September 2022, we opened PMC Fort Mill, a new acute care hospital located in South Carolina. This 100-bed facility includes an emergency department, multi-specialty operating rooms, an intensive care unit, and labor and delivery rooms.

Improving the Customer Care Experience—As consumers continue to become more engaged in managing their health, we recognize that understanding what matters most to them and earning their loyalty is imperative to our success. As such, we have enhanced our focus on treating our patients as traditional customers by: (1) establishing networks of physicians and facilities that provide convenient access to services across the care continuum; (2) expanding service lines aligned with growing community demand, including a focus on aging and chronic disease patients; (3) offering greater affordability and predictability, including simplified registration and discharge procedures, particularly in our outpatient centers; (4) improving our culture of service; and (5) creating health and benefit programs, patient education and health literacy materials that are customized to the needs of the communities we serve. Through these efforts, we intend to improve the customer care experience in every part of our operations.

Driving Conifer's Growth—Conifer serves approximately 660 Tenet and non-Tenet hospitals and other clients nationwide. In addition to providing revenue cycle management services to health systems and physicians, Conifer provides support to both providers and self-insured employers seeking assistance with clinical integration, financial risk management and population health management. We believe that our success in growing Conifer and increasing its profitability depends in part on our success in executing the following strategies: (1) attracting hospitals and other healthcare providers that currently handle their revenue cycle management processes internally as new clients; (2) generating new client relationships through opportunities from USPI and Tenet's acute care hospital acquisition and divestiture activities; (3) expanding revenue cycle management and value-based care service offerings through organic development and small acquisitions; (4) leveraging data from tens of millions of patient interactions for continued enhancement of the value-based care environment to drive competitive differentiation; and (5) maximizing opportunities through automation and offshoring to improve the effectiveness and efficiency of Conifer's services.

Improving Profitability—We continue to focus on growing patient volumes and effective cost management as a means to improve profitability. Our inpatient admissions have been constrained in recent years by the pandemic, increased competition, utilization pressure by managed care organizations, new delivery models that are designed to lower the utilization of acute care hospital services, the effects of higher patient co-pays, co-insurance amounts and deductibles, changing consumer behavior, and adverse economic conditions and demographic trends in certain areas where we operate. Our business has also been impacted by the rise in inflation and its effects on elective procedures, wages and costs. However, we also believe that emphasis on higher-demand clinical service lines (including outpatient services), focus on expanding our ambulatory care business, cultivation of our culture of service, participation in Medicare Advantage health plans that have been experiencing higher growth rates than traditional Medicare, and contracting strategies that create shared value with payers should help us grow our patient volumes over time. We are also continuing to pursue new opportunities to enhance efficiency, including further integration of enterprise-wide centralized support functions, outsourcing additional functions unrelated to direct patient care, and reducing clinical and vendor contract variation.

Reducing Our Leverage Over Time—All of our long-term debt has a fixed rate of interest, except for outstanding borrowings, if any, under our Credit Agreement, and the maturity dates of our notes are staggered from 2024 through 2031. We believe that our capital structure helps to minimize the near-term impact of increased interest rates, and the staggered maturities of our debt allow us to retire or refinance our debt over time. It remains our long-term objective to reduce our debt and lower our ratio of debt-to-Adjusted EBITDA, primarily through more efficient capital allocation and Adjusted EBITDA growth, which should lower our refinancing risk.

During the year ended December 31, 2022, we redeemed or repurchased $2.597 billion aggregate principal amount of our senior secured first lien and senior unsecured notes in advance of their maturity dates. We financed these transactions using a substantial portion of the proceeds from our issuance of $2.000 billion aggregate principal amount of 6.125% senior secured first lien notes due 2030 (the "2030 Senior Secured First Lien Notes") and cash on hand.

Repurchasing Stock—In October 2022, our board of directors authorized the repurchase of up to $1 billion of our common stock through a share repurchase program. Repurchases will be made in accordance with applicable securities laws and may be made at management's discretion from time to time in open-market or privately negotiated transactions, subject to market conditions and other factors. The share repurchase program does not obligate us to acquire any particular amount of common stock, and it may be suspended for periods or discontinued at any time before its scheduled expiration date of December 31, 2024. We paid approximately $250 million to repurchase a total of 5,888,841 shares during the period from the commencement of the program through December 31, 2022, or an average of $42.45 per share.

Our ability to execute on our strategies and respond to the aforementioned trends in the current operating environment is subject to numerous risks and uncertainties, all of which may cause actual results to be materially different from expectations. For information about risks and uncertainties that could affect our results of operations, see the Forward-Looking Statements and Risk Factors sections in Part I of this report.

RECENT RESULTS OF OPERATIONS

The following table presents selected operating statistics for our Hospital Operations and Ambulatory Care segments on a continuing operations basis:

	Three Months Ended December 31,		Increase (Decrease)
	2022	2021	
Hospital Operations – hospitals and related outpatient facilities:			
Number of hospitals (at end of period)	61	60	1 (1)
Total admissions	135,151	133,809	1.0 %
Adjusted admissions(2)	249,489	241,008	3.5 %
Paying admissions (excludes charity and uninsured)	128,505	127,092	1.1 %
Charity and uninsured admissions	6,646	6,717	(1.1)%
Admissions through emergency department	102,163	99,772	2.4 %
Emergency department visits, outpatient	583,457	531,737	9.7 %
Total emergency department visits	685,620	631,509	8.6 %
Total surgeries	86,613	88,504	(2.1)%
Patient days — total	704,073	713,947	(1.4)%
Adjusted patient days(2)	1,250,797	1,253,882	(0.2)%
Average length of stay (days)	5.21	5.34	(2.4)%
Average licensed beds	15,472	15,379	0.6 %
Utilization of licensed beds(3)	49.5 %	50.5 %	(1.0)% (1)
Total visits	1,413,064	1,451,683	(2.7)%
Paying visits (excludes charity and uninsured)	1,327,738	1,364,789	(2.7)%
Charity and uninsured visits	85,326	86,894	(1.8)%
Ambulatory Care:			
Total consolidated facilities (at end of period)	308	257	51 (1)
Total consolidated cases	363,551	308,402	17.9 %

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(1) The change is the difference between the 2022 and 2021 amounts shown.

(2) Adjusted admissions/patient days represents actual admissions/patient days adjusted to include outpatient services provided by facilities in our Hospital Operations segment by multiplying actual admissions/patient days by the sum of gross inpatient revenues and outpatient revenues and dividing the results by gross inpatient revenues.

(3) Utilization of licensed beds represents patient days divided by number of days in the period divided by average licensed beds.

Total admissions increased by 1,342, or 1.0% in the three months ended December 31, 2022 compared to the three months ended December 31, 2021, primarily due to elevated volumes of influenza cases and the opening of our new PMC Fort Mill hospital in September 2022. Also during the 2022 period, total emergency department visits increased by 8.6%, due in part to the same factors. Total surgeries decreased by 1,891, or 2.1%, during the three-month period in 2022 compared to the same period in 2021. The increase in our Ambulatory Care segment's total consolidated cases of 17.9% in the three months ended December 31, 2022, as compared to the same period in 2021, is primarily attributable to incremental case volume from our recently acquired ASCs.

The following table presents net operating revenues by segment on a continuing operations basis:

	Three Months Ended December 31,		Increase (Decrease)
	2022	2021	
Net operating revenues:			
Hospital Operations prior to inter-segment eliminations	$ 3,840	$ 3,910	(1.8) %
Ambulatory Care	933	742	25.7 %
Conifer	326	324	0.6 %
Inter-segment eliminations	(109)	(120)	(9.2) %
Total	$ 4,990	$ 4,856	2.8 %

Consolidated net operating revenues increased by $134 million, or 2.8%, in the three months ended December 31, 2022 compared to the same period in 2021. Our Hospital Operations segment's net operating revenues prior to inter-segment eliminations for the three-month period in 2022 decreased $70 million, or 1.8%, compared to the same period in 2021. This decrease was primarily due to lower COVID-related patient volumes and acuity, lower surgical volumes and a shorter average length of patient stay, partially offset by higher adjusted admissions and improved pricing yield. Net operating revenues in our Ambulatory Care segment increased $191 million, or 25.7%, in the three months ended December 31, 2022 compared to the three months ended December 31, 2021. This increase was mainly driven by our recently acquired ASCs, improved case volumes, incremental revenue from new service lines and negotiated commercial rate increases. Conifer's revenues, net of inter-segment eliminations, increased $13 million, or 6.4%, during the three months ended December 31, 2022 compared to the same period in 2021, primarily due to contractual rate increases and new business expansion. During the three months ended December 31, 2022 and 2021, we recognized grant income of $40 million and $138 million, respectively, which amounts are not included in net operating revenues.

Our accounts receivable days outstanding ("AR Days") from continuing operations were 58.3 days and 57.0 days at December 31, 2022 and 2021, respectively. Our AR Days target is less than 55 days. AR Days are calculated as our accounts receivable from continuing operations on the last date in the quarter divided by our net operating revenues from continuing operations for the quarter ended on that date divided by the number of days in the quarter. This calculation includes our Hospital Operations segment's contract assets. The AR Days calculation excludes (1) urgent care centers operated under the MedPost and CareSpot brands, which we divested in April 2021, (2) the Miami Hospitals, which we sold in August 2021, and (3) our California provider fee revenues.

The following table provides information about selected operating expenses by segment on a continuing operations basis:

| | | Three Months Ended December 31, | | | Increase (Decrease) |
		2022		2021	
Hospital Operations:					
Salaries, wages and benefits	$	1,914	$	1,841	4.0 %
Supplies		612		649	(5.7) %
Other operating expenses		847		875	(3.2) %
Total	**$**	**3,373**	**$**	**3,365**	**0.2 %**
Ambulatory Care:					
Salaries, wages and benefits	$	219	$	178	23.0 %
Supplies		247		188	31.4 %
Other operating expenses		123		94	30.9 %
Total	**$**	**589**	**$**	**460**	**28.0 %**
Conifer:					
Salaries, wages and benefits	$	173	$	169	2.4 %
Supplies		1		1	— %
Other operating expenses		62		60	3.3 %
Total	**$**	**236**	**$**	**230**	**2.6 %**
Total:					
Salaries, wages and benefits	$	2,306	$	2,188	5.4 %
Supplies		860		838	2.6 %
Other operating expenses		1,032		1,029	0.3 %
Total	**$**	**4,198**	**$**	**4,055**	**3.5 %**
Rent/lease expense(1):					
Hospital Operations	$	69	$	71	(2.8) %
Ambulatory Care		31		25	24.0 %
Conifer		2		2	— %
Total	**$**	**102**	**$**	**98**	**4.1 %**

_____

(1)   Included in other operating expenses.

The following table provides information about our Hospital Operations segment's selected operating expenses per adjusted admission on a continuing operations basis:

| | Three Months Ended December 31, | | Increase |
	2022	2021	(Decrease)
Hospital Operations:			
Salaries, wages and benefits per adjusted admission(1)	$ 7,670	$ 7,634	0.5 %
Supplies per adjusted admission(1)	2,447	2,692	(9.1)%
Other operating expenses per adjusted admission(1)	3,407	3,632	(6.2)%
Total per adjusted admission	**$ 13,524**	**$ 13,958**	**(3.1)%**

(1) Adjusted admissions represents actual admissions adjusted to include outpatient services provided by facilities in our Hospital Operations segment by multiplying actual admissions by the sum of gross inpatient revenues and outpatient revenues and dividing the results by gross inpatient revenues.

Salaries, wages and benefits expense for our Hospital Operations segment increased $73 million, or 4.0%, in the three months ended December 31, 2022 compared to the same period in 2021. This increase was primarily attributable to higher contract labor and premium pay costs due to the pandemic, and annual merit increases for certain of our employees. These factors were partially offset by lower employee benefit costs and our continued focus on cost-efficiency measures. On a per-adjusted-admission basis, Hospital Operations salaries, wages and benefits expense increased 0.5% in the three months ended December 31, 2022 compared to the three months ended December 31, 2021.

Supplies expense for our Hospital Operations segment decreased $37 million, or 5.7%, during the three months ended December 31, 2022 compared to the three months ended December 31, 2021. This decrease was primarily attributable to lower COVID-related patient volumes and acuity, decreased surgical volumes and our cost-efficiency measures. These factors were partially offset by increased costs for certain supplies due to the COVID-19 pandemic, the impact of general market conditions and inflation. On a per-adjusted-admission basis, supplies expense decreased 9.1% in the three months ended December 31, 2022 compared to the three months ended December 31, 2021 due to the aforementioned factors.

Other operating expenses for our Hospital Operations segment decreased $28 million, or 3.2%, in the three months ended December 31, 2022 compared to the same period in 2021. This decrease was primarily due to decreased costs associated with funding indigent care services by certain of our hospitals (which costs were substantially offset by reduced net patient revenues) and lower malpractice expense. On a per-adjusted-admission basis, other operating expenses in the three months ended December 31, 2022 decreased 6.2% compared to the three months ended December 31, 2021, primarily due to the factors described above, as well as increased adjusted admissions that reduce this cost metric due to various fixed costs in other operating expenses.

LIQUIDITY AND CAPITAL RESOURCES OVERVIEW

Cash and cash equivalents were $858 million at December 31, 2022 compared to $1.208 billion at September 30, 2022.

Significant cash flow items in the three months ended December 31, 2022 included:

- Net cash provided by operating activities before interest, taxes, discontinued operations, impairment and restructuring charges, and acquisition-related costs, and litigation costs and settlements of $738 million, including $41 million received from federal and state grants, and a $128 million payment of payroll taxes deferred during 2020;

- Capital expenditures of $290 million;

- Interest payments of $247 million;

- $128 million of distributions paid to noncontrolling interests;

- Payments totaling $57 million for restructuring charges, acquisition-related costs, and litigation costs and settlements;

- Purchases of noncontrolling interests of $39 million;

- Purchases of marketable securities and equity investments of $24 million;

- Debt payments of $65 million, including an aggregate total of $24 million cash to retire portions of our 4.625% senior secured first lien notes due in July 2024 (our "July 2024 Senior Secured First Lien Notes") and September 2024 (our "September 2024 Senior Secured First Lien Notes"); and

- $250 million of payments to purchase nearly six million shares of our common stock under the share repurchase program.

Net cash provided by operating activities was $1.083 billion in the year ended December 31, 2022 compared to $1.568 billion in the year ended December 31, 2021. Key factors contributing to the change between 2022 and 2021 include the following:

- $880 million of Medicare advances recouped or repaid in the year ended December 31, 2022 compared to $512 million during 2021;

- $196 million of cash received from pandemic-related grant programs in 2022 compared to $178 million received in 2021;

- Lower interest payments of $89 million in 2022;

- Higher income tax payments of $69 million in 2022;

- An increase of $61 million in payments for restructuring charges, acquisition-related costs, and litigation costs and settlements in 2022; and

- The timing of other working capital items.

SOURCES OF REVENUE FOR OUR HOSPITAL OPERATIONS SEGMENT

We earn revenues for patient services from a variety of sources, primarily managed care payers and the federal Medicare program, as well as state Medicaid programs, indemnity-based health insurance companies and uninsured patients.

The following table presents the sources of net patient service revenues for our hospitals and related outpatient facilities, expressed as percentages of net patient service revenues from all sources:

	Years Ended December 31,		
	2022	2021	2020
Medicare	17.1 %	17.7 %	19.8 %
Medicaid	6.8 %	8.5 %	7.9 %
Managed care(1)	70.3 %	67.7 %	66.3 %
Uninsured	1.0 %	1.3 %	1.2 %
Indemnity and other	4.8 %	4.8 %	4.8 %

(1) Includes Medicare and Medicaid managed care programs.

Our payer mix on an admissions basis for our hospitals, expressed as a percentage of total admissions from all sources, is presented below:

	Years Ended December 31,		
	2022	2021	2020
Medicare	20.7 %	20.8 %	22.8 %
Medicaid	5.4 %	5.8 %	6.2 %
Managed care(1)	65.8 %	64.4 %	61.8 %
Charity and uninsured	4.9 %	5.8 %	6.3 %
Indemnity and other	3.2 %	3.2 %	2.9 %

(1) Includes Medicare and Medicaid managed care programs.

Our hospitals and outpatient facilities are subject to various factors that affect our service mix, revenue mix and patient volumes and, thereby, impact our net patient service revenues and results of operations. These factors include, among others, changes in federal and state healthcare regulations; the business environment, economic conditions (including inflationary pressures) and demographics of local communities in which we operate; the number of uninsured and underinsured individuals in local communities treated at our hospitals; seasonal cycles of illness; climate and weather conditions; physician recruitment, satisfaction, retention and attrition; advances in technology and treatments that reduce length of stay; local healthcare competitors; utilization pressure by managed care organizations, as well as managed care contract negotiations or terminations; hospital performance data on quality measures and patient satisfaction, as well as standard charges for services; any unfavorable publicity about us, or our joint venture partners, that impacts our relationships with physicians and patients; and changing consumer behavior, including with respect to the timing of elective procedures.

GOVERNMENT PROGRAMS

The Centers for Medicare & Medicaid Services ("CMS") is an agency of the U.S. Department of Health and Human Services ("HHS") that administers a number of government programs authorized by federal law; it is the single largest payer of healthcare services in the United States. Medicare is a federally funded health insurance program primarily for individuals 65 years of age and older, as well as some younger people with certain disabilities and conditions, and is provided without regard to income or assets. Medicaid is co-administered by the states and is jointly funded by the federal government and state governments. Medicaid is the nation's main public health insurance program for people with low incomes and is the largest source of health coverage in the United States. The Children's Health Insurance Program ("CHIP"), which is also co-administered by the states and jointly funded, provides health coverage to children in families with incomes too high to qualify for Medicaid, but too low to afford private coverage. Unlike Medicaid, the CHIP is limited in duration and requires the enactment of reauthorizing legislation. Funding for the CHIP has been reauthorized through federal fiscal year ("FFY") 2029.

Healthcare Reform

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the "Affordable Care Act"), extended health coverage to millions of uninsured legal U.S. residents through a combination of private sector health insurance reforms and public program expansion. The expansion of Medicaid in 39 states (including four of the nine states in which we operate acute care hospitals) and the District of Columbia is currently financed through:

- negative "productivity adjustments" to the annual market basket updates, which began in 2011 and do not expire under current law; and

- reductions to Medicare and Medicaid disproportionate share hospital ("DSH") payments, which began for Medicare payments in FFY 2014 and, under current law, are scheduled to commence for Medicaid payments in FFY 2024.

The Affordable Care Act also includes measures designed to promote quality and cost efficiency in healthcare delivery and provisions intended to strengthen fraud and abuse enforcement.

The initial expansion of health insurance coverage under the Affordable Care Act resulted in an increase in the number of patients using our facilities with either private or public program coverage and a decrease in uninsured and charity care admissions. Although a substantial portion of our patient volumes and, as a result, our revenues has historically been derived from government healthcare programs, reductions to our reimbursement under the Medicare and Medicaid programs as a result of the Affordable Care Act have been partially offset by increased revenues from providing care to previously uninsured individuals.

There is ongoing uncertainty with respect to the ultimate net effect of the Affordable Care Act due to the potential for continued changes in the law's implementation and how government agencies and courts interpret it. Moreover, we cannot predict what future action, if any, Congress might take to amend the Affordable Care Act. If future modifications or interpretations result in significantly fewer individuals having private or public health coverage, we likely will experience decreased patient volumes, reduced revenues and an increase in uncompensated care, which would adversely affect our results of operations and cash flows. There is also uncertainty regarding the potential impact of other healthcare-related reform efforts at the federal and state levels. Some reforms may have a positive effect on our business, while others may increase our operating costs, adversely affect the reimbursement we receive or require us to modify certain aspects of our operations. Legislative and executive branch efforts related to healthcare reform could result in increased prices for consumers purchasing health insurance coverage, impact our competitive position, and affect our relationships with insurers and patients.

Medicare

Medicare offers its beneficiaries different ways to obtain their medical benefits. One option, the Original Medicare Plan (which includes "Part A" and "Part B"), is a fee-for-service ("FFS") payment system. The other option, called Medicare Advantage (sometimes called "Part C" or "MA Plans"), includes health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), private FFS Medicare special needs plans and Medicare medical savings account plans. Our total net patient service revenues from continuing operations of the hospitals and related outpatient facilities in our Hospital

Operations segment for services provided to patients enrolled in the Original Medicare Plan were $2.369 billion, $2.615 billion and $2.695 billion for the years ended December 31, 2022, 2021 and 2020, respectively.

A general description of the types of payments we receive for services provided to patients enrolled in the Original Medicare Plan is provided below. Recent regulatory and legislative updates to the terms of these payment systems and their estimated effect on our revenues can be found under "Regulatory and Legislative Changes" below.

Acute Care Hospital Inpatient Prospective Payment System

Medicare Severity-Adjusted Diagnosis-Related Group Payments—Sections 1886(d) and 1886(g) of the Social Security Act set forth a system of payments for the operating and capital costs of inpatient acute care hospital admissions based on a prospective payment system ("PPS"). Under the inpatient prospective payment systems ("IPPS"), Medicare payments for hospital inpatient operating services are made at predetermined rates for each hospital discharge. Discharges are classified according to a system of Medicare severity-adjusted diagnosis-related groups ("MS-DRGs"), which categorize patients with similar clinical characteristics that are expected to require similar amounts of hospital resources. CMS assigns to each MS-DRG a relative weight that represents the average resources required to treat cases in that particular MS-DRG, relative to the average resources used to treat cases in all MS-DRGs.

The base payment amount for the operating component of the MS-DRG payment is comprised of an average standardized amount that is divided into a labor-related share and a nonlabor-related share. Both the labor-related share of operating base payments and the base payment amount for capital costs are adjusted for geographic variations in labor and capital costs, respectively. Using diagnosis and procedure information submitted by the hospital, CMS assigns to each discharge an MS-DRG, and the base payments are multiplied by the relative weight of the MS-DRG assigned. The MS-DRG operating and capital base rates, relative weights and geographic adjustment factors are updated annually, with consideration given to: the increased cost of goods and services purchased by hospitals; the relative costs associated with each MS-DRG; changes in labor data by geographic area; and other policies. Although these payments are adjusted for area labor and capital cost differentials, the adjustments do not take into consideration an individual hospital's operating and capital costs.

Outlier Payments—Outlier payments are additional payments made to hospitals on individual claims for treating Medicare patients whose medical conditions are more costly to treat than those of the average patient in the same MS-DRG. To qualify for a cost outlier payment, a hospital's billed charges, adjusted to cost, must exceed the payment rate for the MS-DRG by a fixed threshold updated annually by CMS. A Medicare Administrative Contractor ("MAC") calculates the cost of a claim by multiplying the billed charges by an average cost-to-charge ratio that is typically based on the hospital's most recently filed cost report. Generally, if the computed cost exceeds the sum of the MS-DRG payment plus the fixed threshold, the hospital receives 80% of the difference as an outlier payment.

Under the Social Security Act, CMS must project aggregate annual outlier payments to all PPS hospitals to be not less than 5% or more than 6% of total MS-DRG payments ("Outlier Percentage"). The Outlier Percentage is determined by dividing total outlier payments by the sum of MS-DRG and outlier payments. CMS annually adjusts the fixed threshold to bring projected outlier payments within the mandated limit. A change to the fixed threshold affects total outlier payments by changing: (1) the number of cases that qualify for outlier payments; and (2) the dollar amount hospitals receive for those cases that qualify for outlier payments. Under certain conditions, outlier payments are subject to reconciliation based on more recent data.

Disproportionate Share Hospital Payments—In addition to making payments for services provided directly to beneficiaries, Medicare makes additional payments to hospitals that treat a disproportionately high share of low-income patients. Prior to October 1, 2013, DSH payments were based on each hospital's low income utilization for each payment year (the "Pre-ACA DSH Formula"). The Affordable Care Act revised the Medicare DSH adjustment effective for discharges occurring on or after October 1, 2013. Under the revised methodology, hospitals receive 25% of the amount they previously would have received under the Pre-ACA DSH Formula. This amount is referred to as the "Empirically Justified Amount."

Hospitals qualifying for the Empirically Justified Amount of DSH payments are also eligible to receive an additional payment for uncompensated care (the "UC-DSH Amount"). The UC-DSH Amount is a hospital's share of a pool of funds that the CMS Office of the Actuary estimates would equal 75% of Medicare DSH that otherwise would have been paid under the Pre-ACA DSH Formula, adjusted for changes in the percentage of individuals that are uninsured. Generally, the factors used to calculate and distribute UC-DSH Amounts are set forth in the Affordable Care Act and are not subject to administrative or judicial review. The statute requires that each hospital's cost of uncompensated care (i.e., charity and bad debt) as a percentage of the total uncompensated care cost of all DSH hospitals be used to allocate the pool. As of December 31, 2022, 51 of our acute care hospitals qualified for Medicare DSH payments.

The statutes and regulations that govern Medicare DSH payments have been the subject of various administrative appeals and lawsuits, and our hospitals have been participating in such appeals, including challenges to the inclusion of the Medicare Advantage days used in the DSH calculation as set forth in the Changes to the Hospital Inpatient Prospective Payment Systems and Fiscal Year 2005 Rates. We are unable to predict what action the Secretary of HHS might take with respect to the DSH calculation for prior periods in this regard or the outcome of the litigation; however, a favorable outcome of our DSH appeals could have a material impact on our future revenues and cash flows.

Direct Graduate and Indirect Medical Education Payments—The Medicare program provides additional reimbursement to approved teaching hospitals for the increased expenses incurred by such institutions. This additional reimbursement, which is subject to certain limits, including intern and resident full-time equivalent ("FTE") limits, is made in the form of Direct Graduate Medical Education ("DGME") and Indirect Medical Education ("IME") payments. As of December 31, 2022, 30 of our hospitals were affiliated with academic institutions and were eligible to receive such payments.

IPPS Quality Adjustments—The Affordable Care Act also authorizes quality adjustments to Medicare IPPS payments under the following programs:

- Value-Based Purchasing ("VBP") Program – Under the VBP program, IPPS operating payments to hospitals are reduced by 2% to fund value-based incentive payments to eligible hospitals based on their overall performance on a set of quality measures;

- Hospital Readmission Reduction Program – Under this program, IPPS operating payments to hospitals with excess readmissions are reduced up to a maximum of 3% of base MS-DRG payments; and

- Hospital-Acquired Conditions ("HAC") Reduction Program – Under this program, overall inpatient payments are reduced by 1% for hospitals in the worst performing quartile of risk-adjusted quality measures for reasonable preventable hospital-acquired conditions.

These adjustments, which CMS updates annually, are generally based on a hospital's performance from prior periods.

Hospital Outpatient Prospective Payment System

Under the outpatient prospective payment system ("OPPS"), hospital outpatient services, except for certain services that are reimbursed on a separate fee schedule, are classified into groups called ambulatory payment classifications ("APCs"). Services in each APC are similar clinically and in terms of the resources they require, and a payment rate is established for each APC. Depending on the services provided, hospitals may be paid for more than one APC for an encounter. CMS annually updates the APCs and the rates paid for each APC.

Inpatient Psychiatric Facility Prospective Payment System

The inpatient psychiatric facility ("IPF") prospective payment system ("IPF-PPS") applies to psychiatric hospitals and psychiatric units located within acute care hospitals that have been designated as exempt from the hospital inpatient prospective payment system. The IPF-PPS is based on prospectively determined per-diem rates and includes an outlier policy that authorizes additional payments for extraordinarily costly cases. As of December 31, 2022, 19 of our general hospitals operated IPF units.

Inpatient Rehabilitation Prospective Payment System

Rehabilitation hospitals and rehabilitation units in acute care hospitals meeting certain criteria established by CMS are eligible to be paid as an inpatient rehabilitation facility ("IRF") under the IRF prospective payment system ("IRF-PPS"). Payments under the IRF-PPS are made on a per-discharge basis. The IRF-PPS uses federal prospective payment rates across distinct case-mix groups established by a patient classification system. As of December 31, 2022, we operated one freestanding IRF, and 15 of our general hospitals operated IRF units.

Physician and Other Health Professional Services Payment System

Medicare uses a fee schedule to pay for physician and other health professional services based on a list of services and their payment rates referred to as the Medicare Physician Fee Schedule ("MPFS"). In determining payment rates for each service, CMS considers the amount of clinician work required to provide a service, expenses related to maintaining a practice and professional liability insurance costs. These three factors are adjusted for variation in the input prices in different markets, and the sum is multiplied by the fee schedule's conversion factor (average payment amount) to produce a total payment amount.

Cost Reports

The final determination of certain Medicare payments to our hospitals, such as DSH, DGME, IME and bad debt expense, are retrospectively determined based on our hospitals' cost reports. The final determination of these payments often takes many years to resolve because of audits by the program representatives, providers' rights of appeal, and the application of numerous technical reimbursement provisions.

For filed cost reports, we adjust the accrual for estimated cost report settlements based on those cost reports and subsequent activity, and we record a valuation allowance against those cost reports based on historical settlement trends. The accrual for estimated cost report settlements for periods for which a cost report is yet to be filed is recorded based on estimates of what we expect to report on the filed cost reports and a corresponding valuation allowance is recorded as previously described. Cost reports must generally be filed within five months after the end of the annual cost report reporting period. After the cost report is filed, the accrual and corresponding valuation allowance may need to be adjusted.

Medicare Claims Reviews

HHS estimates that the overall 2022 Medicare FFS improper payment rate for the program is approximately 7.46%. The 2022 error rate for Hospital IPPS payments is approximately 3%. CMS has identified the FFS program as a program at risk for significant erroneous payments, and one of the agency's stated key goals is to pay claims properly the first time. This means paying the right amount, to legitimate providers, for covered, reasonable and necessary services provided to eligible beneficiaries. According to CMS, paying correctly the first time saves resources required to recover improper payments and ensures the proper expenditure of Medicare Trust Fund dollars. CMS has established several initiatives to prevent or identify improper payments before a claim is paid, and to identify and recover improper payments after paying a claim. The overall goal is to reduce improper payments by identifying and addressing coverage and coding billing errors for all provider types. Under the authority of the Social Security Act, CMS employs a variety of contractors (e.g., MACs, Recovery Audit Contractors and Unified Program Integrity Contractors) to process and review claims according to Medicare rules and regulations.

Claims selected for prepayment review are not subject to the normal Medicare FFS payment timeframe. Furthermore, prepayment and post-payment claims denials are subject to administrative and judicial review, and we pursue the reversal of adverse determinations where appropriate. We have established robust protocols to respond to claims reviews and payment denials. In addition to overpayments that are not reversed on appeal, we incur additional costs to respond to requests for records and pursue the reversal of payment denials. The degree to which our Medicare FFS claims are subjected to prepayment reviews, the extent to which payments are denied, and our success in overturning denials could have an adverse effect on our cash flows and results of operations.

Meaningful Use of Health Information Technology

The Health Information Technology for Economic and Clinical Health ("HITECH") Act, which is part of the American Recovery and Reinvestment Act of 2009, promotes the use of healthcare information technology by, among other things, providing financial incentives to hospitals and physicians to become "meaningful users" of electronic health record ("EHR") systems and imposing penalties on those who do not. Under the HITECH Act and other laws and regulations, eligible hospitals that fail to demonstrate and maintain meaningful use of certified EHR technology and/or submit quality data every year (and have not applied and qualified for a hardship exception) are subject to a reduction of the Medicare market basket update. Eligible healthcare professionals are also subject to positive or negative payment adjustments based, in part, on their use of EHR technology. We continue to invest in the maintenance and utilization of certified EHR systems for our hospitals and employed physicians. Failure to do so could subject us to penalties that may have an adverse effect on our net revenues and results of operations.

Medicaid

Medicaid programs and the corresponding reimbursement methodologies vary from state-to-state and from year-to-year. Estimated revenues under various state Medicaid programs, including state-funded Medicaid managed care programs, constituted approximately 19.4%, 18.7% and 17.8% of the total net patient service revenues of our acute care hospitals and related outpatient facilities for the years ended December 31, 2022, 2021 and 2020, respectively. We also receive DSH and other supplemental revenues under various state Medicaid programs. For the years ended December 31, 2022, 2021 and 2020, our total Medicaid revenues attributable to DSH and other supplemental revenues were approximately $644 million, $915 million and $754 million, respectively. The decrease between 2022 and 2021 was primarily attributable to changes in Medicaid program payments in California, Florida, Michigan and Texas. For Texas, we recognized $123 million of assessments to support the Texas Comprehensive Hospital Increase Reimbursement Program ("CHIRP") following its approval in 2022. During the year ended December 31, 2022, we also recognized $245 million of revenue related to CHIRP that is included in

Managed Medicaid revenue rather than the DSH and other supplemental revenues classification due to the structure of the program.

Even prior to the COVID-19 pandemic, several states in which we operate faced budgetary challenges that resulted in reduced Medicaid funding levels to hospitals and other providers. Because most states must operate with balanced budgets, and the Medicaid program is generally a significant portion of a state's budget, states can be expected to adopt or consider adopting future legislation designed to reduce or not increase their Medicaid expenditures. In addition, some states delay issuing Medicaid payments to providers to manage state expenditures. As an alternative means of funding provider payments, many of the states in which we operate have adopted supplemental payment programs authorized under the Social Security Act.

Continuing pressure on state budgets and other factors, including legislative and regulatory changes, could result in future reductions to Medicaid payments, payment delays or changes to Medicaid supplemental payment programs. Federal government denials or delayed approvals of waiver applications or extension requests by the states in which we operate could materially impact our Medicaid funding levels.

Total Medicaid and Managed Medicaid net patient service revenues from continuing operations recognized by the hospitals and related outpatient facilities in our Hospital Operations segment for the years ended December 31, 2022, 2021 and 2020 were $2.692 billion, $2.760 billion and $2.427 billion, respectively. During the year ended December 31, 2022, Medicaid and Managed Medicaid revenues comprised 35% and 65%, respectively, of our Medicaid-related net patient service revenues from continuing operations recognized by the hospitals and related outpatient facilities in our Hospital Operations segment. All Medicaid and Managed Medicaid patient service revenues are presented net of provider taxes or assessments paid by our hospitals, which are reported as an offset reduction to FFS Medicaid revenue.

Because we cannot predict what actions the federal government or the states may take under existing or future legislation and/or regulatory changes to address budget gaps, deficits, Medicaid expansion, provider fee programs or Medicaid Section 1115 waivers, we are unable to assess the effect that any such legislation or regulatory action might have on our business; however, the impact on our future financial position, results of operations or cash flows could be material.

Regulatory and Legislative Changes

The Medicare and Medicaid programs are subject to: statutory and regulatory changes, administrative and judicial rulings, interpretations and determinations concerning patient eligibility requirements, funding levels and the method of calculating reimbursements, among other things; requirements for utilization review; and federal and state funding restrictions. Any of these factors could materially increase or decrease payments from these government programs in the future, as well as affect the cost of providing services to our patients and the timing of payments to our facilities. We are unable to predict the effect of future government healthcare funding policy changes on our operations. If the rates paid by governmental payers are reduced, if the scope of services covered by governmental payers is limited, or if we or one or more of our hospitals are excluded from participation in the Medicare or Medicaid program or any other government healthcare program, there could be a material adverse effect on our business, financial condition, results of operations or cash flows. Recent regulatory and legislative updates to the Medicare and Medicaid payment systems, as well as other government programs impacting our business, are provided below.

Payment and Policy Changes to the Medicare Inpatient Prospective Payment Systems—Section 1886(d) of the Social Security Act requires CMS to update Medicare inpatient FFS payment rates for hospitals reimbursed under the IPPS annually. The updates generally become effective October 1, the beginning of the FFY. In August 2022, CMS issued final changes to the Hospital Inpatient Prospective Payment Systems for Acute Care Hospitals and Fiscal Year 2023 Rates ("Final IPPS Rule"). The Final IPPS Rule includes the following payment and policy changes, among others:

- A market basket increase of 4.1% for MS-DRG operating payments for hospitals reporting specified quality measure data and that are meaningful users of EHR technology; CMS also finalized a 0.3% multifactor productivity reduction required by the Affordable Care Act and a 0.5% increase required by the Medicare Access and CHIP Reauthorization Act of 2015 that together result in a net operating payment update of 4.3% before budget neutrality adjustments;

- Updates to the hospital VBP and HAC programs for FFY 2023 due to the impact of the COVID-19 public health emergency, including: the implementation of a special scoring methodology for the VBP program that results in each hospital receiving a value-based incentive payment amount equal to the 2% reduction to its operating standardized amount; and suppression of all measures in the HAC reduction program resulting in no hospitals being penalized for FFY 2023;

- An increase in the cost outlier threshold from $30,988 to $38,859;

- A 2.37% net increase in the capital federal MS-DRG rate; and

- Updates to the three factors used to determine the amount and distribution of Medicare UC-DSH Amounts.

According to CMS, the combined impact of the payment and policy changes in the Final IPPS Rule for operating costs will yield an average 2.6% increase in Medicare operating MS-DRG FFS payments for hospitals in urban areas and an average 3.3% increase in such payments for proprietary hospitals in FFY 2023. We estimate that all of the final payment and policy changes affecting operating MS-DRG and UC-DSH Amounts should result in a 3.7% increase in our annual Medicare FFS IPPS payments, which yields an estimated increase of approximately $55 million. Because of the uncertainty associated with various factors that may influence our future IPPS payments by individual hospital, including legislative, regulatory or legal actions, admission volumes, length of stay and case mix, we cannot provide any assurances regarding our estimate of the impact of the payment and policy changes.

Payment and Policy Changes to the Medicare Outpatient Prospective Payment and Ambulatory Surgery Center Payment Systems—In November 2022, CMS released the final policy changes and payment rates for the Hospital Outpatient Prospective Payment System and Ambulatory Surgical Center Payment System for calendar year ("CY") 2023 ("Final OPPS/ASC Rule"). The Final OPPS/ASC Rule includes the following payment and policy changes, among others:

- An estimated net increase of 3.8% for the OPPS rates based on a market basket increase of 4.1%, reduced by a multifactor productivity adjustment required by the Affordable Care Act of 0.3%;

- Removal of 11 services from the Inpatient Only List (which is the list of procedures that must be performed on an inpatient basis) after determining such services meet established criteria for removal;

- Establishment of an exemption for rural Sole Community Hospitals from the site-neutral Medicare reduced payment rate for clinic visits furnished in exempt off-campus, provider-based departments and payment for such visits at the full OPPS rate; and

- A 3.8% increase to the Ambulatory Surgical Center payment rates.

In addition, the Final OPPS/ASC Rule made certain changes to CMS' 340B program, which allows certain hospitals (i.e., only nonprofit organizations with specific federal designations and/or funding) ("340B Hospitals") to purchase drugs at discounted rates from drug manufacturers ("340B Drugs"). In the CY 2018 final rule regarding OPPS payment and policy changes, CMS reduced the payment for 340B Drugs from the average sales price ("ASP") plus 6% to the ASP minus 22.5% and made a corresponding budget-neutral increase to payments to all hospitals for other drugs and services reimbursed under the OPPS (the "340B Payment Adjustment"). CMS retained the same 340B Payment Adjustment in the final rules regarding OPPS payment and policy changes for CYs 2019 through 2022. Certain hospital associations and hospitals commenced litigation challenging CMS' authority to impose the 340B Payment Adjustment for CYs 2018, 2019 and 2020. Following the initial court decisions and a series of appeals, the U.S. Supreme Court (the "Supreme Court") unanimously ruled in June 2022 that the decision to impose the 340B Payment Adjustment in CYs 2018 and 2019 was unlawful, and the case was remanded to the lower courts to determine the appropriate remedy. In response to the Supreme Court's decision, the 2023 Final OPPS/ASC Rule affirms that CMS is now applying the default rate, generally ASP plus 6%, to 340B Drugs and biologicals, and it has removed the 340B Payment Adjustment made in 2018. In January 2023, the U.S. District Court for the District of Columbia issued an opinion remanding the case to HHS to determine the remediation for the prior years' underpayments. Before the issuance of this opinion, CMS had indicated that it is still evaluating how to apply the Supreme Court ruling to the cost years 2018 through 2022, and it expects to address the remedy for those cost years in a separate rulemaking that will be published prior to the CY 2024 proposed rule regarding OPPS payment and policy changes.

CMS projects that the combined impact of the payment and policy changes in the Final OPPS/ASC Rule will yield an average 4.9% increase in Medicare FFS OPPS payments for hospitals in urban areas and an average 1.3% increase in Medicare FFS OPPS payments for proprietary hospitals. The projected annual impact of the payment and policy changes in the Final OPPS/ASC Rule on our hospitals is an increase to Medicare FFS hospital outpatient revenues of approximately $9 million, which represents an increase of approximately 1.5%.

Because of the uncertainty associated with various factors that may influence our future OPPS payments, including legislative or legal actions, volumes and case mix, we cannot provide any assurances regarding our estimate of the impact of the final payment and policy changes. In addition, it remains unclear at this time how CMS will finance any retroactive payments for 340B payments that were previously withheld given that the original policy was budget-neutral and HHS already redistributed the savings. We cannot predict the remedy that will be imposed, the timing thereof, or what further actions CMS or Congress might take with respect to the 340B program; however, it is possible that reversal of the 340B Payment Adjustment could have an adverse effect on our future net operating revenues and cash flows.

Payment and Policy Changes to the Medicare Physician Fee Schedule—In November 2022, CMS released the CY 2023 Medicare Physician Fee Schedule ("MPFS") Final Rule ("MPFS Final Rule"). The MPFS Final Rule includes updates to payment policies, payment rates and other provisions for services reimbursed under the MPFS from January 1 through December 31, 2023. Under the MPFS Final Rule, the CY 2023 conversion factor, which is the base rate that is used to convert relative units into payment rates, was reduced from $34.61 to $33.06, due in part to the expiration of the one-time 3% payment increase provided for in CY 2022 by the Protecting Medicare and American Farmers from Sequester Cuts Act (the "Sequester Cuts Act"), which was signed into law in December 2021, as well as budget neutrality rules. However, the December 2022 enactment of the Consolidated Appropriations Act, 2023 ("CAA, 2023") provided a 2.5% positive adjustment to the MPFS CY 2023 conversion factor, resulting in a CY 2023 conversion factor of $33.89. We estimate the impact of the MPFS Final Rule in conjunction with the positive adjustment from the CAA, 2023 should result in a reduction of approximately $4 million to our FFS MPFS revenues. Because of the uncertainty associated with various factors that may influence our future MPFS payments, including legislative, regulatory or legal actions, volumes and case mix, we cannot provide any assurances regarding our estimate of the impact of the final payment and policy changes.

The Coronavirus Aid, Relief, and Economic Security Act of 2020 and Related Legislation

Several pieces of legislation (the "COVID Acts") that include funding and other provisions to mitigate the economic effects of the COVID-19 pandemic have been signed into law since March 2020. Provided below is a brief overview of certain provisions of the COVID Acts that have impacted our business and that may continue to impact our business to varying degrees in 2023. With the recent announcement that the public health emergency will end on May 11, 2023, and the subsequent unwinding of federal flexibilities and funding, there is no assurance or expectation that we will continue to receive or remain eligible for significant funding or assistance under the COVID Acts or similar measures in the future.

Funding for the Public Health and Social Services Emergency Fund—The COVID Acts authorized $178 billion in payments to be distributed to providers through the PRF. To receive distributions, providers are required to agree to certain terms and conditions, including, among other things, that the funds are being used for lost revenues and unreimbursed COVID-related costs as defined by HHS, and that the providers will not seek collection of out-of-pocket payments from a COVID-19 patient that are greater than what the patient would have otherwise been required to pay if the care had been provided by an in-network provider. All recipients of PRF payments are required to comply with the reporting requirements described in the terms and conditions and as determined by HHS. In January 2021, HHS released updated reporting requirements that include lost revenues, expenses attributable to COVID-19 and non-financial information. The updated reporting requirements reflect certain provisions of the Consolidated Appropriations Act, 2021 and Other Extensions Act ("Consolidated Appropriations Act") affecting the calculation of lost revenues, as well as the distribution of PRF funds among subsidiaries in a hospital system. Furthermore, HHS has indicated that it will be closely monitoring and, along with the U.S. Office of Inspector General, auditing providers to ensure that recipients comply with the terms and conditions of relief programs and to prevent fraud and abuse. All providers will be subject to civil and criminal penalties for any deliberate omissions, misrepresentations or falsifications of any information given to HHS. PRF funds not utilized by the established deadlines, generally 12 to 18 months after receipt of the grant funds, will be recouped by HHS. Except for certain immaterial PRF payments we returned to HHS, we have formally accepted PRF payments issued to our providers and the terms and conditions associated with those payments, and we have complied with the reporting requirements.

During the years ended December 31, 2022, 2021 and 2020, our Hospital Operations and Ambulatory Care segments combined recognized approximately $138 million, $176 million and $868 million, respectively, of PRF grant income associated with lost revenues and COVID-related costs. We recognized an additional $14 million and $17 million of PRF grant income from our unconsolidated affiliates during 2021 and 2020, respectively. Our Hospital Operations and Ambulatory Care segments combined also recognized $56 million, $15 million and $14 million of grant income from state and local grant programs during the years ended December 31, 2022, 2021 and 2020, respectively. Grant income recognized by our Hospital Operations and Ambulatory Care segments is presented in grant income, and grant income recognized through our unconsolidated affiliates is presented in equity in earnings of unconsolidated affiliates, in each case in the accompanying Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020. At December 31, 2022 and 2021, we had remaining deferred grant payment balances of $7 million and $5 million, respectively, which amounts were recorded in other current liabilities in the accompanying Consolidated Balance Sheets for those periods. We cannot predict whether additional distributions of grant funds will be authorized, and we cannot provide any assurances regarding the amount of grant income, if any, to be recognized in the future.

Medicare and Medicaid Payment Policy Changes—The COVID Acts have also alleviated some of the financial strain on hospitals, physicians, other healthcare providers and states through a series of Medicare and Medicaid payment policy changes, as described below:

- The CMS 2% sequestration reduction on Medicare FFS and Medicare Advantage payments to hospitals, physicians and other providers was suspended effective May 1, 2020 through December 31, 2021. The Sequester Cuts Act extended the 2% Medicare sequestration moratorium through March 31, 2022 and adjusted the sequestration to 1% for the period April 1, 2022 through June 30, 2022. Because further legislation was not passed, the full 2% reduction was restored effective July 1, 2022. The impact of the Sequester Cuts Act on our operations was an increase of approximately $39 million of revenues in the six months ended June 30, 2022, after which the sequestration was fully reinstated.

- The COVID Acts instituted a 20% increase in the Medicare MS-DRG payment for COVID-19 hospital admissions for the duration of the public health emergency.

- The COVID Acts initially eliminated the scheduled nationwide reduction of $4 billion in federal Medicaid DSH allotments in FFY 2020 mandated by the Affordable Care Act and decreased the FFY 2021 DSH reduction from $8 billion to $4 billion effective December 1, 2020. Subsequently, the FFY 2021 DSH reduction was eliminated entirely and the remaining $8 billion of DSH reductions were delayed until FFY 2024.

- The COVID Acts expanded the Medicare accelerated payment program, which provides prepayment of claims to providers in certain circumstances, such as national emergencies or natural disasters. Under the Consolidated Appropriations Act, providers could retain the accelerated payments for one year from the date of receipt before CMS commenced recoupment. During the year ended December 31, 2020, our hospitals and other providers applied for and received approximately $1.5 billion of accelerated payments. No additional accelerated payment funds were applied for or received in the years ended December 31, 2022 and 2021. All advances received by our hospitals and other providers were either repaid or recouped during the years ended December 31, 2022 and 2021.

- A 6.2% increase in the Federal Medical Assistance Percentage ("FMAP") matching funds was instituted to help states respond to the COVID-19 pandemic. The additional funds became available to states effective January 1, 2020, and they were expected to remain available through the quarter in which the public health emergency period ends, provided that states met certain conditions. In addition, the COVID Acts established an incentive for states that had not already done so to expand Medicaid by temporarily increasing each such respective state's FMAP for their base program by five percentage points for two years.

  The COVID Acts included a requirement that state Medicaid programs keep people continuously enrolled through the end of the month in which the COVID-19 public health emergency ends in exchange for the temporary increase to the FMAP. Under the CAA, 2023, the Medicaid continuous enrollment condition and the receipt of the temporary FMAP increase will no longer be tied to the continuation of the public health emergency. Effective March 31, 2023, the continuous enrollment condition will end and, on April 1, 2023, states can begin eligibility redeterminations on their Medicaid populations and the disenrollment of individuals no longer eligible. In addition, the CAA, 2023 provides for the phase-down of the 6.2% enhanced FMAP as follows: 6.2% through the first quarter of 2023; 5.0% through the second quarter of 2023; 2.5% through the third quarter of 2023; and 1.5% through the last quarter of 2023. The increased support will end entirely as of January 1, 2024.

Because of the uncertainty associated with various factors that may influence our future Medicare and Medicaid payments, including future legislative, legal or regulatory actions, or changes in volumes and case mix, there is a risk that actual payments received under, or the ultimate impact of, these programs will differ materially from our expectations.

Funding for Uninsured Individuals—The COVID Acts provided claims reimbursement to healthcare providers generally at Medicare rates for testing uninsured individuals for COVID-19 and treating uninsured individuals with a COVID-19 diagnosis. A portion of the funding could also be used to reimburse providers for COVID-19 vaccine administration to uninsured individuals. We recognized net operating revenues totaling $20 million, $91 million and $40 million related to this program in the accompanying Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020, respectively. This program stopped accepting reimbursement claims for the testing and treatment of uninsured individuals on March 22, 2022, and stopped accepting claims for vaccine administration to uninsured individuals on April 5, 2022.

Tax Changes—Beginning March 27, 2020, all employers were able to elect to defer payment of the 6.2% employer Social Security tax through December 31, 2020. Deferred tax amounts were required to be paid in equal amounts over two years, with payments due in December 2021 and December 2022. During the year ended December 31, 2020, we deferred Social Security tax payments totaling $275 million pursuant to this COVID Acts provision. In December 2021, we repaid half of the outstanding deferred Social Security tax payments, and the remainder was repaid in December 2022.

CMS Innovation Models

The CMS Innovation Center develops and tests innovative payment and service delivery models that have the potential to reduce Medicare, Medicaid or CHIP expenditures while preserving or enhancing the quality of care for beneficiaries. Congress has defined – both through the Affordable Care Act and previous legislation – a number of specific demonstrations for CMS to conduct, including bundled payment models. Generally, the bundled payment models hold hospitals financially accountable for the quality and costs for an entire episode of care for a specific diagnosis or procedure from the date of the hospital admission or inpatient procedure through 90 days post-discharge, including services not provided by the hospital, such as physician, inpatient rehabilitation, skilled nursing and home health care. Provider participation in some of these models is voluntary; for example, 19 hospitals in our Hospital Operations segment and three surgical hospitals in our Ambulatory Care segment participate in the CMS Bundled Payments for Care Improvement Advanced ("BPCIA") program that became effective October 1, 2018, and USPI also holds the CMS contract for one physician group practice participating in the BPCIA program. Participation in certain other bundled payment arrangements is mandatory for providers located in randomly selected geographic locations. Under the mandatory models, hospitals are eligible to receive incentive payments or will be subject to payment reductions within certain corridors based on their performance against quality and spending criteria. In 2015, CMS finalized a five-year bundled payment model (that was subsequently extended for an additional three years), called the Comprehensive Care for Joint Replacement ("CJR") model, which includes hip and knee replacements, as well as other major leg procedures. Eleven hospitals in our Hospital Operations segment and four surgical hospitals in our Ambulatory Care segment currently participate in the CJR model.

PRIVATE INSURANCE

Managed Care

We currently have thousands of managed care contracts with various HMOs and PPOs. HMOs generally maintain a full-service healthcare delivery network comprised of physician, hospital, pharmacy and ancillary service providers that HMO members must access through an assigned "primary care" physician. The member's care is then managed by his or her primary care physician and other network providers in accordance with the HMO's quality assurance and utilization review guidelines so that appropriate healthcare can be efficiently delivered in the most cost-effective manner. HMOs typically provide reduced benefits or reimbursement (or none at all) to their members who use non-contracted healthcare providers for non-emergency care.

PPOs generally offer limited benefits to members who use non-contracted healthcare providers. PPO members who use contracted healthcare providers receive a preferred benefit, typically in the form of lower co-pays, co-insurance or deductibles. As employers and employees have demanded more choice, managed care plans have developed hybrid products that combine elements of both HMO and PPO plans, including high-deductible healthcare plans that may have limited benefits, but cost the employee less in premiums.

The amount of our managed care net patient service revenues, including Medicare and Medicaid managed care programs, from our hospitals and related outpatient facilities during the years ended December 31, 2022, 2021 and 2020 was $9.730 billion, $9.985 billion and $9.022 billion, respectively. Our top 10 managed care payers generated 62% of our managed care net patient service revenues for the year ended December 31, 2022. In 2022, national payers generated 44% of our managed care net patient service revenues; the remainder came from regional or local payers. At December 31, 2022 and 2021, 66% and 67%, respectively, of our net accounts receivable for our Hospital Operations segment were due from managed care payers.

Revenues under managed care plans are based primarily on payment terms involving predetermined rates per diagnosis, per-diem rates, discounted FFS rates and/or other similar contractual arrangements. These revenues are also subject to review and possible audit by the payers, which can take several years before they are completely resolved. The payers are billed for patient services on an individual patient basis. An individual patient's bill is subject to adjustment on a patient-by-patient basis in the ordinary course of business by the payers following their review and adjudication of each particular bill. We estimate the discounts for contractual allowances at the individual hospital level utilizing billing data on an individual patient basis. At the end of each month, on an individual hospital basis, we estimate our expected reimbursement for patients of managed care plans based on the applicable contract terms. We believe it is reasonably likely for there to be an approximately 3% increase or decrease in the estimated contractual allowances related to managed care plans. Based on reserves at December 31, 2022, a 3% increase or decrease in the estimated contractual allowance would impact the estimated reserves by approximately $18 million. Some of the factors that can contribute to changes in the contractual allowance estimates include: (1) changes in reimbursement levels for procedures, supplies and drugs when threshold levels are triggered; (2) changes in reimbursement levels when stop-loss or outlier limits are reached; (3) changes in the admission status of a patient due to physician orders subsequent to initial diagnosis or testing; (4) final coding of in-house and discharged-not-final-billed patients that change reimbursement levels; (5) secondary benefits determined after primary insurance payments; and (6) reclassification of patients among insurance plans with different coverage and payment levels. Contractual allowance estimates are periodically reviewed for accuracy by taking into consideration known contract terms, as well as payment history. We believe our estimation and review process enables us to identify instances on a timely basis where such estimates need to be revised. We do not believe there were any adjustments to estimates of patient bills that were material to our revenues during the years ended December 31, 2022, 2021 or 2020. In addition, on a corporate-wide basis, we do not record any general provision for adjustments to estimated contractual allowances for managed care plans. Managed care accounts, net of contractual allowances recorded, are further reduced to their net realizable value through implicit price concessions based on historical collection trends for these payers and other factors that affect the estimation process.

We expect managed care governmental admissions to continue to increase as a percentage of total managed care admissions over the near term. However, the managed Medicare and Medicaid insurance plans typically generate lower yields than commercial managed care plans, which have been experiencing an improved pricing trend. Although we have benefited from solid year-over-year aggregate managed care pricing improvements for some time, we have seen these improvements moderate in recent years, and we believe this moderation could continue into the future, subject to incremental pricing improvements to address inflationary pressures. In the year ended December 31, 2022, our commercial managed care net inpatient revenue per admission from the hospitals in our Hospital Operations segment was approximately 81% higher than our aggregate yield on a per-admission basis from government payers, including managed Medicare and Medicaid insurance plans.

Indemnity

At both December 31, 2022 and 2021, 4.8% of our net patient service revenues for our hospitals and related outpatient facilities were derived from indemnity-based health plans. An indemnity-based agreement generally requires the insurer to reimburse an insured patient for healthcare expenses after those expenses have been incurred by the patient, subject to policy conditions and exclusions. Unlike an HMO member, a patient with indemnity insurance is free to control his or her utilization of healthcare and selection of healthcare providers.

Legislative Changes

The No Surprises Act ("NSA") established federal protections, which became effective on January 1, 2022, against balance billing for patients who obtain medical services from physicians and other providers not chosen by the patient and outside of the patient's health insurance network. Providers that violate these surprise billing prohibitions may be subject to state enforcement action or federal civil monetary penalties. Among other things, the NSA limits the amount an insured patient will pay for (1) out-of-network emergency care (provided in hospital emergency departments and freestanding emergency facilities), and (2) scheduled out-of-network services (such as radiology, pathology and anesthesiology) at an in-network facility when the patient hasn't been notified or provided consent. The NSA also prohibits insurers from assigning higher deductibles (and other cost-sharing charges) to patients for out-of-network care than they do for in-network care without patient notification and consent.

Under the NSA, insurers and providers are given the opportunity to resolve disputed out-of-network reimbursement through negotiation and an independent dispute resolution ("IDR") process, unless state law specifies a different approach. The IDR process has been utilized far more than anticipated, and there is currently a backlog of claims pending determination. Moreover, provider groups have been successful in challenging certain IDR-related provisions of the regulations promulgated under the NSA, claiming the regulations unfairly favor insurers in the determination of appropriate reimbursement amounts. We cannot predict the ultimate impact of this or any future litigation nor can we predict any future regulatory changes. In addition, we are unable to fully assess the ultimate impact of the NSA on our business at this time; however, based on our experience to this point, we believe that compliance with the provisions of the NSA will not have a material adverse effect on our financial condition, results of operations or cash flows.

UNINSURED PATIENTS

Uninsured patients are patients who do not qualify for government programs payments, such as Medicare and Medicaid, do not have some form of private insurance and, therefore, are responsible for their own medical bills. A significant number of our uninsured patients are admitted through our hospitals' emergency departments and often require high-acuity treatment that is more costly to provide and, therefore, results in higher billings, which are the least collectible of all accounts.

Self-pay accounts receivable, which include amounts due from uninsured patients, as well as co-pays, co-insurance amounts and deductibles owed to us by patients with insurance, pose significant collectability problems. At December 31, 2022 and 2021, 5% and 4%, respectively, of our net accounts receivable for our Hospital Operations segment was self-pay. Further, a significant portion of our implicit price concessions relates to self-pay amounts.

We provide revenue cycle management services through Conifer, which is subject to various statutes and regulations regarding consumer protection in areas including finance, debt collection and credit reporting activities. For additional information, see Item 1, Business — Regulations Affecting Conifer's Operations, of Part I of this report. Conifer has performed systematic analyses to focus our attention on the drivers of bad debt expense for each hospital. While emergency department use is the primary contributor to our implicit price concessions in the aggregate, this is not the case at all hospitals. As a result, we have increased our focus on targeted initiatives that concentrate on non-emergency department patients as well. These initiatives are intended to promote process efficiencies in collecting self-pay accounts, as well as co-pay, co-insurance and deductible amounts owed to us by patients with insurance, that we deem highly collectible. We leverage a statistical-based collections model that aligns our operational capacity to maximize our collections performance. We are dedicated to modifying and refining our processes as needed, enhancing our technology and improving staff training throughout the revenue cycle process in an effort to increase collections and reduce accounts receivable.

Over the longer term, several other initiatives we have previously announced should also help address the challenges associated with serving uninsured patients. For example, our *Compact with Uninsured Patients* ("*Compact*") is designed to offer managed care-style discounts to certain uninsured patients, which enables us to offer lower rates to those patients who historically had been charged standard gross charges. Under the *Compact*, the discount offered to uninsured patients is recognized as a contractual allowance, which reduces net operating revenues at the time the self-pay accounts are recorded. The uninsured patient accounts, net of contractual allowances recorded, are further reduced to their net realizable value through implicit price concessions based on historical collection trends for self-pay accounts and other factors that affect the estimation process. We also provide financial assistance through our charity and uninsured discount programs to uninsured patients who are unable to pay for the healthcare services they receive. Our policy is not to pursue collection of amounts determined to qualify for financial assistance; therefore, we do not report these amounts in net operating revenues. Most states include an estimate of the cost of charity care in the determination of a hospital's eligibility for Medicaid DSH payments. These payments are intended to mitigate our cost of uncompensated care. Some states have also developed provider fee or other supplemental payment programs to mitigate the shortfall of Medicaid reimbursement compared to the cost of caring for Medicaid patients.

The initial expansion of health insurance coverage under the Affordable Care Act resulted in an increase in the number of patients using our facilities with either private or public program coverage and a decrease in uninsured and charity care admissions, along with reductions in Medicare and Medicaid reimbursement to healthcare providers, including us. However, we continue to have to provide uninsured discounts and charity care due to the failure of certain states to expand Medicaid coverage and for persons living in the country who are not permitted to enroll in a health insurance exchange or government healthcare insurance program.

The following table presents our estimated costs (based on selected operating expenses, which include salaries, wages and benefits, supplies and other operating expenses) of caring for our uninsured and charity patients:

	Years Ended December 31,					
	2022		**2021**		**2020**	
Estimated costs for:						
Uninsured patients	$	537	$	650	$	617
Charity care patients		83		97		147
Total	**$**	**620**	**$**	**747**	**$**	**764**

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2022 COMPARED TO THE YEAR ENDED DECEMBER 31, 2021

The following tables present our consolidated net operating revenues, operating expenses and operating income, both in dollar amounts and as percentages of net operating revenues, on a continuing operations basis:

	Years Ended December 31,		Increase (Decrease)
	2022	2021	
Net operating revenues:			
Hospital Operations	$ 15,061	$ 15,982	$ (921)
Ambulatory Care	3,248	2,718	530
Conifer	1,316	1,267	49
Inter-segment eliminations	(451)	(482)	31
Net operating revenues	**19,174**	**19,485**	**(311)**
Grant income	**194**	**191**	**3**
Equity in earnings of unconsolidated affiliates	**216**	**218**	**(2)**
Operating expenses:			
Salaries, wages and benefits	8,844	8,878	(34)
Supplies	3,273	3,328	(55)
Other operating expenses, net	3,998	4,206	(208)
Depreciation and amortization	841	855	(14)
Impairment and restructuring charges, and acquisition-related costs	226	85	141
Litigation and investigation costs	70	116	(46)
Net gains on sales, consolidation and deconsolidation of facilities	(1)	(445)	444
Operating income	**$ 2,333**	**$ 2,871**	**$ (538)**

	Years Ended December 31,		Increase (Decrease)
	2022	2021	
Net operating revenues	**100.0 %**	**100.0 %**	**— %**
Grant income	**1.0 %**	**1.0 %**	**— %**
Equity in earnings of unconsolidated affiliates	**1.1 %**	**1.1 %**	**— %**
Operating expenses:			
Salaries, wages and benefits	46.1 %	45.6 %	0.5 %
Supplies	17.0 %	17.1 %	(0.1) %
Other operating expenses, net	20.8 %	21.6 %	(0.8) %
Depreciation and amortization	4.4 %	4.4 %	— %
Impairment and restructuring charges, and acquisition-related costs	1.2 %	0.4 %	0.8 %
Litigation and investigation costs	0.4 %	0.6 %	(0.2) %
Net gains on sales, consolidation and deconsolidation of facilities	— %	(2.3) %	2.3 %
Operating income	**12.2 %**	**14.7 %**	**(2.5)%**

The following tables present our net operating revenues, operating expenses and operating income, both in dollar amounts and as percentages of net operating revenues, by operating segment on a continuing operations basis:

| | Year Ended December 31, 2022 | | | Year Ended December 31, 2021 | | |
	Hospital Operations	Ambulatory Care	Conifer	Hospital Operations	Ambulatory Care	Conifer
Net operating revenues	$ 14,610	$ 3,248	$ 1,316	$ 15,500	$ 2,718	$ 1,267
Grant income	190	4	—	142	49	—
Equity in earnings of unconsolidated affiliates	10	206	—	25	193	—
Operating expenses:						
Salaries, wages and benefits	7,333	822	689	7,511	690	677
Supplies	2,398	871	4	2,640	684	4
Other operating expenses, net	3,302	438	258	3,586	389	231
Depreciation and amortization	692	112	37	722	95	38
Impairment and restructuring charges, and acquisition-related costs	180	21	25	39	27	19
Litigation and investigation costs	53	3	14	100	14	2
Net gains on sales, consolidation and deconsolidation of facilities	(1)	—	—	(411)	(34)	—
Operating income	$ 853	$ 1,191	$ 289	$ 1,480	$ 1,095	$ 296

| | Year Ended December 31, 2022 | | | Year Ended December 31, 2021 | | |
	Hospital Operations	Ambulatory Care	Conifer	Hospital Operations	Ambulatory Care	Conifer
Net operating revenues	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
Grant income	1.3 %	0.1 %	— %	0.9 %	1.8 %	— %
Equity in earnings of unconsolidated affiliates	0.1 %	6.3 %	— %	0.2 %	7.1 %	— %
Operating expenses:						
Salaries, wages and benefits	50.2 %	25.3 %	52.4 %	48.5 %	25.4 %	53.4 %
Supplies	16.4 %	26.8 %	0.3 %	17.0 %	25.2 %	0.3 %
Other operating expenses, net	22.7 %	13.5 %	19.5 %	23.2 %	14.3 %	18.2 %
Depreciation and amortization	4.7 %	3.4 %	2.8 %	4.7 %	3.5 %	3.0 %
Impairment and restructuring charges, and acquisition-related costs	1.2 %	0.6 %	1.9 %	0.3 %	1.0 %	1.5 %
Litigation and investigation costs	0.4 %	0.1 %	1.1 %	0.6 %	0.5 %	0.2 %
Net gains on sales, consolidation and deconsolidation of facilities	— %	— %	— %	(2.7)%	(1.3)%	— %
Operating income	5.8 %	36.7 %	22.0 %	9.5 %	40.3 %	23.4 %

Consolidated net operating revenues decreased by $311 million, or 1.6%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. Hospital Operations net operating revenues, net of inter-segment eliminations, decreased by $890 million, or 5.7%, for the year ended December 31, 2022 compared to 2021, primarily due to the loss of revenues from the Miami Hospitals we sold in August 2021, lower overall patient volumes, and decreased COVID-related volumes and acuity during 2022, partially offset by negotiated commercial rate increases. Our Hospital Operations segment also recognized grant income from federal, state and local grants totaling $190 million and $142 million during the years ended December 31, 2022 and 2021, respectively, which is not included in net operating revenues.

Ambulatory Care net operating revenues increased by $530 million, or 19.5%, for the year ended December 31, 2022 compared to 2021. The change was primarily due to an increase from acquisitions of $453 million and same-facility growth of $146 million, which was attributable to the impact of higher patient volumes, incremental revenue from new service lines and negotiated commercial rate increases. These impacts were partially offset by $69 million of lower revenues compared to the prior-year period due to the sale of the Ambulatory Care segment's urgent care centers and the transfer of its imaging centers to the Hospital Operations segment in April 2021. Our Ambulatory Care segment also recognized grant income from federal grants totaling $4 million and $49 million during the years ended December 31, 2022 and 2021, respectively, which is not included in net operating revenues.

Conifer net operating revenues increased by $49 million, or 3.9%, for the year ended December 31, 2022 compared to 2021. Conifer revenues from third-party clients, which revenues are not eliminated in consolidation, increased $80 million, or 10.2%, for the year ended December 31, 2022 compared to 2021. These increases were primarily due to contractual rate increases and new business expansion.

RESULTS OF OPERATIONS BY SEGMENT

Our operations are reported in three segments:

- Hospital Operations, which is comprised of acute care and specialty hospitals, imaging centers, ancillary outpatient facilities, micro-hospitals and physician practices;

- Ambulatory Care, which is comprised of USPI's ASCs and surgical hospitals; and

- Conifer, which provides revenue cycle management and value-based care services to hospitals, health systems, physician practices, employers and other clients.

Hospital Operations Segment

The following tables present operating statistics, revenues and expenses of our hospitals and related outpatient facilities on a same-hospital basis, unless otherwise indicated:

	Same-Hospital Years Ended December 31,		Increase
Admissions, Patient Days and Surgeries	**2022**	**2021**	**(Decrease)**
Number of hospitals (at end of period)	60	60	— (1)
Total admissions	523,326	547,754	(4.5)%
Adjusted admissions(2)	962,029	973,552	(1.2)%
Paying admissions (excludes charity and uninsured)	497,990	518,515	(4.0)%
Charity and uninsured admissions	25,336	29,239	(13.3)%
Admissions through emergency department	395,309	409,440	(3.5)%
Paying admissions as a percentage of total admissions	95.2 %	94.7 %	0.5 % (1)
Charity and uninsured admissions as a percentage of total admissions	4.8 %	5.3 %	(0.5)% (1)
Emergency department admissions as a percentage of total admissions	75.5 %	74.7 %	0.8 % (1)
Surgeries — inpatient	134,382	141,469	(5.0)%
Surgeries — outpatient	209,896	216,011	(2.8)%
Total surgeries	344,278	357,480	(3.7)%
Patient days — total	2,747,643	2,888,928	(4.9)%
Adjusted patient days(2)	4,883,616	5,016,029	(2.6)%
Average length of stay (days)	5.25	5.27	(0.4)%
Licensed beds (at end of period)	15,372	15,379	— %
Average licensed beds	15,381	15,396	(0.1)%
Utilization of licensed beds(3)	48.9 %	51.4 %	(2.5)% (1)

(1) The change is the difference between 2022 and 2021 amounts shown.

(2) Adjusted admissions/patient days represents actual admissions/patient days adjusted to include outpatient services provided by facilities in our Hospital Operations segment by multiplying actual admissions/patient days by the sum of gross inpatient revenues and outpatient revenues and dividing the results by gross inpatient revenues.

(3) Utilization of licensed beds represents patient days divided by number of days in the period divided by average licensed beds.

	Same-Hospital Years Ended December 31,		Increase
Outpatient Visits	**2022**	**2021**	**(Decrease)**
Total visits	5,063,852	5,319,994	(4.8)%
Paying visits (excludes charity and uninsured)	4,752,208	4,964,084	(4.3)%
Charity and uninsured visits	311,644	355,910	(12.4)%
Emergency department visits	2,166,242	2,034,405	6.5 %
Surgery visits	209,896	216,011	(2.8)%
Paying visits as a percentage of total visits	93.8 %	93.3 %	0.5 % (1)
Charity and uninsured visits as a percentage of total visits	6.2 %	6.7 %	(0.5)% (1)

(1) The change is the difference between 2022 and 2021 amounts shown.

Revenues		Same-Hospital Years Ended December 31,			Increase (Decrease)
		2022		2021	
Total segment net operating revenues	$	14,464	$	14,768	(2.1)%
Selected revenue data – hospitals and related outpatient facilities:					
Net patient service revenues	$	13,703	$	14,043	(2.4)%
Net patient service revenue per adjusted admission(1)	$	14,244	$	14,424	(1.2)%
Net patient service revenue per adjusted patient day(1)	$	2,806	$	2,800	0.2 %

(1) Adjusted admissions/patient days represents actual admissions/patient days adjusted to include outpatient services provided by facilities in our Hospital Operations segment by multiplying actual admissions/patient days by the sum of gross inpatient revenues and outpatient revenues and dividing the results by gross inpatient revenues.

Selected Operating Expenses		Same-Hospital Years Ended December 31,			Increase (Decrease)
		2022		2021	
Salaries, wages and benefits	$	7,282	$	7,227	0.8 %
Supplies		2,385		2,532	(5.8)%
Other operating expenses		3,239		3,375	(4.0)%
	$	12,906	$	13,134	(1.7)%

Selected Operating Expenses as a Percentage of Net Operating Revenues	Same-Hospital Years Ended December 31,		Increase (Decrease)
	2022	2021	
Salaries, wages and benefits	50.3 %	48.9 %	1.4 % (1)
Supplies	16.5 %	17.1 %	(0.6)% (1)
Other operating expenses	22.4 %	22.9 %	(0.5)% (1)

(1) The change is the difference between 2022 and 2021 amounts shown.

Revenues

Same-hospital net operating revenues decreased $304 million, or 2.1%, during the year ended December 31, 2022 compared to the year ended December 31, 2021. This decrease was due in part to lower overall patient volumes, decreased COVID-related volumes and acuity, and the adverse impact of the Cybersecurity Incident on patient volumes, partially offset by negotiated commercial rate increases. Our Hospital Operations segment also recognized grant income from federal, state and local grants totaling $190 million and $142 million in the years ended December 31, 2022 and 2021, respectively, which is not included in net operating revenues. Same-hospital admissions and outpatient visits decreased by 4.5% and 4.8%, respectively, in the year ended December 31, 2022 compared to 2021, primarily due to the factors described above.

The following table presents our consolidated net accounts receivable by payer:

		December 31,		
		2022		2021
Medicare	$	166	$	155
Medicaid		44		47
Net cost report settlements receivable and valuation allowances		48		33
Managed care		1,661		1,602
Self-pay uninsured		35		21
Self-pay balance after insurance		92		70
Estimated future recoveries		149		137
Other payers		315		331
Total Hospital Operations		2,510		2,396
Ambulatory Care		433		374
Accounts receivable, net	$	**2,943**	$	**2,770**

The collection of accounts receivable is a key area of focus for our business. At December 31, 2022, our Hospital Operations segment collection rate on self-pay accounts was approximately 29.5%. Our self-pay collection rate includes payments made by patients, including co-pays, co-insurance amounts and deductibles paid by patients with insurance. Based on our accounts receivable from uninsured patients and co-pays, co-insurance amounts and deductibles owed to us by patients with insurance at December 31, 2022, a 10% decrease or increase in our self-pay collection rate, or approximately 3.0%, which we believe could be a reasonably likely change, would result in an unfavorable or favorable adjustment to patient accounts receivable of approximately $11 million. There are various factors that can impact collection trends, such as changes in the economy and inflation, which in turn have an impact on unemployment rates and the number of uninsured and underinsured patients, the volume of patients through our emergency departments, the increased burden of co-pays and deductibles to be made by patients with insurance, and business practices related to collection efforts. These factors, many of which have been affected by the pandemic, continuously change and can have an impact on collection trends and our estimation process.

We also typically experience ongoing managed care payment delays and disputes; however, we continue to work with these payers to obtain adequate and timely reimbursement for our services. Our estimated Hospital Operations segment collection rate from managed care payers was approximately 95.7% at December 31, 2022.

We manage our implicit price concessions using hospital-specific goals and benchmarks such as (1) total cash collections, (2) point-of-service cash collections, (3) AR Days and (4) accounts receivable by aging category. The following tables present the approximate aging by payer of our net accounts receivable from the continuing operations of our Hospital Operations segment of $2.462 billion and $2.363 billion at December 31, 2022 and 2021, respectively, excluding cost report settlements receivable and valuation allowances of $48 million and $33 million, respectively, at December 31, 2022 and 2021:

	Medicare	Medicaid	Managed Care	Indemnity, Self-Pay and Other	Total
At December 31, 2022:					
0-60 days	90 %	34 %	56 %	22 %	50 %
61-120 days	5 %	28 %	16 %	15 %	15 %
121-180 days	2 %	16 %	9 %	7 %	9 %
Over 180 days	3 %	22 %	19 %	56 %	26 %
Total	**100 %**	**100 %**	**100 %**	**100 %**	**100 %**
At December 31, 2021:					
0-60 days	93 %	35 %	57 %	22 %	52 %
61-120 days	4 %	31 %	18 %	14 %	16 %
121-180 days	1 %	14 %	10 %	9 %	9 %
Over 180 days	2 %	20 %	15 %	55 %	23 %
Total	**100 %**	**100 %**	**100 %**	**100 %**	**100 %**

Conifer continues to implement revenue cycle initiatives intended to improve our cash flow. These initiatives are focused on standardizing and improving patient access processes, including pre-registration, registration, verification of eligibility and benefits, liability identification and collections at point-of-service, and financial counseling. These initiatives are intended to reduce denials, improve service levels to patients and increase the quality of accounts that end up in accounts receivable. Although we continue to focus on improving our methodology for evaluating the collectability of our accounts receivable, we may incur future charges if there are unfavorable changes in the trends affecting the net realizable value of our accounts receivable.

Patient advocates from Conifer's Eligibility and Enrollment Services program ("EES") screen patients in the hospital to determine whether those patients meet eligibility requirements for financial assistance programs. They also expedite the process of applying for these government programs. Receivables from patients who are potentially eligible for Medicaid are classified as Medicaid pending, under the EES, net of appropriate implicit price concessions. Based on recent trends, approximately 97% of all accounts in the EES are ultimately approved for benefits under a government program, such as Medicaid.

The following table presents the approximate amount of accounts receivable in the EES still awaiting determination of eligibility under a government program at December 31, 2022 and 2021 by aging category:

| | December 31, | |
	2022	2021
0-60 days	$ 79	$ 87
61-120 days	18	17
121-180 days	3	4
Over 180 days	6	7
Total	**$ 106**	**$ 115**

Salaries, Wages and Benefits

Same-hospital salaries, wages and benefits expense increased $55 million, or 0.8%, in the year ended December 31, 2022 compared to 2021. This increase was primarily attributable to higher contract labor and premium pay costs due to the pandemic, and annual merit increases for certain of our employees, all of which were partially offset by lower incentive compensation and employee benefit costs, as well as our continued focus on cost-efficiency measures. Same-hospital salaries, wages and benefits expense as a percentage of net operating revenues increased by 140 basis points to 50.3% in the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was primarily due to the impact of higher contract labor and premium pay costs, decreased patient volumes, and the Cybersecurity Incident on our patient revenues during the 2022 period. Salaries, wages and benefits expense for the years ended December 31, 2022 and 2021 included stock-based compensation expense of $43 million and $41 million, respectively.

Supplies

Same-hospital supplies expense decreased $147 million, or 5.8%, in the year ended December 31, 2022 compared to 2021. The decrease was primarily attributable to lower overall patient volumes, reduced COVID-related volumes and acuity, and our cost-efficiency measures, partially offset by the increased cost of certain supplies as a result of the COVID-19 pandemic, the impact of general market conditions and inflation. Same-hospital supplies expense as a percentage of net operating revenues decreased by 60 basis points to 16.5% in the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to the factors described above.

The pandemic created supply-chain disruptions, including shortages and delays, as well as significant price increases in medical supplies. During the year ended December 31, 2022, general market conditions and inflation also increased the cost of medical supplies. We strive to control supplies expense through product standardization, consistent contract terms and end-to-end contract management, improved utilization, bulk purchases, focused spending with a smaller number of vendors and operational improvements. The items of current cost-reduction focus include cardiac stents and pacemakers, orthopedics, implants and high-cost pharmaceuticals.

Other Operating Expenses, Net

Same-hospital other operating expenses decreased by $136 million, or 4.0%, in the year ended December 31, 2022 compared to 2021. Same-hospital other operating expenses as a percentage of net operating revenues decreased by 50 basis points to 22.4% in the year ended December 31, 2022 compared to 22.9% in the year ended December 31, 2021, primarily due to the net gains from the sale of assets noted below. The changes in other operating expenses included:

- an increase in gains from the sale of assets of $102 million, which were classified as a reduction of other operating expenses, net; and

- decreased malpractice expense of $51 million.

For the years ended December 31, 2022 and 2021, other operating expenses for our Hospital Operations segment included $273 million and $280 million, respectively, of rent expense.

Ambulatory Care Segment

Our Ambulatory Care segment is comprised of USPI's ASCs and surgical hospitals. USPI operates its surgical facilities in partnership with local physicians and, in many of these facilities, a health system partner. We hold an ownership interest in each facility, with each being operated through a separate legal entity in most cases. USPI operates facilities on a day-to-day basis through management services contracts. Our sources of earnings from each facility consist of:

- management and administrative services revenues from the facilities USPI operates through management services contracts, computed as a percentage of each facility's net revenues; and

- our share of each facility's net income (loss), which is computed by multiplying the facility's net income (loss) times the percentage of each facility's equity interests owned by USPI.

Our role as an owner and day-to-day manager provides us with significant influence over the operations of each facility. For many of the facilities our Ambulatory Care segment holds an ownership interest in (158 of 466 facilities at December 31, 2022), this influence does not represent control of the facility, so we account for our investment in the facility under the equity method for an unconsolidated affiliate. USPI controls 308 of the facilities our Ambulatory Care segment operates, and we account for these investments as consolidated subsidiaries. Our net earnings from a facility are the same under either method, but the classification of those earnings differs. For consolidated subsidiaries, our financial statements reflect 100% of the revenues and expenses of the subsidiaries, after the elimination of intercompany amounts. The net profit attributable to owners other than USPI is classified within net income available (loss attributable) to noncontrolling interests.

For unconsolidated affiliates, our statements of operations reflect our earnings in two line items:

- *equity in earnings of unconsolidated affiliates*—our share of the net income (loss) of each facility, which is based on the facility's net income (loss) and the percentage of the facility's outstanding equity interests owned by USPI; and

- *management and administrative services revenues, which is included in our net operating revenues*—income we earn in exchange for managing the day-to-day operations of each facility, usually quantified as a percentage of each facility's net revenues.

Our Ambulatory Care segment operating income is driven by the performance of all facilities USPI operates and by USPI's ownership interests in those facilities, but our individual revenue and expense line items contain only consolidated businesses, which represent 66% of those facilities. This translates to trends in consolidated operating income that often do not correspond with changes in consolidated revenues and expenses, which is why we disclose certain statistical and financial data on a pro forma systemwide basis that includes both consolidated and unconsolidated (equity method) facilities.

Our unconsolidated facilities received cash payments from the PRF during 2021, and we recognized grant income of $14 million from these funds; this income is included in equity in earnings of unconsolidated affiliates in the accompanying Consolidated Statement of Operations for the year ended December 31, 2021. No additional grant income was recognized from our unconsolidated facilities during the year ended December 31, 2022.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

The following table presents selected revenue and expense information for our Ambulatory Care segment:

	Years Ended December 31,			Increase (Decrease)
	2022		**2021**	
Net operating revenues	$	3,248	$	2,718	19.5 %
Grant income	$	4	$	49	(91.8)%
Equity in earnings of unconsolidated affiliates	$	206	$	193	6.7 %
Salaries, wages and benefits	$	822	$	690	19.1 %
Supplies	$	871	$	684	27.3 %
Other operating expenses, net	$	438	$	389	12.6 %

Revenues

Our Ambulatory Care net operating revenues increased by $530 million, or 19.5%, during the year ended December 31, 2022 compared to 2021. The change was driven by an increase from acquisitions of $453 million, as well as an increase in same-facility net operating revenues of $146 million, which was attributable to the impact of improved case volumes, incremental revenue from new service lines and negotiated commercial rate increases. These impacts were partially offset by lower revenues of $69 million due primarily to the sale of USPI's urgent care centers and the transfer of imaging centers to the Hospital Operations segment, both in April 2021. Our Ambulatory Care segment also recognized grant income from federal grants totaling $4 million and $49 million during the years ended December 31, 2022 and 2021, respectively, which is not included in net operating revenues.

Salaries, Wages and Benefits

Salaries, wages and benefits expense increased by $132 million, or 19.1%, during the year ended December 31, 2022 compared to 2021. Salaries, wages and benefits expense was impacted by an increase from acquisitions of $121 million and an increase in same-facility salaries, wages and benefits expense of $41 million due primarily to higher surgical case volumes. These increases were partially offset by a decrease of $30 million due primarily to the sale of USPI's urgent care centers and the transfer of imaging centers to the Hospital Operations segment. Salaries, wages and benefits expense as a percentage of net operating revenues decreased 10 basis points during the year ended December 31, 2022 compared to 2021 and included stock-based compensation expense of $11 million and $13 million, respectively.

Supplies

Supplies expense increased by $187 million, or 27.3%, during the year ended December 31, 2022 compared to 2021. The change was driven by an increase from acquisitions of $161 million, as well as an increase in same-facility supplies expense of $32 million due primarily to an increase in surgical cases at our consolidated centers and higher pricing of certain supplies as a result of the pandemic, the impact of general market conditions and inflation. Supplies expense as a percentage of net operating revenues increased 160 basis points from 25.2% in the year ended December 31, 2021 to 26.8% in the year ended December 31, 2022. This change was driven by an increase in higher-acuity, supply-intensive surgeries and higher pricing of certain supplies.

Other Operating Expenses, Net

Other operating expenses increased by $49 million, or 12.6%, during the year ended December 31, 2022 compared to 2021. The change was primarily driven by an increase from acquisitions of $61 million, partially offset by a decrease of $18 million due primarily to the sale of USPI's urgent care centers and the transfer of imaging centers to the Hospital Operations segment. Other operating expenses, net as a percentage of net operating revenues decreased from 14.3% during the year ended December 31, 2021 to 13.5% for 2022. Other operating expenses for our Ambulatory Care segment included $115 million and $100 million of rent expense for the years ended December 31, 2022 and 2021, respectively.

Facility Growth

The following table summarizes the year-over-year changes in our same-facility revenue and cases on a pro forma systemwide basis, which includes both consolidated and unconsolidated (equity method) facilities. While we do not record the revenues of unconsolidated facilities, we believe this information is important in understanding the financial performance of our Ambulatory Care segment because these revenues are the basis for calculating our management services revenues and, together with the expenses of our unconsolidated facilities, are the basis for our equity in earnings of unconsolidated affiliates.

	Year Ended December 31, 2022
Net revenues	4.6%
Cases	2.0%
Net revenue per case	2.5%

Joint Ventures with Health System Partners

USPI's business model is to jointly own its facilities with local physicians and, in many of these facilities, a health system partner. Accordingly, as of December 31, 2022, the majority of facilities in our Ambulatory Care segment were operated in this model.

The table below summarizes the amounts we paid to acquire various ownership interests in ambulatory care facilities:

| | Years Ended December 31, | | Increase (Decrease) |
	2022	2021	
Controlling interests	$ 234	$ 1,219	$ (985)
Noncontrolling interests	9	79	(70)
Equity investment in unconsolidated affiliates and consolidated facilities	21	17	4
	$ 264	$ 1,315	$ (1,051)

The table below provides information about the ownership structure of the facilities operated by our Ambulatory Care segment:

	December 31, 2022
With a health system partner	208
Without a health system partner	258
Total facilities operated	**466**

The table below reflects the change in the number of facilities operated by our Ambulatory Care segment since December 31, 2021:

	Year Ended December 31, 2022
Acquisitions	37
De novo	15
Dispositions/Mergers	(9)
Total increase in number of facilities operated	**43**

During the year ended December 31, 2022, we acquired controlling interests in 30 fully operational ASCs, 16 of which are located in Maryland, four in Florida, two in each of Arizona, Colorado and Tennessee, and four located in other states. All of these facilities are jointly owned with physicians, except one that is jointly owned with a health system partner and physicians. During 2022, we also acquired noncontrolling interests in seven ASCs, three of which are located in Texas, two in Washington and one in each of California and New Jersey. In total, we paid $178 million to acquire controlling and noncontrolling interests in these facilities.

In addition, during the year ended December 31, 2022, we paid an aggregate of $65 million to acquire controlling ownership interests in 23 previously unconsolidated ASCs located in 11 geographically diverse states. Following our acquisition of a controlling interest in one of these ASCs, we contributed our ownership interest in it to a joint venture in which we have a noncontrolling ownership interest.

We also regularly engage in the purchase of equity interests with respect to our investments in unconsolidated affiliates and consolidated facilities that do not result in a change in control. These transactions are primarily the acquisitions of equity interests in ASCs and the investment of additional cash in facilities that need capital for new acquisitions, new construction or other business growth opportunities. During the year ended December 31, 2022, we invested approximately $21 million in such transactions.

Conifer Segment

The following table presents selected revenue and expense information for our Conifer segment:

| | Years Ended December 31, | | Increase (Decrease) |
	2022	2021	
Revenue cycle and other services – Tenet	$ 451	$ 482	(6.4)%
Revenue cycle and other services – other customers	$ 865	$ 785	10.2 %
Salaries, wages and benefits	$ 689	$ 677	1.8 %
Supplies	$ 4	$ 4	— %
Other operating expenses	$ 258	$ 231	11.7 %

Revenues

Our Conifer segment's operating revenues from third-party clients, which revenues are not eliminated in consolidation, increased $80 million, or 10.2%, for the year ended December 31, 2022 compared to 2021. This increase was primarily attributable to contractual rate increases and new business expansion.

Salaries, Wages and Benefits

Salaries, wages and benefits expense for Conifer increased $12 million, or 1.8%, in the year ended December 31, 2022 compared to 2021. Salaries, wages and benefits expense included stock-based compensation expense of $2 million in both 2022 and 2021.

Other Operating Expenses, Net

Other operating expenses for Conifer increased $27 million, or 11.7%, in the year ended December 31, 2022 compared to 2021. This increase was primarily due to new business expansion, higher vendor utilization and increased recruiting expenses in 2022. For both of the years ended December 31, 2022 and 2021, other operating expenses for our Conifer segment included $10 million of rent expense.

Consolidated

Impairment and Restructuring Charges, and Acquisition-Related Costs

The following table presents information about our impairment and restructuring charges, and acquisition-related costs:

	Years Ended December 31,	
	2022	**2021**
Consolidated:		
Impairment charges	$ 94	$ 8
Restructuring charges	118	57
Acquisition-related costs	14	20
Total impairment and restructuring charges, and acquisition-related costs	**$ 226**	**$ 85**
By segment:		
Hospital Operations	$ 180	$ 39
Ambulatory Care	21	27
Conifer	25	19
Total impairment and restructuring charges, and acquisition-related costs	**$ 226**	**$ 85**

Impairment charges during the year ended December 31, 2022 included $82 million for the write-down of certain buildings and medical equipment located in one of our markets to their estimated fair values. Material adverse trends in our estimates of future undiscounted cash flows of the hospitals indicated the aggregate carrying value of the hospitals' long-lived assets was not recoverable from their estimated future cash flows. We believe the most significant factors contributing to the adverse financial trends included decreased revenues and lower patient volumes due to the pandemic and competition, as well as higher labor costs as a result of the pandemic. As a result, we updated the estimate of the fair value of the hospitals' long-lived assets and compared it to the aggregate carrying value of those assets. Because the fair value estimates were lower than the aggregate carrying value of the long-lived assets, an impairment charge was recorded for the difference in the amounts. We also recorded $12 million of other impairment charges. For additional discussion, see Note 6 to the accompanying Consolidated Financial Statements. Impairment charges for the year ended December 31, 2022 were comprised of $86 million from our Hospital Operations segment, $6 million from our Ambulatory Care segment and $2 million from our Conifer segment.

Restructuring charges for the year ended December 31, 2022 consisted of $27 million of employee severance costs, $16 million related to the transition of various administrative functions to our GBC, $32 million related to contract and lease termination fees, and $43 million of other restructuring costs. Acquisition-related costs during 2022 consisted entirely of transaction costs.

Impairment charges for the year ended December 31, 2021 were comprised of $5 million from our Ambulatory Care segment, primarily related to the impairment of certain management contract intangible assets, and $3 million from our Conifer segment. Restructuring charges during the year ended December 31, 2021 consisted of $14 million of employee severance costs, $19 million related to the transition of various administrative functions to our GBC and $24 million of other restructuring costs. Acquisition-related costs during 2021 consisted entirely of transaction costs.

Our impairment tests presume stable, improving or, in some cases, declining operating results in our facilities, which are based on programs and initiatives being implemented that are designed to achieve each facility's most recent projections. If these projections are not met, or negative trends occur that impact our future outlook, future impairments of long-lived assets and goodwill may occur, and we may incur additional restructuring charges, which could be material.

Litigation and Investigation Costs

Litigation and investigation costs for the years ended December 31, 2022 and 2021 were $70 million and $116 million, respectively. The decrease of $46 million, or 39.7%, in 2022 as compared to 2021 was primarily due to higher costs associated with legal proceedings and governmental investigations during 2021. See Note 17 to the accompanying Consolidated Financial Statements for additional information.

Net Gains on Sales, Consolidation and Deconsolidation of Facilities

During the year ended December 31, 2021, we recorded net gains on sales, consolidation and deconsolidation of facilities of $445 million, primarily comprised of a gain of $406 million related to the sale of the Miami Hospitals in August 2021, a gain of $14 million related to the sale of the majority of our urgent care centers in April 2021, net gains of $22 million related to consolidation changes of certain USPI businesses due to ownership changes and net gains of $3 million related to other activity.

Interest Expense

Interest expense for the year ended December 31, 2022 was $890 million compared to $923 million for the year ended December 31, 2021.

Loss from Early Extinguishment of Debt

During the year ended December 31, 2022, we incurred aggregate losses from the early extinguishment of debt of $109 million. These losses primarily related to the redemption in full of our 7.500% senior secured first lien notes due 2025 ("2025 Senior Secured First Lien Notes") in February 2022 and open market purchases and the subsequent redemption in full of our 6.750% senior unsecured notes due 2023 (the "2023 Senior Unsecured Notes") during the six months ended June 30, 2022.

During the year ended December 31, 2021, we incurred aggregate losses from the early extinguishment of debt of $74 million. These losses related to the partial redemption of our July 2024 Senior Secured First Lien Notes in September 2021, the redemption in full of our 5.125% senior secured second lien notes due 2025 (the "2025 Senior Secured Second Lien Notes") in June 2021 and the retirement in full of our 7.000% senior unsecured notes due 2025 ("2025 Senior Unsecured Notes") in March 2021.

In both 2022 and 2021, the net losses from early extinguishment of debt primarily related to the difference between the purchase prices and the par values of the notes, as well as the write-off of associated unamortized issuance costs.

Income Tax Expense

During the year ended December 31, 2022, we recorded income tax expense of $344 million in continuing operations on pre-tax income of $1.344 billion compared to income tax expense of $411 million in continuing operations on pre-tax income of $1.888 billion during the year ended December 31, 2021.

A reconciliation between the amount of reported income tax expense and the amount computed by multiplying income from continuing operations before income taxes by the statutory federal tax rate is presented below:

| | Years Ended December 31, | |
	2022	2021
Tax expense at statutory federal rate of 21%	$ 282	$ 396
State income taxes, net of federal income tax benefit	64	77
Tax benefit attributable to noncontrolling interests	(122)	(114)
Nondeductible goodwill	1	35
Nondeductible executive compensation	10	8
Nondeductible litigation costs	—	1
Stock-based compensation tax benefit	(6)	(5)
Changes in valuation allowance	120	2
Prior-year provision to return adjustments and other changes in deferred taxes	(12)	8
Other items	7	3
Income tax expense	**$ 344**	**$ 411**

A change in the business interest expense disallowance rules took effect in 2022, resulting in a larger amount of interest disallowance compared to prior years. During the year ended December 31, 2022, the valuation allowance increased by $120 million, including an increase of $123 million due to limitations on the tax deductibility of interest expense, a decrease of $1 million due to the expiration or worthlessness of unutilized net operating loss carryovers, and a decrease of $2 million due to changes in the expected realizability of deferred tax assets. The balance in the valuation allowance as of December 31, 2022 was $177 million. During the year ended December 31, 2021, the valuation allowance increased by $2 million, including an increase of $2 million due to limitations on the tax deductibility of interest expense, a decrease of $2 million due to the expiration or worthlessness of unutilized state net operating loss carryovers, and an increase of $2 million due to changes in the expected realizability of deferred tax assets. The remaining balance in the valuation allowance at December 31, 2021 was $57 million.

Net Income Available to Noncontrolling Interests

Net income available to noncontrolling interests was $590 million for the year ended December 31, 2022 compared to $562 million for the year ended December 31, 2021. Net income available to noncontrolling interests in 2022 was comprised of $469 million related to our Ambulatory Care segment, $77 million related to our Conifer segment and $44 million related to our Hospital Operations segment. Of the portion related to our Ambulatory Care segment, $9 million related to the minority interest Baylor held in USPI until June 30, 2022.

ADDITIONAL SUPPLEMENTAL NON-GAAP DISCLOSURES

The financial information provided throughout this report, including our Consolidated Financial Statements and the notes thereto, has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). However, we use certain non-GAAP financial measures defined below in communications with investors, analysts, rating agencies, banks and others to assist such parties in understanding the impact of various items on our financial statements, some of which are recurring or involve cash payments. We use this information in our analysis of the performance of our business, excluding items we do not consider relevant to the performance of our continuing operations. In addition, we use these measures to define certain performance targets under our compensation programs.

"Adjusted EBITDA" is a non-GAAP measure we define as net income available (loss attributable) to Tenet Healthcare Corporation common shareholders before (1) the cumulative effect of changes in accounting principle, (2) net loss attributable (income available) to noncontrolling interests, (3) income (loss) from discontinued operations, net of tax, (4) income tax benefit (expense), (5) gain (loss) from early extinguishment of debt, (6) other non-operating income (expense), net, (7) interest expense, (8) litigation and investigation (costs) benefit, net of insurance recoveries, (9) net gains (losses) on sales, consolidation and deconsolidation of facilities, (10) impairment and restructuring charges and acquisition-related costs, (11) depreciation and amortization, and (12) income (loss) from divested and closed businesses (i.e., health plan businesses). Litigation and investigation costs do not include ordinary course of business malpractice and other litigation and related expense.

We believe the foregoing non-GAAP measure is useful to investors and analysts because it presents additional information about our financial performance. Investors, analysts, company management and our board of directors utilize this non-GAAP measure, in addition to GAAP measures, to track our financial and operating performance and compare that performance to peer companies, which utilize similar non-GAAP measures in their presentations. The human resources committee of our board of directors also uses certain non-GAAP measures to evaluate management's performance for the purpose of determining incentive compensation. We believe that Adjusted EBITDA is a useful measure, in part, because certain investors and analysts use both historical and projected Adjusted EBITDA, in addition to GAAP and other non-GAAP measures, as factors in determining the estimated fair value of shares of our common stock. Company management also regularly reviews the Adjusted EBITDA performance for each operating segment. We do not use Adjusted EBITDA to measure liquidity, but instead to measure operating performance. The non-GAAP Adjusted EBITDA measure we utilize may not be comparable to similarly titled measures reported by other companies. Because this measure excludes many items that are included in our financial statements, it does not provide a complete measure of our operating performance. Accordingly, investors are encouraged to use GAAP measures when evaluating our financial performance.

The following table presents the reconciliation of Adjusted EBITDA to net income available to Tenet Healthcare Corporation common shareholders (the most comparable GAAP term):

	Years Ended December 31,			
		2022		2021
Net income available to Tenet Healthcare Corporation common shareholders	$	411	$	914
Less: Net income available to noncontrolling interests		(590)		(562)
Income (loss) from discontinued operations, net of tax		1		(1)
Income from continuing operations		1,000		1,477
Income tax expense		(344)		(411)
Loss from early extinguishment of debt		(109)		(74)
Other non-operating income, net		10		14
Interest expense		(890)		(923)
Operating income		2,333		2,871
Litigation and investigation costs		(70)		(116)
Net gains on sales, consolidation and deconsolidation of facilities		1		445
Impairment and restructuring charges, and acquisition-related costs		(226)		(85)
Depreciation and amortization		(841)		(855)
Loss from divested and closed businesses		—		(1)
Adjusted EBITDA	$	3,469	$	3,483
Net operating revenues	$	19,174	$	19,485
Net income available to Tenet Healthcare Corporation common shareholders as a % of net operating revenues		2.1 %		4.7 %
Adjusted EBITDA as a % of net operating revenues (Adjusted EBITDA margin)		18.1 %		17.9 %

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2021 COMPARED TO THE YEAR ENDED DECEMBER 31, 2020

A discussion of the results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020 can be found in our Annual Report on Form 10-K for the year ended December 31, 2021.

LIQUIDITY AND CAPITAL RESOURCES

CASH REQUIREMENTS

Scheduled Contractual Obligations

Our obligations to make future cash payments under contracts are summarized in the table below, all as of December 31, 2022. Other than the repayment of long-term debt, we expect to use net cash generated from operating activities, cash on hand or borrowings under our Credit Agreement to satisfy the below obligations. Long-term debt maturities may be refinanced or repaid using net cash generated from operating activities or from the proceeds from sales of facilities.

	Total	Years Ended December 31, 2023	2024	2025	2026	2027	Later Years
				(In Millions)			
Long-term debt(1)	$ 19,318	$ 835	$ 2,179	$ 768	$ 2,807	$ 3,584	$ 9,145
Finance lease obligations(1)	325	110	80	39	14	7	75
Long-term non-cancelable operating leases	1,523	254	229	198	163	139	540
Academic teaching services	320	64	64	64	64	64	—
Defined benefit plan obligations	468	23	23	23	23	23	353
Information technology contract services	332	203	119	2	2	2	4
Purchase orders	369	369	—	—	—	—	—
Total	**$ 22,655**	**$ 1,858**	**$ 2,694**	**$ 1,094**	**$ 3,073**	**$ 3,819**	**$ 10,117**

(1) Amounts include both principal and interest.

Long-term Debt—Our Credit Agreement provides for revolving loans in an aggregate principal amount of up to $1.500 billion, subject to borrowing availability, with a $200 million subfacility for standby letters of credit. In March 2022, we amended our Credit Agreement to, among other things, (1) decrease the aggregate revolving credit commitments from the previous maximum of $1.900 billion to $1.500 billion, (2) extend the Credit Agreement's maturity date to March 2027 and (3) replace the London Interbank Offered Rate ("LIBOR") with the Term Secured Overnight Financing Rate ("SOFR") and Daily Simple SOFR (each, as defined in the Credit Agreement) as the reference interest rate. At December 31, 2022, we had no cash borrowings outstanding under the Credit Agreement and less than $1 million of standby letters of credit outstanding.

At December 31, 2022, we had outstanding senior unsecured and senior secured notes ("Senior Notes") with an aggregate principal balance of $14.757 billion. The Senior Notes generally require semi-annual interest payments and have maturity dates ranging from 2024 through 2031. Any outstanding principal and accrued but unpaid interest is due upon maturity.

We consummated the following transactions affecting our Senior Notes in the year ended December 31, 2022:

- During the three months ended December 31, 2022, we paid $13 million from cash on hand to repurchase $14 million of the aggregate principal amount then outstanding of our July 2024 Senior Secured First Lien Notes in advance of their maturity date through multiple open-market transactions.
- Also during the three months ended December 31, 2022, we paid $11 million from cash on hand to repurchase $11 million of the aggregate principal amount then outstanding of our September 2024 Senior Secured First Lien Notes in advance of their maturity date through multiple open-market transactions.
- In June 2022, we issued $2.000 billion aggregate principal amount of our 2030 Senior Secured First Lien Notes. We pay interest on these notes semi-annually in arrears on June 15 and December 15 of each year, which payments commended on December 15, 2022. As further discussed below, we used a substantial portion of the issuance proceeds from the 2030 Senior Secured First Lien Notes, after payment of fees and expenses, to finance the redemption of our 2023 Senior Unsecured Notes.
- Through a series of open-market transactions during the six months ended June 30, 2022, we repurchased $124 million aggregate principal amount outstanding of our 2023 Senior Unsecured Notes using cash on hand. Following the issuance of our 2030 Senior Secured First Lien Notes in June 2022, we used a substantial portion of the proceeds to redeem the then-remaining $1.748 billion aggregate principal outstanding of the 2023 Senior Unsecured Notes in advance of their maturity date. In total, we paid $1.933 billion during the six months ended June 30, 2022 to retire our 2023 Senior Unsecured Notes in full and recorded aggregate losses from early extinguishment of debt of $71 million.

- In February 2022, we paid $730 million from cash on hand to redeem all $700 million aggregate principal amount outstanding of our 2025 Senior Secured First Lien Notes in advance of their maturity date. In connection with the redemption, we recorded a loss from early extinguishment of debt of $38 million in the three months ended March 31, 2022.

At December 31, 2022, using the last 12 months of Adjusted EBITDA, our ratio of total long-term debt, net of cash and cash equivalent balances, to Adjusted EBITDA was 4.1x. We anticipate this ratio will fluctuate from quarter to quarter based on earnings performance and other factors, including the use of our Credit Agreement as a source of liquidity and acquisitions that involve the assumption of long-term debt. We seek to manage this ratio and increase the efficiency of our balance sheet by following our business plan and managing our cost structure, including through possible asset divestitures, and through other changes in our capital structure. As part of our long-term objective to manage our capital structure, we continue to evaluate opportunities to retire, purchase, redeem and refinance outstanding debt subject to prevailing market conditions, our liquidity requirements, operating results, contractual restrictions and other factors. Our ability to achieve our leverage and capital structure objectives is subject to numerous risks and uncertainties, many of which are described in the Forward-Looking Statements and Risk Factors sections in Part I of this report.

Interest payments, net of capitalized interest, were $848 million, $937 million and $962 million in the years ended December 31, 2022, 2021 and 2020, respectively. For the year ending December 31, 2023, we expect annual interest payments to be approximately $835 million to $845 million.

Future maturities of our long-term debt obligations are summarized in the table above. See Note 8 to the accompanying Consolidated Financial Statements for additional information about our long-term debt obligations.

Lease Obligations—We have operating lease agreements primarily for real estate, including off-campus outpatient facilities, medical office buildings, and corporate and other administrative offices, as well as for medical office equipment. Our finance leases are primarily for medical equipment and information technology and telecommunications assets. As of December 31, 2022, we had fixed payment obligations of $1.517 billion under non-cancellable lease agreements. Future payments due in connection with our operating and finance leases, including imputed interest, are summarized in the table above. Additional information about our lease commitments is provided in Note 7 to the accompanying Consolidated Financial Statements.

Academic Teaching Services—We enter into contracts for academic teaching services with university and physician groups to support graduate medical education. These agreements contain various rights and termination provisions.

Defined Benefit Plan Obligations—We maintain three frozen, non-qualified defined benefit plans that provide supplemental retirement benefits to certain of our current and former executives. These plans are unfunded, and plan obligations are paid from our working capital. We also maintain a frozen, qualified defined benefit plan that benefits certain of our current and former employees in Detroit. See Note 10 to the accompanying Consolidated Financial Statements for additional information about our defined benefit plans.

Information Technology Contracts—We enter into various non-cancellable contracts for information technology services and licenses as a normal part of our business. These contracts generally relate to information technology infrastructure support and services, software licenses for certain operational and administrative systems, and cybersecurity-related software and services.

Purchase Orders—We had outstanding short-term purchase commitments of $369 million at December 31, 2022, which we expect to pay within 12 months.

Other Contractual Obligations

Asset Retirement Obligations—Asset retirement obligations represent the estimated costs to perform environmental remediation work, which we are legally obligated to complete, at certain of our facilities upon their retirement. This work could include asbestos abatement, the removal of underground storage tanks and other similar activities. At December 31, 2022, the undiscounted aggregate future estimated payments related to these obligations was $184 million. We are unable to predict the timing of these payments due to the uncertainty and long timeframes inherent in these obligations.

Standby Letters of Credit—Standby letters of credit are required principally by our insurers and various states to collateralize our workers' compensation programs pursuant to statutory requirements and as security to collateralize the deductible and self-insured retentions under certain of our professional and general liability insurance programs. The amount of collateral required is primarily dependent upon the level of claims activity and our creditworthiness. The insurers require the collateral in case we are unable to meet our obligations to claimants within the deductible or self-insured retention layers.

We have a letter of credit facility (as amended to date, the "LC Facility") that provides for the issuance, from time to time, of standby and documentary letters of credit in an aggregate principal amount of up to $200 million. Drawings under any letter of credit issued under the LC Facility accrue interest if not reimbursed within three business days. At December 31, 2022, we had $116 million of standby letters of credit outstanding under the LC Facility. The timing of reimbursement payments is uncertain, as we cannot foresee when, or if, a standby letter of credit will be drawn upon.

Guarantees—Our guarantees include minimum revenue guarantees, primarily related to physicians under relocation agreements and physician groups that provide services at our hospitals, as well as operating lease guarantees. At December 31, 2022, the maximum potential amount of future payments under these guarantees was $266 million, of which $168 million were recorded in the accompanying Consolidated Balance Sheet at December 31, 2022. The timing and amount of future payments under these guarantees is uncertain.

Professional and General Liability Obligations—At December 31, 2022, the current and long-term professional and general liability reserves included in our Consolidated Balance Sheet were $255 million and $790 million, respectively, and the current and long-term workers' compensation reserves included in our Consolidated Balance Sheet were $45 million and $93 million, respectively. The timing of professional and general liability payments is uncertain as such payments depend on several factors, including the nature of claims and when they are received.

Baylor Put/Call Agreement—As further discussed in Note 18 to the accompanying Consolidated Financial Statements, we had a put/call agreement (the "Baylor Put/Call Agreement") with respect to the 5% ownership interest Baylor held in USPI until June 30, 2022. The Baylor Put/Call Agreement gave Baylor the option to annually put up to one-third of its total shares in USPI (the "Baylor Shares") over a period of three years beginning in 2021. We had the right to call the difference between the number of shares Baylor put each year and the maximum number of shares it could have put.

In each of 2021 and 2022, we notified Baylor of our intention to exercise our call option to purchase 33.3% of the Baylor Shares for that year (66.6% in total). In June 2022, we entered into an agreement with Baylor (the "Share Purchase Agreement") to complete the purchase of the Baylor Shares we called in 2021 and 2022 and to accelerate the acquisition of the remaining Baylor Shares eligible to be put/called in 2023. Under the terms of the Share Purchase Agreement, we agreed to pay Baylor $406 million to buy its entire 5% voting interest in USPI. We paid $11 million upon execution of the Share Purchase Agreement and are obligated to make additional non-interest bearing monthly payments of approximately $11 million, which payments commenced in August 2022. At December 31, 2022, we had liabilities of $135 million recorded in other current liabilities and $190 million in other long-term liabilities in the accompanying Consolidated Balance Sheet for the purchase of these shares.

Investment in the SCD Centers—USPI continues to make offers in an ongoing process to acquire a portion of the equity interests in certain of the ASCs acquired from SCD in December 2021 from the physician owners for consideration of up to approximately $250 million. During the year ended December 31, 2022, we made aggregate payments of $58 million to acquire controlling interests in 18 of these ASCs. We cannot reasonably predict how many additional physician owners will accept our offers to acquire a portion of their equity, nor the timing or amount of any remaining payments.

SCD Development Agreement—In December 2021, USPI and SCD's principals entered into a joint venture and development agreement under which USPI has the exclusive option to partner with affiliates of SCD on the future development of a minimum target of 50 de novo ASCs through December 2026. The timing and amount of payments related to the development of these facilities is currently unknown.

Other than the obligations described above, we had no off-balance sheet arrangements that may have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources at December 31, 2022.

Other Cash Requirements

Capital Expenditures—Our capital expenditures primarily relate to the expansion and renovation of existing facilities (including amounts to comply with applicable laws and regulations), surgical hospital expansion focused on higher acuity services, equipment and information systems additions and replacements, introduction of new medical technologies (including robotics), design and construction of new facilities, and various other capital improvements. We continue to implement our portfolio diversification strategy into ambulatory surgery and have a baseline intention to invest $250 million annually in ambulatory business acquisitions and de novo facilities. Capital expenditures were $762 million, $658 million and $540 million in the years ended December 31, 2022, 2021 and 2020, respectively. We anticipate that our capital expenditures for continuing operations for the year ending December 31, 2023 will total approximately $625 million to $675 million, including $196 million that was accrued as a liability at December 31, 2022.

We completed the construction of and opened PMC Fort Mill to patients during the year ended December 31, 2022. This 100-bed facility includes an emergency department, multi-specialty operating rooms, an intensive care unit, and labor and delivery rooms. In addition, we broke ground in 2022 on a new healthcare campus in the Westover Hills area of San Antonio, Texas, which campus will include a hospital, ASC and medical office space. We expect construction of the Westover Hills facilities will cost approximately $230 million over the construction period.

By the beginning of 2030, all hospitals in California providing acute care services must meet standards that are intended to ensure that they remain intact and capable of continued operation following an earthquake. During 2022, we began planning for the nonstructural performance category ("NPC") seismic requirements for our hospitals in California, which we expect to complete by the end of 2023 for review by the State. This analysis will clarify the NPC work required to be completed in future years to bring our hospitals in compliance with the building requirements by the 2030 deadline, and the results of the NPC planning will inform more detailed design and cost estimates after we receive State feedback. We will also determine any additional structural category performance ("SCP") work, with required design and construction work in both categories coordinated. At this time, we are unable to reasonably estimate the amount of NPC and SCP work our hospitals will require or the potential cost to retrofit them. The additional NPC work required will not change the timing or general nature of our ongoing or currently planned NPC or SCP work on our buildings.

Income Taxes—Income tax payments, net of tax refunds, were $161 million and $92 million in the years ended December 31, 2022 and 2021, respectively. At December 31, 2022, our carryforwards available to offset future taxable income consisted of (1) federal net operating loss ("NOL") carryforwards of approximately $100 million pre-tax, $40 million of which expires in 2024 to 2037 and $60 million of which has no expiration date, (2) charitable contribution carryforwards of approximately $45 million expiring in 2025 through 2027 and (3) state NOL carryforwards of approximately $3.106 billion expiring in 2023 through 2042 for which the associated deferred tax benefit, net of valuation allowance and federal tax impact, is $42 million.

Our ability to utilize NOL carryforwards to reduce future taxable income may be limited under Section 382 of the Internal Revenue Code if certain ownership changes in our company occur during a rolling three-year period. These ownership changes include purchases of common stock under share repurchase programs, the offering of stock by us, the purchase or sale of our stock by 5% shareholders, as defined in the Treasury regulations, or the issuance or exercise of rights to acquire our stock. If such ownership changes by 5% shareholders result in aggregate increases that exceed 50 percentage points during the three-year period, then Section 382 imposes an annual limitation on the amount of our taxable income that may be offset by the NOL carryforwards or tax credit carryforwards at the time of ownership change.

Periodic examinations of our tax returns by the IRS or other taxing authorities could result in the payment of additional taxes. The IRS has completed audits of our tax returns for all tax years ended on or before December 31, 2007. All disputed issues with respect to these audits have been resolved and all related tax assessments (including interest) have been paid. Our tax returns for years ended after December 31, 2007 and USPI's tax returns for years ended after December 31, 2018 remain subject to audit by the IRS.

The Inflation Reduction Act of 2022 (the "Tax Act") was enacted in August 2022. Among other things, the Tax Act implemented a corporate alternative minimum tax ("CAMT") of 15% on book income of certain large corporations, a 1% excise tax on net stock repurchases and several tax incentives to promote clean energy. The provision pertaining to an excise tax on corporate stock repurchases imposes a nondeductible 1% excise tax on publicly traded corporations for the net value of certain stock that any such corporation repurchases. The value of the repurchases subject to the tax is reduced by the value of any stock the corporation issued during the tax year, including stock issued or provided to employees. The CAMT imposes a minimum tax on net income adjusted for certain items prescribed by the Tax Act. Both the CAMT and the excise tax provisions of the Tax Act are effective for tax years beginning after December 31, 2022. We are awaiting the publication of additional guidance related to the CAMT to fully assess its applicability and potential impact on our Consolidated Financial Statements.

SOURCES AND USES OF CASH

Our liquidity for the year ended December 31, 2022 was primarily derived from net cash provided by operating activities and cash on hand. During 2022, we also received $196 million of supplemental funds from federal and state grants provided under COVID-19 relief legislation. We had $858 million of cash and cash equivalents on hand at December 31, 2022 to fund our operations and capital expenditures, and our borrowing availability under our Credit Agreement was $1.500 billion based on our borrowing base calculation at December 31, 2022.

Our primary source of operating cash is the collection of accounts receivable. As such, our operating cash flow is impacted by levels of cash collections, as well as levels of implicit price concessions, due to shifts in payer mix and other factors. Our Credit Agreement provides additional liquidity to manage fluctuations in operating cash caused by these factors.

Net cash provided by operating activities was $1.083 billion in the year ended December 31, 2022 compared to $1.568 billion in the year ended December 31, 2021. Key factors contributing to the change between 2022 and 2021 include the following:

- $880 million of Medicare advances recouped or repaid in the year ended December 31, 2022 compared to $512 million during 2021;

- $196 million of cash received from pandemic-related grant programs in 2022 compared to $178 million received in 2021;

- Lower interest payments of $89 million in 2022;

- Higher income tax payments of $69 million in 2022;

- An increase of $61 million in payments for restructuring charges, acquisition-related costs, and litigation costs and settlements in 2022; and

- The timing of other working capital items.

Net cash used in investing activities totaled $808 million for the year ended December 31, 2022 compared to $714 million for the year ended December 31, 2021. Proceeds from the sale of facilities and other assets were $1.038 billion lower during 2022 as compared to 2021, primarily due to the sale of the majority of our urgent care centers in April 2021 and the sale of the Miami Hospitals in August 2021, and capital expenditures were $104 million higher in 2022 as compared to 2021. These amounts were substantially offset by a decrease of $986 million in cash used to purchase businesses during 2022.

In addition to the proceeds from the sales noted above, investing activity during the year ended December 31, 2021 included purchases of businesses totaling $1.220 billion, primarily related to USPI's acquisition activity. In addition, capital expenditures increased by $118 million and purchases of equity interests increased $64 million during 2021, as compared to the year ended December 31, 2020.

We used net cash of $1.781 billion and $936 million for financing activities during the years ended December 31, 2022 and 2021, respectively. Financing activity during the year ended December 31, 2022 included aggregate payments against our borrowings of $2.851 billion, the majority of which was used to retire $2.597 billion aggregate principal amount outstanding of our Senior Notes in advance of their maturity dates, and payments totaling $250 million under our stock repurchase program to reacquire nearly six million shares of our common stock. In addition, distributions to noncontrolling interest holders increased $137 million during 2022 as compared to 2021, partially due to distributions of the proceeds from the sale of several medical office buildings to minority interest holders totaling $61 million in 2022. The aforementioned payments were partially offset by the proceeds received from the issuance of our 2030 Senior Secured First Lien Notes during the year ended December 31, 2022. Financing activity during the year ended December 31, 2021 included proceeds from our issuance of $2.850 billion aggregate principal amount of Senior Notes. We used a portion of these proceeds, together with the proceeds from our sale of the Miami Hospitals and cash on hand, to redeem and retire $2.988 billion aggregate principal amount of our then-outstanding Senior Notes during 2021. Financing activity in 2021 also included the receipt of $37 million of grant funds by our Ambulatory Care segment's unconsolidated affiliates and their repayment of $104 million of Medicare advances. Additionally, we paid total distributions to noncontrolling interest holders of $423 million during the year ended December 31, 2021.

We have several structured payables arrangements that are a part of our strategy to make our procurement processes more efficient and cost effective. At December 31, 2022, we were paying approximately 6,300 vendors under these programs, with an annual charge volume of approximately $1.3 billion. We do not expect these programs to result in any significant changes to our liquidity.

We record our equity securities and our debt securities classified as available-for-sale at fair market value. The majority of our investments are valued based on quoted market prices or other observable inputs. We have no investments that we expect will be negatively affected by the current economic conditions such that they will materially impact our financial condition, results of operations or cash flows.

DEBT INSTRUMENTS, GUARANTEES AND RELATED COVENANTS

Credit Agreement—At December 31, 2022, our Credit Agreement provided for revolving loans in an aggregate principal amount of up to $1.500 billion with a $200 million subfacility for standby letters of credit. In April 2021, we amended the Credit Agreement to, among other things, extend the duration of previous amendments that raised the aggregate revolving credit commitments from $1.500 billion to $1.900 billion, subject to borrowing availability. In March 2022, we amended the revolving credit facility again to, among other things, (1) decrease the previous maximum aggregate revolving credit commitments from $1.900 billion to $1.500 billion, subject to borrowing availability, (2) extend the scheduled maturity date from September 2024 to March 2027 and (3) replace LIBOR with Term SOFR and Daily Simple SOFR (each, as defined in the Credit Agreement) as the reference interest rate. Obligations under the Credit Agreement are guaranteed by substantially all of our domestic wholly owned hospital subsidiaries and are secured by a first-priority lien on the eligible inventory and accounts receivable owned by us and the subsidiary guarantors, including receivables for Medicaid supplemental payments.

At December 31, 2022, we had no cash borrowings outstanding under the Credit Agreement, and we had less than $1 million of standby letters of credit outstanding. We were in compliance with all covenants and conditions in our Credit Agreement and, based on our eligible receivables, $1.500 billion was available for borrowing at December 31, 2022. See Note 8 to the accompanying Consolidated Financial Statements for additional information about our Credit Agreement.

Letter of Credit Facility—Our LC Facility provides for the issuance of standby and documentary letters of credit, from time to time, in an aggregate principal amount of up to $200 million and matures in September 2024. Obligations under the LC Facility are guaranteed and secured by a first-priority pledge of the capital stock and other ownership interests of certain of our wholly owned domestic hospital subsidiaries on an equal-ranking basis with our senior secured first lien notes. At December 31, 2022, $116 million of standby letters of credit were outstanding, and we were in compliance with all covenants and conditions in our LC Facility.

Senior Secured Note Issuances and Debt Refinancing Transactions—A detailed discussion of our debt transactions during the year ended December 31, 2022 is provided in the Cash Requirements subsection above. In the aggregate, we recognized a net loss from the early extinguishment of debt of $109 million in the year ended December 31, 2022 related to our retirement of certain Senior Notes prior to their scheduled maturity dates. This loss was primarily related to the difference between the purchase prices and the par values of the notes we retired, as well as the write-off of unamortized issuance costs associated with them.

LIQUIDITY

We continue to experience negative impacts of the pandemic on our business to varying degrees. Surges of COVID-19 at various points throughout 2022 caused periodic spikes in COVID admissions at our hospitals and resulted in increased case cancellations in our Ambulatory Care segment. Throughout the pandemic, we have experienced significant price increases in medical supplies, particularly for personal protective equipment, and we have encountered supply-chain disruptions, including shortages and delays. In addition, our Ambulatory Care segment has been impacted by shipment delays in construction materials and capital equipment with respect to its de novo facility development efforts, which are a key part of our portfolio expansion strategy. The pandemic also exacerbated previously existing workforce shortages – and, thereby, competition for qualified candidates – as more employees chose to retire early, leave the workforce or take travel assignments. Over the past several years, we have had to rely on higher-cost temporary and contract labor, which we compete with other healthcare providers to secure, and pay premiums above standard compensation for essential workers. We have been required, and we may in the future be required, to temporarily reduce overall operating capacity or suspend certain services at individual facilities due to staffing constraints and other COVID-19-related factors.

Broad economic factors resulting from the pandemic, including higher inflation, increased unemployment rates in certain areas where we operate and reduced consumer spending, have impacted, and are continuing to impact, our service mix, revenue mix and patient volumes. Business closings and layoffs in the areas we operate may lead to increases in the uninsured and underinsured populations and adversely affect demand for our services, as well as the ability of patients to pay for services. Any increase in the amount of or deterioration in the collectability of patient accounts receivable could adversely affect our cash flows and results of operations. If general economic conditions deteriorate or remain uncertain for an extended period of time, our liquidity and ability to repay our outstanding debt may be impacted.

We have taken, and continue to take, various actions to increase our liquidity and mitigate the impact of reductions in our patient volumes and changes in our service mix and revenue mix. These actions included the sale and redemption of various senior unsecured notes and senior secured notes, which eliminated any significant debt maturities until July 2024 and will reduce our future annual cash interest expense payments. In addition, we have continued cost-efficiency measures, as well as necessary cost reductions, to substantially offset incremental costs, including temporary staffing and premium pay, as well as higher supply costs for PPE. We have also sought to compensate for the pandemic's disruption of our patient volumes and service mix by growing our services for which demand has been more resilient, including our higher-acuity service lines. While the length of time that will be required for our hospital patient volumes and mix to return to pre-pandemic levels is unknown, especially demand for lower-acuity services, we believe demand for our higher-acuity service lines will continue to grow over time. We believe our actions, together with government relief packages, supported our ability to provide essential patient services during the initial uncertainty caused by the pandemic and continue to do so.

From time to time, we expect to engage in additional capital markets, bank credit and other financing activities depending on our needs and financing alternatives available at that time. We believe our existing debt agreements provide flexibility for future secured or unsecured borrowings.

Our cash on hand fluctuates day-to-day throughout the year based on the timing and levels of routine cash receipts and disbursements, including our book overdrafts, and required cash disbursements, such as interest payments and income tax payments. These fluctuations result in material intra-quarter net operating and investing uses of cash that have caused, and in the future may cause, us to use our Credit Agreement as a source of liquidity. We believe that existing cash and cash equivalents on hand, borrowing availability under our Credit Agreement and anticipated future cash provided by our operating activities should be adequate to meet our current cash needs. These sources of liquidity, in combination with any potential future debt incurrence, should also be adequate to finance planned capital expenditures, payments on the current portion of our long-term debt, payments to current and former joint venture partners, including those related to our Share Purchase Agreement with Baylor, and other presently known operating needs.

Long-term liquidity for debt service and other purposes will be dependent on the amount of cash provided by operating activities and, subject to favorable market and other conditions, the successful completion of future borrowings and potential refinancings. However, our cash requirements could be materially affected by the use of cash in acquisitions of businesses, repurchases of securities, the exercise of put rights or other exit options by our joint venture partners, and contractual or regulatory commitments to fund capital expenditures in, or intercompany borrowings to, businesses we own. In addition, liquidity could be adversely affected by a deterioration in our results of operations, including our ability to generate sufficient cash from operations, as well as by the various risks and uncertainties discussed in this section and the Risk Factors section in Part I of this report, including any costs associated with legal proceedings and government investigations.

We do not rely on commercial paper or other short-term financing arrangements nor do we enter into repurchase agreements or other short-term financing arrangements not otherwise reported in our balance sheet. In addition, we do not have significant exposure to floating interest rates given that all of our current long-term indebtedness has fixed rates of interest except for borrowings under our Credit Agreement.

RECENTLY ISSUED ACCOUNTING STANDARDS

See Note 24 to the accompanying Consolidated Financial Statements for a discussion of recently issued accounting standards.

CRITICAL ACCOUNTING ESTIMATES

In preparing our Consolidated Financial Statements in conformity with GAAP, we must use estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. We regularly evaluate the accounting policies and estimates we use. In general, we base the estimates on historical experience and on assumptions that we believe to be reasonable, given the particular circumstances in which we operate. Actual results may vary from those estimates.

We consider our critical accounting estimates to be those that (1) involve significant judgments and uncertainties, (2) require estimates that are more difficult for management to determine, and (3) may produce materially different outcomes under different conditions or when using different assumptions.

Our critical accounting estimates cover the following areas:

- Recognition of net operating revenues, including contractual allowances and implicit price concessions;

- Accruals for general and professional liability risks;

- Impairment of long-lived assets;

- Impairment of goodwill; and

- Accounting for income taxes.

REVENUE RECOGNITION

We report net patient service revenues at the amounts that reflect the consideration we expect to be entitled to in exchange for providing patient care. These amounts are due from patients, third-party payers (including managed care payers and government programs) and others, and they include variable consideration for retroactive revenue adjustments due to settlement of audits, reviews and investigations. Generally, we bill our patients and third-party payers several days after the services are performed or shortly after discharge. Revenues are recognized as performance obligations are satisfied.

We determine performance obligations based on the nature of the services we provide. We recognize revenues for performance obligations satisfied over time based on actual charges incurred in relation to total expected charges. We believe that this method provides a faithful depiction of the transfer of services over the term of performance obligations based on the inputs needed to satisfy the obligations. Generally, performance obligations satisfied over time relate to patients in our hospitals receiving inpatient acute care services. We measure performance obligations from admission to the point when there are no further services required for the patient, which is generally the time of discharge. We recognize revenues for performance obligations satisfied at a point in time, which generally relate to patients receiving outpatient services, when (1) services are provided, and (2) we do not believe the patient requires additional services.

We determine the transaction price based on gross charges for services provided, reduced by contractual adjustments recognized for third-party payers, discounts provided to uninsured patients in accordance with our *Compact*, and estimated implicit price concessions related primarily to uninsured patients. We determine our estimates of contractual adjustments and discounts based on contractual agreements, our discount policies and historical experience. We determine our estimate of implicit price concessions based on our historical collection experience with these classes of patients using a portfolio approach as a practical expedient to account for patient contracts as collective groups rather than individually. The financial statement effects of using this practical expedient are not materially different from an individual contract approach.

Revenues under the traditional FFS Medicare and Medicaid programs are based primarily on prospective payment systems. Retrospectively determined cost-based revenues under these programs, which were more prevalent in earlier periods, and certain other payments, such as IME, DGME, DSH and bad debt expense reimbursement, which are based on our hospitals' cost reports, are estimated using historical trends and current factors. Cost report settlements under these programs are subject to audit by Medicare and Medicaid auditors and administrative and judicial review, and it can take several years until final settlement of such matters is determined and completely resolved. Because the laws, regulations, instructions and rule interpretations governing Medicare and Medicaid reimbursement are complex and change frequently, the estimates we record could change by material amounts.

We have a system and estimation process for recording Medicare net patient service revenue and estimated cost report settlements. As a result, we record accruals to reflect the expected final settlements on our cost reports. For filed cost reports, we record the accrual based on those cost reports and subsequent activity and record a valuation allowance against those cost reports based on historical settlement trends. The accrual for periods for which a cost report is yet to be filed is recorded based on estimates of what we expect to report on the filed cost reports, and a corresponding valuation allowance is recorded as previously described. Cost reports generally must be filed within five months after the end of the annual cost reporting period. After the cost report is filed, the accrual and corresponding valuation allowance may need to be adjusted.

Revenues under managed care plans are based primarily on payment terms involving predetermined rates per diagnosis, per-diem rates, discounted FFS rates and/or other similar contractual arrangements. These revenues are also subject to review and possible audit by the payers, which can take several years before they are completely resolved. The payers are billed for patient services on an individual patient basis. An individual patient's bill is subject to adjustment on a patient-by-patient basis in the ordinary course of business by the payers following their review and adjudication of each particular bill. We estimate the discounts for contractual allowances at the individual hospital level utilizing billing data on an individual patient basis. At the end of each month, on an individual hospital basis, we estimate our expected reimbursement for patients of managed care plans based on the applicable contract terms. We believe it is reasonably likely for there to be an approximately 3% increase or decrease in the estimated contractual allowances related to managed care plans. Based on reserves at December 31, 2022, a 3% increase or decrease in the estimated contractual allowance would impact the estimated reserves by approximately $18 million. Some of the factors that can contribute to changes in the contractual allowance estimates include: (1) changes in reimbursement levels for procedures, supplies and drugs when threshold levels are triggered; (2) changes in reimbursement levels when stop-loss or outlier limits are reached; (3) changes in the admission status of a patient due to physician orders subsequent to initial diagnosis or testing; (4) final coding of in-house and discharged-not-final-billed patients that change reimbursement levels; (5) secondary benefits determined after primary insurance payments; and (6) reclassification of patients among insurance plans with different coverage and payment levels. Contractual allowance estimates are periodically reviewed for accuracy by taking into consideration known contract terms, as well as payment history. We believe our estimation and review process enables us to identify instances on a timely basis where such estimates need to be revised. We do not believe there were any adjustments to estimates of patient bills that were material to our revenues during the year ended December 31, 2022. In addition, on a corporate-wide basis, we do not record any general provision for adjustments to estimated contractual allowances for managed care plans. Managed care accounts, net of contractual allowances recorded, are further reduced to their net realizable value through implicit price concessions based on historical collection trends for these payers and other factors that affect the estimation process.

Generally, patients who are covered by third-party payers are responsible for related co-pays, co-insurance and deductibles, which vary in amount. We also provide services to uninsured patients and offer uninsured patients a discount from standard charges. We estimate the transaction price for patients with co-pays, co-insurance and deductibles and for those who are uninsured based on historical collection experience and current market conditions. Under our *Compact* and other uninsured discount programs, the discount offered to certain uninsured patients is recognized as a contractual allowance, which reduces net operating revenues at the time the self-pay accounts are recorded. The uninsured patient accounts, net of contractual allowances recorded, are further reduced to their net realizable value at the time they are recorded through implicit price concessions based on historical collection trends for self-pay accounts and other factors that affect the estimation process. There are various factors that can impact collection trends, such as: changes in the economy, which in turn have an impact on unemployment rates and the number of uninsured and underinsured patients; the volume of patients through our emergency departments; the increased burden of co-pays, co-insurance amounts and deductibles to be made by patients with insurance; and business practices related to collection efforts. These factors continuously change and can have an impact on collection trends and our estimation process. Subsequent changes to the estimate of the transaction price are generally recorded as adjustments to net patient service revenues in the period of the change.

We record implicit price concessions, primarily related to uninsured patients and patients with co-pays, co-insurance and deductibles. The implicit price concessions included in estimating the transaction price represent the difference between amounts billed to patients and the amounts we expect to collect based on our collection history with similar patients. Although outcomes vary, our policy is to attempt to collect amounts due from patients, including co-pays, co-insurance and deductibles due from patients with insurance, at the time of service while complying with all federal and state statutes and regulations, including, but not limited to, the Emergency Medical Treatment and Active Labor Act ("EMTALA"). Generally, as required by EMTALA, patients may not be denied emergency treatment due to inability to pay. Therefore, services, including the legally required medical screening examination and stabilization of the patient, are performed without delaying to obtain insurance information. In non-emergency circumstances or for elective procedures and services, it is our policy to verify insurance prior to a patient being treated; however, there are various exceptions that can occur. Such exceptions can include, for example, instances where (1) we are unable to obtain verification because the patient's insurance company was unable to be reached or contacted, (2) a determination is made that a patient may be eligible for benefits under various government programs, such as Medicaid or Victims of Crime, and it takes several days or weeks before qualification for such benefits is confirmed or denied, and (3) under physician orders we provide services to patients that require immediate treatment.

Based on our accounts receivable from uninsured patients and co-pays, co-insurance amounts and deductibles owed to us by patients with insurance at December 31, 2022, a 10% increase or decrease in our self-pay collection rate, or approximately 3%, which we believe could be a reasonably likely change, would result in a favorable or unfavorable adjustment to patient accounts receivable of approximately $11 million.

ACCRUALS FOR GENERAL AND PROFESSIONAL LIABILITY RISKS

We accrue for estimated professional and general liability claims, to the extent not covered by insurance, when they are probable and can be reasonably estimated. We maintain reserves, which are based on modeled estimates for the portion of our professional liability risks, including incurred but not reported claims, to the extent we do not have insurance coverage. Our liability consists of estimates established based upon calculations using several factors, including the number of expected claims, estimates of losses for these claims based on recent and historical settlement amounts, estimates of incurred but not reported claims based on historical experience and the timing of historical payments. We consider the number of expected claims and average cost per claim to be the most significant assumptions in estimating accruals for general and professional liabilities. Our liabilities are adjusted for new claims information in the period such information becomes known. Malpractice expense is recorded within other operating expenses in our consolidated statements of operations.

Our estimated reserves for professional and general liability claims will change significantly if future trends differ from projected trends. We believe it is reasonably likely for there to be a 500 basis point increase or decrease in our frequency or severity trend. Based on our reserves and other information at December 31, 2022, a 500 basis point increase in our frequency trend would increase the estimated reserves by $36 million, and a 500 basis point decrease in our frequency trend would decrease the estimated reserves by $27 million. A 500 basis point increase in our severity trend would increase the estimated reserves by $206 million, and a 500 basis point decrease in our severity trend would decrease the estimated reserves by $130 million. In addition, because of the complexity of the claims, the extended period of time to settle the claims and the wide range of potential outcomes, our ultimate liability for professional and general liability claims could change materially from our current estimates.

The table below shows the case reserves and incurred but not reported and loss development reserves:

| | December 31, | | | |
	2022		2021	
Case reserves	$	343	$	387
Incurred but not reported and loss development reserves		702		658
Total reserves	**$**	**1,045**	**$**	**1,045**

Several actuarial methods, including the incurred, paid loss development and Bornhuetter-Ferguson methods, are applied to our historical loss data to produce estimates of ultimate expected losses and the resulting incurred but not reported and loss development reserves. These methods use our specific historical claims data related to paid losses and loss adjustment expenses, historical and current case reserves, reported and closed claim counts, and a variety of hospital census information. These analyses are considered in our determination of our estimate of the professional liability claims, including the incurred but not reported and loss development reserve estimates. The determination of our estimates involves subjective judgment and could result in material changes to our estimates in future periods if our actual experience is materially different than our assumptions.

Malpractice claims generally take up to five years to settle from the time of the initial reporting of the occurrence to the settlement payment. Accordingly, the percentage of reserves at December 31, 2022 and 2021 representing unsettled claims was approximately 95% and 98%, respectively.

The following table, which includes both our continuing and discontinued operations, presents the amount of our accruals for professional and general liability claims and the corresponding activity therein:

	Years Ended December 31,	
	2022	2021
Accrual for professional and general liability claims, beginning of the year	$ 1,045	$ 978
Less losses recoverable from re-insurance and excess insurance carriers	(38)	(50)
Expense related to(1):		
Current year	173	200
Prior years	74	131
Total incurred loss and loss expense	247	331
Paid claims and expenses related to:		
Current year	(7)	(13)
Prior years	(249)	(239)
Total paid claims and expenses	(256)	(252)
Plus losses recoverable from re-insurance and excess insurance carriers	47	38
Accrual for professional and general liability claims, end of year	**$ 1,045**	**$ 1,045**

(1) Total malpractice expense for continuing operations, including premiums for insured coverage and recoveries from third parties, was $276 million and $355 million in the years ended December 31, 2022 and 2021, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

We evaluate our long-lived assets for possible impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable from estimated future undiscounted cash flows. If the estimated future undiscounted cash flows are less than the carrying value of the asset group, we calculate the amount of an impairment charge only if the carrying value of the asset group exceeds the fair value. For purposes of impairment testing, all asset groups are evaluated at a level below that of the reporting unit, and their carrying values do not include any allocations of goodwill. The fair values of assets are estimated based on third-party appraisals, established market values of comparable assets or internally developed estimates of future net cash flows expected to result from the use and ultimate disposition of those assets. The estimates of these future net cash flows are based on assumptions and projections we believe to be reasonable and supportable. Estimates require our subjective judgments and take into account assumptions about revenue and expense growth rates, operating margins and recoverable disposition values, based on industry and operating factors. These assumptions may vary by type of asset group and presume stable, improving or, in some cases, declining results, depending on their circumstances. If the presumed level of performance does not occur as expected, impairment may result.

We report long-lived assets to be disposed of at the lower of their carrying amounts or fair values less costs to sell. In such circumstances, our estimates of fair value are based on third-party appraisals, established market prices for comparable assets or internally developed estimates of future net cash flows.

Fair value estimates can change by material amounts in subsequent periods. Many factors and assumptions can impact the estimates, including the following risks:

- future financial results, which can be impacted by volumes of insured patients and declines in commercial managed care patients, terms of managed care payer arrangements, our ability to collect amounts due from uninsured and managed care payers, loss of volumes as a result of competition, physician recruitment and retention, and our ability to manage costs such as labor costs, which can be adversely impacted by labor shortages, inflationary pressure on wages and union activity;

- changes in payments from governmental healthcare programs and in government regulations, such as reductions to Medicare and Medicaid payment rates resulting from government legislation or rule-making or from budgetary challenges of states in which we operate;

- how the hospitals and ambulatory centers are operated in the future;

- the nature of the ultimate disposition of the assets; and

- macro-economic conditions such as inflation, GDP growth and unforeseen technological advancements.

During the year ended December 31, 2022, we recorded $94 million of impairment charges, of which $82 million related to the impairment of certain buildings and medical equipment located in one of our markets. Of the total impairment charges recognized for the year ended December 31, 2022, $86 million related to our Hospital Operations segment, $6 million related to our Ambulatory Care segment and $2 million related to our Conifer segment.

During the year ended December 31, 2021, we recorded $8 million of impairment charges, primarily related to the write-down of certain indefinite-lived management contracts within our Ambulatory Care segment to their estimated fair values. Of the total impairment charges recognized for the year ended December 31, 2021, $5 million related to our Ambulatory Care segment and $3 million related to our Conifer segment.

In our most recent impairment analysis as of December 31, 2022, we had two asset groups, including three and five hospitals and related operations, respectively, with carrying values of $219 million and $478 million, respectively, whose estimated undiscounted future cash flows exceeded their respective carrying value by approximately 129% and 134%, respectively. The individual estimated undiscounted future cash flows of these long-lived asset groups may not be considered to be substantially in excess of cash flows necessary to recover the respective carrying value of their long-lived assets. Future adverse trends that necessitate changes in the estimates of the undiscounted future cash flows of either asset group could result in the estimated undiscounted future cash flows being less than the respective carrying value of the long-lived assets, which would require a fair value assessment of the affected asset group, and if the fair value amount is less than the carrying value of the asset group's long-lived assets, material impairment charges could result.

IMPAIRMENT OF GOODWILL

Goodwill represents the excess of purchase price over the net estimated fair value of identifiable assets acquired and liabilities assumed in a business combination. Goodwill is determined to have an indefinite useful life and is not amortized, but is instead subject to impairment tests performed at least annually, or when events occur that would more likely than not reduce the fair value of the reporting unit below its carrying amount. For goodwill, we assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Further testing is required only if we determine, based on the qualitative assessment, that it is more likely than not that a reporting unit's fair value is less than its carrying value. Otherwise, no further impairment testing is required. If we determine the carrying value of goodwill is impaired, or if the carrying value of a business that is to be sold or otherwise disposed of exceeds its fair value, we reduce the carrying value, including any allocated goodwill, to fair value, with any impairment not to exceed the carrying amount of goodwill. Any impairment would be recognized as a charge to income from operations and a reduction in the carrying value of goodwill.

At December 31, 2022, our business included three reportable segments – Hospital Operations, Ambulatory Care and Conifer. Our reportable segments are reporting units used to perform our goodwill impairment analysis, and goodwill is accordingly assigned to these reporting segments. We completed our annual impairment tests for goodwill as of October 1, 2022.

The allocated goodwill balances related to our Hospital Operations, Ambulatory Care and Conifer segments were $2.806 billion, $6.712 billion and $605 million, respectively, at December 31, 2022. We performed a separate qualitative analysis for our reporting units and, in each case, concluded it was more likely than not that the fair value of each reporting unit exceeded its respective carrying value. Factors considered in these analyses included recent and estimated future operating trends derived from macro-economic conditions, industry conditions and other factors specific to each reporting segment.

ACCOUNTING FOR INCOME TAXES

We account for income taxes using the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Income tax receivables and liabilities and deferred tax assets and liabilities are recognized based on the amounts that more likely than not will be sustained upon ultimate settlement with taxing authorities.

Developing our provision for income taxes and analysis of uncertain tax positions requires significant judgment and knowledge of federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets.

We assess the realization of our deferred tax assets to determine whether an income tax valuation allowance is required. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, we determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The main factors that we consider include:

- Cumulative profits/losses in recent years, adjusted for certain nonrecurring items;

- Income/losses expected in future years;

- Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels;

- The availability, or lack thereof, of taxable income in prior carryback periods that would limit realization of tax benefits; and

- The carryforward period associated with the deferred tax assets and liabilities.

During the year ended December 31, 2022, the valuation allowance increased by $120 million, including an increase of $123 million due to limitations on the tax deductibility of interest expense, a decrease of $1 million due to the expiration or worthlessness of unutilized net operating loss carryovers, and a decrease of $2 million due to changes in the expected realizability of deferred tax assets. The balance in the valuation allowance as of December 31, 2022 was $177 million. During the year ended December 31, 2021, the valuation allowance increased by $2 million, including an increase of $2 million due to limitations on the tax deductibility of interest expense, a decrease of $2 million due to the expiration or worthlessness of unutilized state net operating loss carryovers, and an increase of $2 million due to changes in the expected realizability of deferred tax assets. The remaining balance in the valuation allowance at December 31, 2021 was $57 million. Deferred tax assets relating to interest expense limitations under Internal Revenue Code Section 163(j) have a full valuation allowance because the interest expense carryovers are not expected to be utilized in the foreseeable future.

We consider many factors when evaluating our uncertain tax positions, and such judgments are subject to periodic review. Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied.

While we believe we have adequately provided for our income tax receivables or liabilities and our deferred tax assets or liabilities, adverse determinations by taxing authorities or changes in tax laws and regulations could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following table presents information about certain of our market-sensitive financial instruments at December 31, 2022. The fair values were determined based on quoted market prices for the same or similar instruments. The average effective interest rates presented are based on the rate in effect at the end of the reporting period. The effects of unamortized discounts and issue costs are excluded from the table.

| | Maturity Date, Years Ending December 31, | | | | | | | |
	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value
	(Dollars in Millions)							
Fixed-rate long-term debt	$ 145	$ 1,463	$ 77	$ 2,143	$ 3,012	$ 8,370	$15,210	$ 14,121
Average effective interest rates	5.2 %	4.7 %	6.0 %	4.9 %	5.7 %	5.4 %	5.3 %	

We have no affiliation with partnerships, trusts or other entities (sometimes referred to as "special-purpose" or "variable-interest" entities) whose purpose is to facilitate off-balance sheet financial transactions or similar arrangements by us. As a result, we have no exposure to the financing, liquidity, market or credit risks associated with such entities. We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage or prepayment features.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To Our Shareholders:

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Management assessed the effectiveness of Tenet's internal control over financial reporting as of December 31, 2022. This assessment was performed under the supervision of and with the participation of management, including the chief executive officer and chief financial officer.

In making this assessment, management used criteria based on the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the assessment using the COSO framework, management concluded that Tenet's internal control over financial reporting was effective as of December 31, 2022.

Tenet's internal control over financial reporting as of December 31, 2022 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein. Deloitte & Touche LLP has also audited Tenet's Consolidated Financial Statements as of and for the year ended December 31, 2022, and that firm's audit report on such Consolidated Financial Statements is also included herein.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

/s/ SAUMYA SUTARIA	/s/ DANIEL J. CANCELMI
Saumya Sutaria, M.D.	Daniel J. Cancelmi
Chief Executive Officer	*Executive Vice President and Chief Financial Officer*
February 17, 2023	February 17, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Tenet Healthcare Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Tenet Healthcare Corporation and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2022, of the Company and our report dated February 17, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP
Dallas, Texas
February 17, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Tenet Healthcare Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tenet Healthcare Corporation and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, other comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the consolidated financial statement schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Net Operating Revenues and Accounts Receivable - Refer to Notes 1, 3 and 15 to the financial statements

Critical Audit Matter Description

Management reports net patient service revenues and accounts receivable at the amounts that reflect the consideration to which they expect to be entitled for providing patient care. As of and for the year ended December 31, 2022, the balances for net operating revenues, of which approximately 93% is net patient service revenues, and accounts receivable were $19.174 billion and $2.943 billion, respectively. The transaction price is based on gross charges for services provided, reduced by contractual adjustments recognized for third-party payers, discounts provided to uninsured patients in accordance with the Company's Compact with Uninsured Patients, and estimated implicit price concessions related primarily to uninsured patients. The implicit price concessions are estimates developed by management based on their historical collection experience with these classes of patients using a portfolio approach.

Given the judgments necessary to estimate the implicit price concessions to determine the amount of net patient service revenues recognized and the value of accounts receivable as a result of inherent subjectivity in collection trends from changes in the economy, patient volumes, amounts to be paid by patients with insurance and other factors, auditing such estimates involved especially subjective judgments.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of the implicit price concessions used to determine the value of net patient service revenues and accounts receivable included the following, among others:

- We tested the effectiveness of controls over net patient service revenues and the valuation of accounts receivable, including those over the historical collections data and management's analysis of their historical collection experience and judgments applied to develop their assumptions for implicit price concessions.

- We evaluated the methods and assumptions used by management to estimate the implicit price concessions by:

  - Testing the underlying data that served as the basis for the implicit price concession rates developed by management, including the historical collections data within the classes of patients, to evaluate whether the inputs to management's estimate were reasonable.

  - Comparing management's prior-year expectation to actual amounts recorded during the current year.

- We developed an independent estimate using historical collection data for each class of patients. We then compared the result to the implicit price concession estimate developed by management to evaluate the reasonableness of accounts receivable and revenues.

Professional and General Liability Reserves- Refer to Notes 1 and 16 to the financial statements

Critical Audit Matter Description

Management records an accrual for the portion of their professional and general liability risks, including incurred but not reported claims, for which they are self-insured and that are probable and can be reasonably estimated. As of December 31, 2022, the accrual for professional and general liability reserves was $1.045 billion. This accrual is estimated based on internal and third-party modeled estimates of projected payments using case-specific facts and circumstances and the Company's historical claim loss reporting, claim development and settlement patterns, reported and closed claim counts, and a variety of hospital census information.

Given the subjectivity of estimating the projected liability of reported and unreported claims, auditing the professional and general liability reserves involved especially subjective judgments.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the professional and general liability reserves included the following, among others:

- We tested the effectiveness of controls related to the professional and general liability reserves, including those over the estimation of the projected liability of reported and unreported claims.

- We evaluated the data used by management to estimate the professional and general liability reserves by:

  - Testing the underlying data that served as the basis for the internal and third-party actuarial analyses, including historical claims, to evaluate that the inputs to the actuarial estimates were reasonable.

  - Comparing management's prior-year recorded balance to actual losses incurred during the current year.

- With the assistance of our internal actuarial specialists, we developed an independent range of estimates of the professional and general liability reserves, using loss data, historical and industry claim development factors, among other factors, to derive a range of projections of ultimate losses, and compared our estimates to management's estimates.

/s/ DELOITTE & TOUCHE LLP
Dallas, Texas
February 17, 2023

We have served as the Company's auditor since 2007.

CONSOLIDATED BALANCE SHEETS
Dollars in Millions

	December 31, 2022	December 31, 2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 858	$ 2,364
Accounts receivable	2,943	2,770
Inventories of supplies, at cost	405	384
Other current assets	1,775	1,557
Total current assets	**5,981**	**7,075**
Investments and other assets	3,147	3,254
Deferred income taxes	19	65
Property and equipment, at cost, less accumulated depreciation and amortization ($6,201 at December 31, 2022 and $5,960 at December 31, 2021)	6,462	6,427
Goodwill	10,123	9,261
Other intangible assets, at cost, less accumulated amortization ($1,428 at December 31, 2022 and $1,374 at December 31, 2021)	1,424	1,497
Total assets	**$ 27,156**	**$ 27,579**
LIABILITIES AND EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 145	$ 135
Accounts payable	1,504	1,300
Accrued compensation and benefits	778	896
Professional and general liability reserves	255	254
Accrued interest payable	213	203
Contract liabilities	110	959
Other current liabilities	1,471	1,362
Total current liabilities	**4,476**	**5,109**
Long-term debt, net of current portion	14,934	15,511
Professional and general liability reserves	790	791
Defined benefit plan obligations	331	421
Deferred income taxes	217	36
Contract liabilities – long-term	13	15
Other long-term liabilities	1,787	1,439
Total liabilities	**22,548**	**23,322**
Commitments and contingencies		
Redeemable noncontrolling interests in equity of consolidated subsidiaries	2,149	2,203
Equity:		
Shareholders' equity:		
Common stock, $0.05 par value; authorized 262,500,000 shares; 156,462,456 shares issued at December 31, 2022 and 155,520,691 shares issued at December 31, 2021	8	8
Additional paid-in capital	4,778	4,877
Accumulated other comprehensive loss	(181)	(233)
Accumulated deficit	(803)	(1,214)
Common stock in treasury, at cost, 54,215,871 shares at December 31, 2022 and 48,331,649 shares at December 31, 2021	(2,660)	(2,410)
Total shareholders' equity	**1,142**	**1,028**
Noncontrolling interests	**1,317**	**1,026**
Total equity	**2,459**	**2,054**
Total liabilities and equity	**$ 27,156**	**$ 27,579**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Dollars in Millions, Except Per-Share Amounts

	Years Ended December 31,		
	2022	2021	2020
Net operating revenues	$ 19,174	$ 19,485	$ 17,640
Grant income	194	191	882
Equity in earnings of unconsolidated affiliates	216	218	169
Operating expenses:			
Salaries, wages and benefits	8,844	8,878	8,418
Supplies	3,273	3,328	2,982
Other operating expenses, net	3,998	4,206	4,125
Depreciation and amortization	841	855	857
Impairment and restructuring charges, and acquisition-related costs	226	85	290
Litigation and investigation costs	70	116	44
Net gains on sales, consolidation and deconsolidation of facilities	(1)	(445)	(14)
Operating income	2,333	2,871	1,989
Interest expense	(890)	(923)	(1,003)
Other non-operating income, net	10	14	1
Loss from early extinguishment of debt	(109)	(74)	(316)
Income from continuing operations, before income taxes	1,344	1,888	671
Income tax benefit (expense)	(344)	(411)	97
Income from continuing operations, before discontinued operations	1,000	1,477	768
Discontinued operations:			
Income (loss) from operations	1	(1)	—
Income (loss) from discontinued operations	1	(1)	—
Net income	1,001	1,476	768
Less: Net income available to noncontrolling interests	590	562	369
Net income available to Tenet Healthcare Corporation common shareholders	$ 411	$ 914	$ 399
Amounts available to Tenet Healthcare Corporation common shareholders			
Income from continuing operations, net of tax	$ 410	$ 915	$ 399
Income (loss) from discontinued operations, net of tax	1	(1)	—
Net income available to Tenet Healthcare Corporation common shareholders	$ 411	$ 914	$ 399
Earnings (loss) per share available (attributable) to Tenet Healthcare Corporation common shareholders:			
Basic			
Continuing operations	$ 3.83	$ 8.56	$ 3.80
Discontinued operations	0.01	(0.01)	—
	$ 3.84	$ 8.55	$ 3.80
Diluted			
Continuing operations	$ 3.78	$ 8.43	$ 3.75
Discontinued operations	0.01	(0.01)	—
	$ 3.79	$ 8.42	$ 3.75
Weighted average shares and dilutive securities outstanding (in thousands):			
Basic	106,929	106,833	105,010
Diluted	110,516	108,571	106,263

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)
Dollars in Millions

	Years Ended December 31,					
	2022		**2021**		**2020**	
Net income	$	1,001	$	1,476	$	768
Other comprehensive income (loss):						
Adjustments for defined benefit plans		63		50		(41)
Amortization of net actuarial loss included in other non-operating income, net		9		11		9
Unrealized gain (loss) on debt securities held as available-for-sale		(4)		—		1
Foreign currency translation adjustments and other		1		1		—
Other comprehensive income (loss) before income taxes		**69**		**62**		**(31)**
Income tax benefit (expense) related to items of other comprehensive income (loss)		(17)		(14)		7
Total other comprehensive income (loss), net of tax		**52**		**48**		**(24)**
Comprehensive net income		**1,053**		**1,524**		**744**
Less: Comprehensive income to noncontrolling interests		**590**		**562**		**369**
Comprehensive income available to Tenet Healthcare Corporation common shareholders	$	**463**	$	**962**	$	**375**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Dollars in Millions, Share Amounts in Thousands

| | Tenet Healthcare Corporation Shareholders' Equity | | | | | | | |
| | Common Stock | | Additional Paid-in Capital | Accumulated Other Comprehensive Loss | Accumulated Deficit | Treasury Stock | Noncontrolling Interests | Total Equity |
	Shares Outstanding	Issued Par Amount						
Balances at December 31, 2019	**104,197**	**$ 7**	**$ 4,760**	**$ (257)**	**$ (2,513)**	**$ (2,414)**	**$ 854**	**$ 437**
Net income	—	—	—	—	399	—	183	582
Distributions paid to noncontrolling interests	—	—	—	—	—	—	(152)	(152)
Other comprehensive loss	—	—	—	(24)	—	—	—	(24)
Accretion of redeemable noncontrolling interests	—	—	(4)	—	—	—	—	(4)
Purchases of businesses and noncontrolling interests, net	—	—	27	—	—	—	24	51
Cumulative effect of accounting change	—	—	—	—	(14)	—	—	(14)
Stock-based compensation expense, tax benefit and issuance of common stock	1,873	—	61	—	—	—	—	61
Balances at December 31, 2020	**106,070**	**7**	**4,844**	**(281)**	**(2,128)**	**(2,414)**	**909**	**937**
Net income	—	—	—	—	914	—	226	1,140
Distributions paid to noncontrolling interests	—	—	—	—	—	—	(206)	(206)
Other comprehensive income	—	—	—	48	—	—	—	48
Accretion of redeemable noncontrolling interests	—	—	(11)	—	—	—	—	(11)
Purchases of businesses and noncontrolling interests, net	—	—	—	—	—	—	97	97
Stock-based compensation expense, tax benefit and issuance of common stock	1,119	1	44	—	—	4	—	49
Balances at December 31, 2021	**107,189**	**8**	**4,877**	**(233)**	**(1,214)**	**(2,410)**	**1,026**	**2,054**
Net income	—	—	—	—	411	—	242	653
Distributions paid to noncontrolling interests	—	—	—	—	—	—	(229)	(229)
Other comprehensive income	—	—	—	52	—	—	—	52
Accretion of redeemable noncontrolling interests	—	—	(104)	—	—	—	—	(104)
Purchases (sales) of businesses and noncontrolling interests, net	—	—	(34)	—	—	—	278	244
Repurchases of common stock	(5,889)	—	—	—	—	(250)	—	(250)
Stock-based compensation expense, tax benefit and issuance of common stock	947	—	39	—	—	—	—	39
Balances at December 31, 2022	**102,247**	**$ 8**	**$ 4,778**	**$ (181)**	**$ (803)**	**$ (2,660)**	**$ 1,317**	**$ 2,459**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Dollars in Millions

		Years Ended December 31,				
		2022		**2021**		**2020**
Net income	$	1,001	$	1,476	$	768
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		841		855		857
Deferred income tax expense (benefit)		209		250		(128)
Stock-based compensation expense		56		56		44
Impairment and restructuring charges, and acquisition-related costs		226		85		290
Litigation and investigation costs		70		116		44
Net gains on sales, consolidation and deconsolidation of facilities		(1)		(445)		(14)
Loss from early extinguishment of debt		109		74		316
Equity in earnings of unconsolidated affiliates, net of distributions received		2		(10)		(37)
Amortization of debt discount and debt issuance costs		33		33		38
Pre-tax loss (income) from discontinued operations		(1)		1		—
Net gains from the sale of investments and long-lived assets		(117)		(23)		(25)
Other items, net		13		(10)		(4)
Changes in cash from operating assets and liabilities:						
Accounts receivable		(140)		(197)		195
Inventories and other current assets		(64)		(52)		(145)
Income taxes		(26)		68		19
Accounts payable, accrued expenses, contract liabilities and other current liabilities		(898)		(584)		1,302
Other long-term liabilities		(15)		28		221
Payments for restructuring charges, acquisition-related costs, and litigation costs and settlements		(214)		(153)		(333)
Net cash used in operating activities from discontinued operations, excluding income taxes		(1)		—		(1)
Net cash provided by operating activities		1,083		1,568		3,407
Cash flows from investing activities:						
Purchases of property and equipment		(762)		(658)		(540)
Purchases of businesses or joint venture interests, net of cash acquired		(234)		(1,220)		(1,177)
Proceeds from sales of facilities and other assets		210		1,248		77
Proceeds from sales of marketable securities, long-term investments and other assets		76		31		59
Purchases of marketable securities and equity investments		(92)		(108)		(44)
Other items, net		(6)		(7)		17
Net cash used in investing activities		(808)		(714)		(1,608)
Cash flows from financing activities:						
Repayments of borrowings under credit facility		—		—		(740)
Proceeds from borrowings under credit facility		—		—		740
Repayments of other borrowings		(2,851)		(3,221)		(3,293)
Proceeds from other borrowings		2,023		2,872		3,818
Repurchases of common stock		(250)		—		—
Debt issuance costs		(24)		(31)		(48)
Distributions paid to noncontrolling interests		(560)		(423)		(287)
Proceeds from sale of noncontrolling interests		27		25		14
Purchases of noncontrolling interests		(100)		(27)		(39)
Medicare advances and grants received by unconsolidated affiliates, net of recoupment		—		(67)		187
Other items, net		(46)		(64)		33
Net cash provided by (used in) financing activities		(1,781)		(936)		385
Net increase (decrease) in cash and cash equivalents		(1,506)		(82)		2,184
Cash and cash equivalents at beginning of period		2,364		2,446		262
Cash and cash equivalents at end of period	$	858	$	2,364	$	2,446
Supplemental disclosures:						
Interest paid, net of capitalized interest	$	(848)	$	(937)	$	(962)
Income tax payments, net	$	(161)	$	(92)	$	(12)

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Tenet Healthcare Corporation (together with our subsidiaries, referred to herein as "Tenet," "we" or "us") is a diversified healthcare services company headquartered in Dallas, Texas. Our care delivery network includes our subsidiary USPI Holding Company, Inc. ("USPI"), which had indirect ownership interests in 442 ambulatory surgery centers and 24 surgical hospitals at December 31, 2022. We hold noncontrolling interests in 158 of these facilities, which are recorded using the equity method of accounting. We also operated 61 acute care and specialty hospitals, 109 other outpatient facilities, a network of employed physicians and a Global Business Center ("GBC") in Manila, Philippines at December 31, 2022. In addition, we operate Conifer Health Solutions, LLC, in which we own an interest of approximately 76%, through our Conifer Holdings, Inc. subsidiary ("Conifer").

Effective June 30, 2022, we purchased all of the shares previously held by Baylor University Medical Center ("Baylor") in USPI for $406 million, which increased our ownership interest in USPI's voting shares from 95% to 100%. See Note 18 for additional information about this transaction.

Our business consists of our Hospital Operations and other ("Hospital Operations") segment, our Ambulatory Care segment and our Conifer segment. Our Hospital Operations segment is comprised of our acute care and specialty hospitals, imaging centers, ancillary outpatient facilities, micro-hospitals and physician practices. Our Ambulatory Care segment is comprised of the operations of USPI, which holds indirect ownership interests in and manages ambulatory surgery centers and surgical hospitals. Our Conifer segment provides revenue cycle management and value-based care services to hospitals, health systems, physician practices, employers and other clients.

Basis of Presentation

Our Consolidated Financial Statements include the accounts of Tenet and its wholly owned and majority-owned subsidiaries. We eliminate intercompany accounts and transactions in consolidation, and we include the results of operations of businesses that are newly acquired in purchase transactions from their dates of acquisition. We account for significant investments in other affiliated companies using the equity method. We also utilize the equity method when we have the ability to exercise significant influence over the affiliated company, despite not holding a significant percentage of its ownership interest. Unless otherwise indicated, all financial and statistical data included in these notes to our Consolidated Financial Statements relate to our continuing operations, with dollar amounts expressed in millions (except per-share amounts).

We adopted the Financial Accounting Standards Board's ("FASB") Accounting Standards Update ("ASU") 2020-06, "Accounting for Convertible Instruments and Contracts in an Entity's Own Equity" ("ASU 2020-06"), effective as of January 1, 2022 using the modified retrospective method. Among other amendments, ASU 2020-06 changed the accounting for diluted earnings-per-share for convertible instruments and contracts that may be settled in cash or stock. ASU 2020-06 eliminated an entity's ability to rebut the presumption of share settlement for convertible instruments and contracts that can be partially or fully settled in cash at the issuer's election. Additionally, ASU 2020-06 requires that the if-converted method, which is more dilutive than the treasury stock method, be used for all convertible instruments. As a result of our adoption of ASU 2020-06, diluted weighted average shares outstanding increased by approximately three million shares and diluted earnings per share available to Tenet common shareholders decreased by $0.01 for the year ended December 31, 2022.

Effective January 1, 2020, we adopted ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), using the modified retrospective transition approach as of the period of adoption. The amendments in this ASU required a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. Upon adoption of ASU 2016-13 on January 1, 2020, we recorded a cumulative effect adjustment to increase accumulated deficit by $14 million.

Certain prior-year amounts have been reclassified to conform to the current-year presentation. Due to their increased significance, net gains from the sale of investments and long-lived assets are presented separately in the operating activities section of the accompanying Consolidated Statements of Cash Flows. In prior periods, this activity was included in other items, net within the operating activities section.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and these accompanying notes. We regularly evaluate the accounting policies and estimates we use. In general, we base the estimates on historical experience and on assumptions that we believe to be reasonable given the particular circumstances in which we operate. Although we believe all adjustments considered necessary for a fair presentation have been included, actual results may vary from those estimates. The financial and statistical information we report to other regulatory agencies may be prepared on a basis other than GAAP or using different assumptions or reporting periods and, therefore, may vary from the amounts presented herein. Although we make every effort to ensure that the information we report to those agencies is accurate, complete and consistent with applicable reporting guidelines, we cannot be responsible for the accuracy of the information they make available to the public.

COVID-19 Pandemic

The COVID-19 pandemic has impacted all three segments of our business, as well as our patients, communities and employees, to varying degrees since March 2020. Throughout this time, federal, state and local authorities have undertaken several actions designed to assist healthcare providers in providing care to COVID-19 and other patients and to mitigate the adverse economic impact of the pandemic. Among other things, federal legislation (collectively, the "COVID Acts") authorized aggregate grant payments of $178 billion to be distributed through the Public Health and Social Services Emergency Fund ("PRF") to healthcare providers who experienced lost revenues and increased expenses as a result of the COVID-19 pandemic. The COVID Acts also revised the Medicare accelerated payment program ("MAPP") and permitted employers to defer payroll Social Security tax payments in 2020. Our participation in these programs and the related accounting policies are summarized below.

Grant Income—As detailed in the table below, we received cash payments from the PRF and state and local grant programs during the years ended December 31, 2022, 2021 and 2020. Grant funds received by our Hospital Operations segment and those facilities in our Ambulatory Care segment that we consolidate are included in cash flows from operating activities in our consolidated statements of cash flows. Grant funds received by unconsolidated affiliates for which we provide cash management services ("Cash-Managed Affiliates") are included in cash flows from financing activities.

	Years Ended December 31,		
	2022	**2021**	**2020**
Grant funds received from COVID-19 relief programs:			
Included in cash flows from operating activities:			
Hospital Operations	$ 193	$ 142	$ 824
Ambulatory Care	3	36	76
	$ **196**	$ **178**	$ **900**
Included in cash flows from financing activities:			
Cash-Managed Affiliates	$ —	$ 37	$ 74

To receive distributions, providers must agree to certain terms and conditions, including, among other things, that the funds would be used for lost revenues and unreimbursed pandemic-related costs as defined by the U.S. Department of Health and Human Services ("HHS"), and that the providers will not seek collection of out-of-pocket payments from a COVID-19 patient that are greater than what the patient would have otherwise been required to pay if the care had been provided by an in-network provider. All recipients of PRF payments are required to comply with the reporting requirements described in the terms and conditions and as determined by the Secretary of HHS. PRF funds not utilized by the established deadlines, generally 12 to 18 months after receipt, will be recouped by HHS.

We recognize grant payments as income when there is reasonable assurance that we have complied with the conditions associated with the grant. The estimates we use to recognize grant income could change materially in the future based on our operating performance or fluctuations in the severity of COVID-19 outbreaks at individual locations, as well as the government's grant compliance guidance.

The table below summarizes grant income recognized by our Hospital Operations and Ambulatory Care segments, which is presented in grant income, and grant income recognized through our unconsolidated affiliates, which is presented in equity in earnings of unconsolidated affiliates, in each case in our consolidated statements of operations.

	Years Ended December 31,					
	2022		**2021**		**2020**	
Grant income recognized from COVID-19 relief programs:						
Included in grant income:						
Hospital Operations	$	190	$	142	$	823
Ambulatory Care		4		49		59
	$	**194**	**$**	**191**	**$**	**882**
Included in equity in earnings of unconsolidated affiliates:						
Unconsolidated affiliates	$	—	$	14	$	17

At December 31, 2022 and 2021, we had remaining deferred grant payment balances of $7 million and $5 million, respectively, which amounts were recorded in other current liabilities in the accompanying Consolidated Balance Sheets for those periods.

Medicare Accelerated Payment Program (MAPP)—In certain circumstances, when a healthcare facility is experiencing financial difficulty due to delays in receiving payment for the Medicare services it provided, it may be eligible for an accelerated or advance payment pursuant to the MAPP. The COVID Acts revised the MAPP to disburse payments to healthcare providers more quickly and to allow recipients to retain the advance payments for one year from the date of receipt before recoupment commenced through offsets of Medicare claims payments. Recipients were also permitted to repay the advance payments at any time. Our Hospital Operations and Ambulatory Care segments both received advance payments from the MAPP following its expansion under the COVID Acts in the year ended December 31, 2020; however, no additional advances were received during the years ended December 31, 2022 and 2021.

The table below summarizes MAPP advances received in prior periods that were repaid or recouped during the years ended December 31, 2022 and 2021. No advances were repaid or recouped during the year ended December 31, 2020. Advances to our Hospital Operations segment and those facilities in our Ambulatory Care segment that we consolidate were recouped through a reduction of their respective Medicare claims payments and, together with any repayments, are presented in cash flows from operating activities in our consolidated statements of cash flows. Advance payments to our Cash-Managed Affiliates were recouped through a reduction of those affiliates' Medicare claims payments and, together with any repayments, are presented in cash flows from financing activities.

	Years Ended December 31,			
	2022		**2021**	
MAPP advances repaid or recouped:				
Included in cash flows from operating activities:				
Hospital Operations	$	876	$	457
Ambulatory Care		4		55
	$	**880**	**$**	**512**
Included in cash flows from financing activities:				
Cash-Managed Affiliates	$	—	$	104

During the year ended December 31, 2022, all of the remaining MAPP advances we received were fully repaid or recouped, which resulted in no outstanding liability at December 31, 2022. In the accompanying Consolidated Balance Sheets, advances totaling $880 million were included in contract liabilities at December 31, 2021.

Deferral of Employment Tax Payments—The COVID Acts permitted employers to defer payment of the 6.2% employer Social Security tax beginning March 27, 2020 through December 31, 2020. Deferred tax amounts were required to be paid in equal amounts over two years beginning in December 2021. We made a payment of $128 million in December 2021 and remitted the second and final payment of $128 million in December 2022, which resulted in no outstanding liability at December 31, 2022. At December 31, 2021, deferred Social Security tax payments totaling $128 million were included in accrued compensation and benefits in the accompanying Consolidated Balance Sheets.

Translation of Foreign Currencies

We formed our GBC in the Philippines during the year ended December 31, 2019. The GBC's accounts are measured in its local currency (the Philippine peso) and then translated into U.S. dollars. All assets and liabilities denominated in foreign currency are translated using the current rate of exchange at the balance sheet date. Results of operations denominated in foreign currency are translated using the average rates prevailing throughout the period of operations. Translation gains or losses resulting from changes in exchange rates are accumulated in shareholders' equity.

Net Operating Revenues

We recognize net operating revenues in the period in which we satisfy our performance obligations under contracts by transferring services to our customers. Net operating revenues are recognized in the amounts we expect to be entitled to, which are the transaction prices allocated for the distinct services. Net operating revenues for our Hospital Operations and Ambulatory Care segments primarily consist of net patient service revenues, principally for patients covered by Medicare, Medicaid, managed care and other health plans, as well as certain uninsured patients under our *Compact with Uninsured Patients* ("*Compact*") and other uninsured discount and charity programs. Net operating revenues for our Conifer segment primarily consist of revenues from providing revenue cycle management services to health systems, individual hospitals and physician practices.

Net Patient Service Revenues—We report net patient service revenues at the amounts that reflect the consideration we expect to be entitled to in exchange for providing patient care. These amounts are due from patients, third-party payers (including managed care payers and government programs) and others, and they include variable consideration for retroactive revenue adjustments due to settlement of audits, reviews and investigations. Generally, we bill our patients and third-party payers several days after the services are performed or shortly after discharge. Revenues are recognized as performance obligations are satisfied.

We determine performance obligations based on the nature of the services we provide. We recognize revenues for performance obligations satisfied over time based on actual charges incurred in relation to total expected charges. We believe that this method provides a faithful depiction of the transfer of services over the term of performance obligations based on the inputs needed to satisfy the obligations. Generally, performance obligations satisfied over time relate to patients in our hospitals receiving inpatient acute care services. We measure performance obligations from admission to the point when there are no further services required for the patient, which is generally the time of discharge. We recognize revenues for performance obligations satisfied at a point in time, which generally relate to patients receiving outpatient services, when (1) services are provided, and (2) we do not believe the patient requires additional services.

Because our patient service performance obligations relate to contracts with a duration of less than one year, we have elected to apply the optional exemption provided in FASB Accounting Standards Codification ("ASC") 606-10-50-14(a) and, therefore, we are not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period. The unsatisfied or partially unsatisfied performance obligations referred to above are primarily related to inpatient acute care services at the end of the reporting period. The performance obligations for these contracts are generally completed when the patients are discharged, which generally occurs within days or weeks of the end of the reporting period.

We determine the transaction price based on gross charges for services provided, reduced by contractual adjustments recognized for third-party payers, discounts provided to uninsured patients in accordance with our *Compact*, and estimated implicit price concessions related primarily to uninsured patients. We determine our estimates of contractual adjustments and discounts based on contractual agreements, our discount policies and historical experience. We determine our estimate of implicit price concessions based on our historical collection experience with these classes of patients using a portfolio approach as a practical expedient to account for patient contracts as collective groups rather than individually. The financial statement effects of using this practical expedient are not materially different from an individual contract approach.

Gross charges are retail charges. They are not the same as actual pricing, and they generally do not reflect what a hospital is ultimately paid and, therefore, are not displayed in our consolidated statements of operations. Hospitals are typically paid amounts that are negotiated with insurance companies or are set by the government. Gross charges are used to calculate Medicare outlier payments and to determine certain elements of payment under managed care contracts (such as stop-loss payments). Because Medicare requires that a hospital's gross charges be the same for all patients (regardless of payer category), gross charges are what hospitals charge all patients prior to the application of discounts and allowances.

Revenues under the traditional fee-for-service ("FFS") Medicare and Medicaid programs are based primarily on prospective payment systems. Retrospectively determined cost-based revenues under these programs, which were more prevalent in earlier periods, and certain other payments, such as Indirect Medical Education, Direct Graduate Medical Education, disproportionate share hospital and bad debt expense reimbursement, which are based on our hospitals' cost reports, are estimated using historical trends and current factors. Cost report settlements under these programs are subject to audit by Medicare and Medicaid auditors and administrative and judicial review, and it can take several years until final settlement of such matters is determined and completely resolved. Because the laws, regulations, instructions and rule interpretations governing Medicare and Medicaid reimbursement are complex and change frequently, the estimates we record could change by material amounts.

We have a system and estimation process for recording Medicare net patient service revenue and estimated cost report settlements. As a result, we record accruals to reflect the expected final settlements on our cost reports. For filed cost reports, we record the accrual based on those cost reports and subsequent activity and record a valuation allowance against those cost reports based on historical settlement trends. The accrual for periods for which a cost report is yet to be filed is recorded based on estimates of what we expect to report on the filed cost reports, and a corresponding valuation allowance is recorded as previously described. Cost reports generally must be filed within five months after the end of the annual cost reporting period. After the cost report is filed, the accrual and corresponding valuation allowance may need to be adjusted.

Settlements with third-party payers for retroactive revenue adjustments due to audits, reviews or investigations are considered variable consideration and are included in the determination of the estimated transaction price for providing patient care using the most likely outcome method. These settlements are estimated based on the terms of the payment agreement with the payer, correspondence from the payer and our historical settlement activity, including an assessment to ensure that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the retroactive adjustment is subsequently resolved. Estimated settlements are adjusted in future periods as adjustments become known (that is, new information becomes available), or as years are settled or are no longer subject to such audits, reviews and investigations.

Revenues under managed care plans are based primarily on payment terms involving predetermined rates per diagnosis, per-diem rates, discounted FFS rates and/or other similar contractual arrangements. These revenues are also subject to review and possible audit by the payers, which can take several years before they are completely resolved. The payers are billed for patient services on an individual patient basis. An individual patient's bill is subject to adjustment on a patient-by-patient basis in the ordinary course of business by the payers following their review and adjudication of each particular bill. We estimate the discounts for contractual allowances at the individual hospital level utilizing billing data on an individual patient basis. At the end of each month, on an individual hospital basis, we estimate our expected reimbursement for patients of managed care plans based on the applicable contract terms. Contractual allowance estimates are periodically reviewed for accuracy by taking into consideration known contract terms, as well as payment history. We believe our estimation and review process enables us to identify instances on a timely basis where such estimates need to be revised. We do not believe there were any adjustments to estimates of patient bills that were material to our revenues during the years ended December 31, 2022, 2021 or 2020. In addition, on a corporate-wide basis, we do not record any general provision for adjustments to estimated contractual allowances for managed care plans. Managed care accounts, net of contractual allowances recorded, are further reduced to their net realizable value through implicit price concessions based on historical collection trends for these payers and other factors that affect the estimation process.

We know of no claims, disputes or unsettled matters with any payer that would materially affect our revenues for which we have not adequately provided in the accompanying Consolidated Financial Statements.

Generally, patients who are covered by third-party payers are responsible for related co-pays, co-insurance and deductibles, which vary in amount. We also provide services to uninsured patients and offer uninsured patients a discount from standard charges. We estimate the transaction price for patients with co-pays, co-insurance and deductibles and for those who are uninsured based on historical collection experience and current market conditions. Under our *Compact* and other uninsured discount programs, the discount offered to certain uninsured patients is recognized as a contractual allowance, which reduces net operating revenues at the time the self-pay accounts are recorded. The uninsured patient accounts, net of contractual allowances recorded, are further reduced to their net realizable value at the time they are recorded through implicit price concessions based on historical collection trends for self-pay accounts and other factors that affect the estimation process. There are various factors that can impact collection trends, such as: changes in the economy, which in turn have an impact on unemployment rates and the number of uninsured and underinsured patients; the volume of patients through our emergency departments; the increased burden of co-pays, co-insurance amounts and deductibles to be made by patients with insurance; and business practices related to collection efforts. These factors continuously change and can have an impact on collection trends and our estimation process. Subsequent changes to the estimate of the transaction price are generally recorded as adjustments to net patient service revenues in the period of the change.

We record implicit price concessions, primarily related to uninsured patients and patients with co-pays, co-insurance and deductibles. The implicit price concessions included in estimating the transaction price represent the difference between amounts billed to patients and the amounts we expect to collect based on our collection history with similar patients. Although outcomes vary, our policy is to attempt to collect amounts due from patients, including co-pays, co-insurance and deductibles due from patients with insurance, at the time of service while complying with all federal and state statutes and regulations, including, but not limited to, the Emergency Medical Treatment and Active Labor Act ("EMTALA"). Generally, as required by EMTALA, patients may not be denied emergency treatment due to inability to pay. Therefore, services, including the legally required medical screening examination and stabilization of the patient, are performed without delaying to obtain insurance information. In non-emergency circumstances or for elective procedures and services, it is our policy to verify insurance prior to a patient being treated; however, there are various exceptions that can occur. Such exceptions can include, for example, instances where (1) we are unable to obtain verification because the patient's insurance company was unable to be reached or contacted, (2) a determination is made that a patient may be eligible for benefits under various government programs, such as Medicaid or Victims of Crime, and it takes several days or weeks before qualification for such benefits is confirmed or denied, and (3) under physician orders we provide services to patients that require immediate treatment.

We also provide charity care to patients who are financially unable to pay for the healthcare services they receive. Most patients who qualify for charity care are charged a per-diem amount for services received, subject to a cap. Except for the per-diem amounts, our policy is not to pursue collection of amounts determined to qualify as charity care; therefore, we do not report these amounts in net operating revenues. Patient advocates from our Eligibility and Enrollment Services program screen patients in the hospital to determine whether those patients meet eligibility requirements for financial assistance programs. They also expedite the process of applying for these government programs.

Conifer Revenues—Our Conifer segment recognizes revenue from its contracts when Conifer's performance obligations are satisfied, which is generally as services are rendered. Revenue is recognized in an amount that reflects the consideration to which Conifer expects to be entitled.

At contract inception, Conifer assesses the services specified in its contracts with customers and identifies a performance obligation for each distinct contracted service. Conifer identifies the performance obligations and considers all the services provided under the contract. Conifer generally considers the following distinct services as separate performance obligations:

- revenue cycle management services;

- value-based care services;

- patient communication and engagement services;

- consulting services; and

- other client-defined projects.

Conifer's contracts generally consist of fixed-price, volume-based or contingency-based fees. Conifer's long-term contracts typically provide for Conifer to deliver recurring monthly services over a multi-year period. The contracts are typically priced such that Conifer's monthly fee to its customer represents the value obtained by the customer in the month for those services. Such multi-year service contracts may have upfront fees related to transition or integration work performed by Conifer to set up the delivery for the ongoing services. Such transition or integration work typically does not result in a separately identifiable obligation; thus, the fees and expenses related to such work are deferred and recognized over the life of the related contractual service period. For contracts in which the amortization period of the asset is one year or less, we have elected to apply the practical expedient provided by FASB ASC 340-40-25-4 and expense these costs as incurred.

Revenue for fixed-priced contracts is typically recognized at the time of billing unless evidence suggests that the revenue is earned or Conifer's obligations are fulfilled in a different pattern. Revenue for volume-based contracts is typically recognized as the services are being performed at the contractually billable rate, which is generally a percentage of collections or a percentage of client net patient revenue.

Cash and Cash Equivalents

We treat highly liquid investments with original maturities of three months or less as cash equivalents. Cash and cash equivalents were $858 million and $2.364 billion at December 31, 2022 and 2021, respectively. At December 31, 2022 and 2021, our book overdrafts were $266 million and $226 million, respectively, which were classified as accounts payable. At December 31, 2022 and 2021, $140 million and $188 million, respectively, of total cash and cash equivalents in the accompanying Consolidated Balance Sheets were intended for the operations of our insurance-related subsidiaries.

At December 31, 2022, 2021 and 2020, we had $196 million, $95 million and $93 million, respectively, of property and equipment purchases accrued for items received but not yet paid. Of these amounts, $191 million, $88 million and $85 million, respectively, were included in accounts payable.

In June 2022, we acquired all of Baylor's 5% voting ownership interest in USPI. We paid $11 million from cash on hand and recognized a liability of $377 million, the present value of the liability on the acquisition date, for the remainder of the purchase price. We recorded reductions in redeemable noncontrolling interest of $365 million for the carrying value of Baylor's ownership interest and $23 million to additional paid-in capital for the difference between the carrying value and present value of the purchase price for the shares on the acquisition date. This has been reflected as noncash financing activity in the accompanying Consolidated Statement of Cash Flows for the year ended December 31, 2022. Payments made subsequent to the transaction's close are reflected as cash activity within the financing section of our consolidated statements of cash flows. See Note 18 for additional information about this transaction.

Investments in Debt and Equity Securities

We classify investments in debt securities as either available-for-sale, held-to-maturity or as part of a trading portfolio. Our policy is to classify investments in debt securities that may be needed for cash requirements as "available-for-sale." At December 31, 2022, we had no significant investments in debt securities classified as either held-to-maturity or trading. We carry debt securities classified as available-for-sale at fair value. We report their unrealized gains and losses, net of taxes, as accumulated other comprehensive income (loss). We periodically evaluate available-for-sale securities in unrealized loss positions for credit impairment, using both qualitative and quantitative criteria. In the event a security is deemed to be impaired as the result of a credit loss, we record a loss in our consolidated statements of operations.

We carry equity securities at fair value, and we report their unrealized gains and losses in other non-operating income, net, in our consolidated statements of operations. If the equity security does not have a readily determinable fair value, the carrying value of the security is adjusted only when there is a price change that is observable from a transaction of an identical or similar investment. We include realized gains or losses in our consolidated statements of operations based on the specific identification method.

Investments in Unconsolidated Affiliates

We control 308 of the facilities within our Ambulatory Care segment and, therefore, consolidate their results. We account for many of the facilities our Ambulatory Care segment holds ownership interests in (158 of 466 at December 31, 2022), as well as additional companies in which our Hospital Operations segment holds ownership interests, under the equity method as investments in unconsolidated affiliates and report only our share of net income as equity in earnings of unconsolidated affiliates in the accompanying Consolidated Statements of Operations. In the years ended December 31, 2021 and 2020, equity in earnings of unconsolidated affiliates included $14 million and $17 million, respectively, from PRF grants recognized by our Ambulatory Care segment's unconsolidated affiliates. No additional revenue was recognized from PRF grants by unconsolidated affiliates during the year ended December 31, 2022.

Summarized financial information for equity method investees is included in the following table. For investments acquired during the reported periods, amounts below include 100% of the investee's results beginning on the date of our acquisition of the investment.

	December 31,		
	2022	**2021**	**2020**
Current assets	$ 1,142	$ 1,176	$ 1,309
Noncurrent assets	$ 1,356	$ 1,390	$ 1,262
Current liabilities	$ (479)	$ (495)	$ (516)
Noncurrent liabilities	$ (878)	$ (855)	$ (866)
Noncontrolling interests	$ (644)	$ (659)	$ (621)

	Years Ended December 31,		
	2022	**2021**	**2020**
Net operating revenues	$ 3,360	$ 3,030	$ 2,665
Net income	$ 805	$ 836	$ 702
Net income attributable to the investees	$ 453	$ 499	$ 437

Our equity method investment that contributed the most to our equity in earnings of unconsolidated affiliates during the years ended December 31, 2022, 2021 and 2020 was Texas Health Ventures Group, LLC ("THVG"), which is operated by USPI. THVG represented $89 million, $107 million and $85 million of total equity in earnings of unconsolidated affiliates of $216 million, $218 million and $169 million in the years ended December 31, 2022, 2021 and 2020, respectively.

Property and Equipment

Additions and improvements to property and equipment exceeding established minimum amounts with a useful life greater than one year are capitalized at cost. Expenditures for maintenance and repairs are charged to expense as incurred. We use the straight-line method of depreciation for buildings, building improvements and equipment. The estimated useful life for buildings and improvements is primarily 15 to 40 years, and for equipment three to 15 years. Newly constructed hospitals are usually depreciated over 50 years. Interest costs related to construction projects are capitalized. In the years ended December 31, 2022, 2021 and 2020, capitalized interest was $8 million, $4 million and $5 million, respectively.

We evaluate our long-lived assets for possible impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future undiscounted cash flows. If the estimated future undiscounted cash flows are less than the carrying value of the assets, we calculate the amount of an impairment charge only if the carrying value of the long-lived assets exceeds their fair value. The fair value of the asset is estimated based on third-party appraisals, established market values of comparable assets or internally developed estimates of future net cash flows expected to result from the use and ultimate disposition of the asset. The estimates of these future cash flows are based on assumptions and projections we believe to be reasonable and supportable. Estimates require our subjective judgments and take into account assumptions about revenue and expense growth rates, operating margins and recoverable disposition values, based on industry and operating factors. These assumptions may vary by type of asset and presume stable, improving or, in some cases, declining results, depending on their circumstances. If the presumed level of performance does not occur as expected, impairment may result.

We report long-lived assets to be disposed of at the lower of their carrying amounts or fair values less costs to sell. In such circumstances, our estimates of fair value are based on third-party appraisals, established market prices for comparable assets or internally developed estimates of future net cash flows.

Leases

We determine if an arrangement is a lease at inception of the contract. Our right-of-use assets represent our right to use the underlying assets for the lease term and our lease liabilities represent our obligation to make lease payments arising from the leases. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. We use our estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. For our Hospital Operations and Conifer segments, we estimate our incremental borrowing rates for our portfolio of leases using documented rates included in our recent equipment finance leases or, if applicable, recent secured debt issuances that correspond to various lease terms. We also give consideration to information obtained from our bankers, our secured debt fair value and publicly available data for instruments with similar characteristics. For our Ambulatory Care segment, we estimate an incremental borrowing rate for each center by utilizing historical and projected financial data, estimating a hypothetical credit rating using publicly available market data and adjusting the market data to reflect the effects of collateralization.

Our operating leases are primarily for real estate, including off-campus outpatient facilities, medical office buildings, and corporate and other administrative offices, as well as medical and office equipment. Our finance leases are primarily for medical equipment and information technology and telecommunications assets. Our real estate lease agreements typically have initial terms of five to 10 years, and our equipment lease agreements typically have initial terms of three years. We do not record leases with an initial term of 12 months or less (short-term leases) in our consolidated balance sheets.

Our real estate leases may include one or more options to renew, with renewals that can extend the lease term from five to 10 years. The exercise of lease renewal options is at our sole discretion. In general, we do not consider renewal options to be reasonably likely to be exercised, therefore, renewal options are generally not recognized as part of our right-of-use assets and lease liabilities. Certain leases also include options to purchase the leased property. The useful life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. The majority of our medical equipment leases have terms of three years with a bargain purchase option that is reasonably certain of exercise, so these assets are depreciated over their useful life, typically ranging from five to seven years. Similarly, some of our leases of information technology and telecommunications assets include a transfer of title and, therefore, have useful lives of 15 years.

Certain of our lease agreements for real estate include payments based on actual common area maintenance expenses and others include rental payments adjusted periodically for inflation. These variable lease payments are recognized in other operating expenses, net, but are not included in the right-of-use asset or liability balances. Our lease agreements do not contain any material residual value guarantees, restrictions or covenants.

We have elected the practical expedient that allows lessees to choose to not separate lease and non-lease components by class of underlying asset and are applying this expedient to all relevant asset classes. We have also elected the practical expedient package to not reassess at adoption (1) expired or existing contracts for whether they are or contain a lease, (2) the lease classification of any existing leases or (3) initial indirect costs for existing leases.

Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over the fair value of assets of businesses acquired. Goodwill and other intangible assets acquired in purchase business combinations and determined to have indefinite useful lives are not amortized, but instead are subject to impairment tests performed at least annually. For goodwill, we perform the test at the reporting unit level when events occur that require an evaluation to be performed or at least annually. If we determine the carrying value of goodwill is impaired, or if the carrying value of a business that is to be sold or otherwise disposed of exceeds its fair value, we reduce the carrying value, including any allocated goodwill, to fair value. Estimates of fair value are based on third-party appraisals, established market prices for comparable assets or internally developed estimates of future net cash flows and presume stable, improving or, in some cases, declining results at our hospitals, depending on their circumstances.

Other intangible assets consist of capitalized software costs, which are amortized on a straight-line basis over the estimated useful life of the software, which ranges from three to 15 years, costs of acquired management and other contract service rights, most of which have indefinite lives, and miscellaneous intangible assets.

Accruals for General and Professional Liability Risks

We accrue for estimated professional and general liability claims, to the extent not covered by insurance, when they are probable and can be reasonably estimated. We maintain reserves, which are based on modeled estimates for the portion of our professional liability risks, including incurred but not reported claims, to the extent we do not have insurance coverage. Our liability consists of estimates established based upon calculations using several factors, including the number of expected claims, estimates of losses for these claims based on recent and historical settlement amounts, estimates of incurred but not reported claims based on historical experience and the timing of historical payments. Our liabilities are adjusted for new claims information in the period such information becomes known. Malpractice expense is recorded within other operating expenses in our consolidated statements of operations.

Income Taxes

We account for income taxes using the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Income tax receivables and liabilities and deferred tax assets and liabilities are recognized based on the amounts that more likely than not will be sustained upon ultimate settlement with taxing authorities.

Developing our provision for income taxes and analysis of uncertain tax positions requires significant judgment and knowledge of federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets.

We assess the realization of our deferred tax assets to determine whether an income tax valuation allowance is required. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, we determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The main factors that we consider include:

- Cumulative profits/losses in recent years, adjusted for certain nonrecurring items;

- Income/losses expected in future years;

- Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels;

- The availability, or lack thereof, of taxable income in prior carryback periods that would limit realization of tax benefits; and

- The carryforward period associated with the deferred tax assets and liabilities.

We consider many factors when evaluating our uncertain tax positions, and such judgments are subject to periodic review. Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied.

Segment Reporting

We primarily operate acute care hospitals and related healthcare facilities. Our Hospital Operations segment generated 76%, 80% and 81% of our net operating revenues in the years ended December 31, 2022, 2021 and 2020, respectively. Major decisions, including capital resource allocations, are made at the consolidated level, not at the market or hospital level. The factors for determining the reportable segments include the manner in which management evaluates operating performance combined with the nature of the individual business activities.

Costs Associated with Exit or Disposal Activities

We recognize costs associated with exit (including restructuring) or disposal activities when they are incurred and can be measured at fair value, rather than at the date of a commitment to an exit or disposal plan.

NOTE 2. EQUITY

Noncontrolling Interests

Our noncontrolling interests balances at December 31, 2022 and 2021 in the accompanying Consolidated Statements of Changes in Equity were comprised of $132 million and $128 million, respectively, from our Hospital Operations segment, and $1.185 billion and $898 million, respectively, from our Ambulatory Care segment. Our net income attributable to noncontrolling interests for the years ended December 31, 2022, 2021 and 2020 were comprised of $21 million, $21 million and $14 million, respectively, from our Hospital Operations segment, and $221 million, $205 million and $169 million, respectively, from our Ambulatory Care segment.

Share Repurchase Program

On October 22, 2022, we announced that our board of directors had authorized the repurchase of up to $1 billion of our common stock through a share repurchase program that expires on December 31, 2024. Under the program, shares can be purchased in the open market or through privately negotiated transactions in a manner consistent with applicable securities laws and regulations, including pursuant to a Rule 10b5-1 plan maintained by the Company, at times and in amounts based on market conditions and other factors.

The table below summarizes transactions completed under the repurchase program:

Period	Total Number of Shares Purchased		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Program		Maximum Dollar Value of Shares That May Yet be Purchased Under the Program
	(In Thousands)				(In Thousands)		(In Millions)
Inception through October 31, 2022	1,800	$	41.81		1,800	$	925
November 1 through November 30, 2022	4,089	$	42.74		4,089	$	750
December 1 through December 31, 2022	—	$	—		—	$	750
Inception through December 31, 2022	**5,889**	**$**	**42.45**		**5,889**		

NOTE 3. ACCOUNTS RECEIVABLE

The principal components of accounts receivable are shown in the table below:

	December 31,			
	2022		2021	
Patient accounts receivable	$	2,746	$	2,600
Estimated future recoveries		149		137
Net cost reports and settlements receivable and valuation allowances		48		33
Accounts receivable, net	**$**	**2,943**	**$**	**2,770**

Accounts that are pursued for collection through Conifer's business offices are maintained on our hospitals' books and reflected in patient accounts receivable. Patient accounts receivable, including billed accounts and certain unbilled accounts, as well as estimated amounts due from third-party payers for retroactive adjustments, are receivables if our right to consideration is unconditional and only the passage of time is required before payment of that consideration is due. Estimated uncollectable amounts are generally considered implicit price concessions that are a direct reduction to patient accounts receivable rather than allowance for doubtful accounts.

We also provide financial assistance through our charity and uninsured discount programs to uninsured patients who are unable to pay for the healthcare services they receive. Our policy is not to pursue collection of amounts determined to qualify for financial assistance; therefore, we do not report these amounts in net operating revenues. Most states include an estimate of the cost of charity care in the determination of a hospital's eligibility for Medicaid disproportionate share hospital payments. These payments are intended to mitigate our cost of uncompensated care. Some states have also developed provider fee or other supplemental payment programs to mitigate the shortfall of Medicaid reimbursement compared to the cost of caring for Medicaid patients.

We participate in various provider fee programs, which help reduce the amount of uncompensated care from indigent patients and those covered by Medicaid. The following table summarizes the amount and classification of assets and liabilities in the accompanying Consolidated Balance Sheets related to California's provider fee program:

	December 31,			
	2022		2021	
Assets:				
Other current assets	$	367	$	370
Investments and other assets	$	197	$	213
Liabilities:				
Other current liabilities	$	145	$	123
Other long-term liabilities	$	63	$	60

The following table presents our estimated costs (based on selected operating expenses, which include salaries, wages and benefits, supplies and other operating expenses) of caring for our uninsured and charity patients:

	Years Ended December 31,		
	2022	**2021**	**2020**
Estimated costs for:			
Uninsured patients	$ 537	$ 650	$ 617
Charity care patients	83	97	147
	$ **620**	$ **747**	$ **764**

NOTE 4. CONTRACT BALANCES

Hospital Operations Segment

Amounts related to services provided to patients for which we have not billed and that do not meet the conditions of unconditional right to payment at the end of the reporting period are contract assets. For our Hospital Operations segment, our contract assets include services that we have provided to patients who are still receiving inpatient care in our facilities at the end of the reporting period. Our Hospital Operations segment's contract assets were included in other current assets in the accompanying Consolidated Balance Sheets at December 31, 2022 or 2021. Approximately 88% of our Hospital Operations segment's contract assets meet the conditions for unconditional right to payment and are reclassified to patient receivables within 90 days.

As discussed in Note 1, our Hospital Operations segment received advance payments from the MAPP following its expansion under the COVID Acts in 2020; however, no additional advances were received during the years ended December 31, 2022 or 2021. All remaining MAPP advances received by our Hospital Operations segment were either repaid or recouped during 2022 and 2021, which resulted in no outstanding liability at December 31, 2022. The remaining advance payments at December 31, 2021 were recorded as contract liabilities in the accompanying Consolidated Balance Sheets.

The opening and closing balances of contract assets and contract liabilities, as well as their classification in our consolidated balance sheets, for our Hospital Operations segment were as follows:

	Contract Assets	Contract Liabilities – Current Advances from Medicare	Contract Liabilities – Long-Term Advances from Medicare
December 31, 2021	$ 181	$ 876	$ —
December 31, 2022	185	—	—
Increase (decrease)	$ **4**	$ **(876)**	$ **—**
December 31, 2020	$ 208	$ 510	$ 819
December 31, 2021	181	876	—
Increase (decrease)	$ **(27)**	$ **366**	$ **(819)**

Ambulatory Care Segment

Our Ambulatory Care segment also received advance payments from the MAPP following its expansion in 2020; however, no additional advances were received during the years ended December 31, 2022 or 2021. All remaining MAPP advances received by our Ambulatory Care segment were either repaid or recouped during 2022 and 2021, which resulted in no outstanding liability at December 31, 2022. The remaining advance payments at December 31, 2021 were recorded as contract liabilities in the accompanying Consolidated Balance Sheets.

The opening and closing balances of contract liabilities for our Ambulatory Care segment were as follows:

	Contract Liabilities – Current Advances from Medicare	Contract Liabilities – Long-Term Advances from Medicare
December 31, 2021	$ 4	$ —
December 31, 2022	—	—
Decrease	$ **(4)**	$ **—**
December 31, 2020	$ 93	$ 83
December 31, 2021	4	—
Decrease	$ **(89)**	$ **(83)**

Conifer Segment

The opening and closing balances of Conifer's receivables, contract asset, and current and long-term contract liabilities were as follows:

	Receivables	Contract Asset – Unbilled Revenue	Contract Liability – Current Deferred Revenue	Contract Liability – Long-Term Deferred Revenue
December 31, 2021	$ 28	$ 18	$ 79	$ 15
December 31, 2022	37	15	110	13
Increase (decrease)	**$ 9**	**$ (3)**	**$ 31**	**$ (2)**
December 31, 2020	$ 56	$ 20	$ 56	$ 16
December 31, 2021	28	18	79	15
Increase (decrease)	**$ (28)**	**$ (2)**	**$ 23**	**$ (1)**

The differences between the opening and closing balances of Conifer's contract assets and contract liabilities are primarily related to prepayments for those clients who are billed in advance, changes in estimates related to metric-based services, and up-front integration services that are typically not distinct and are, therefore, recognized over the performance obligation period to which they relate. Our Conifer segment's receivables and contract assets were reported as part of other current assets in the accompanying Consolidated Balance Sheets, and its current and long-term contract liabilities were reported as part of contract liabilities and contract liabilities – long-term, respectively, in the accompanying Consolidated Balance Sheets.

In both of the years ended December 31, 2022 and 2021, Conifer recognized $56 million of revenue that was included in the opening current deferred revenue liability. This revenue consists primarily of prepayments for those clients who are billed in advance, changes in estimates related to metric-based services, and up-front integration services that are recognized over the service period.

Contract Costs

We recognized amortization expense related to deferred contract setup costs of $4 million in each of the years ended December 31, 2022, 2021 and 2020. At December 31, 2022 and 2021, the unamortized customer contract costs were $24 million and $23 million, respectively, and were presented as part of investments and other assets in the accompanying Consolidated Balance Sheets.

NOTE 5. ASSETS AND LIABILITIES HELD FOR SALE

We completed the sale of five Miami-area hospitals and certain related operations (the "Miami Hospitals") held by our Hospital Operations segment in August 2021, resulting in our recognition of a pre-tax gain on sale of $406 million in the year ended December 31, 2021.

In the three months ended June 30, 2021, we completed the sale of the majority of our urgent care centers operated under the MedPost and CareSpot brands by our Hospital Operations and Ambulatory Care segments, and we also completed the separate sale of a Philadelphia-area building held by our Hospital Operations segment. We recorded a gain related to the sale of the urgent care centers of $14 million and a gain of $2 million related to the sale of the building in Philadelphia in 2021.

Gains related to the sales described above were included in net gains on sales, consolidation and deconsolidation of facilities in the accompanying Consolidated Statement of Operations for the year ended December 31, 2021. No impairment charge was incurred during the years ended December 31, 2022, 2021 or 2020 related to planned divestitures.

The following table presents amounts included in income from continuing operations, before income taxes, related to significant components of our business that were recently disposed of:

	Years Ended December 31,		
	2022	**2021**	**2020**
Miami Hospitals (includes a $406 million gain on sale in 2021)	$ 10	$ 455	$ 67

NOTE 6. IMPAIRMENT AND RESTRUCTURING CHARGES, AND ACQUISITION-RELATED COSTS

We recognized impairment charges on long-lived assets in 2022, 2021 and 2020 because the fair values of those assets or groups of assets indicated that the carrying amount was not recoverable. The fair value estimates were derived from third-party appraisals, established market values of comparable assets, or internally developed estimates of future net cash flows. These fair value estimates can change by material amounts in subsequent periods. Many factors and assumptions can impact the estimates, including the future financial results of the facilities, how the facilities are operated in the future, changes in healthcare industry trends and regulations, and the nature of the ultimate disposition of the assets. In certain cases, these fair value estimates assume the highest and best use of facility assets in the future to a marketplace participant is other than as a medical facility. In these cases, the estimates are based on the fair value of the real property and equipment if utilized other than as a medical facility. The impairment recognized does not include the costs of closing the facilities or other future operating costs, which could be substantial. Accordingly, the ultimate net cash realized from the facilities, should we choose to sell them, could be significantly less than their impaired value.

Our impairment tests presume stable, improving or, in some cases, declining operating results in our facilities, which are based on programs and initiatives being implemented that are designed to achieve each facility's most recent projections. If these projections are not met, or negative trends occur that impact our future outlook, future impairments of long-lived assets and goodwill may occur, and we may incur additional restructuring charges, which could be material.

At December 31, 2022, our continuing operations consisted of three reportable segments – Hospital Operations, Ambulatory Care and Conifer. Our segments are reporting units used to perform our goodwill impairment analysis. We completed our annual impairment tests for goodwill as of October 1, 2022.

We periodically incur costs to implement restructuring efforts for specific operations, which are recorded in our statement of operations as they are incurred. Our restructuring plans focus on various aspects of operations, including aligning our operations in the most strategic and cost-effective structure, such as the establishment of support operations at our GBC. Certain restructuring and acquisition-related costs are based on estimates. Changes in estimates are recognized as they occur.

Year Ended December 31, 2022

During the year ended December 31, 2022, we recorded impairment and restructuring charges and acquisition-related costs of $226 million, consisting of $118 million of restructuring charges, $94 million of impairment charges and $14 million of acquisition-related costs. Impairment charges included $82 million for the write-down of certain buildings and medical equipment located in one of our markets to their estimated fair values, which assets are part of our Hospital Operations segment. Material adverse trends in our estimates of future undiscounted cash flows of the hospitals indicated the aggregate carrying value of the hospitals' long-lived assets was not recoverable from their estimated future cash flows. We believe the most significant factors contributing to the adverse financial trends included decreased revenues and lower patient volumes due to the pandemic and competition, as well as higher labor costs as a result of the pandemic. As a result, we updated the estimate of the fair value of the hospitals' long-lived assets and compared it to the aggregate carrying value of those assets. Because the fair value estimates were lower than the aggregate carrying value of the long-lived assets, an impairment charge was recorded for the difference in the amounts. The aggregate carrying value of the hospitals' assets held and used for which impairment charges were recorded was $167 million at December 31, 2022. Impairment charges for the year ended December 31, 2022 were comprised of $86 million from our Hospital Operations segment, $6 million from our Ambulatory Care segment and $2 million from our Conifer segment.

Restructuring charges consisted of $27 million of employee severance costs, $16 million related to the transition of various administrative functions to our GBC, $32 million of contract and lease termination fees, and $43 million of other restructuring costs. Acquisition-related costs consisted of $14 million of transaction costs.

Year Ended December 31, 2021

During the year ended December 31, 2021, we recorded impairment and restructuring charges and acquisition-related costs of $85 million, consisting of $57 million of restructuring charges, $8 million of impairment charges and $20 million of acquisition-related costs. Restructuring charges consisted of $14 million of employee severance costs, $19 million related to the transition of various administrative functions to our GBC and $24 million of other restructuring costs. Our impairment charges for the year ended December 31, 2021, comprised of $5 million from our Ambulatory Care segment and $3 million from our Conifer segment, primarily consisted of charges to reduce the carrying value of certain management contract intangible assets held by our Ambulatory Care segment to their estimated fair value. Acquisition-related costs consisted of $20 million of transaction costs.

Year Ended December 31, 2020

During the year ended December 31, 2020, we recorded impairment and restructuring charges and acquisition-related costs of $290 million, consisting of $92 million of impairment charges, $184 million of restructuring charges and $14 million of acquisition-related costs. Impairment charges included $76 million for the write-down of hospital buildings to their estimated fair values, which assets are part of our Hospital Operations segment. Material adverse trends in our estimates of future undiscounted cash flows of the hospitals indicated the aggregate carrying value of the hospitals' long-lived assets was not recoverable from their estimated future cash flows. We believe the most significant factors contributing to the adverse financial trends included reductions in volumes of insured patients, shifts in payer mix from commercial to governmental payers combined with reductions in reimbursement rates from governmental payers, and high levels of uninsured patients. As a result, we updated the estimate of the fair value of the hospitals' long-lived assets and compared it to the aggregate carrying value of those assets. Because the fair value estimates were lower than the aggregate carrying value of the long-lived assets, an impairment charge was recorded for the difference in the amounts. The aggregate carrying value of the hospitals' assets held and used for which impairment charges were recorded was $483 million at December 31, 2020. We also recorded $16 million of other impairment charges. Restructuring charges consisted of $65 million of employee severance costs, $50 million related to the transitioning of various administrative functions to our GBC, $23 million of charges due to the termination of the USPI management equity plan, $14 million of contract and lease termination fees, and $32 million of other restructuring costs. Acquisition-related costs consisted of $14 million of transaction costs. Our impairment charges for the year ended December 31, 2020 were comprised of $79 million from our Hospital Operations segment, $12 million from our Ambulatory Care segment and $1 million from our Conifer segment.

NOTE 7. LEASES

The following table presents the components of our right-of-use assets and liabilities related to leases and their classification in our Consolidated Balance Sheets at:

| | | December 31, | |
| | | 2022 | 2021 |
Component of Lease Balances	Classification in Consolidated Balance Sheet		
Assets:			
Operating lease assets	Investments and other assets	$ 1,129	$ 1,002
Finance lease assets	Property and equipment, at cost, less accumulated depreciation and amortization	303	333
Total leased assets		**$ 1,432**	**$ 1,335**
Liabilities:			
Operating lease liabilities:			
Current	Other current liabilities	$ 207	$ 201
Long-term	Other long-term liabilities	1,046	924
Total operating lease liabilities		1,253	1,125
Finance lease liabilities:			
Current	Current portion of long-term debt	99	106
Long-term	Long-term debt, net of current portion	165	176
Total finance lease liabilities		264	282
Total lease liabilities		**$ 1,517**	**$ 1,407**

The following table presents the components of our lease expense and their classification in our Consolidated Statements of Operations:

| | Classification in Consolidated | Years Ended December 31, | | |
Component of Lease Expense	Statements of Operations	2022	2021	2020
Operating lease expense	Other operating expenses, net	$ 262	$ 241	$ 247
Finance lease expense:				
Amortization of leased assets	Depreciation and amortization	58	71	86
Interest on lease liabilities	Interest expense	8	9	11
Total finance lease expense		66	80	97
Variable and short term-lease expense	Other operating expenses, net	150	171	156
Total lease expense		**$ 478**	**$ 492**	**$ 500**

The weighted-average lease terms and discount rates for operating and finance leases are presented in the following table:

| | Years Ended December 31, | | |
	2022	2021	2020
Weighted-average remaining lease term (years):			
Operating leases	8.0	7.5	7.9
Finance leases	5.5	5.7	5.7
Weighted-average discount rate:			
Operating leases	4.8 %	5.1 %	5.5 %
Finance leases	5.9 %	5.4 %	5.6 %

Cash flow and other information related to leases is included in the following table:

| | Years Ended December 31, | | |
	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows from operating leases	$ 250	$ 237	$ 239
Operating cash outflows from finance leases	$ 14	$ 12	$ 15
Financing cash outflows from finance leases	$ 118	$ 140	$ 154
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$ 341	$ 176	$ 304
Finance leases	$ 97	$ 136	$ 98

Future maturities of lease liabilities at December 31, 2022 are presented in the following table:

	Operating Leases	Finance Leases	Total
2023	$ 254	$ 110	$ 364
2024	229	80	309
2025	198	39	237
2026	163	14	177
2027	139	7	146
Later years	540	75	615
Total lease payments	1,523	325	1,848
Less: Imputed interest	270	61	331
Total lease obligations	1,253	264	1,517
Less: Current obligations	207	99	306
Long-term lease obligations	**$ 1,046**	**$ 165**	**$ 1,211**

During the three months ended March 31, 2022, we sold several medical office buildings held in our Hospital Operations segment for net cash proceeds of $147 million and concurrently entered into operating lease agreements to continue use of the facilities. We recognized a gain of $69 million from the sale of these buildings, included in other operating expenses, net in the accompanying Consolidated Statement of Operations, and we recognized right-of-use assets and operating lease obligations of $103 million, in each case in the three months ended March 31, 2022.

NOTE 8. LONG-TERM DEBT

The table below shows our long-term debt included in the accompanying Consolidated Balance Sheets:

	December 31,	
	2022	**2021**
Senior unsecured notes:		
6.750% due 2023	$ —	$ 1,872
6.125% due 2028	2,500	2,500
6.875% due 2031	362	362
Senior secured first lien notes:		
4.625% due July 2024	756	770
4.625% due September 2024	589	600
7.500% due 2025	—	700
4.875% due 2026	2,100	2,100
5.125% due 2027	1,500	1,500
4.625% due 2028	600	600
4.250% due 2029	1,400	1,400
4.375% due 2030	1,450	1,450
6.125% due 2030	2,000	—
Senior secured second lien notes:		
6.250% due 2027	1,500	1,500
Finance leases, mortgages and other notes	453	443
Unamortized issue costs and note discounts	(131)	(151)
Long-term debt	**15,079**	**15,646**
Less: Current portion	145	135
Long-term debt, net of current portion	**$ 14,934**	**$ 15,511**

Senior Secured Notes and Senior Unsecured Notes

On September 10, 2021, we redeemed approximately $1.100 billion of the then-outstanding $1.870 billion aggregate principal amount of our 4.625% senior secured first lien notes due July 2024 ("July 2024 Senior Secured First Lien Notes") in advance of their maturity date. We paid $1.113 billion to redeem the notes, which was primarily funded with the proceeds from the sale of the Miami Hospitals in August 2021. During the three months ended December 31, 2022, we repurchased an additional $14 million of the aggregate remaining principal amount of our July 2024 Senior Secured First Lien Notes through multiple open-market transactions. In total, we paid $13 million from cash on hand during the three-month period to repurchase the notes. In connection with these transactions, we recorded aggregate gains from early extinguishment of debt of less than $1 million during the three months ended December 31, 2022, and a loss of $20 million in the three months ended September 30, 2021. The loss recognized in 2021 primarily related to the difference between the purchase price and the par value of the notes, as well as the write-off of associated unamortized issuance costs.

During the three months ended December 31, 2022, we also repurchased $11 million of the then $600 million aggregate principal amount outstanding of our 4.625% senior secured first lien notes due September 2024 in advance of their maturity date. We made aggregate payments of $11 million from cash on hand through multiple open-market transactions to repurchase these notes. In connection with these repurchases, we recognized aggregate gains of less than $1 million during the three months ended December 31, 2022.

On June 15, 2022, we issued $2.000 billion aggregate principal amount of 6.125% senior secured first lien notes, which will mature on June 15, 2030 (the "2030 Senior Secured First Lien Notes"). We pay interest on the 2030 Senior Secured First Lien Notes semi-annually in arrears on June 15 and December 15 of each year, which payments commenced in December 2022. As further discussed below, we used a substantial portion of the issuance proceeds from the 2030 Senior Secured First Lien Notes, after payment of fees and expenses, to finance the redemption of our 6.750% senior unsecured notes due 2023 (the "2023 Senior Unsecured Notes").

Through a series of open-market transactions during the six months ended June 30, 2022, we repurchased $124 million aggregate principal amount outstanding of our 2023 Senior Unsecured Notes using cash on hand. Following the issuance of our 2030 Senior Secured First Lien Notes, we used a substantial portion of the proceeds to redeem the then-remaining $1.748 billion aggregate principal outstanding of the 2023 Senior Unsecured Notes in advance of their maturity date. In total, we paid $1.933 billion during the six months ended June 30, 2022 to retire all $1.872 billion aggregate principal amount

outstanding of our 2023 Senior Unsecured Notes, and we recorded aggregate losses from early extinguishment of debt of $71 million, primarily related to the difference between the purchase prices and the par value of the notes, as well as the write-off of associated unamortized issuance costs.

On February 23, 2022, we redeemed all $700 million aggregate principal amount outstanding of our 7.500% senior secured first lien notes due 2025 in advance of their maturity date. We paid $730 million from cash on hand to redeem the notes. In connection with the redemption, we recorded a loss from early extinguishment of debt of $38 million in the three months ended March 31, 2022, primarily related to the difference between the purchase price and the par value of the notes, as well as the write-off of associated unamortized issuance costs.

On December 1, 2021, we issued $1.450 billion aggregate principal amount of 4.375% senior secured first lien notes, which will mature on January 15, 2030 (the "2030 Senior Secured First Lien Notes"). We will pay interest on the 2030 Senior Secured First Lien Notes semi-annually in arrears on January 15 and July 15 of each year, which payments commended in July 2022. We used the net proceeds from the issuance of the 2030 Senior Secured First Lien Notes, after payment of fees and expenses, to finance the acquisition of a group of ambulatory surgery centers in December 2021 and for general corporate purposes.

On June 2, 2021, we issued $1.400 billion aggregate principal amount of 4.250% senior secured first lien notes, which will mature on June 1, 2029 (the "2029 Senior Secured First Lien Notes"). We pay interest on the 2029 Senior Secured First Lien Notes semi-annually in arrears on June 1 and December 1 of each year, which payments commenced in December 2021. The proceeds from the sale of the 2029 Senior Secured First Lien Notes were used, after payment of fees and expenses, together with cash on hand, to finance the redemption of all $1.410 billion aggregate principal amount then outstanding of our 5.125% senior secured second lien notes due 2025 (the "2025 Senior Secured Second Lien Notes") in advance of their maturity date for approximately $1.428 billion. In connection with the redemption, we recorded a loss from early extinguishment of debt of approximately $31 million in the three months ended June 30, 2021, primarily related to the difference between the purchase price and the par value of the 2025 Senior Secured Second Lien Notes, as well as the write-off of associated unamortized issuance costs.

In March 2021, we retired all $478 million aggregate principal amount outstanding of our 7.000% senior unsecured notes due 2025 in advance of their maturity date. We paid approximately $495 million from cash on hand to retire the notes. In connection with the retirement, we recorded a loss from early extinguishment of debt of $23 million in the three months ended March 31, 2021, primarily related to the difference between the purchase price and the par value of the notes, as well as the write-off of associated unamortized issuance costs.

All of our senior secured notes are guaranteed by certain of our wholly owned domestic hospital company subsidiaries and secured by a pledge of the capital stock and other ownership interests of those subsidiaries on either a first lien or second lien basis, as indicated in the table above. All of our senior secured notes and the related subsidiary guarantees are our and the subsidiary guarantors' senior secured obligations. All of our senior secured notes rank equally in right of payment with all of our other senior secured indebtedness. Our senior secured notes rank senior to any subordinated indebtedness that we or such subsidiary guarantors may incur; they are effectively senior to our and such subsidiary guarantors' existing and future unsecured indebtedness and other liabilities to the extent of the value of the collateral securing the notes and the subsidiary guarantees; they are effectively subordinated to our and such subsidiary guarantors' obligations under our senior secured revolving credit facility (as amended to date, the "Credit Agreement") to the extent of the value of the collateral securing borrowings thereunder; and they are structurally subordinated to all obligations of our non-guarantor subsidiaries.

The indentures setting forth the terms of our senior secured notes contain provisions governing our ability to redeem the notes and the terms by which we may do so. At our option, we may redeem our senior secured notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the notes redeemed plus the make-whole premium set forth in the related indenture, together with accrued and unpaid interest thereon, if any, to the redemption date. Certain series of the senior secured notes may also be redeemed, in whole or in part, at certain redemption prices set forth in the applicable indentures, together with accrued and unpaid interest. In addition, we may be required to purchase for cash all or any part of each series of our senior secured notes upon the occurrence of a change of control (as defined in the applicable indentures) for a cash purchase price of 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest.

All of our senior unsecured notes are general unsecured senior debt obligations that rank equally in right of payment with all of our other unsecured senior indebtedness, but are effectively subordinated to our senior secured notes described above, the obligations of our subsidiaries and any obligations under our Credit Agreement to the extent of the value of the collateral. We may redeem any series of our senior unsecured notes, in whole or in part, at any time at a redemption price equal

to 100% of the principal amount of the notes redeemed, plus a make-whole premium specified in the applicable indenture, if any, together with accrued and unpaid interest to the redemption date.

Credit Agreement

Our Credit Agreement provides for revolving loans in an aggregate principal amount of up to $1.500 billion with a $200 million subfacility for standby letters of credit. We amended our Credit Agreement in April 2020 to increase our borrowing availability in response to the COVID-19 pandemic. This amendment, among other things, (1) increased the aggregate revolving credit commitments from the previous limit of $1.500 billion to $1.900 billion (the "Increased Commitments"), subject to borrowing availability, and (2) increased the advance rate and raise limits on certain eligible accounts receivable in the calculation of the borrowing base, in each case, for an incremental period of 364 days. In April 2021, we amended the Credit Agreement to, among other things, extend the availability of the Increased Commitments through April 2022 and reduce the interest rate margins. In March 2022, we further amended our Credit Agreement to, among other things, (1) decrease the aggregate revolving credit commitments from the previous Increased Commitments to aggregate revolving credit commitments not to exceed $1.500 billion, subject to borrowing availability, (2) extend the scheduled maturity date to March 16, 2027, and (3) replace the London Interbank Offered Rate (LIBOR) with the Term Secured Overnight Financing Rate ("SOFR") and Daily Simple SOFR (each, as defined in the Credit Agreement) as the reference interest rate. At December 31, 2022, we had no cash borrowings outstanding under the Credit Agreement, and we had less than $1 million of standby letters of credit outstanding. Based on our eligible receivables, $1.500 billion was available for borrowing at December 31, 2022.

Outstanding revolving loans accrue interest depending on the type of loan at either (a) a base rate plus an applicable margin ranging from 0.25% to 0.75% per annum or (b) Term SOFR, Daily Simple SOFR or the Euro Interbank Offered Rate (EURIBOR) (each, as defined in the Credit Agreement) plus an applicable margin ranging from 1.25% to 1.75% per annum and (in the case of Term SOFR and Daily Simple SOFR only) a credit spread adjustment of 0.10%, in each case based on available credit. An unused commitment fee payable on the undrawn portion of the revolving loans ranges from 0.25% to 0.375% per annum based on available credit. Our borrowing availability is based on a specified percentage of eligible inventory and accounts receivable, including self-pay accounts.

Obligations under the Credit Agreement continue to be guaranteed by substantially all of our domestic wholly owned hospital subsidiaries and secured by a first-priority lien on the eligible inventory and accounts receivable owned by us and the subsidiary guarantors, including receivables for Medicaid supplemental payments.

Letter of Credit Facility

We have a letter of credit facility (as amended to date, the "LC Facility") that provides for the issuance, from time to time, of standby and documentary letters of credit in an aggregate principal amount of up to $200 million. The scheduled maturity date of the LC Facility is September 12, 2024. Obligations under the LC Facility are guaranteed and secured by a first-priority pledge of the capital stock and other ownership interests of certain of our wholly owned domestic hospital subsidiaries on an equal-ranking basis with our senior secured first lien notes.

Drawings under any letter of credit issued under the LC Facility that we have not reimbursed within three business days after notice thereof accrue interest at a base rate plus a margin of 0.50% per annum. An unused commitment fee is payable at an initial rate of 0.25% per annum with a step up to 0.375% per annum should our secured-debt-to-EBITDA ratio equal or exceed 3.00 to 1.00 at the end of any fiscal quarter. A fee on the aggregate outstanding amount of issued but undrawn letters of credit accrues at a rate of 1.50% per annum. An issuance fee equal to 0.125% per annum of the aggregate face amount of each outstanding letter of credit is payable to the account of the issuer of the related letter of credit. The LC Facility is subject to an effective maximum secured debt covenant of 4.25 to 1.00. At December 31, 2022, we had $116 million of standby letters of credit outstanding under the LC Facility and were in compliance with all applicable covenants and conditions.

Covenants

Senior Secured Notes—The indentures governing our senior secured notes contain covenants that, among other things, restrict our ability and the ability of our subsidiaries to incur liens, consummate asset sales, enter into sale and lease-back transactions or consolidate, merge or sell all or substantially all of our or their assets, other than in certain transactions between one or more of our wholly owned subsidiaries. These restrictions, however, are subject to a number of exceptions and qualifications. In particular, there are no restrictions on our ability or the ability of our subsidiaries to incur additional indebtedness, make restricted payments, pay dividends or make distributions in respect of capital stock, purchase or redeem capital stock, enter into transactions with affiliates or make advances to, or invest in, other entities (including unaffiliated entities). In addition, the indentures governing our senior secured notes contain a covenant that neither we nor any of our subsidiaries will incur secured debt, unless at the time of and after giving effect to the incurrence of such debt, the aggregate amount of all such secured debt (including the aggregate principal amount of senior secured notes outstanding and any outstanding borrowings under our Credit Agreement at such time) does not exceed the amount that would cause the secured debt ratio (as defined in the indentures) to exceed 4.00 to 1.00.

Senior Unsecured Notes—The indentures governing our senior unsecured notes contain covenants and conditions that have, among other requirements, limitations on (1) liens on "principal properties" and (2) sale and lease-back transactions with respect to principal properties. A principal property is defined in the senior unsecured notes indentures as a hospital that has an asset value on our books in excess of 5% of our consolidated net tangible assets, as defined in such indentures. The above limitations do not apply, however, to (1) debt that is not secured by principal properties or (2) debt that is secured by principal properties if the aggregate of such secured debt does not exceed 15% of our consolidated net tangible assets, as further described in the indentures. The senior unsecured notes indentures also prohibit the consolidation, merger or sale of all or substantially all assets unless no event of default would result after giving effect to such transaction.

Credit Agreement—Our Credit Agreement contains customary covenants for an asset-backed facility, including a minimum fixed charge coverage ratio to be met if the designated excess availability under the revolving credit facility falls below $150 million, as well as limits on debt, asset sales and prepayments of certain other debt. The Credit Agreement also includes a provision, which we believe is customary in receivables-backed credit facilities, that gives our lenders the right to require that proceeds of collections of substantially all of our consolidated accounts receivable be applied directly to repay outstanding loans and other amounts that are due and payable under the Credit Agreement at any time that unused borrowing availability under the revolving credit facility is less than $150 million for three consecutive business days or if an event of default has occurred and is continuing thereunder. In that event, we would seek to re-borrow under the Credit Agreement to satisfy our operating cash requirements. Our ability to borrow under the Credit Agreement is subject to conditions that we believe are customary in revolving credit facilities, including that no events of default then exist.

Future Maturities

Future long-term debt maturities, including finance lease obligations were as follows as of December 31, 2022:

| | Total | Years Ending December 31, | | | | | Later Years |
		2023	2024	2025	2026	2027	
Long-term debt, including finance lease obligations	$15,210	$ 145	$ 1,463	$ 77	$ 2,143	$ 3,012	$ 8,370

NOTE 9. GUARANTEES

Consistent with our policy on physician relocation and recruitment, we provide income guarantee agreements to certain physicians who agree to relocate to fill a community need in the service area of one of our hospitals and commit to remain in practice in the area for a specified period of time. Under such agreements, we are required to make payments to the physicians in excess of the amounts they earn in their practices up to the amount of the income guarantee. The income guarantee periods are typically 12 months. If a physician does not fulfill his or her commitment period to the community, which is typically three years subsequent to the guarantee period, we seek recovery of the income guarantee payments from the physician on a prorated basis. We also provide revenue collection guarantees to hospital-based physician groups providing certain services at our hospitals with terms generally ranging from one to three years.

At December 31, 2022, the maximum potential amount of future payments under our income guarantees to certain physicians who agree to relocate and revenue collection guarantees to hospital-based physician groups providing certain services at our hospitals was $164 million. We had a total liability of $143 million recorded for these guarantees included in other current liabilities in the accompanying Consolidated Balance Sheet at December 31, 2022.

At December 31, 2022, we also had issued guarantees of the indebtedness and other obligations of our investees to third parties, the maximum potential amount of future payments under which was approximately $102 million. Of the total, $25 million relates to the obligations of consolidated subsidiaries, which obligations were recorded in the accompanying Consolidated Balance Sheet at December 31, 2022.

NOTE 10. EMPLOYEE BENEFIT PLANS

Share-Based Compensation Plans

We have granted stock options and restricted stock units ("RSUs") to certain of our employees and directors pursuant to our stock incentive plans. Stock options have an exercise price equal to the fair market value of the shares on the date of grant and generally expire 10 years from the date of grant. An RSU is a contractual right to receive one share of our common stock in the future, and the fair value of the RSU is based on our share price on the grant date. Typically, stock options and time-based RSUs vest one-third on each of the first three anniversary dates of the grant; however, certain special retention awards may have different vesting terms. Shares underlying vested RSUs are generally distributed to participants (settled) immediately after the vesting date. In addition, grants of RSUs to our non-employee directors as part of their annual compensation vest immediately and are settled on the third anniversary of the date of grant, while initial grants to directors vest immediately but settle upon separation from the board. Compensation cost is measured by the fair value of the awards on their grant dates and is recognized over the requisite service period of the awards, whether or not the awards had any intrinsic value during the period.

We also grant performance-based RSUs that vest subject to the achievement of specified performance goals within a specified time frame. The performance-based RSUs may contain provisions that increase or decrease the number of RSUs that ultimately vest, depending upon the level of achievement. For certain of our performance-based awards, the number of options or RSUs that ultimately vest is also subject to adjustment based on the achievement of a market-based condition. These adjustments generally range from 0% to 200% of the number of RSUs initially granted. The fair value of awards that contain a market-based condition is estimated using a discrete model to analyze the fair value of the subject shares. The discrete model utilizes multiple stock paths, through the use of a Monte Carlo simulation, which paths are then analyzed to determine the fair value of the subject shares.

Pursuant to the terms of our stock-based compensation plans, awards granted under the plan vest and may be exercised as determined by the human resources committee of our board of directors. In the event of a change in control, the human resources committee of our board of directors may, at its sole discretion without obtaining shareholder approval, accelerate the vesting or performance periods of the awards.

At December 31, 2022, assuming outstanding performance-based stock options and RSUs for which performance has not yet been determined will achieve target performance, approximately 9.5 million shares of common stock were available under our 2019 Stock Incentive Plan for future stock option grants and other equity incentive awards, including RSUs. The accompanying Consolidated Statements of Operations include pre-tax compensation costs related to our stock-based compensation arrangements of $56 million for each of the years ended December 31, 2022 and 2021, respectively, and $44 million for the year ended December 31, 2020.

Stock Options

The following table summarizes stock option activity during the years ended December 31, 2022, 2021 and 2020:

	Number of Options	Wtd. Avg. Exercise Price Per Share	Aggregate Intrinsic Value	Wtd. Avg Remaining Life
			(In Millions)	
Outstanding at December 31, 2019	1,960,992	$ 20.24		
Exercised	(987,471)	$ 17.96		
Forfeited/Expired	(60,990)	$ 23.28		
Outstanding at December 31, 2020	912,531	$ 22.51		
Exercised	(391,533)	$ 20.66		
Outstanding at December 31, 2021	520,998	$ 23.90		
Exercised	(60,051)	$ 28.26		
Outstanding at December 31, 2022	**460,947**	**$ 23.33**	**$ 12**	**5.1 years**

No stock options were granted during the years ended December 31, 2022, 2021 or 2020. There were 60,051, 391,533 and 987,471 stock options exercised during the years ended December 31, 2022, 2021 and 2020, respectively. The stock options exercised in 2022 had an aggregate intrinsic value of approximately $4 million, and options exercised during 2021 and 2020 both had aggregate intrinsic values of approximately $15 million. All outstanding options were vested and exercisable at December 31, 2022.

The following table summarizes information about our outstanding stock options at December 31, 2022:

Range of Exercise Prices	Options Outstanding and Exercisable		
	Number of Options	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price
$18.99 to $20.609	293,796	4.6 years	$ 19.75
$20.61 to $35.430	167,151	6.0 years	$ 29.62
	460,947	**5.1 years**	**$ 23.33**

As of December 31, 2022, 42.3% of all our outstanding options were held by current employees and 57.7% were held by former employees. All of our outstanding options were in-the-money, that is, they had exercise price less than the $48.79 market price of our common stock on December 31, 2022.

Compensation costs related to our stock-based compensation arrangements for the years ended December 31, 2021 and 2020 included $1 million and $2 million, respectively, of expense related to our stock options. We did not recognize any expense related to our stock options during the year ended December 31, 2022.

Restricted Stock Units

The following table summarizes RSU activity during the years ended December 31, 2022, 2021 and 2020:

	Restricted Stock Units	Wtd. Avg. Grant Date Fair Value Per Unit
Unvested at December 31, 2019	1,463,499	$ 25.08
Granted	1,767,730	$ 27.72
Vested	(825,727)	$ 25.66
Forfeited	(310,296)	$ 32.09
Unvested at December 31, 2020	2,095,206	$ 25.87
Granted	900,018	$ 58.61
Vested	(765,814)	$ 30.51
Forfeited	(58,208)	$ 37.60
Unvested at December 31, 2021	2,171,202	$ 40.51
Granted	641,205	$ 80.79
Vested	(1,187,384)	$ 37.18
Forfeited	(104,605)	$ 53.58
Unvested at December 31, 2022	**1,520,418**	**$ 66.36**

During the year ended December 31, 2022, we granted an aggregate of 641,205 RSUs. Of these, 237,381 will vest ratably over a three-year period from the grant date, 53,716 RSUs that were scheduled to vest ratably over 11 quarterly periods, 9,215 will vest ratably over a four-year period from the grant date, 4,608 will vest on the second anniversary of the grant date, and 6,170 will vest evenly on the third and fourth anniversaries of the grant date. We also granted 35,482 RSUs to our non-employee directors for the 2022-2023 board service year, which units vested and will settle as described above. In November 2022, we granted 7,325 to a non-executive member of the board of directors for their service as chairman of the board through the end of 2023. Unlike our normal grants to board members, these RSUs will vest on December 31, 2023 if the grantee serves as chairman through that date.

In addition, we granted 287,308 performance-based RSUs during the year ended December 31, 2022; the vesting of these RSUs is contingent on our achievement of specified performance goals for the years 2022 to 2024. Provided the goals are achieved, the performance-based RSUs will vest on the third anniversary of the grant date. The actual number of performance-based RSUs that could vest will range from 0% to 200% of the 287,308 units granted, depending on our level of achievement with respect to the performance goals.

During the year ended December 31, 2021 we granted 561,788 RSUs that vest based on the passage of time. The granted RSUs vest as follows:

- 263,180 RSUs vest and settle ratably over a three-year period from the grant date;

- 189,215 RSUs vest and settle ratably over eight quarterly periods from the grant date;

- 53,341 RSUs vest and settle on the fourth anniversary of the grant date;

- 33,351 RSUs vest and settle on the third anniversary of the grant date;

- 14,192 RSUs vested on December 31, 2021 and settled in January 2022; and

- 8,509 RSUs, one-third of which vest and settle on the second anniversary of the grant date and the remainder of which vest and settle on the fourth anniversary.

During the year ended December 31, 2021 we granted 298,492 performance-based RSUs which vest as follows:

- 244,259 RSUs vest and settle on the third anniversary of the grant date, contingent upon the achievement of performance goals for the years 2021 to 2023;

- 53,341 RSUs vest and settle on the fourth anniversary of the grant date, contingent upon the achievement of performance goals for the years 2021 to 2025; and

- 892 RSUs vested and settled immediately as a result of our level of achievement with respect to performance-based RSUs granted in 2018.

The actual number of performance-based RSUs that could vest will range from 0% to 200% of the 297,600 RSUs which did not vest immediately, depending upon our level of achievement with respect to the performance goals. During the year ended December 31, 2021, we also granted 39,738 RSUs to our non-employee directors. These consisted of 36,681 RSUs for the 2021-2022 board service year, 1,372 for an initial grant to a new member of our board of directors and 1,685 for a pro-rata annual grant to the same new member. While RSUs granted to our board of directors vest immediately, annual grants settle on the third anniversary of the grant date and initial grants settle upon separation from the board.

During the year ended December 31, 2020 we granted 1,084,883 RSUs that vest based on the passage of time. The granted RSUs vest as follows:

- 607,198 RSUs vest and settle ratably over a three-year period from the grant date;

- 359,713 RSUs vest and settle ratably over 11 quarterly periods from the grant date;

- 104,167 RSUs vest and settle ratably over a four-year period from the grant date; and

- 13,805 RSUs vest and settle on the third anniversary of the grant date.

During the year ended December 31, 2020 we granted 579,413 performance-based RSUs which vest as follows:

- 499,285 RSUs vest and settle on the third anniversary of the grant date, contingent upon the achievement of performance goals for the years 2020 to 2022; and

- 80,128 RSUs vest and settle on the fourth anniversary of the grant date, contingent upon the achievement of performance goals for the years 2020 to 2023, all of which were subsequently forfeited.

The actual number of performance-based RSUs that could vest will range from 0% to 200% of the 499,285 remaining RSUs granted, depending upon our level of achievement with respect to the performance goals. In May 2020, we made an annual grant of 103,434 RSUs to our non-employee directors for the 2020-2021 board service year, which units vested immediately and will settle in shares of our common stock on the third anniversary of the date of the grant.

Included in the aforementioned aggregate numbers of time-based RSUs granted in 2022, 2021 and 2020 were 53,716, 189,215 and 359,713 RSUs, respectively, awarded to our former Executive Chairman. The RSUs granted in 2022 and 2020 were each scheduled to vest ratably over 11 quarterly periods, while the RSUs granted in 2021 were schedule to vest ratably over eight quarterly periods. Additionally, in the aforementioned aggregate number of performance-based RSUs granted in 2022 were 53,716 RSUs awarded to our former Executive Chairman. The unvested portion of these grants vested in October 2022 in accordance with the disability provisions of the stock incentive plan.

Compensation costs related to our stock-based compensation arrangements for the years ended December 31, 2022, 2021 and 2020 included $45 million, $42 million and $30 million of expense related to our RSUs, respectively. At December 31, 2022, there were $33 million of total unrecognized compensation costs related to RSUs. These costs are expected to be recognized over a weighted average period of 1.8 years.

For certain of the performance-based RSU grants, the number of units that will ultimately vest is subject to adjustment based on the achievement of a market-based condition. The fair value of these RSUs is estimated through the use of a Monte Carlo simulation. Significant inputs used in our valuation of these RSUs included the following:

| | Years Ended December 31, | | |
	2022	2021	2020
Expected volatility	39.6% - 68.1%	65.2% - 79.3%	54.7%
Risk-free interest rate	1.0% - 1.7%	0.1% - 0.6%	1.2%

USPI Management Equity Plan

2015 USPI Management Equity Plan

In 2015, USPI adopted the USPI Holding Company, Inc. 2015 Stock Incentive Plan ("2015 USPI Management Equity Plan") under which it granted non-qualified options to purchase nonvoting shares of USPI's outstanding common stock to eligible plan participants, allowing the recipient to participate in incremental growth in the value of USPI from the applicable grant date. Under the 2015 USPI Management Equity Plan, the total pool of options consisted of approximately 10% of USPI's fully diluted outstanding common stock. Options had an exercise price equal to the estimated fair market value of USPI's common stock on the date of grant. The option awards were structured such that they had a three or four year vesting period in which half of the award vested in equal pro-rata amounts over the applicable vesting period and the remaining half vested at the end of the applicable three or four year period. Any unvested awards were forfeited upon the participant's termination of service with USPI, and vested options were required to have been exercised within 90 days of termination. Once an award was exercised and the requisite holding period met, the participant was eligible to sell the underlying shares to USPI at their estimated fair market value. Payment for USPI's purchase of any eligible nonvoting common shares could be made in cash or in shares of Tenet's common stock.

In February 2020, the 2015 USPI Management Equity Plan and all unvested options granted under the plan were terminated in accordance with the terms of the plan. USPI repurchased all vested options and all shares of USPI stock acquired upon exercise of an option for approximately $35 million.

2020 USPI Management Equity Plan

In February 2020, USPI adopted the USPI Holding Company, Inc. Restricted Stock Plan ("USPI Management Equity Plan") to replace the terminated 2015 USPI Management Equity Plan. Under the USPI Management Equity Plan, USPI grants RSUs representing a contractual right to receive one share of USPI's non-voting common stock in the future. The vesting of RSUs granted under the plan varies based on the terms of the underlying award agreement. Once the requisite holding period is met, during specified times, the participant can sell the underlying shares to USPI at their estimated fair market value. At our sole discretion, the purchase of any non-voting common shares can be made in cash or in shares of Tenet's common stock.

The following table summarizes RSU activity under USPI's management equity plan during the years ended December 31, 2022, 2021 and 2020:

	Restricted Stock Units	Wtd. Avg. Grant Date Fair Value Per Unit
Inception of Plan		
Granted	2,556,353	$ 34.13
Forfeited	(531,297)	$ 34.13
Unvested at December 31, 2020	2,025,056	$ 34.13
Granted	76,990	$ 34.13
Vested	(388,588)	$ 34.13
Forfeited	(218,576)	$ 34.13
Unvested at December 31, 2021	1,494,882	$ 34.13
Vested	(369,691)	$ 34.13
Forfeited	(202,351)	$ 34.13
Unvested at December 31, 2022	**922,840**	**$ 34.13**

USPI did not make any grants under the USPI Management Equity Plan during the year ended December 31, 2022. During the year ended December 31, 2021, USPI granted 76,990 RSUs under its management equity plan. Twenty percent of these RSUs vests on each of the first and second anniversaries of the grant date, and the remaining 60% vests on the third anniversary of the grant date. In 2020, USPI granted 2,556,333 RSUs, 20% of which vest in each of the first three years on the anniversary of the grant date with the remaining 40% vesting on the fourth anniversary of the grant date.

During the years ended December 31, 2022 and 2021, USPI paid $11 million and $9 million, respectively, to repurchase portions of the non-voting common stock shares issued under the USPI management equity plan. No shares were repurchased during the year ended December 31, 2020. At December 31, 2022, there were 98,374 outstanding vested shares of non-voting common stock eligible to be sold to USPI.

At December 31, 2022, 922,840 RSUs were outstanding under USPI's management equity plan, all of which are expected to vest. The accompanying Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020 included $11 million, $13 million and $12 million, respectively, of pre-tax compensation costs related to USPI's management equity plans.

Employee Stock Purchase Plan

We have an employee stock purchase plan under which we are currently authorized to issue up to 4,070,363 shares of common stock to our eligible employees. As of December 31, 2022, there were approximately 2.6 million shares available for issuance under our employee stock purchase plan. Under the terms of the plan, eligible employees may elect to have between 1% and 10% of their base earnings withheld each quarter to purchase shares of our common stock. Shares are purchased at a price equal to 95% of the closing price on the last day of the quarter. The plan requires a one-year holding period for all shares issued. The holding period does not apply upon termination of employment. Under the plan, no individual may purchase, in any year, shares with a fair market value in excess of $25,000. The plan is currently not considered to be compensatory.

We issued the following numbers of shares under our employee stock purchase plan:

| | Years Ended December 31, | | |
	2022	2021	2020
Number of shares	98,498	89,865	254,767
Weighted average price	$ 54.19	$ 63.01	$ 19.97

Employee Retirement Plans

Substantially all of our employees, upon qualification, are eligible to participate in our defined contribution 401(k) plans. Under the plans, employees may contribute a portion of their eligible compensation, which we may match with employer contributions at our discretion. Employer matching contributions will vary depending on which of our subsidiaries employs the participant and whether the employee is covered under a collective bargaining agreement. Plan expenses, primarily related to our contributions to the plans, were $86 million, $98 million and $119 million for the years ended December 31, 2022, 2021 and 2020, respectively. Such amounts are reflected in salaries, wages and benefits in the accompanying Consolidated Statements of Operations.

We maintain three frozen non-qualified defined benefit pension plans ("SERPs") that provide supplemental retirement benefits to certain of our current and former executives. These plans are not funded, and plan obligations for these plans are paid from our working capital. Pension benefits are generally based on years of service and compensation. Upon completing the acquisition of Vanguard Health Systems, Inc. on October 1, 2013, we assumed a frozen qualified defined benefit plan ("DMC Pension Plan") covering substantially all of the employees of our Detroit market that were hired prior to June 1, 2003. The benefits paid under the DMC Pension Plan are primarily based on years of service and final average earnings. During the year ended December 31, 2019, the Society of Actuaries issued a new mortality base table (Pri-2012), which we incorporated into the estimates of our defined benefit plan obligations beginning December 31, 2019. During the year ended December 31, 2020, the Society of Actuaries issued the MP-2020 mortality improvement scale, which we incorporated into the estimates of our defined benefit plan obligations at December 31, 2020. During the year ended December 31, 2021, the Society of Actuaries issued the MP-2021 mortality improvement scale, which we incorporated into the estimates of our defined benefit plan obligations at December 31, 2022 and 2021.

The following tables summarize the balance sheet impact, as well as the benefit obligations, funded status and rate assumptions associated with the SERPs and the DMC Pension Plan based on actuarial valuations prepared:

	December 31,			
	2022		**2021**	
Reconciliation of funded status of plans and the amounts included in the Consolidated Balance Sheets:				
Projected benefit obligations[1]				
Beginning obligations	$	(1,313)	$	(1,429)
Interest cost		(37)		(36)
Actuarial gain		265		42
Benefits paid		83		110
Ending obligations		**(1,002)**		**(1,313)**
Fair value of plans assets				
Beginning plan assets		867		869
Gain (loss) on plan assets		(161)		62
Employer contribution		2		22
Benefits paid		(60)		(86)
Ending plan assets		648		867
Funded status of plans	$	**(354)**	$	**(446)**

(1) The accumulated benefit obligation at December 31, 2022 and 2021 was approximately $1.002 billion and $1.311 billion, respectively.

	December 31,			
	2022		**2021**	
Amounts recognized in the Consolidated Balance Sheets consist of:				
Other current liability	$	(23)	$	(25)
Other long-term liability	$	(331)	$	(421)
Accumulated other comprehensive loss	$	222	$	294
SERP Assumptions:				
Discount rate		5.75 %		3.00 %
Compensation increase rate		3.00 %		3.00 %
Measurement date		December 31, 2022		December 31, 2021
DMC Pension Plan Assumptions:				
Discount rate		5.51 %		2.89 %
Compensation increase rate		Frozen		Frozen
Measurement date		December 31, 2022		December 31, 2021

The components of net periodic benefit costs and related assumptions are as follows:

| | Years Ended December 31, | | | | | |
	2022		2021		2020	
Interest costs	$	37	$	36	$	47
Expected return on plan assets		(42)		(53)		(48)
Amortization of net actuarial loss		9		11		9
Net periodic benefit cost (income)	$	4	$	(6)	$	8
SERP Assumptions:						
Discount rate		3.00 %		2.75 %		3.50 %
Compensation increase rate		3.00 %		3.00 %		3.00 %
Measurement date		January 1, 2022		January 1, 2021		January 1, 2020
Census date		January 1, 2022		January 1, 2021		January 1, 2020
DMC Pension Plan Assumptions:						
Discount rate		2.89 %		2.53 %		3.60 %
Long-term rate of return on assets		5.00 %		6.25 %		6.25 %
Compensation increase rate		Frozen		Frozen		Frozen
Measurement date		January 1, 2022		January 1, 2021		January 1, 2020
Census date		January 1, 2022		January 1, 2021		January 1, 2020

Net periodic benefit costs for the current year are based on assumptions determined at the valuation date of the prior year for the SERPs and the DMC Pension Plan.

We recorded gain (loss) adjustments of $72 million, $61 million and $(32) million in other comprehensive income in the years ended December 31, 2022, 2021 and 2020, respectively, to recognize changes in the funded status of our SERPs and the DMC Pension Plan. Changes in the funded status are recorded as a direct increase or decrease to shareholders' equity through accumulated other comprehensive loss. Net actuarial gains (losses) of $63 million, $50 million and $(41) million were recognized during the years ended December 31, 2022, 2021 and 2020, respectively, and the amortization of net actuarial loss of $9 million, $11 million and $9 million for the years ended December 31, 2022, 2021 and 2020, respectively, were recognized in other comprehensive income. Actuarial gains affecting the benefit obligation during the years ended December 31, 2022, 2021 and 2020 are primarily attributable to changes in the discount rate utilized for the SERP and DMC Pension Plan. Cumulative net actuarial losses totaled $222 million, $294 million and $355 million as of December 31, 2022, 2021 and 2020, respectively. There were no unrecognized prior service costs at December 31, 2022, 2021 and 2020 that had not yet been recognized as components of net periodic benefit cost.

To develop the expected long-term rate of return on plan assets assumption, the DMC Pension Plan considers the current level of expected returns on risk-free investments (primarily government bonds), the historical level of risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns on each asset class. The expected return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

The weighted-average asset allocations by asset category as of December 31, 2022, were as follows:

	Target	Actual
Cash and cash equivalents	— %	1 %
Equity securities	20 %	14 %
Debt securities	73 %	70 %
Alternative investments	7 %	15 %

The DMC Pension Plan assets are invested in public commingled vehicles, segregated separately managed accounts, and private commingled vehicles, all of which are managed by professional investment management firms. The objective for all asset categories is to maximize total return without assuming undue risk exposure. The DMC Pension Plan maintains a well-diversified asset allocation that meets these objectives. The DMC Pension Plan assets are largely comprised of cash and cash equivalents, including but not limited to money market funds and repurchase agreements secured by U.S. Treasury or federal agency obligations, equity securities, including but not limited to the publicly traded shares of U.S. companies with various market capitalizations in addition to international and convertible securities, debt securities including, but not limited to, domestic and foreign government obligations, corporate bonds, and mortgage-backed securities, and alternative investments. Alternative investments is a broadly defined asset category with the objective of diversifying the overall portfolio, complementing traditional equity and fixed-income securities and improving the overall performance consistency of the portfolio. Alternative investments may include, but are not limited to, diversified hedge funds in the form of professionally managed pooled limited partnership investments and investments in private markets via professionally managed pooled limited partnership interests.

In each investment account, the DMC Pension Plan investment managers are responsible for monitoring and reacting to economic indicators, such as gross domestic product, consumer price index and U.S. monetary policy that may affect the performance of their account. The performance of all managers and the aggregate asset allocation are formally reviewed on a quarterly basis. The current asset allocation objective is to maintain a certain percentage within each asset class allowing for deviation within the established range for each asset class. The portfolio is rebalanced on an as-needed basis to keep these allocations within the accepted ranges.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. We consider a security that trades at least weekly to have an active market. Fair values determined by Level 2 inputs utilize data points that are observable, such as quoted prices for similar assets, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The following tables summarize the DMC Pension Plan assets measured at fair value on a recurring basis as of December 31, 2022 and 2021, aggregated by the level in the fair value hierarchy within which those measurements are determined.

	December 31, 2022		Level 1		Level 2		Level 3
Cash and cash equivalents	$	7	$	7	$	—	$	—
Equity securities		89		89		—		—
Debt Securities:							
U.S. government obligations		200		200		—		—
Corporate debt securities		249		249		—		—
Alternative investments:							
Private equity securities		78		—		—		78
Hedge funds		25		—		—		25
	$	648	$	545	$	—	$	103

	December 31, 2021		Level 1		Level 2		Level 3
Cash and cash equivalents	$	11	$	11	$	—	$	—
Equity securities		242		242		—		—
Debt Securities:							
U.S. government obligations		67		67		—		—
Corporate debt securities		448		448		—		—
Alternative investments:							
Private equity securities		57		—		—		57
Real estate securities		16		16		—		—
Hedge funds		26		—		—		26
	$	867	$	784	$	—	$	83

The following table presents the estimated future benefit payments to be made from the SERPs and the DMC Pension Plan, a portion of which will be funded from plan assets, for the next five years and in the aggregate for the five years thereafter:

			Years Ending December 31,										Five Years Thereafter
	Total		2023		2024		2025		2026		2027		
Estimated benefit payments	$	822	$	85	$	85	$	85	$	85	$	84	$	398

The SERP and DMC Pension Plan obligations of $354 million at December 31, 2022 are classified in the accompanying Consolidated Balance Sheet as an other current liability of $23 million and defined benefit plan obligations of $331 million based on an estimate of the expected payment patterns. We expect to make total contributions to the plans of approximately $23 million for the year ending December 31, 2023.

NOTE 11. PROPERTY AND EQUIPMENT

The principal components of property and equipment are shown in the table below:

| | December 31, | |
	2022	2021
Land	$ 661	$ 635
Buildings and improvements	6,646	6,652
Construction in progress	195	166
Equipment	4,748	4,455
Finance lease assets	413	479
	12,663	12,387
Accumulated depreciation and amortization	(6,201)	(5,960)
Net property and equipment	**$ 6,462**	**$ 6,427**

Property and equipment is stated at cost, less accumulated depreciation and amortization and impairment write-downs related to assets held and used. We recognized depreciation expense of $669 million, $667 million and $685 million in the accompanying Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 12. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table provides information on changes in the carrying amount of goodwill:

| | December 31, | |
	2022	2021
Hospital Operations		
Goodwill at beginning of period:		
Goodwill	$ 5,238	$ 5,375
Accumulated impairment losses	(2,430)	(2,430)
	2,808	2,945
Goodwill acquired during the year and purchase price allocation adjustments	1	—
Goodwill transferred from Ambulatory Care segment	—	41
Goodwill related to assets held for sale and disposed	(3)	(178)
Goodwill at end of period	**$ 2,806**	**$ 2,808**
Goodwill at end of period:		
Goodwill	$ 5,236	$ 5,238
Accumulated impairment losses	(2,430)	(2,430)
Goodwill at end of period	**$ 2,806**	**$ 2,808**
Ambulatory Care		
Goodwill at beginning of period	$ 5,848	$ 5,258
Goodwill acquired during the year and purchase price allocation adjustments	866	664
Goodwill transferred to Hospital Operations segment	—	(41)
Goodwill related to assets held for sale and disposed or deconsolidated facilities	(2)	(33)
Goodwill at end of period	**$ 6,712**	**$ 5,848**
Conifer		
Goodwill at beginning of period	$ 605	$ 605
Goodwill at end of period	**$ 605**	**$ 605**

There were no accumulated impairment losses related to the goodwill in our Ambulatory Care and Conifer segments at December 31, 2022 and 2021.

The following tables provide information regarding other intangible assets:

	Gross Carrying Amount		Accumulated Amortization		Net Book Value
At December 31, 2022:					
Other intangible assets with finite useful lives:					
Capitalized software costs	$	1,751	$	(1,206) $	545
Contracts		295		(146)	149
Other		92		(76)	16
Other intangible assets with finite lives		2,138		(1,428)	710
Other intangible assets with indefinite useful lives:					
Trade names		105		—	105
Contracts		603		—	603
Other		6		—	6
Other intangible assets with indefinite lives		714		—	714
Other intangible assets, net	$	2,852	$	(1,428) $	1,424
At December 31, 2021:					
Other intangible assets with finite useful lives:					
Capitalized software costs	$	1,770	$	(1,165) $	605
Contracts		295		(128)	167
Other		95		(81)	14
Total other intangible assets with finite lives		2,160		(1,374)	786
Other intangible assets with indefinite useful lives:					
Trade names		102		—	102
Contracts		602		—	602
Other		7		—	7
Total other intangible assets with indefinite lives		711		—	711
Total other intangible assets	$	2,871	$	(1,374) $	1,497

Estimated future amortization of intangibles with finite useful lives as of December 31, 2022 was as follows:

	Total		Years Ending December 31,									Later Years
			2023		2024		2025		2026		2027	
Amortization of intangible assets	$	710	$	141	$	117	$	98	$	81	$	64	$ 209

We recognized amortization expense of $172 million, $188 million and $172 million in the accompanying Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 13. OTHER ASSETS

The principal components of other current assets in the accompanying Consolidated Balance Sheets were as follows:

	December 31,			
	2022		2021	
Prepaid expenses	$	400	$	252
Contract assets		200		199
California provider fee program receivables		367		370
Receivables from other government programs		187		257
Guarantees		143		104
Non-patient receivables		390		321
Other		88		54
Other current assets	$	1,775	$	1,557

The principal components of investments and other assets in the accompanying Consolidated Balance Sheets were as follows:

	December 31,		
	2022		2021
Marketable securities	$	30	$	9
Equity investments in unconsolidated healthcare entities		1,599		1,806
Total investments		1,629		1,815
Cash surrender value of life insurance policies		37		47
Long-term deposits		56		57
California provider fee program receivables		197		213
Operating lease assets		1,129		1,002
Other long-term receivables and other assets		99		120
Investments and other assets	**$**	**3,147**	**$**	**3,254**

NOTE 14. ACCUMULATED OTHER COMPREHENSIVE LOSS

Our accumulated other comprehensive loss was comprised of the following:

	December 31,		
	2022		2021
Adjustments for defined benefit plans	$	(178)	$	(232)
Foreign currency translation adjustments and other		—		(1)
Unrealized gains on investments		(3)		—
Accumulated other comprehensive loss	**$**	**(181)**	**$**	**(233)**

The income tax expense (benefit) allocated to the adjustments for our defined benefit plans and unrealized gains on investments were approximately $18 million and $(1) million, respectively, for the year ended December 31, 2022, and the income tax expense allocated to the adjustments for our defined benefit plans was $14 million for the year ended December 31, 2021.

NOTE 15. NET OPERATING REVENUES

Net operating revenues for our Hospital Operations and Ambulatory Care segments primarily consist of net patient service revenues, principally for patients covered by Medicare, Medicaid, managed care and other health plans, as well as certain uninsured patients under our *Compact* and other uninsured discount and charity programs. Net operating revenues for our Conifer segment primarily consist of revenues from providing revenue cycle management services to health systems, individual hospitals and physician practices.

The table below shows our sources of net operating revenues from continuing operations:

		Years Ended December 31,				
		2022		**2021**		**2020**
Hospital Operations:						
Net patient service revenues from hospitals and related outpatient facilities:						
Medicare	$	2,369	$	2,615	$	2,695
Medicaid		946		1,254		1,081
Managed care		9,730		9,985		9,022
Uninsured		141		199		162
Indemnity and other		661		706		658
Total		13,847		14,759		13,618
Other revenues(1)		1,214		1,223		1,172
Hospital Operations total prior to inter-segment eliminations		**15,061**		**15,982**		**14,790**
Ambulatory Care		**3,248**		**2,718**		**2,072**
Conifer		**1,316**		**1,267**		**1,306**
Inter-segment eliminations		**(451)**		**(482)**		**(528)**
Net operating revenues	$	**19,174**	$	**19,485**	$	**17,640**

(1) Primarily physician practices revenues.

Adjustments for prior-year cost reports and related valuation allowances, principally related to Medicare and Medicaid, increased revenues in the years ended December 31, 2022, 2021 and 2020 by $10 million, $26 million and $6 million, respectively. Estimated cost report settlements and valuation allowances were included in accounts receivable in the accompanying Consolidated Balance Sheets (see Note 3). We believe that we have made adequate provision for any adjustments that may result from final determination of amounts earned under all the above arrangements with Medicare and Medicaid.

The table below shows the composition of net operating revenues for our Ambulatory Care segment:

		Years Ended December 31,				
		2022		**2021**		**2020**
Net patient service revenues	$	3,115	$	2,604	$	1,960
Management fees		110		86		86
Revenue from other sources		23		28		26
Net operating revenues	$	**3,248**	$	**2,718**	$	**2,072**

The table below shows the composition of net operating revenues for our Conifer segment:

		Years Ended December 31,				
		2022		**2021**		**2020**
Revenue cycle services – Tenet	$	439	$	467	$	514
Revenue cycle services – other customers		786		705		700
Other services – Tenet		12		15		14
Other services – other customers		79		80		78
Net operating revenues	$	**1,316**	$	**1,267**	$	**1,306**

Performance Obligations

The following table includes Conifer's revenue that is expected to be recognized in the future related to performance obligations that are unsatisfied, or partially unsatisfied, at the end of the reporting period. The amounts in the table primarily consist of revenue cycle management fixed fees, which are typically recognized ratably as the performance obligation is satisfied. The estimated revenue does not include volume- or contingency-based contracts, variable-based escalators, performance incentives, penalties or other variable consideration that is considered constrained. Conifer's contract with Catholic Health Initiatives ("CHI"), a minority interest owner of Conifer Health Solutions, LLC, represents the majority of the fixed-fee revenue related to remaining performance obligations. Conifer's contract term with CHI ends December 31, 2032.

			Years Ending December 31,					Later
	Total	2023	2024	2025	2026	2027		Years
Performance obligations	$ 5,729	$ 642	$ 565	$ 565	$ 565	$ 565	$	2,827

NOTE 16. INSURANCE

Property Insurance

We have property, business interruption and related insurance coverage to mitigate the financial impact of catastrophic events or perils that is subject to deductible provisions based on the terms of the policies. These policies are on an occurrence basis. For the policy period April 1, 2022 through March 31, 2023, we have coverage totaling $850 million per occurrence, after deductibles and exclusions, with annual aggregate sub-limits of $100 million for floods, $200 million for earthquakes and a per-occurrence sub-limit of $200 million for named windstorms with no annual aggregate. With respect to fires and other perils, excluding floods, earthquakes and named windstorms, the total $850 million limit of coverage per occurrence applies. Deductibles are 5% of insured values up to a maximum of $25 million for California earthquakes, $25 million for floods and named windstorms, and 2% of insured values for New Madrid fault earthquakes, with a maximum per-claim deductible of $25 million. Floods and certain other covered losses, including fires and other perils, have a minimum deductible of $5 million.

We also purchase cyber liability insurance from third parties. In April 2022, we experienced a cybersecurity incident that temporarily disrupted a subset of our acute care operations and involved the exfiltration of certain confidential company and patient information (the "Cybersecurity Incident"). We estimate that the Cybersecurity Incident had an adverse pre-tax impact of approximately $100 million during the year ended December 31, 2022. This estimate includes the costs to remediate the issues, lost revenues from the associated business interruption and other related expenses. We have filed a claim within our policy limits. Insurance recoveries of $14 million related to this claim were received during the year ended December 31, 2022, $6 million of which were recorded as net operating revenues.

Professional and General Liability Reserves

We are self-insured for the majority of our professional and general liability claims, and we purchase insurance from third-parties to cover catastrophic claims. At both December 31, 2022 and 2021, the aggregate current and long-term professional and general liability reserves in the accompanying Consolidated Balance Sheets was $1.045 billion. These reserves include the reserves recorded by our captive insurance subsidiaries and our self-insured retention reserves recorded based on modeled estimates for the portion of our professional and general liability risks, including incurred but not reported claims, for which we do not have insurance coverage.

Commercial insurance we purchase is subject to per-claim and policy period aggregate limits. If the policy period aggregate limit of any of our policies is exhausted, in whole or in part, it could deplete or reduce the limits available to pay other material claims applicable to that policy period.

Malpractice expense of $276 million, $355 million and $320 million was included in other operating expenses, net, in the accompanying Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020, respectively, of which $74 million, $131 million and $120 million, respectively, related to adverse claims development for prior years.

NOTE 17. CLAIMS AND LAWSUITS

We operate in a highly regulated and litigious industry. Healthcare companies are subject to numerous investigations by various governmental agencies. Further, private parties have the right to bring qui tam or "whistleblower" lawsuits against companies that allegedly submit false claims for payments to, or improperly retain overpayments from, the government and, in some states, private payers. We and our subsidiaries have received inquiries in recent years from government agencies, and we may receive similar inquiries in future periods. We are also subject to class action lawsuits, employment-related claims and other legal actions in the ordinary course of business. Some of these actions may involve large demands, as well as substantial defense costs. We cannot predict the outcome of current or future legal actions against us or the effect that judgments or settlements in such matters may have on us.

We record accruals for estimated losses relating to claims and lawsuits when available information indicates that a loss is probable and we can reasonably estimate the amount of the loss or a range of loss. Significant judgment is required in both the determination of the probability of a loss and the determination as to whether a loss is reasonably estimable. These determinations are updated at least quarterly and are adjusted to reflect the effects of negotiations, settlements, rulings, advice of legal counsel and technical experts, and other information and events pertaining to a particular matter, but are subject to significant uncertainty regarding numerous factors that could affect the ultimate loss levels. If a loss on a material matter is reasonably possible and estimable, we disclose an estimate of the loss or a range of loss. In cases where we have not disclosed an estimate, we have concluded that the loss is either not reasonably possible or the loss, or a range of loss, is not reasonably estimable, based on available information. Given the inherent uncertainties associated with these matters, especially those involving governmental agencies, and the indeterminate damages sought in some cases, we are unable to predict the ultimate liability we may incur from these matters, and an adverse outcome in one or more of these matters could be material to our results of operations or cash flows for any particular reporting period.

Government Investigation of Detroit Medical Center

Detroit Medical Center ("DMC") is subject to an ongoing investigation commenced in October 2017 by the U.S. Attorney's Office for the Eastern District of Michigan and the Civil Division of the U.S. Department of Justice ("DOJ") for potential violations of the Stark law, the Medicare and Medicaid anti-kickback and antifraud and abuse amendments codified under Section 1128B(b) of the Social Security Act, and the federal False Claims Act related to DMC's employment of nurse practitioners and physician assistants ("Mid-Level Practitioners") from 2006 through 2017. As previously disclosed, a media report was published in August 2017 alleging that 14 Mid-Level Practitioners were terminated by DMC earlier in 2017 due to compliance concerns. The DOJ issued a civil investigative demand to DMC for documents and interrogatories in September 2021. In January 2023, we reached a settlement in principle with the DOJ to resolve this matter, subject to certain conditions, and were fully reserved for such potential settlement at December 31, 2022.

Other Matters

In July 2019, certain of the entities that purchased the operations of Hahnemann University Hospital and St. Christopher's Hospital for Children in Philadelphia from us commenced Chapter 11 bankruptcy proceedings. In the three months ended December 31, 2021, we established a reserve of $23 million for certain obligations related to the sale of the hospitals and the subsequent bankruptcy proceedings of the buyers. In the six months ended June 30, 2022, we made advance payments of approximately $1 million. In the three months ended September 30, 2022, the bankruptcy court approved a final settlement among the parties, and we made the remaining $22 million in payments to fully resolve this matter.

We are also subject to claims and lawsuits arising in the ordinary course of business, including potential claims related to, among other things, the care and treatment provided at our hospitals and outpatient facilities, the application of various federal and state labor and privacy laws, tax audits and other matters. Although the results of these claims and lawsuits cannot be predicted with certainty, we believe that the ultimate resolution of these ordinary course claims and lawsuits will not have a material effect on our business or financial condition.

New claims or inquiries may be initiated against us from time to time. These matters could (1) require us to pay substantial damages or amounts in judgments or settlements, which, individually or in the aggregate, could exceed amounts, if any, that may be recovered under our insurance policies where coverage applies and is available, (2) cause us to incur substantial expenses, (3) require significant time and attention from our management, and (4) cause us to close or sell hospitals or otherwise modify the way we conduct business.

The following table presents reconciliations of the beginning and ending liability balances in connection with legal settlements and related costs recorded in continuing operations:

	Balances at Beginning of Period	Litigation and Investigation Costs	Cash Payments	Other	Balances at End of Period
Year Ended December 31, 2022	$ 78	$ 70	$ (100)	$ 3	$ 51
Year Ended December 31, 2021	$ 26	$ 116	$ (59)	$ (5)	$ 78
Year Ended December 31, 2020	$ 86	$ 44	$ (108)	$ 4	$ 26

NOTE 18. REDEEMABLE NONCONTROLLING INTERESTS IN EQUITY OF CONSOLIDATED SUBSIDIARIES

Our put/call agreement (the "Baylor Put/Call Agreement") with Baylor contained put and call options with respect to the 5% ownership interest Baylor held in USPI until June 30, 2022. The Baylor Put/Call Agreement gave Baylor the option to annually put up to one-third of its total shares in USPI (the "Baylor Shares") over a period of three years beginning in 2021. We had the right to call the difference between the number of shares Baylor put each year and the maximum number of shares it could have put. Based on the nature of the Baylor Put/Call Agreement, Baylor's minority interest in USPI was classified as a redeemable noncontrolling interest in the accompanying Consolidated Balance Sheet at December 31, 2021. During the years ended December 31, 2022 and 2021, we recognized accretion totaling $102 million and $8 million, respectively, and a corresponding decrease in additional paid-in capital related to Baylor's minority interest in USPI.

In each of 2021 and 2022, we notified Baylor of our intention to exercise our call option to purchase 33.3% of the Baylor Shares for that year (66.6% in total). In June 2022, we entered into an agreement with Baylor (the "Share Purchase Agreement") to complete the purchase of the Baylor Shares we called in 2021 and 2022 and to accelerate the acquisition of the remaining Baylor Shares eligible to be put/called in 2023. Under the terms of the Share Purchase Agreement, we agreed to pay Baylor $406 million to buy its entire 5% voting ownership interest in USPI. We paid $11 million upon execution of the Share Purchase Agreement and are obligated to make 35 additional non-interest bearing monthly payments of approximately $11 million, which payments commenced in August 2022. We recorded the present value of the purchase price as a liability on our balance sheet, with an offset to redeemable noncontrolling interest of $365 million for the carrying amount of the shares and $23 million to additional paid-in capital for the difference between the carrying value and present value of the purchase price for the shares. At December 31, 2022, we had liabilities of $135 million recorded in other current liabilities and $190 million in other long-term liabilities in the accompanying Consolidated Balance Sheet for the purchase of these shares.

The following table shows the changes in redeemable noncontrolling interests in equity of consolidated subsidiaries:

| | December 31, | | | |
	2022		2021	
Balances at beginning of period	$	2,203	$	1,952
Net income		348		336
Distributions paid to noncontrolling interests		(331)		(217)
Accretion of redeemable noncontrolling interests		104		11
Purchases and sales of businesses and noncontrolling interests, net		(175)		121
Balances at end of period	$	2,149	$	2,203

The following tables show the composition by segment of our redeemable noncontrolling interests balances, as well as our net income available to redeemable noncontrolling interests:

| | December 31, | | | |
	2022		2021	
Hospital Operations	$	233	$	297
Ambulatory Care		1,357		1,425
Conifer		559		481
Redeemable noncontrolling interests	$	2,149	$	2,203

| | Years Ended December 31, | | | | | |
	2022		2021		2020	
Hospital Operations	$	23	$	24	$	(33)
Ambulatory Care		248		243		153
Conifer		77		69		66
Net income available to redeemable noncontrolling interests	$	348	$	336	$	186

NOTE 19. INCOME TAXES

The provision for income taxes for continuing operations for the years ended December 31, 2022, 2021 and 2020 consisted of the following:

| | Years Ended December 31, | | |
	2022	2021	2020
Current tax expense:			
Federal	$ 78	$ 50	$ —
State	57	111	30
	135	161	30
Deferred tax expense (benefit):			
Federal	174	267	(131)
State	35	(17)	4
	209	250	(127)
	$ 344	$ 411	$ (97)

A reconciliation between the amount of reported income tax expense (benefit) and the amount computed by multiplying income from continuing operations before income taxes by the statutory federal tax rate is presented below. Foreign pre-tax loss was $8 million, $5 million and $13 million for the years ended December 31, 2022, 2021 and 2020, respectively.

| | Years Ended December 31, | | |
	2022	2021	2020
Tax expense at statutory federal rate of 21%	$ 282	$ 396	$ 141
State income taxes, net of federal income tax benefit	64	77	33
Tax benefit attributable to noncontrolling interests	(122)	(114)	(75)
Nondeductible goodwill	1	35	—
Nondeductible executive compensation	10	8	6
Nondeductible litigation costs	—	1	—
Expired charitable contribution carryforward	—	—	1
Stock-based compensation tax benefit	(6)	(5)	(2)
Changes in valuation allowance	120	2	(226)
Prior-year provision to return adjustments and other changes in deferred taxes	(12)	8	14
Other items	7	3	10
Income tax expense (benefit)	$ 344	$ 411	$ (97)

A change in the business interest expense disallowance rules took effect in 2022, resulting in a larger amount of interest disallowance compared to prior years.

The COVID Acts included a significant number of tax provisions applicable to individuals and businesses. For businesses, the COVID Acts made changes to the U.S. tax code relating to, among other things: (1) the business interest expense disallowance rules for 2019 and 2020; (2) net operating loss rules; (3) charitable contribution limitations; and (4) the realization of corporate alternative minimum tax credits. As a result of the change in the business interest expense disallowance rules, we recorded an income tax benefit of $88 million during the year ended December 31, 2020 to decrease the valuation allowance for interest expense carryforwards due to the additional deduction of interest expense.

In September 2020, we filed an application with the Internal Revenue Service ("IRS") to change our method of accounting for certain capitalized costs on our 2019 tax return. This change in tax accounting method resulted in additional interest expense being allowed on the 2019 and 2020 tax returns. We reduced our valuation allowance by an additional $126 million in the year ended December 31, 2020 related to the change in accounting method.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The following table discloses those significant components of our deferred tax assets and liabilities, including any valuation allowance:

| | December 31, 2022 | | December 31, 2021 | |
	Assets	Liabilities	Assets	Liabilities
Depreciation and fixed-asset differences	$ —	$ 436	$ —	$ 532
Reserves related to discontinued operations and restructuring charges	5	—	2	—
Receivables (doubtful accounts and adjustments)	246	—	215	—
Medicare advance payments	—	—	209	—
Accruals for retained insurance risks	227	—	234	—
Intangible assets	—	416	—	396
Other long-term liabilities	27	—	23	—
Benefit plans	207	—	242	—
Other accrued liabilities	30	—	56	—
Investments and other assets	—	112	—	92
Interest expense limitation	133	—	10	—
Net operating loss carryforwards	74	—	99	—
Stock-based compensation	13	—	12	—
Right-of-use lease assets and obligations	192	173	208	208
Other items	11	49	48	44
	1,165	**1,186**	**1,358**	**1,272**
Valuation allowance	(177)	—	(57)	—
	$ **988**	$ **1,186**	$ **1,301**	$ **1,272**

Below is a reconciliation of the deferred tax assets and liabilities and the corresponding amounts reported in the accompanying Consolidated Balance Sheets.

| | December 31, | |
	2022	2021
Deferred income tax assets	$ 19	$ 65
Deferred tax liabilities	(217)	(36)
Net deferred tax asset (liability)	$ **(198)**	$ **29**

During the year ended December 31, 2022, the valuation allowance increased by $120 million, including an increase of $123 million due to limitations on the tax deductibility of interest expense, a decrease of $1 million due to the expiration or worthlessness of unutilized net operating loss carryovers, and a decrease of $2 million due to changes in the expected realizability of deferred tax assets. The balance in the valuation allowance as of December 31, 2022 was $177 million. During the year ended December 31, 2021, the valuation allowance increased by $2 million, including an increase of $2 million due to limitations on the tax deductibility of interest expense, a decrease of $2 million due to the expiration or worthlessness of unutilized state net operating loss carryovers, and an increase of $2 million due to changes in the expected realizability of deferred tax assets. The remaining balance in the valuation allowance at December 31, 2021 was $57 million. During the year ended December 31, 2020, the valuation allowance decreased by $226 million, including a decrease of $211 million due to limitations on the tax deductibility of interest expense, a decrease of $1 million due to the expiration or worthlessness of unutilized net operating loss carryovers, and a decrease of $14 million due to changes in expected realizability of deferred tax assets. The remaining balance in the valuation allowance as of December 31, 2020 was $55 million. Deferred tax assets relating to interest expense limitations under Internal Revenue Code Section 163(j) have a full valuation allowance because the interest expense carryovers are not expected to be utilized in the foreseeable future.

We account for uncertain tax positions in accordance with FASB ASC 740-10-25, which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The following table summarizes the total changes in unrecognized tax benefits in continuing operations during the years ended December 31, 2022, 2021 and 2020. There were no such changes in discontinued operations. The additions and reductions for tax positions include the impact of items for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductions. Such amounts include unrecognized tax benefits that have impacted deferred tax assets and liabilities at December 31, 2022, 2021 and 2020.

	Continuing Operations
Balance At December 31, 2019	$ 31
Reductions due to a lapse of statute of limitations	—
Balance At December 31, 2020	$ 31
Reductions due to a lapse of statute of limitations	3
Balance At December 31, 2021	$ 34
Increases due to tax positions taken in prior periods	—
Balance At December 31, 2022	$ 34

The total amount of unrecognized tax benefits as of December 31, 2022 was $34 million, of which $32 million, if recognized, would affect our effective tax rate and income tax benefit from continuing operations. In the year ended December 31, 2022, there was no change in our estimated liabilities for uncertain tax positions, net of related deferred tax effects. The total amount of unrecognized tax benefits as of December 31, 2021 was $34 million, of which $32 million, if recognized, would affect our effective tax rate and income tax benefit from continuing operations. Income tax expense in the year ended December 31, 2021 included expense of $3 million in continuing operations attributable to an increase in our estimated liabilities for uncertain tax positions, net of related deferred tax effects. The total amount of unrecognized tax benefits as of December 31, 2020 was $31 million, of which $29 million, if recognized, would affect our effective tax rate and income tax benefit from continuing operations. In the year ended December 31, 2020, there was no change in our estimated liabilities for uncertain tax positions.

Our practice is to recognize interest and penalties related to income tax matters in income tax expense in our consolidated statements of operations. Approximately $1 million of interest and penalties related to accrued liabilities for uncertain tax positions are included in the accompanying Consolidated Statement of Operations for the year ended December 31, 2022. Total accrued interest or penalties on unrecognized tax benefits as of December 31, 2022 was $1 million.

The IRS has completed audits of our tax returns for all tax years ended on or before December 31, 2007. All disputed issues with respect to these audits have been resolved and all related tax assessments (including interest) have been paid. Our tax returns for years ended after December 31, 2007 and USPI's tax returns for years ended after December 31, 2018 remain subject to audit by the IRS.

As of December 31, 2022, no significant changes in unrecognized federal and state tax benefits are expected in the next 12 months as a result of the settlement of audits, the filing of amended tax returns or the expiration of statutes of limitations.

At December 31, 2022, our carryforwards available to offset future taxable income consisted of (1) federal net operating loss ("NOL") carryforwards of approximately $100 million pre-tax, $40 million of which expires in 2024 to 2037 and $60 million of which has no expiration date, (2) charitable contribution carryforwards of approximately $45 million expiring in 2025 through 2027 and (3) state NOL carryforwards of approximately $3.106 billion expiring in 2023 through 2042 for which the associated deferred tax benefit, net of valuation allowance and federal tax impact, is $42 million. Our ability to utilize NOL carryforwards to reduce future taxable income may be limited under Section 382 of the Internal Revenue Code if certain ownership changes in our company occur during a rolling three-year period. These ownership changes include purchases of common stock under share repurchase programs, the offering of stock by us, the purchase or sale of our stock by 5% shareholders, as defined in the Treasury regulations, or the issuance or exercise of rights to acquire our stock. If such ownership changes by 5% shareholders result in aggregate increases that exceed 50 percentage points during the three-year period, then Section 382 imposes an annual limitation on the amount of our taxable income that may be offset by the NOL carryforwards or tax credit carryforwards at the time of ownership change.

NOTE 20. EARNINGS PER COMMON SHARE

The following table is a reconciliation of the numerators and denominators of our basic and diluted earnings per common share calculations for our continuing operations. Net income available to our common shareholders is expressed in millions and weighted average shares are expressed in thousands.

	Net Income Available to Common Shareholders (Numerator)		Weighted Average Shares (Denominator)	Per-Share Amount	
Year Ended December 31, 2022					
Net income available to Tenet Healthcare Corporation common shareholders for basic earnings per share	$	410	106,929	$	3.83
Effect of dilutive stock options, restricted stock units, deferred compensation units, convertible instruments and dividends on preferred stock		8	3,587		(0.05)
Net income available to Tenet Healthcare Corporation common shareholders for diluted earnings per share	**$**	**418**	**110,516**	**$**	**3.78**
Year Ended December 31, 2021					
Net income available to Tenet Healthcare Corporation common shareholders for basic earnings per share	$	915	106,833	$	8.56
Effect of dilutive stock options, restricted stock units and deferred compensation units		—	1,738		(0.13)
Net income available to Tenet Healthcare Corporation common shareholders for diluted earnings per share	**$**	**915**	**108,571**	**$**	**8.43**
Year Ended December 31, 2020					
Net income available to Tenet Healthcare Corporation common shareholders for basic loss per share	$	399	105,010	$	3.80
Effect of dilutive stock options, restricted stock units and deferred compensation units		—	1,253		(0.05)
Net income available to Tenet Healthcare Corporation common shareholders for diluted loss per share	**$**	**399**	**106,263**	**$**	**3.75**

During the year ended December 31, 2022, our convertible instruments consisted of an agreement related to the ownership interest in a Hospital Operations segment joint venture and RSUs issued under the USPI Management Equity Plan. Prior to our purchase of all of the shares underlying the Baylor Put/Call Agreement in June 2022, that agreement was also included in our convertible instruments. Additional information about the RSUs issued under the USPI Management Equity Plan and our purchase of the shares underlying the Baylor Put/Call Agreement is included in Notes 10 and 18, respectively.

NOTE 21. FAIR VALUE MEASUREMENTS

We are required to provide additional disclosures about fair value measurements as part of our financial statements for each major category of assets and liabilities measured at fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities, which generally are not applicable to non-financial assets and liabilities. Fair values determined by Level 2 inputs utilize data points that are observable, such as definitive sales agreements, appraisals or established market values of comparable assets. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability, such as internal estimates of future cash flows.

Non-Recurring Fair Value Measurements

Our non-financial assets and liabilities not permitted or required to be measured at fair value on a recurring basis typically relate to long-lived assets held and used, long-lived assets held for sale and goodwill. As discussed in Note 6, we recognized an impairment charge of $82 million to write down certain long-lived assets located in one of our markets to their estimated fair value during the year ended December 31, 2022. Based on our evaluation, we estimated the fair value of the long-lived assets to be $167 million. The inputs used to establish this fair value are considered to be Level 2 inputs, which include inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly.

Financial Instruments

The fair value of our long-term debt (except for borrowings under the Credit Agreement) is based on quoted market prices (Level 1). The inputs used to establish the fair value of the borrowings outstanding under the Credit Agreement are considered to be Level 2 inputs. At December 31, 2022 and 2021, the estimated fair value of our long-term debt was approximately 92.8% and 103.3%, respectively, of the carrying value of the debt.

NOTE 22. ACQUISITIONS

In July 2022, we acquired controlling ownership interests in 19 fully operational ambulatory surgery centers and three centers then in development from United Urology Group. We paid $104 million, net of cash acquired, for our ownership interests in these facilities and recognized goodwill of $316 million. The aggregate acquisition date fair value of the non-controlling interests in the facilities we acquired was $223 million. The acquisition of these facilities provided us with access to new markets and further diversified our ambulatory care services portfolio.

We acquired controlling interests in an additional 11 ambulatory surgery centers through a series of transactions during the year ended December 31, 2022. We paid an aggregate purchase price of $65 million, net of cash acquired, for these facilities. During 2022, we also acquired controlling interests in 23 ambulatory surgery centers in which we previously owned a noncontrolling interest for an aggregate purchase price of $65 million.

In December 2021, subsidiaries of USPI acquired ownership interests in 86 ambulatory surgery centers and related ambulatory support services (collectively, the "2021 SCD Centers") from Surgical Center Development #3, LLC and Surgical Center Development #4, LLC ("SCD"). Of these, we acquired controlling interests in 15 ambulatory surgery centers, noncontrolling interests in 57 centers and interests in 14 centers still in the development stage. The newly acquired facilities augmented our Ambulatory Care segment's existing musculoskeletal service line and expanded the number of markets it serves. We made a cash payment of $1.125 billion, net of cash acquired, to acquire these facilities.

In addition to the 2021 SCD Centers, we paid an aggregate purchase price of $74 million to acquire controlling interests in 11 outpatient businesses and various physician practices during the year ended December 31, 2021. During 2021, we also acquired controlling interests in three surgical hospitals and two ambulatory surgery centers in which we previously owned a noncontrolling interest for $21 million.

In December 2020, USPI acquired controlling interests in 45 ambulatory surgery centers (collectively, the "2020 SCD Centers") from SurgCenter Development and physician owners. The fair value of the consideration conveyed for the 2020 SCD Centers was $1.115 billion, consisting of a cash payment of $1.097 billion, fully funded using cash on hand, and the assumption of $18 million of center-level debt.

In addition to the 2020 SCD Centers, we acquired ownership interests in 10 outpatient businesses (all of which are in our Ambulatory Care segment), and various physician practices during the year ended December 31, 2020. The aggregate purchase price for these acquisitions was $80 million.

We are required to allocate the purchase prices of acquired businesses to assets acquired or liabilities assumed and, if applicable, noncontrolling interests based on their fair values. The excess of the purchase price allocated over those fair values is recorded as goodwill. The purchase price allocations for certain acquisitions completed in 2022 are preliminary. We are in process of assessing working capital balances as well as obtaining and evaluating valuations of the acquired property and equipment, management contracts and other intangible assets, and noncontrolling interests. Therefore, those purchase price allocations, including goodwill, recorded in the accompanying consolidated financial statements are subject to adjustment once the assessments and valuation work are completed and evaluated. Such adjustments will be recorded as soon as practical and within the measurement period as defined by the accounting literature. During the year ended December 31, 2022, we adjusted the initial purchase allocation of certain acquisitions completed in 2021 based on the results of completed valuations. These adjustments resulted in a net increase in goodwill of $7 million.

Preliminary or final purchase price allocations for all the acquisitions made during the years ended December 31, 2022, 2021 and 2020 are as follows:

	Years Ended December 31,					
		2022		2021		2020
Current assets	$	38	$	59	$	67
Property and equipment		54		88		63
Other intangible assets		2		8		14
Goodwill		860		664		1,581
Other long-term assets		99		796		38
Previously held equity method investments		(207)		(43)		—
Current liabilities		(41)		(25)		(45)
Long-term liabilities		(118)		(70)		(43)
Redeemable noncontrolling interests in equity of consolidated subsidiaries		(180)		(139)		(478)
Noncontrolling interests		(273)		(95)		(20)
Cash paid, net of cash acquired		(234)		(1,220)		(1,177)
Gains on consolidations	$	—	$	23	$	—

All of the facilities described above are included in our Ambulatory Care segment. The majority of the goodwill generated from our 2022 acquisitions will not be deductible for income tax purposes; however, the majority of the goodwill generated from our 2021 and 2020 transactions will be. The goodwill generated from these transactions can be attributed to the benefits that we expect to realize from operating efficiencies and growth strategies. Approximately $14 million, $20 million and $14 million in transaction costs related to prospective and closed acquisitions were expensed during the years ended December 31, 2022, 2021 and 2020, respectively, and are included in impairment and restructuring charges, and acquisition-related costs in the accompanying Consolidated Statements of Operations.

During the year ended December 31, 2021, we recognized gains totaling $23 million associated with stepping up our ownership interests in previously held equity investments, which we began consolidating after we acquired controlling interests. No such gains or losses were recognized in the years ended December 31, 2022 or 2020.

Pro Forma Information - Unaudited

The following table provides certain pro forma information for Tenet as if the 2021 SCD Centers acquisition had occurred at the beginning of the year ended December 31, 2020:

	Year Ended December 31,			
		2021		2020
Net operating revenues	$	19,627	$	17,752
Equity in earnings of unconsolidated affiliates	$	258	$	192
Net income available to Tenet Healthcare Corporation common shareholders	$	941	$	416
Diluted earnings per share available to Tenet Healthcare Corporation common shareholders	$	8.66	$	3.92

NOTE 23. SEGMENT INFORMATION

Our business consists of our Hospital Operations segment, our Ambulatory Care segment and our Conifer segment. The factors for determining the reportable segments include the manner in which management evaluates operating performance combined with the nature of the individual business activities.

Our Hospital Operations segment is comprised of acute care and specialty hospitals, imaging centers, ancillary outpatient facilities, micro-hospitals and physician practices. At December 31, 2022, our subsidiaries operated 61 hospitals serving primarily urban and suburban communities in nine states, including the new acute care hospital we opened in September 2022 in South Carolina. On April 1, 2021, we transferred 24 imaging centers from our Ambulatory Care segment to our Hospital Operations segment. The total assets associated with the imaging centers transferred to our Hospital Operations segment constituted less than 1% of our consolidated total assets at March 31, 2021. Also in April 2021, we completed the sale of the majority of the urgent care centers then held by our Hospital Operations segment to an unaffiliated urgent care provider. In addition, we completed the sale of the Miami Hospitals in August 2021, all of which were held by our Hospital Operations segment.

Our Ambulatory Care segment is comprised of the operations of USPI. At December 31, 2022, USPI had ownership interests in 442 ambulatory surgery centers (300 consolidated) and 24 surgical hospitals (eight consolidated) in 35 states. In April 2021, we completed the sale of 40 urgent care centers then held by our Ambulatory Care segment to an unaffiliated urgent care provider and, as noted above, transferred 24 imaging centers from our Ambulatory Care segment to our Hospital Operations segment. Effective June 30, 2022, we purchased all of the shares previously held by Baylor in USPI for $406 million, which increased our ownership interest in USPI's voting shares from 95% to 100%. See Note 18 for additional information about this transaction.

Our Conifer segment provides revenue cycle management and value-based care services to hospitals, health systems, physician practices, employers and other clients. At December 31, 2022, Conifer provided services to approximately 660 Tenet and non-Tenet hospitals and other clients nationwide. We have entered into an agreement documenting the terms and conditions of various services Conifer provides to Tenet hospitals ("RCM Agreement"), as well as an agreement documenting certain administrative services our Hospital Operations segment provides to Conifer. In March 2021, we entered into a month-to-month agreement amending the RCM Agreement effective January 1, 2021 ("Amended RCM Agreement") to update certain terms and conditions related to the revenue cycle management services Conifer provides to Tenet hospitals. We believe the pricing terms for the services provided under the Amended RCM Agreement are commercially reasonable and consistent with estimated third-party terms. At December 31, 2022, we owned approximately 76% of Conifer Health Solutions, LLC, which is Conifer's principal subsidiary.

The following tables include amounts for each of our reportable segments and the reconciling items necessary to agree to amounts reported in the accompanying Consolidated Balance Sheets and Consolidated Statements of Operations, as applicable:

		December 31,				
		2022		**2021**		**2020**
Assets:						
Hospital Operations	$	15,682	$	17,173	$	18,048
Ambulatory Care		10,557		9,473		8,048
Conifer		917		933		1,010
Total	**$**	**27,156**	**$**	**27,579**	**$**	**27,106**

		Years Ended December 31,				
		2022		**2021**		**2020**
Capital expenditures:						
Hospital Operations	$	668	$	578	$	467
Ambulatory Care		75		66		51
Conifer		19		14		22
Total	**$**	**762**	**$**	**658**	**$**	**540**
Net operating revenues:						
Hospital Operations total prior to inter-segment eliminations	$	15,061	$	15,982	$	14,790
Ambulatory Care		3,248		2,718		2,072
Conifer						
Tenet		451		482		528
Other clients		865		785		778
Total Conifer revenues		1,316		1,267		1,306
Inter-segment eliminations		(451)		(482)		(528)
Total	**$**	**19,174**	**$**	**19,485**	**$**	**17,640**
Equity in earnings of unconsolidated affiliates:						
Hospital Operations	$	10	$	25	$	6
Ambulatory Care		206		193		163
Total	**$**	**216**	**$**	**218**	**$**	**169**

		Years Ended December 31,				
		2022		2021		2020
Adjusted EBITDA:						
Hospital Operations	$	1,777	$	1,931	$	1,911
Ambulatory Care		1,327		1,197		868
Conifer		365		355		367
Total	**$**	**3,469**	**$**	**3,483**	**$**	**3,146**
Depreciation and amortization:						
Hospital Operations	$	692	$	722	$	739
Ambulatory Care		112		95		81
Conifer		37		38		37
Total	**$**	**841**	**$**	**855**	**$**	**857**
Adjusted EBITDA	**$**	**3,469**	**$**	**3,483**	**$**	**3,146**
Income (loss) from divested and closed businesses		—		(1)		20
Depreciation and amortization		(841)		(855)		(857)
Impairment and restructuring charges, and acquisition-related costs		(226)		(85)		(290)
Litigation and investigation costs		(70)		(116)		(44)
Interest expense		(890)		(923)		(1,003)
Loss from early extinguishment of debt		(109)		(74)		(316)
Other non-operating income, net		10		14		1
Gains on sales, consolidation and deconsolidation of facilities		1		445		14
Income from continuing operations, before income taxes	**$**	**1,344**	**$**	**1,888**	**$**	**671**

NOTE 24. RECENT ACCOUNTING STANDARDS

Recently Issued Accounting Standards

The FASB issued ASU 2022-03, "Fair Value Measurement (Topic 820) – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions" ("ASU 2022-03") in June 2022. Through ASU 2022-03 the FASB clarified that an entity should measure the fair value of an equity security subject to contractual sale restriction the same way it measures an identical equity security that is not subject to such a restriction. Under this approach the contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, should not affect its fair value. ASU 2022-03 also enhanced the disclosure requirements related to these instruments. The ASU is effective for public entities for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, and early adoption is permitted. For non-investment companies, ASU 2022-03 will be applied prospectively with adjustments resulting from the initial adoption recognized in earnings and disclosed.

The amendments in ASU 2022-03 primarily affect the RSUs granted to our non-employee directors as part of their annual compensation, which vest immediately but cannot be sold until a three-year holding period has lapsed. Upon adoption, we expect to recognize an immaterial amount of incremental stock compensation expense related to these awards.

In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805) – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers" ("ASU 2021-08"). The standard addresses diversity in practice related to the recognition and measurement of contract assets and contract liabilities acquired in a business combination. The guidance requires an acquirer to recognize and measure contract assets and liabilities acquired in a business combination in accordance with Topic 606 – Revenue from Contracts with Customers as if the acquirer had originated the contracts, as opposed to at their fair value on the acquisition date. ASU 2021-08 is effective for us beginning in 2023, with early adoption permitted. We are currently evaluating the impact of this standard to our financial statements.

Recently Adopted Accounting Standards

As further discussed in Note 1, we adopted ASU 2020-06 effective January 1, 2022 and adopted ASU 2016-13 effective January 1, 2020. We applied the modified retrospective transition approach as of the period of adoption for both ASU 2020-06 and ASU 2016-13.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report. The evaluation was performed under the supervision and with the participation of management, including our chief executive officer and chief financial officer. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective to ensure that material information is recorded, processed, summarized and reported by management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the SEC rules thereunder.

Management's report on internal control over financial reporting is set forth on page 79 and is incorporated herein by reference. The independent registered public accounting firm that audited the financial statements included in this report has issued an attestation report on our internal control over financial reporting as set forth on page 80 herein.

Management has evaluated the changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2022. In that period, management migrated our primary payroll processing system to a new human resource management system. We have appropriately considered the potential impact to our control design and related tests of operating effectiveness of internal control over financial reporting as of December 31, 2022.

Other than as described above, there were no changes to our internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item regarding the identity and business experience of our directors is set forth under the subsections "Nominees for Election to the Board of Directors," "Director Nomination and Qualifications" and "Director Nominees' Qualifications and Experience" under the heading "Proposal 1 – Election of Directors," and the information required by this Item regarding the identity and business experience of our executive officers is set forth under the heading "Executive Officers," in each case in the definitive proxy materials we will file in connection with our 2023 Annual Meeting of Shareholders. All such information is incorporated herein by reference in accordance with General Instruction G(3) to Form 10-K.

Information on our Audit Committee and Audit Committee Financial Experts required by this Item is set forth under the caption "Corporate Governance and Board Practices – Committees" in the definitive proxy materials we will file in connection with our 2023 Annual Meeting of Shareholders and is incorporated herein by reference in accordance with General Instruction G(3) to Form 10-K.

Information concerning our Code of Conduct, by which all of our employees and officers, including our chief executive officer, chief financial officer and principal accounting officer, are required to abide appears under Item 1, Business – Compliance and Ethics, of Part I of this report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is set forth under the headings "Executive Compensation Tables," "Corporate Governance and Board Practices – Committees – HR Committee Interlocks and Insider Participation" and "Human Resources Committee Report" in the definitive proxy materials we will file in connection with our 2023 Annual Meeting of Shareholders and is incorporated herein by reference in accordance with General Instruction G(3) to Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information about security ownership of certain beneficial owners required by this Item is set forth under the headings "Securities Ownership" and "Securities Authorized for Issuance Under Equity Compensation Plans" in the definitive proxy materials we will file in connection with our 2023 Annual Meeting of Shareholders and is incorporated herein by reference in accordance with General Instruction G(3) to Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is set forth under the headings "Corporate Governance and Board Practices – Certain Relationships and Related Person Transactions" and "Proposal 1 – Election of Directors – Director Nominees' Qualifications and Experience – Director Independence" in the definitive proxy materials we will file in connection with our 2023 Annual Meeting of Shareholders and is incorporated herein by reference in accordance with General Instruction G(3) to Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is set forth under the heading "Proposal 4 – Ratification of the Selection of Independent Registered Public Accountants" in the definitive proxy materials we will file in connection with our 2023 Annual Meeting of Shareholders and is incorporated herein by reference in accordance with General Instruction G(3) to Form 10-K.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

FINANCIAL STATEMENTS

The Consolidated Financial Statements and notes thereto can be found on pages 83 through 130.

FINANCIAL STATEMENT SCHEDULES

Schedule II—Valuation and Qualifying Accounts (included on page 141).

All other schedules and financial statements of the Registrant are omitted because they are not applicable or not required or because the required information is included in the Consolidated Financial Statements or notes thereto.

EXHIBITS

Unless otherwise indicated, the following exhibits are filed with this report:

(3)   Articles of Incorporation and Bylaws

    (a)   Amended and Restated Articles of Incorporation of the Registrant, as amended and restated May 8, 2008 (Incorporated by reference to Exhibit 3(a) to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed August 5, 2008)

    (b)   Certificate of Change Pursuant to NRS 78.209, filed with the Nevada Secretary of State effective October 10, 2012 (Incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K filed October 11, 2012)

    (c)   Amended and Restated Bylaws of the Registrant, as amended and restated effective January 3, 2019 (Incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K filed January 7, 2019)

(4)   Instruments Defining the Rights of Security Holders, Including Indentures

    (a)   Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

    (b)   Indenture, dated as of November 6, 2001, between the Registrant and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.1 to Registrant's Current Report on Form 8-K filed November 9, 2001)

    (c)   Third Supplemental Indenture, dated as of November 6, 2001, between the Registrant and The Bank of New York, as trustee, relating to 6.875% Senior Notes due 2031 (Incorporated by reference to Exhibit 4.4 to Registrant's Current Report on Form 8-K filed November 9, 2001)

    (d)   Twenty-Ninth Supplemental Indenture, dated as of June 14, 2017, among the Registrant, The Bank of New York Mellon Trust Company, N.A., as successor trustee to The Bank of New York, and the guarantors party thereto, relating to 4.625% Senior Secured First Lien Notes due 2024 (Incorporated by reference to Exhibit 4.2 to Registrant's Current Report on Form 8-K filed June 16, 2017)

    (e)   Senior Secured First Lien Notes Indenture, dated as of June 14, 2017, between THC Escrow Corporation III and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to 4.625% Senior Secured First Lien Notes due 2024 (Incorporated by reference to Exhibit 4.3 to Registrant's Current Report on Form 8-K filed June 16, 2017)

    (f)   Thirtieth Supplemental Indenture, dated as of February 5, 2019, among the Registrant, The Bank of New York Mellon Trust Company, N.A., as successor trustee to The Bank of New York, and the guarantors party thereto, relating to 6.250% Senior Secured Second Lien Notes due 2027 (Incorporated by reference to Exhibit 4.2 to Registrant's Current Report on Form 8-K filed February 6, 2019)

    (g)   Thirty-First Supplemental Indenture, dated as of August 26, 2019, among the Registrant, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A. relating to 4.625% Senior Secured First Lien Notes due 2024 (Incorporated by reference to Exhibit 4.2 to Registrant's Current Report on Form 8-K filed August 26, 2019)

    (h)   Thirty-Second Supplemental Indenture, dated as of August 26, 2019, among the Registrant, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A. relating to 4.875% Senior Secured First Lien Notes due 2026 (Incorporated by reference to Exhibit 4.3 to Registrant's Current Report on Form 8-K filed August 26, 2019)

    (i)   Thirty-Third Supplemental Indenture, dated as of August 26, 2019, among the Registrant, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A. relating to 5.125% Senior Secured First Lien Notes due 2027 (Incorporated by reference to Exhibit 4.4 to Registrant's Current Report on Form 8-K filed August 26, 2019)

    (j)   Thirty-Fifth Supplemental Indenture, dated as of June 16, 2020, among the Registrant, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to 4.625% Senior Secured First Lien Notes due 2028 (Incorporated by reference to Exhibit 4.2 to Registrant's Current Report on Form 8-K filed June 16, 2020)

    (k)   Thirty-Sixth Supplemental Indenture, dated as of September 16, 2020, between the Registrant and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to 6.125% Senior Notes Due 2028 (Incorporated by reference to Exhibit 4.2 to Registrant's Current Report on Form 8-K filed September 16, 2020)

(l) Thirty-Seventh Supplemental Indenture dated as of June 2, 2021, among the Registrant, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to 4.250% Senior Secured First Lien Notes due 2029 (Incorporated by reference to Exhibit 4.2 to Registrant's Current Report on Form 8-K filed June 2, 2021)

(m) Thirty-Eighth Supplemental Indenture dated as of December 1, 2021, among the Registrant, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to 4.375% Senior Secured First Lien Notes due 2030 (Incorporated by Reference to Exhibit 4.2 to Registrant's Current Report on Form 8-K filed December 1, 2021)

(n) Thirty-Ninth Supplemental Indenture, dated as of June 15, 2022, among the Registrant, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to 6.125% Senior Secured First Lien Notes due 2030 (Incorporated by reference to Exhibit 4.2 to Registrant's Current Report on Form 8-K filed June 15, 2022)

(10) Material Contracts

(a) Amendment No. 7, dated as of March 16, 2022, to that certain Amended and Restated Credit Agreement, dated as of October 19, 2010, among the Registrant, the lenders and issuers party thereto and Citicorp USA, Inc., as administrative agent, including as Exhibit A thereto a copy of the Amended and Restated Credit Agreement reflecting all amendments and restatements through March 16, 2022 (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed March 17, 2022)

(b) Letter of Credit Facility Agreement, dated as of March 7, 2014, among the Registrant, certain financial institutions party thereto from time to time as letter of credit participants and issuers, and Barclays Bank PLC, as administrative agent (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed March 10, 2014)

(c) Amendment No. 1, dated as of September 15, 2016, to the Letter of Credit Facility Agreement, dated as of March 7, 2014, among the Registrant, certain financial institutions party thereto from time to time as letter of credit participants and issuers, and Barclays Bank PLC, as administrative agent (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K dated filed September 16, 2016)

(d) Amendment No. 3, dated as of September 12, 2019, to the Letter of Credit Facility Agreement, dated as of March 7, 2014, by and among the Registrant, the LC participants and issuers party thereto and Barclays Bank PLC, as administrative agent (Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed September 13, 2019)

(e) Amendment No. 4, dated as of March 19, 2020, to the Letter of Credit Facility Agreement, dated as of March 7, 2014, by and among the Registrant, the LC participants and issuers party thereto and Barclays Bank PLC, as administrative agent (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed March 24, 2020)

(f) Amendment No. 5, dated as of July 29, 2020, to the Letter of Credit Facility Agreement, dated as of March 7, 2014, by and among the Registrant, the LC participants and issuers party thereto, and Barclays Bank PLC, as administrative agent (Incorporated by reference to Exhibit 10(a) to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed August 3, 2020)

(g) Guaranty, dated as of March 7, 2014, among Barclays Bank PLC, as administrative agent and the guarantors party thereto (Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed March 10, 2014)

(h) Stock Pledge Agreement, dated as of March 3, 2009, by and among the Registrant, as pledgor, The Bank of New York Mellon Trust Company, N.A., as collateral trustee, and the other pledgors party thereto (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed March 5, 2009)

(i) First Amendment to Stock Pledge Agreement, dated as of May 8, 2009, by and among the Registrant, as pledgor, The Bank of New York Mellon Trust Company, N.A., as collateral trustee, and the other pledgors party thereto (Incorporated by reference to Exhibit 10(h) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2015, filed February 22, 2016)

(j) Second Amendment to Stock Pledge Agreement, dated as of June 15, 2009, by and among the Registrant, as pledgor, The Bank of New York Mellon Trust Company, N.A., as collateral trustee, and the other pledgors party thereto (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed June 16, 2009)

(k) Third Amendment to Stock Pledge Agreement, dated as of March 7, 2014, by and among the Registrant, as pledgor, The Bank of New York Mellon Trust Company, N.A., as collateral trustee, and the other pledgors party thereto (Incorporated by reference to Exhibit 10(j) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2015, filed February 22, 2016)

(l) Fourth Amendment to Stock Pledge Agreement, dated as of March 23, 2015, by and among the Registrant, as pledgor, The Bank of New York Mellon Trust Company, N.A., as collateral trustee, and the other pledgors party thereto (Incorporated by reference to Exhibit 10(k) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2015, filed February 22, 2016)

(m) Fifth Amendment to Stock Pledge Agreement, dated as of December 1, 2016, by and among the Registrant, as pledgor, The Bank of New York Mellon Trust Company, N.A., as collateral trustee, and the other pledgors party thereto (Incorporated by reference to Exhibit 10(m) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2018, filed February 25, 2019)

(n) Sixth Amendment to Stock Pledge Agreement, dated as of July 14, 2017, by and among the Registrant, as pledgor, The Bank of New York Mellon Trust Company, N.A., as collateral trustee, and the other pledgors party thereto (Incorporated by reference to Exhibit 10(n) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2018, filed February 25, 2019)

(o) Seventh Amendment to Stock Pledge Agreement, dated as of February 5, 2019, by and among the Registrant, as pledgor, The Bank of New York Mellon Trust Company, N.A., as collateral trustee, and the other pledgors party thereto (Incorporated by reference to Exhibit 10(o) to Registrant's Annual Report on Form 10-K for the year December 31, 2018, filed February 25, 2019)

(p) Collateral Trust Agreement, dated as of March 3, 2009, by and among the Registrant, as pledgor, The Bank of New York Mellon Trust Company, N.A., as collateral trustee, and the other pledgors party thereto (Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed March 5, 2009)

(q) Exchange and Registration Rights Agreement, dated as of June 15, 2022, among the Registrant, the guarantors party thereto and Barclays Capital Inc. as representative of the other initial purchasers of the notes named therein (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed June 15, 2022)

(r) Amended and Restated Employment Agreement between the Registrant and Saumya Sutaria, effective September 1, 2021 (Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed September 3, 2021)*

(s) Letter from the Registrant to Daniel J. Cancelmi, dated September 6, 2012 (Incorporated by reference to Exhibit 10(c) to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed November 7, 2012)*

(t) Amended and Restated Employment Agreement between the Registrant and Ronald A. Rittenmeyer, effective September 1, 2021 (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed September 3, 2021)*

(u) Amendment No. 1 to Amended and Restated Employment Agreement between the Registrant and Ronald A. Rittenmeyer, effective as of February 25, 2022 (Incorporated by reference to Exhibit 10(b) to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed April 29, 2022)*

(v) Letter Agreement between the Registrant and Ronald A. Rittenmeyer, dated October 1, 2022 (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed October 3, 2022)*

(w) Letter from the Registrant to Paola Arbour, dated May 3, 2018 (Incorporated by reference to Exhibit 10(e) to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed May 4, 2020)*

(x) Offer of Employment from the Registrant to Thomas W. Arnst, amended and restated as of February 2, 2022 (Incorporated by reference to Exhibit 10(w) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 18, 2022)*

(y) Letter from the Registrant to Lisa Foo, dated as of February 18, 2022*

(z) Tenet Fifth Amended and Restated Executive Severance Plan, as amended and restated effective February 1, 2021 (Incorporated by reference to Exhibit 10(hh) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2020, filed February 19, 2021)*

(aa) Form of Amendment to Executive Severance Plan Agreement (Incorporated by reference to Exhibit 10(y) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 18, 2022)*

(bb) Tenet Healthcare Corporation Tenth Amended and Restated Supplemental Executive Retirement Plan, as amended and restated effective April 1, 2018 (Incorporated by reference to Exhibit 10(cc) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2018, filed on February 25, 2019)*

(cc) Sixth Amended and Restated Tenet 2006 Deferred Compensation Plan, as amended and restated effective January 1, 2020 (Incorporated by reference to Exhibit 10(ii) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed on February 24, 2020)*

(dd) Sixth Amended and Restated Tenet Healthcare 2008 Stock Incentive Plan, as amended and restated effective March 10, 2016 (Incorporated by reference to Exhibit 10(a) to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed August 1, 2016)*

(ee) Forms of Award used to evidence (i) initial grants of restricted stock units to directors, (ii) annual grants of restricted stock units to directors, (iii) grants of stock options to executives, and (iv) grants of restricted stock units to executives, all under the Amended and Restated Tenet Healthcare 2008 Stock Incentive Plan (Incorporated by reference to Exhibit 10(aa) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2008, filed February 24, 2009)*

(ff) Forms of Award used to evidence (i) grants of cash-based long-term performance awards, (ii) grants of non-qualified stock option performance awards and (iii) grants of restricted stock unit awards under the Sixth Amended and Restated Tenet Healthcare 2008 Stock Incentive Plan (Incorporated by reference to Exhibit 10(hh) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2017, filed February 26, 2018)*

(gg) Terms and Conditions of Restricted Stock Unit Award granted to Saumya Sutaria, M.D. on January 31, 2019 under the Tenet Healthcare 2008 Stock Incentive Plan (Incorporated by reference to Exhibit 10(qq) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed on February 24, 2020)*

(hh) Terms and Conditions of Restricted Stock Unit Award granted to Saumya Sutaria, M.D. on February 27, 2019 under the Tenet Healthcare 2008 Stock Incentive Plan (Incorporated by reference to Exhibit 10(rr) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed on February 24, 2020)*

(ii) Terms and Conditions of Non-Qualified Stock Option Performance Awards granted to Ronald A. Rittenmeyer under the Tenet Healthcare 2008 Stock Incentive Plan (Incorporated by reference to Exhibit 10(c) to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed November 7, 2017)*

(jj) Tenet Healthcare 2019 Stock Incentive Plan, as amended by the First Amendment (Incorporated by reference to Exhibit 10(b) to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30 2022, filed July 29, 2022)*

(kk) Forms of Award used to evidence (i) initial grants of restricted stock units to directors and (ii) annual grants of restricted stock units to directors, each under the Tenet Healthcare 2019 Stock Incentive Plan (Incorporated by reference to Exhibit 10(tt) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed on February 24, 2020)*

(ll) Terms and Conditions of Restricted Stock Unit Award granted to J. Robert Kerrey on November 3, 2022 under the Tenet Healthcare 2019 Stock Incentive Plan*

(mm) Forms of Award used to evidence (i) grants of time-based restricted stock units to executives and (ii) grants of performance-based restricted stock units to executives, in each case after 2019 under the Tenet Healthcare 2019 Stock Incentive Plan* (nn) Forms of Award used to evidence (i) grants of time-based restricted stock units to executives and (ii) grants of performance-based restricted stock units to executives, in each case after 2021 under the Tenet Healthcare 2019 Stock Incentive Plan (Incorporated by reference to Exhibit 10(e) to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed April 29, 2022)*

(oo) Terms and Conditions of Restricted Stock Unit Awards and Terms and Conditions of Restricted Stock Unit Performance Awards, in each case granted to Saumya Sutaria, M.D. on September 1, 2021 under the Tenet Healthcare 2019 Stock Incentive Plan (Incorporated by reference to Exhibit 10(ll) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 18, 2022)*

(pp) Forms of Award used to evidence (i) grants of time-based restricted stock units and (ii) grants of performance-based restricted stock units, in each case to Saumya Sutaria, M.D. after 2021 under the Tenet Healthcare 2019 Stock Incentive Plan (Incorporated by reference to Exhibit 10(c) to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed April 29, 2022)*

(qq) Form of Terms and Conditions of Restricted Stock Unit Awards granted to Ronald A. Rittenmeyer under the Tenet Healthcare 2019 Stock Incentive Plan (Incorporated by reference to Exhibit 10(mm) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 18, 2022)*

(rr) Forms of Award used to evidence (i) grants of time-based restricted stock units and (ii) grants of performance-based restricted stock units, in each case to Ronald A. Rittenmeyer after 2021 under the Tenet Healthcare 2019 Stock Incentive Plan (Incorporated by reference to Exhibit 10(d) to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed April 29, 2022)*

(ss) Terms and Conditions of Restricted Stock Unit Award and Terms and Conditions of Restricted Stock Unit Performance Award, in each case granted to Thomas W. Arnst under the Tenet Healthcare 2019 Stock Incentive Plan for the 2020-2022 performance period*

(tt) Tenet Special RSU Deferral Plan, amended and restated effective August 10, 2022 (Incorporated by reference to Exhibit 10(b) to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed October 28, 2022)*

(uu) Sixth Amended Tenet Healthcare Corporation Annual Incentive Plan, as amended and restated effective November 3, 2021 (Incorporated by reference to Exhibit 10(qq) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 18, 2022)*

(vv) Eighth Amended and Restated Tenet Executive Retirement Account, as amended and restated effective as of April 26, 2019 (Incorporated by reference to Exhibit 10(c) to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed August 5, 2019)*

(ww) Form of Indemnification Agreement entered into with each of the Registrant's directors (Incorporated by reference to Exhibit 10(a) to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed November 1, 2005)

(21) Consolidated Subsidiaries of the Registrant

(23) Consent of Deloitte & Touche LLP (PCAOB ID No. 34)

(31) Rule 13a-14(a)/15d-14(a) Certifications

   (a) Certification of Saumya Sutaria, M.D., Chief Executive Officer

   (b) Certification of Daniel J. Cancelmi, Executive Vice President and Chief Financial Officer

(32) Section 1350 Certifications of Saumya Sutaria, M.D., Chief Executive Officer, and Daniel J. Cancelmi, Executive Vice President and Chief Financial Officer

(101 SCH) Inline XBRL Taxonomy Extension Schema Document

(101 CAL) Inline XBRL Taxonomy Extension Calculation Linkbase Document

(101 DEF) Inline XBRL Taxonomy Extension Definition Linkbase Document

(101 LAB) Inline XBRL Taxonomy Extension Label Linkbase Document

(101 PRE) Inline XBRL Taxonomy Extension Presentation Linkbase Document

(101 INS)	Inline XBRL Taxonomy Extension Instance Document – the instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document
(104)	Cover page from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2022 formatted in Inline XBRL (included in Exhibit 101)

* Management contract or compensatory plan or arrangement

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TENET HEALTHCARE CORPORATION
(Registrant)

Date: February 17, 2023   By: /s/ R. SCOTT RAMSEY

R. Scott Ramsey
Senior Vice President, Controller
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: February 17, 2023	By:	/s/ SAUMYA SUTARIA
		Saumya Sutaria, M.D.
		Chief Executive Officer and Director
		(Principal Executive Officer)
Date: February 17, 2023	By:	/s/ DANIEL J. CANCELMI
		Daniel J. Cancelmi
		Executive Vice President and Chief Financial Officer
		(Principal Financial Officer)
Date: February 17, 2023	By:	/s/ R. SCOTT RAMSEY
		R. Scott Ramsey
		Senior Vice President, Controller
		(Principal Accounting Officer)
Date: February 17, 2023	By:	/s/ JAMES L. BIERMAN
		James L. Bierman
		Director
Date: February 17, 2023	By:	/s/ RICHARD FISHER
		Richard Fisher
		Director
Date: February 17, 2023	By:	/s/ MEGHAN M. FITZGERALD
		Meghan M. FitzGerald, DrPH
		Director
Date: February 17, 2023	By:	/s/ CECIL D. HANEY
		Cecil D. Haney
		Director
Date: February 17, 2023	By:	/s/ J. ROBERT KERREY
		J. Robert Kerrey
		Director
Date: February 17, 2023	By:	/s/ CHRIS LYNCH
		Chris Lynch
		Director
Date: February 17, 2023	By:	/s/ RICHARD MARK
		Richard Mark
		Director
Date: February 17, 2023	By:	/s/ TAMMY ROMO
		Tammy Romo
		Director
Date: February 17, 2023	By:	/s/ NADJA WEST
		Nadja West, M.D.
		Director

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(In Millions)

	Balance at Beginning of Period	Costs and Expenses[1]	Deductions	Other Items	Balance at End of Period
Valuation allowance for deferred tax assets:					
Year ended December 31, 2022	$ 57	$ 120	$ —	$ —	$ 177
Year ended December 31, 2021	$ 55	$ 2	$ —	$ —	$ 57
Year ended December 31, 2020	$ 281	$ (226)	$ —	$ —	$ 55

[1] Includes amounts recorded in discontinued operations.






2023

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT




Dear Fellow Shareholders,

In 2022, Tenet delivered a solid financial performance, continuing to demonstrate disciplined management and strong operational execution to drive long-term value for our shareholders. Our team effectively navigated a dynamic operating environment with further COVID related disruptions and inflationary pressures. Our consistent operating performance and deleveraging over the last several years has increased our ability to generate stronger free cash flow. Underpinning this is a steadfast commitment to excellence in compliance and quality and safety as we continually enhance services in our communities.

We finished 2022 strong with fourth quarter results consistent or above the expectations we set for all three business segments. This was driven by increased volumes and excellent cost management. We also delivered strong cash flow in 2022, congruent with the increasing value of the key parts of our business. Most importantly, we remained focused on the transformation of Tenet into a high-performing, diversified healthcare services company. We continued to expand our industry-leading ambulatory surgery business and increased our higher acuity, specialty care services.

Tenet is well-positioned to continue executing our strategic focus that was set into action several years ago as part of a transformative strategy. Let me provide some highlights.

USPI remains a distinctive, industry-leading ambulatory surgery platform that we continue to scale. In 2022, USPI maintained its track-record for delivering 4 to 6% annual, same-facility revenue growth, a testament to higher acuity growth. For example, total joint cases grew by over 13% in 2022 relative to 2021. USPI's M&A engine, under the Tenet umbrella, continues to be an industry-leading differentiator, with 45 centers added to the portfolio in 2022. We intend to invest approximately $250 million in ambulatory M&A and de novo center development each year, and we have a robust pipeline to support that level of investment.

The hospital portfolio demonstrates consistency in performance and continues to transform. In 2022, our operators effectively managed contract labor costs while balancing access to care and improving clinical quality and patient safety metrics. We have real-time, data-driven management systems that continue to enable operational excellence. We continue to enhance high-acuity clinical programs by continuing to invest in cardiovascular, neurosciences, surgical services, NICU and trauma across markets. Additionally, we opened a new 100-bed, state-of-the-art hospital in Fort Mill, South Carolina.

Conifer maintains favorable performance and expands its commercial pipeline. In 2022, Conifer maintained a nearly 28% Adjusted EBITDA margin while also growing third-party customer revenue by 10%. This was supported by Conifer's performance on cash collections, coding quality, and other key metrics for its clients. We continue to optimize the efficiency and effectiveness of Conifer's revenue cycle management services through automation and offshoring. Additionally, we continue to see increasing sales activity from our reinvestment in Conifer's commercial capabilities.

Tenet continues to foster an ecosystem of physicians with a shared commitment to excellence. We continue to attract and retain a network of locally, regionally, and nationally recognized physicians who share our commitment to compliance, quality and safety, and patient experience. In 2022, we welcomed more than 200 new physicians across medical and surgical specialties to our employed physician group. USPI also continued to increase the number of physician partners, as well as overall active medical staff.

Tenet continues to embrace a diverse workforce that represents the communities we serve. We have continued to invest in our workforce with increased and competitive pay, bonus programs, and incremental benefits. Senior administrative and clinical leaders, including physician leaders, across our portfolio are engaged in retention and recruitment efforts which are yielding positive results. Nursing hires increased in 2022 over 2021. Additionally, both nurse turnover and overall turnover continued to improve throughout 2022. We remain steadfast in our goal of building a high-caliber, diverse workforce that represents the communities we serve and are committed to caring for patients.

Environmental, Social, and Governance (ESG) continues to be purpose-driven. We continue to advance our programs that support the key tenets of ESG, with focus and Board oversight. In 2022, we advanced our diversity recruitment and hiring approach, continued to deploy enterprise-wide inclusive culture training, progressed hospital energy management programs, and maintained strong corporate governance policies and practices to protect the long-term interests of our shareholders. Our 2023 ESG report will share details of steps we are taking to foster a diverse and inclusive culture, strengthen the health of our communities, balance the needs of our patients with the goals of improved climate sustainability, lead with integrity, and apply sound governance.

Leadership remains committed to a high-performance culture. In 2022, we lost our former Executive Chairman, Ron Rittenmeyer. As many of you know, Ron was deeply committed to Tenet and ensured a seamless management transition which was largely completed in late 2021. We have assembled a high-performing leadership team that will continue to drive strategic priorities and the culture of quality, safety and compliance.

I am enthusiastic about the trajectory of our well-positioned businesses. I would like to extend my sincere gratitude to all our physicians, caregivers, and staff for their unwavering commitment. I continue to be inspired by the people I meet who have found their calling to provide innovative and compassionate care for our communities. I am grateful for the support of our shareholders and our partners as we continue to fulfill our mission.

Respectfully,



Saum Sutaria, M.D.
Chief Executive Officer
Tenet Healthcare



TENET HEALTHCARE CORPORATION

14201 Dallas Parkway
Dallas, Texas 75254
(469) 893-2200

Notice of Annual Meeting of Shareholders to be held on Thursday, May 25, 2023

April 14, 2023

To our Shareholders:

Our 2023 Annual Meeting of Shareholders (the "Annual Meeting") will be held on May 25, 2023, at 8:00 a.m. Central Time. You will be able to attend and participate in the Annual Meeting by registering at *www.proxydocs.com/THC*. After you complete your registration, you will receive further instructions via email, including a unique link that will provide you access to the Annual Meeting, where you will be able to listen to the meeting live, submit questions and vote. Our Annual Meeting is being held for the following purposes:

1. To elect the ten directors named in the accompanying Proxy Statement, each to serve until the next annual meeting of shareholders or until his or her successor is duly elected and qualified, whichever is later, or until the director's earlier resignation or removal.
2. To vote, on an advisory basis, to approve the Company's executive compensation.
3. To vote, on an advisory basis, on the frequency of future advisory votes to approve the Company's executive compensation.
4. To ratify the selection of Deloitte & Touche LLP as our independent registered public accountants for the year ending December 31, 2023.
5. To vote on a shareholder proposal requesting a report on patients' right to access abortion in emergencies, if properly presented at the meeting.

We will also consider and take action on any other business that properly comes before the meeting or any adjournment or postponement of the meeting.

Only shareholders of record of our common stock at the close of business on March 28, 2023 are entitled to notice of and to vote at the Annual Meeting.

It is important that your shares be represented and voted at the Annual Meeting. You may vote your shares via the Internet, by telephone or by completing and returning a proxy card. Specific voting instructions are set forth in the "General Information Regarding the Annual Meeting and Voting" section of the accompanying Proxy Statement and on the proxy card.

[signature]

Thomas W. Arnst
Executive Vice President, Chief Administrative
Officer, General Counsel and Corporate Secretary

**Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting of Shareholders to be held on May 25, 2023**
**The accompanying Proxy Statement and the Company's proxy card, as well as our Annual
Report on Form 10-K for the year ended December 31, 2022, are available at *www.proxydocs.com/THC*.**

We have adopted a virtual meeting format for our Annual Meeting, conducted via a live audio webcast. You will be able to attend the Annual Meeting online, listen to the meeting live, submit questions and vote your shares electronically during the meeting by registering at *www.proxydocs.com/THC*. We have designed the format of the Annual Meeting to provide shareholders with substantially the same rights and opportunities to participate as they would at an in-person meeting. As always, we encourage you to vote your shares prior to the Annual Meeting.

Table of Contents

This Proxy Statement includes certain financial measures not in accordance with generally accepted accounting principles in the United States (GAAP), such as Adjusted EBITDA, Adjusted Free Cash Flow and Adjusted EPS. Definitions of these measures are contained in Appendix A to this Proxy Statement.

Proxy Statement Summary

Below are highlights of certain information in this Proxy Statement. Please refer to the complete Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2022 before you vote.

2023 ANNUAL MEETING OF SHAREHOLDERS



Date and Time:
Thursday, May 25, 2023,
at 8:00 a.m. Central Time



Place:
Online by registering at
www.proxydocs.com/THC



Record Date:
March 28, 2023

Information:
The Notice of Internet Availability, this Proxy Statement and related proxy materials are being mailed or made available to shareholders on or about April 14, 2023. Copies of this Proxy Statement, the Company's proxy card and our Annual Report on Form 10-K for the year ended December 31, 2022 are available at **www.proxydocs.com/THC**.

VOTING MATTERS AND BOARD RECOMMENDATIONS

Proposal		Board's Recommendation	Page
1	Election of Ten Director Nominees	Vote FOR Each Nominee	6
2	Advisory Approval of the Company's Executive Compensation	Vote FOR	71
3	Advisory Approval of the Frequency of Future Advisory Votes to Approve the Company's Executive Compensation	Vote ONE YEAR	72
4	Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accountants for the Year Ending December 31, 2023	Vote FOR	75
5	Shareholder Proposal on Requesting a Report on Patients' Right to Access Abortion in Emergencies	Vote AGAINST	76

Business Overview

Tenet is a diversified healthcare services company focused on our mission to provide quality, compassionate care in the communities we serve. At December 31, 2022, Tenet had approximately 102,400 employees delivering and supporting care through our three business segments — Hospital Operations and other, Ambulatory Care and Conifer. We operate an expansive network across the country, with 61 hospitals and over 575 other healthcare facilities, including surgical hospitals, ambulatory surgery centers, imaging centers, off-campus emergency departments and micro-hospitals. Through our subsidiary United Surgical Partners International, Inc. (USPI), Tenet operates a leading ambulatory surgery platform that includes partnerships with over 50 health system partners. In addition, our Conifer Health Solutions, LLC subsidiary provides comprehensive end-to-end and focused-point business process services, including hospital and physician revenue cycle management, patient communications and engagement support, and value-based care solutions, to hospitals, health systems, physician practices, employers and other clients.

Repositioned Care Delivery Portfolio

A critical element of our strategy remains the ongoing transformation of our care delivery offerings. We continue to invest strategically in USPI, establishing new ownership positions in approximately 45 ambulatory surgery centers in 2022. We also continue our strategic deployment of capital to enhance high-acuity hospital services. Our efforts include capacity expansion, new construction in high-growth, attractive locations and investments in innovation. Across our comprehensive network of facilities, we are focused on introducing new services at a lower cost and offering patients excellent service in the most clinically appropriate setting. The evolution of our care delivery locations since 2017 reflects our strategy to invest strategically in USPI. Our focus is on markets where we can provide a strong value to payers and consumers.


Acute Care Hospitals
Surgical Facilities
76
267
61
466
End of 2017
End of 2022

Strong Long-Term Performance


Annualized Five-Year Total Shareholder Return (2018 - 2022)
30%
25%
20%
15%
10%
5%
0%
26%
8%
9%
Tenet Performance:
95th
Percentile Rank vs. Peers
95th
Percentile Rank vs. S&P 500
Tenet
Peer Group Median
S&P Median

Source : S&P Capital IQ

Overview of Director Nominees

Name and Occupation	Age	Director Since	Independent	Other Public Boards	Committee Memberships				
					AC	ESG	HR	NCG	QCE
J. Robert Kerrey Chairman, Tenet Healthcare; Managing Director, Allen & Company; Former U.S. Senator	79	2012*	Yes					Chair	✓
James L. Bierman Former President and CEO, Owens & Minor, Inc.	70	2017	Yes	2				✓	Chair
Richard W. Fisher Former President and CEO, Federal Reserve Bank of Dallas	74	2017	Yes	1	✓	Chair	✓		
Meghan M. FitzGerald Adjunct Professor, Columbia University	52	2018	Yes	1		✓		Chair	✓
Cecil D. Haney Admiral, U.S. Navy (Ret.) and Former Commander of U.S. Strategic Command and U.S. Pacific Fleet	67	2021	Yes	1	✓			✓	
Christopher S. Lynch Former National Partner in Charge of the Financial Services practice at KPMG, LLC	65	2019	Yes	1	✓		✓		
Richard J. Mark Former Chairman and President, Ameren Illinois Company	67	2017	Yes		✓	✓	✓		
Tammy Romo Executive Vice President and CFO, Southwest Airlines Co.	60	2015	Yes		Chair		✓		
Saumya Sutaria, M.D. CEO, Tenet Healthcare	50	2020	No						
Nadja Y. West, M.D. Lieutenant General, U.S. Army (Ret.) and 44th Surgeon General of the U.S. Army	62	2019	Yes	2		✓		✓	✓

AC: Audit Committee
ESG: Environmental, Social and Governance Committee
HR: Human Resources Committee
NCG: Nominating and Corporate Governance Committee
QCE: Quality, Compliance & Ethics Committee
✓ = Member

* Senator Kerrey served as a director from March 2001 to March 2012 prior to his appointment in November 2012.

Director Nominees' Experience and Diversity

Having an independent Board is a core element of our governance philosophy. Under our Corporate Governance Principles, at least two-thirds of the Board must consist of independent directors. Of our 10 Board nominees, 9 are independent in accordance with the requirements set forth in our Corporate Governance Principles. Moreover, our Board believes that having a diverse mix of directors with complementary qualifications, expertise and attributes is essential to meeting its oversight responsibility. The following highlights the core skills and experience of our Board nominees:


Executive Leadership
10
Healthcare Industry
5
Accounting and Finance
5
Crisis and Risk Management
5
Regulatory and Public Sector
6
Public Company Board Service
7
Cybersecurity and Information Technology
2

Tenet's Board refreshment activities have cultivated a balanced mix of diversity, age, tenure and viewpoints in the boardroom. The Board believes that a range of backgrounds, viewpoints, beliefs, ethnicities and ages, in addition to gender diversity, contributes to strong governance and successful oversight of the Company.


Board Diversity
4
60%
Gender and/or Ethnicity
6
Gender Diversity
female
3
30%
Female
7
male
Ethnic Diversity
40%
Ethnically Diverse
4
6
Age Distribution
>70
2
<60
2
64
Average Age
60-70
6
Tenure
6+ years
2
0-3 years
2
~6 yrs
Average Tenure
3-6 years
6

Corporate Governance and Board Practices

Independent, Effective Board Oversight

- 9 of 10 director nominees are independent

- All committee chairs and members are independent

- Highly diverse and experienced Board

- Annual self-evaluation of all directors using third-party facilitator

- Regular executive sessions of independent directors for Board and committee meetings

- All Audit Committee members have been designated as financially literate within the meaning of the New York Stock Exchange listing standards, and three members are audit committee financial experts under the Securities and Exchange Commission rules

- Commitment to Board refreshment practices, including committee chair rotation, with eight new independent directors added since fall 2017†

- Board and committee may hire outside advisors independently of management

Sound Corporate Governance and Board Practices

- "Overboarding" limits for directors

- Board oversight of political contributions

- Board-level oversight of ESG matters and recently formed ESG Committee

- Annual review of Corporate Governance Principles

- Anti-hedging and anti-pledging policy

- Active shareholder outreach and engagement with feedback regularly reviewed by our Board

Shareholder Rights

- Annual election of directors

- Shareholder right to call special meetings at 25% threshold

- Proxy access with market standard terms

- One-year limit on "poison pills" unless approved by shareholders

- Single class of stock with equal voting rights

- Majority vote standard and director resignation policy in uncontested elections

† Includes General Lloyd J. Austin, III, who resigned from the Board on January 22, 2021 following his confirmation by the U.S. Senate as Secretary of Defense.

Proposal 1 - Election of Directors

Nominees for Election to the Board of Directors

Tenet's Board of Directors is elected annually by our shareholders. Our nominees for election include nine independent directors and our Chief Executive Officer. The Board has selected the nominees that follow to serve as directors until the 2024 annual meeting, or until their successors are elected or appointed. Each of the nominees was last elected by the Company's shareholders at the 2022 annual meeting of shareholders. The nominees for director will be elected if the votes cast for the nominee exceed the votes cast against the nominee, with abstentions and broker non-votes not counted either for or against a nominee.

 The Board recommends that you vote **"FOR"** the election of each of the following nominees.

J. Robert Kerrey



Chairman since October 2022

Age: 79

Director Since: 2012*

Committee Membership:
- Human Resources (Chair)
- QCE

Career Highlights:
- Senator Kerrey is a former governor and U.S. Senator from Nebraska.
- He has served as managing director at Allen & Company, an investment banking firm, since 2014.
- He has also served as Executive Chairman of The Minerva Institute for Research and Scholarship, a non-profit that offers exceptional educational experiences to students and advances faculty research, since 2013.
- From 2011 to 2013, he was President Emeritus of The New School University in New York City, where he served as President from 2001 to 2010.
- From 2011 to 2012, he served as the Chairman of M & F Worldwide Education Holdings.
- From 1989 to 2000, he served as a U.S. Senator for the State of Nebraska.
- Previously, Senator Kerrey was Governor of the State of Nebraska from 1982 to 1987.
- Prior to public service, he founded and operated a chain of restaurants and health clubs.
- A former member of the elite Navy SEAL Team, Senator Kerrey is a highly decorated Vietnam veteran who was awarded the Congressional Medal of Honor – America's highest military honor.
- He holds a degree in pharmacy from the University of Nebraska.

Skills and Qualifications:
- Senator Kerrey's 18 years of experience in the public sector as a former U.S. Senator and Governor of Nebraska provide a key perspective to the Board in the highly regulated healthcare industry.
- Further, he has extensive experience in finance and public policy from his service at the investment banking firm Allen & Company and as a leader of a major university.
- The Board also values Senator Kerrey's prior service on public company boards and crisis management.

Directorships Within the Past Five Years:
Lux Health Tech Acquisition Corp.

* Senator Kerrey served as a director from March 2001 to March 2012 prior to his appointment in November 2012.

James L. Bierman



Age: 70

Director Since: 2017

Committee Membership:
- Governance
- QCE (Chair)

Career Highlights:
- Mr. Bierman served as President and Chief Executive Officer of Owens & Minor, Inc., a Fortune 500 company and a leading distributor of medical and surgical supplies, from September 2014 to June 2015.
- Previously, he served in various other senior roles at Owens & Minor, including President and Chief Operating Officer from August 2013 to September 2014, Executive Vice President and Chief Operating Officer from March 2012 to August 2013, Executive Vice President and Chief Financial Officer from April 2011 to March 2012, and as Senior Vice President and Chief Financial Officer from June 2007 to April 2011.
- From 2001 to 2004, Mr. Bierman served as Executive Vice President and Chief Financial Officer at Quintiles Transnational Corp. Prior to joining Quintiles Transnational, Mr. Bierman was a partner at Arthur Andersen LLP.
- Mr. Bierman earned his B.A. from Dickinson College and his M.B.A. from Cornell University's Johnson Graduate School of Management.

Skills and Qualifications:
- Mr. Bierman brings to the Board the skillsets he developed serving in multiple leadership positions at Owens & Minor, Inc., including as Chief Executive Officer.
- The Board values his significant operational and financial experience in the healthcare industry.

Other Current Public Company Directorships:
MiMedx Group, Inc. and Novan, Inc.

Directorships Within the Past Five Years:
KL Acquisition Corp.

Richard W. Fisher



Age: 74

Director Since: 2017

Committee Membership:
- Audit
- ESG (Chair)
- Human Resources

Career Highlights:
- Mr. Fisher served as President and Chief Executive Officer of the Federal Reserve Bank of Dallas from 2005 until 2015. During his tenure, he served as a member of the Federal Open Market Policy Committee, as the chair of the Conference of Federal Reserve Bank Presidents, and as the chair of the Information Technology Oversight Committee for the 12 Federal Reserve banks.
- Previously, from 2001 to 2005, Mr. Fisher was Vice Chairman of Kissinger McLarty Associates, a strategic advisory firm.
- From 1997 to 2001, Mr. Fisher served as Deputy U.S. Trade Representative with the rank of Ambassador.
- Mr. Fisher currently serves as a Senior Advisor for Barclays PLC, a leading investment bank, and as a Trustee of the University of Texas Southwestern Medical Foundation.
- Mr. Fisher received his B.A. in economics from Harvard University and earned his M.B.A. from Stanford University.

Skills and Qualifications:
- Mr. Fisher offers valuable financial and policy perspectives from his experience as President and Chief Executive Officer of the Dallas Federal Reserve.
- The Board values his insight in public finance, trade, technology and risk management.

Other Current Public Company Directorships:
Warner Bros. Discovery, Inc.

Directorships Within the Past Five Years:
AT&T Inc. and PepsiCo, Inc.

Meghan M. FitzGerald, DrPH



Age: 52

Director Since: 2018

Committee Membership:
- ESG
- Governance (Chair)
- QCE

Career Highlights:
- Ms. FitzGerald is a private equity investor, where she serves as an advisor to several firms, including Goldman Sachs, TowerBrook and Wellspring Capital, a private equity firm focused on leveraged buyout investments.
- In addition, Ms. FitzGerald serves as an Adjunct Professor of Health Policy at Columbia University, a private university.
- Ms. FitzGerald served from December 2016 to January 2020 as the CEO and managing partner at Letter One's inaugural health vehicle.
- Prior to that, she served for nearly 20 years as an operator and strategist working for many healthcare firms, including Merck, Pfizer and Medco.
- From May 2015 to October 2016, Ms. FitzGerald served as Executive Vice President of Strategy and Policy at Cardinal Health, a healthcare services and product company. From 2010 to 2015, she served as President of Cardinal's Specialty Solutions division.
- Ms. FitzGerald also previously served as a director of Thimble Point Acquisition Corp. from February to December 2021 and Arix Bioscience plc from 2017 to 2019.
- She is the founder of K2HealthVentures, a life science investment fund.
- She holds a DrPH in Healthcare Policy from New York Medical College, a BSN in Nursing from Fairfield University, and a Master of Public Health from Columbia University.

Skills and Qualifications:
- Ms. FitzGerald brings to the Board a broad range of experience in the healthcare industry, including senior strategic leadership, public policy, care delivery from her service as a nurse, and transactions and investments in a variety of healthcare fields from technology to life sciences.

Other Current Public Company Directorships:
Roivant Sciences Ltd.

Directorships Within the Past Five Years:
Thimble Point Acquisition Corp., Arix Bioscience plc and Concert Pharmaceuticals, Inc.

Cecil D. Haney



Age: 67

Director Since: 2021

Committee Membership:
- Audit
- Governance

Career Highlights:
- Admiral Haney is a retired four-star Admiral, who completed 38 years of service in the U.S. Navy in 2017.
- Between 2013 and 2016, he also served as commander of the U.S. Strategic Command, where he was responsible for strategic capabilities involving nuclear forces, missile defense, space and cyberspace.
- In addition, between 2012 and 2013, he also served as commander of the U.S. Pacific Fleet, leading the U.S. Navy's operations and the manning, operations and maintenance of the U.S. Navy fleet located in the Pacific and Indian oceans.
- He currently serves on the Johns Hopkins University Applied Physics Board of Managers, the Penn State University Applied Research Lab Advisory Board, the Naval Studies Board, the Aerospace Corporation Board of Trustees, and the Board of Directors for General Dynamics Corporation, Systems Planning and Analysis Inc., and the Center for New American Security.
- He also serves as Chairman of the Board of Directors for the Military Child Education Coalition.
- Admiral Haney is a graduate of the U.S. Naval Academy and holds Master's degrees in National Security Strategy from the National Defense University and in Engineering Acoustics and System Technology from the Naval Post Graduate School.

Skills and Qualifications:
- The Board values Admiral Haney's leadership experience as a former four-star Admiral in the U.S. Navy.
- He brings to the Board valuable insights into cybersecurity, systems planning, and crisis and risk management.

Other Current Public Company Directorships:
General Dynamics Corporation

Christopher S. Lynch



Age: 65

Director Since: 2019

Committee Membership:
- Audit
- Human Resources

Career Highlights:
- Mr. Lynch served as National Partner in Charge of the Financial Services practice at KPMG, LLC from 2004 until his retirement in 2007.
- Prior to that, Mr. Lynch held a variety of positions at KPMG during his 29-year tenure, including chair of KPMG's Americas Financial Services Leadership team and a member of the Global Financial Services Leadership and U.S. Industries Leadership teams.
- From 2009 to 2022, he served as an independent director of American International Group, Inc. (AIG).
- From 2008 to 2019, he also served as an independent director of Freddie Mac and was the Non-Executive Chairman of the Board from 2011 to 2018.
- Mr. Lynch has chaired audit committees of both AIG and Freddie Mac and has relevant committee experience on Risk, Compensation, Nomination and Corporate Governance and Technology.
- Mr. Lynch is a former member of the Advisory Board of the Stanford Institute for Economic Policy Research and a member of the Audit Committee Chair Advisory Council of the National Association of Corporate Directors.
- He received a Bachelor of Science in Accounting and Business Administration from the University of Kansas.

Skills and Qualifications:
- The Board values Mr. Lynch's deep accounting, financial and corporate governance experience, including serving in leadership positions at KPMG and chairing audit committees at two highly regulated public companies.

Other Current Public Company Directorships:
Corebridge Financial, Inc.

Directorships Within the Past Five Years:
American International Group, Inc. and Federal Home Loan Mortgage Company (Freddie Mac)

Richard J. Mark



Age: 67

Director Since: 2017

Committee Membership:
- Audit
- ESG
- Human Resources

Career Highlights:
- Mr. Mark retired in August 2022 as Chairman and President of Ameren Illinois Company, a multi-billion dollar energy and utility company responsible for electric and natural gas distribution to more than 1.2 million electric and 800,000 natural gas customers in Illinois.
- Mr. Mark joined Ameren in 2002 as Vice President of Customer Service before moving up to various senior management roles.
- Before joining Ameren, he served for 11 years at Ancilla Systems Inc. While at Ancilla, the parent company to St. Mary's Hospital in East St. Louis, Illinois, he served as Vice President for Governmental Affairs and Chief Operating Officer before becoming Chief Executive Officer of St. Mary's Hospital in East St. Louis, Illinois from 1994 to 2002.
- Mr. Mark served as Director of Union Electric Company from 2005 until 2012 and was Chairman of Ameren Illinois (both subsidiaries of Ameren Corporation) from 2012 to 2022.
- Mr. Mark earned his B.S. from Iowa State University and his M.S. from National Louis University.

Skills and Qualifications:
- Mr. Mark offers the Board extensive experience as former Chairman and President of Ameren Illinois, a company in a highly regulated industry, in addition to multiple leadership positions at an acute care hospital, including service as Chief Executive Officer.

Tammy Romo



Age: 60

Director Since: 2015

Committee Membership:
- Audit (Chair)
- Human Resources

Career Highlights:
- Ms. Romo is Executive Vice President and Chief Financial Officer of Southwest Airlines Co., a major passenger airline, where she is responsible for strategic planning and overall finance activities, including reporting, accounting, investor relations, treasury, tax, corporate planning, and financial planning and analysis. She also oversees supply chain management.
- Ms. Romo previously served in a number of financial management and leadership positions at Southwest Airlines, including Senior Vice President of Planning, Vice President and Controller, Vice President and Treasurer, and Senior Director of Investor Relations.
- Before joining Southwest Airlines in 1991, Ms. Romo was an audit manager at Coopers & Lybrand, LLP.
- Ms. Romo is currently a member of the McCombs School of Business Advisory Council at the University of Texas at Austin.
- She received a B.B.A. in accounting from the University of Texas at Austin, and she is a Certified Public Accountant in the State of Texas.

Skills and Qualifications:
- Ms. Romo brings to the Board her experience as Executive Vice President and Chief Financial Officer of Southwest Airlines, where she oversees a broad range of financial activities.
- The Board values her deep knowledge of accounting and financial matters, in addition to her understanding of risk management.

Saumya Sutaria, M.D.



Age: 50

Director Since: 2020

Career Highlights:
- Dr. Sutaria was appointed as the Company's Chief Executive Officer in September 2021, and as a member of the Board in November 2020.
- Prior to becoming Chief Executive Officer, he served as the Company's Chief Operating Officer from January 2019 to September 2021 and President from November 2019 to September 2021.
- Before joining the Company, Dr. Sutaria worked for McKinsey & Company, a global management consulting firm, for 18 years, most recently as a Senior Partner providing advisory support for hospitals, healthcare systems, physicians groups, ambulatory care models, integrated delivery, and government-led delivery, while also working with institutional investors in healthcare.
- He previously held an associate clinical faculty appointment at the University of California at San Francisco, where he also engaged in postgraduate training with a focus in internal medicine and cardiology.
- Dr. Sutaria received his Bachelor's Degree in molecular and cellular biology and his Bachelor's Degree in economics, both from the University of California, Berkeley, as well as his Medical Degree from the University of California, San Diego.

Skills and Qualifications:
- Dr. Sutaria brings tremendous experience in healthcare leadership both within Tenet and prior to joining Tenet in 2019.
- The Board values his strategic prowess in navigating complex matters, his ability to thoughtfully consider the impact on different stakeholders and his innate capacity for effective change management.

Nadja Y. West, M.D.



Age: 62

Director Since: 2019

Committee Membership:
- ESG
- Governance
- QCE

Career Highlights:
- Dr. West is a retired Lieutenant General in the U.S. Army, the 44th Surgeon General of the U.S. Army and the former Commanding General of the U.S. Army Medical Command.
- Previously, she served as Joint Staff Surgeon at the Pentagon, where she acted as chief medical advisor to the Chairman of the Joint Chiefs of Staff and coordinated all related health services issues, including operational medicine, force health protection, and readiness within the military.
- Dr. West has served in combat deployment, as well as in leadership positions in multiple hospitals, both in the United States and abroad.
- She is the recipient of numerous U.S. military awards, including the Distinguished Service Medal, the Defense Superior Service Medal, and the Legion of Merit with three Oak Leaf Clusters.
- She has served as an independent director of Nucor Corporation since 2019 and Johnson & Johnson since 2020.
- Dr. West has served as a trustee on the Board of the National Recreation Foundation, a non-profit organization dedicated to enhancing the role of recreation as a positive force in improving the quality of life of youth, since 2019.
- Dr. West is a graduate of the U.S. Military Academy and earned her medical degree from The George Washington University School of Medicine in Washington, D.C.
- She has completed residencies in both family medicine and dermatology.

Skills and Qualifications:
- The Board values Dr. West's comprehensive experience in healthcare, including her service as the 44th Surgeon General of the U.S. Army.
- Her experience in a variety of healthcare leadership positions and her clinical background offer the Board valuable perspectives on healthcare delivery, policy, and crisis and risk management.

Other Current Public Company Directorships:

Johnson & Johnson and Nucor Corporation

Director Nomination and Qualifications

Our Board regularly reviews its composition and is committed to recommending a group of directors who represent a diverse mix of viewpoints, skills, experience and backgrounds that align with the Company's business and strategic goals. The Nominating and Corporate Governance Committee (Governance Committee) is responsible for nominating individuals, and the entire Board is responsible for selecting those who hold these characteristics to stand for shareholder election at each annual meeting, as well as to fill any vacancies on the Board as they arise.

Nomination Process

The Governance Committee considers candidates based on the recommendation of, among others, our Board members and our shareholders. The Governance Committee may also engage professional search firms and other consultants to assist in identifying, evaluating and conducting due diligence on potential candidates. We intend to continue to actively engage with our shareholders regarding Board composition and director qualifications, including considering their input on potential director candidates. Once potential candidates have been identified, they typically meet with each member of the Board and pass a thorough screening process before the Governance Committee makes a final recommendation to the Board. This process involves a rigorous evaluation that assesses attributes beyond specific business skills, including character, diversity, and personal and professional integrity.

Shareholders may propose nominees for election in accordance with the terms of our bylaws or recommend candidates for consideration by the Board by writing to the Governance Committee in care of the Corporate Secretary at Tenet Healthcare Corporation, 14201 Dallas Parkway, Dallas, Texas 75254, or by email to *boardofdirectors@tenethealth.com.* For more detailed information regarding the process by which shareholders may nominate directors, including under our proxy access provisions, please refer to "Other Information—Shareholder Proposals" below and our bylaws. Our bylaws may be found under the "Governance" heading in the "Investors" section on our website at *www.tenethealth.com*.*

* Information included on our website and in any reports on our website shall not be deemed a part of, and is not incorporated by reference into, this Proxy Statement.



CANDIDATE RECOMMENDATIONS	GOVERNANCE COMMITTEE	BOARD OF DIRECTORS	SHAREHOLDERS
From Shareholders, Management, Directors, Professional Search Firms and Other Sources	Discusses and Reviews Qualifications and Expertise Enterprise Strategy Board Needs Diversity Interviews Recommends Nominees	Discusses Governance Committee Recommendations Analyzes Independence Selects Nominees	Vote on Nominees at Annual Meeting

Assessment of Board Composition and Criteria for Board Membership

The Governance Committee evaluates the composition of the Board on an ongoing basis and considers potential nominees to the Board as appropriate. As part of this process, the Governance Committee reviews the composition of the Board as a whole, including the balance of business backgrounds, diversity, qualifications, skillsets and other qualities represented on the Board to provide the right balance to effectively oversee management. The Governance Committee also reviews updated biographical information for each incumbent director on an annual basis, including information relating to changes in professional status, independence, other professional commitments and public company directorships. In light of our current structure and operations, and in consideration of the evaluation of the Board's composition, the Governance Committee believes the following criteria should be represented on the Company's Board:

- Professionalism, dedication, business judgment, integrity and commitment to the Company's mission

- Expertise in financial and accounting matters and familiarity with the regulatory and corporate governance requirements applicable to public companies

- Service as the chief executive officer or in other senior leadership positions in a company or major governmental, professional or non-profit organization

- Experience in the healthcare industry or other relevant industry experience

- Diversity of personal and occupational backgrounds, including ethnicity, gender, experience and viewpoints

- Government, regulatory and public sector experience

- Ability and willingness to commit adequate time to Board and committee matters

- Degree to which the individual's skills complement those of other directors and potential nominees

- Familiarity with the communities in which we do business

Board Evaluations

The Governance Committee oversees the Board's annual performance evaluation to determine whether the Board, its committees and individual directors are functioning well in view of their responsibilities and the Company's business. To conduct the self-evaluation process with greater transparency and rigor, the Board has for many years retained a third-party advisor to interview each director, review the directors' collective feedback, and facilitate a discussion based on the results at a special executive session of the Board. This comprehensive and disciplined approach to evaluation has been an important element to maintaining a high-performing and collaborative Board that can properly address risk management and execution of Company strategy.

On an annual basis, the Board and each committee conduct self-evaluations. The evaluations focus discussions on, among other things, the composition and effectiveness of the Board in light of changes in membership, the effectiveness of Senator Kerrey as Chairman, and the performance of each committee and committee chair. The Chairman, in conjunction with the Governance Committee, also takes an oversight role in the Board performance evaluation process. In addition, directors provide input on key focus areas for the Board in the upcoming year. The results of the evaluation are reviewed by the Chairman, who reports the results to the Board. As part of the annual performance evaluation process, each committee also compares its performance with the requirements of its charter. As part of the Board's last annual evaluation, the Board noted, among other things, that its processes and committees were functioning properly, noting healthy levels of debate, collaboration and respect among directors.



1 Third-party advisor interviews directors and consolidates feedback

2 Chairman reviews self-evaluations with third-party advisor and reports results to the Board

3 Committees compare performance with charter requirements

Director Nominees' Qualifications and Experience

Based on the review process described above, the Governance Committee concluded that our ten director nominees possess the diversity of experience, skills and other characteristics best suited to meet the needs of the Board and the Company in light of our current business and operating environment. The following table highlights several core skills and experiences of our current nominees, in addition to those described in the director biographies outlined beginning on page 6.



Executive Leadership — 10	**Regulatory and Public Sector** — 6
Healthcare Industry — 5	**Public Company Board Service** — 7
Accounting and Finance — 5	**Cybersecurity and Information Technology** — 2
Crisis and Risk Management — 5	

Personal Qualities and Diversity. The Governance Committee determined that each nominee has demonstrated a commitment to professionalism and high integrity. In particular, the Governance Committee noted that each nominee has the ability to provide candid and direct feedback, as well as effective oversight of the Company's operations and management, on behalf of all shareholders. Additionally, our Board includes a diverse group of individuals of differing ages, genders, ethnicities and backgrounds. Three of our ten director nominees are women, and in 2019 the Board appointed Ms. Romo and Ms. FitzGerald to chair our Audit and Governance committees, respectively.

Special Considerations Regarding Service on Other Boards. Our directors must seek the approval of the Governance Committee prior to serving on another public company's board. In addition, the Governance Committee limits the number of public boards on which a director may serve in addition to our Board to three, or two in the case of directors currently serving as chief executive officers or in equivalent positions of public companies. All of the Company's directors are in compliance with these requirements. Dr. Sutaria does not serve on any other public company board.

Director Independence

The independence requirements for our Board are set forth in our Corporate Governance Principles, available under the "Governance" heading in the "Investors" section on our website at *www.tenethealth.com**. Under our Corporate Governance Principles, at least two-thirds of the Board must consist of "independent" directors. The Board will not consider a director to be independent unless the Board affirmatively determines that the director has no material relationship with Tenet and the director otherwise qualifies as independent under the corporate governance standards of the New York Stock Exchange (NYSE). The Board reviews each director's independence at least annually and has made the affirmative determination that the following non-employee directors have no material relationship with the Company and are independent: Senator Kerrey, Mr. Bierman, Mr. Fisher, Ms. FitzGerald, Admiral Haney, Mr. Lynch, Mr. Mark, Ms. Romo and Dr. West. The only non-independent director who serves on our Board is our Chief Executive Officer, Dr. Sutaria. In addition, the Board determined that Mr. Rittenmeyer, who served as our Executive Chairman until October 1, 2022, was a non-independent director.

In making its independence determinations, the Board broadly considers all relevant facts and circumstances and focuses on the organizations with which each director has an affiliation. If a director or member of the director's immediate family has a material relationship with the Company, the Board reviews the interest to determine if it would preclude an independence determination.

The Audit Committee, the Human Resources Committee (HR Committee) and the Governance Committee are composed exclusively of independent directors as required by the NYSE. Additionally, the Environmental, Social and Governance (ESG) Committee and the Quality, Compliance & Ethics Committee (QCE Committee) are composed exclusively of independent directors. All directors serving on the Audit Committee meet the more stringent independence standards for audit committee members required by the Securities and Exchange Commission (SEC), and all directors serving on the HR Committee meet the more stringent independence standards for compensation committee members required by the NYSE.

Corporate Governance and Board Practices

Commitment to Sound Corporate Governance Policies and Practices

Tenet is committed to maintaining corporate governance policies and practices that protect the long-term interests of our shareholders and promote Board and management accountability. Our Board recognizes that this requires us to review and refine our corporate governance practices on an ongoing basis to continue to align with evolving market practices and the best interests of our Company and shareholders. Some of our key corporate governance policies and practices include:

Shareholder Rights

- Annual election of directors
- Majority vote standard and director resignation policy in uncontested elections
- Shareholder right to call special meetings at 25% threshold
- Proxy access with market standard terms
- One-year limit on "poison pills" unless approved by shareholders

Board Practices

- All directors are independent other than our Chief Executive Officer
- Highly diverse and experienced Board
- Independent Chairman
- Commitment to Board refreshment practices, including committee chair rotation
- Self-evaluation of all directors using third-party facilitator

- Board oversight of political contributions
- Regular executive sessions of independent directors for Board and committee meetings
- Ongoing engagement with shareholders
- Increased focus on ESG matters with recently formed ESG Committee

Our Board has also adopted Corporate Governance Principles that provide the framework for our existing corporate governance policies and practices. These Corporate Governance Principles address in detail matters such as director independence, director qualifications and responsibilities, director compensation, and director and officer stock ownership and retention. For more information, please see our Corporate Governance Principles under the "Governance" heading in the "Investors" section on our website at *www.tenethealth.com**.

Board Leadership Structure

The Company's Board is led by an independent Chairman. As announced last year, Mr. Rittenmeyer, who had served as the Executive Chairman, resigned in October 2022 due to personal health reasons, and the Board appointed Senator Kerrey as Chairman. The Board believes that it is in the best interests of the Company and our shareholders for Senator Kerrey, who served as our Lead Independent Director since October 2017, to now serve as Chairman of the Board. Senator Kerrey possesses significant knowledge of our industry and a deep understanding of the Company's strategic objectives, all of which will continue to benefit the Company during the year ahead.

The Company's governing documents provide the Board the flexibility to determine the appropriate leadership structure for the Company based on our particular circumstances at a given time. The Governance Committee regularly reviews the Board's leadership structure to assess the most effective structure based on applicable facts and circumstances at the time. This flexibility ensures the Board is best able to provide appropriate oversight of the Company, as well as address any circumstances the Company may face, as no single leadership model is universally or permanently appropriate in all circumstances. The Board believes that this flexibility has served the Company and its shareholders well during the transformation of the business.

Role of Chairman of the Board

The role of our Chairman is set forth in our Corporate Governance Principles. Senator Kerrey, as independent Chairman of the Board, coordinates the activities of the Board and exercises the robust set of duties described below. Specifically, in his role as independent Chairman, Senator Kerrey:

- Presides at all meetings
- Chairs executive sessions of independent directors of the Board
- Reviews and approves information sent to the Board
- Reviews and approves Board meeting agendas and schedules
- Calls meetings of independent directors as necessary
- Participates in consultation and direct communication with shareholders
- Advocates on behalf of the Board in meetings with investors, legislators, regulators and other government officials
- Serves an oversight role, in conjunction with the Governance Committee, in the Board performance evaluation process

Senator Kerrey has participated in in-person engagement meetings with a number of our significant shareholders to discuss and seek feedback on various matters regarding the Company's strategy and governance practices, establishing a direct line of communication between shareholders and independent members of our Board. Senator Kerrey shares the feedback with the full Board so that it may be incorporated into the Board's decision-making processes.

Board and Committee Organization and Responsibilities

Board Meetings and Attendance

We are governed by our Board. Members of our Board are kept informed of our business through discussions with our Chief Executive Officer and other senior officers, by reviewing materials provided to them, and by participating in meetings of the Board and its committees. Directors are also encouraged to attend continuing education courses relevant to their service on the Company's Board. Significant business decisions are generally considered by the Board as a whole. The Board met nine times during 2022. The independent directors of the Board, the Board and each committee of the Board frequently meet in executive sessions, including at least once during each regularly scheduled Board meeting.

Each incumbent director who served during 2022 participated in at least 75% of the aggregate meetings of the Board and the committees on which he or she served during the period he or she served as a director and committee member. Board members are encouraged to attend our annual meeting of shareholders. All 10 directors elected at last year's annual meeting were in attendance at the 2022 Annual Meeting.

Committees

Tenet's Board has four standing committees: Audit Committee, HR Committee, Governance Committee and QCE Committee. The Board also has one special committee: ESG Committee. The following table identifies the current members of each of our committees.

Director	Audit*	Human Resources	Governance	QCE	ESG
James L. Bierman			✓	Chair	
Richard W. Fisher	✓	✓			Chair
Meghan M. FitzGerald			Chair	✓	✓
Cecil D. Haney	✓		✓		
J. Robert Kerrey		Chair		✓	
Christopher S. Lynch	✓	✓			
Richard J. Mark	✓	✓			✓
Tammy Romo	Chair	✓			
Saum Sutaria, M.D.					
Nadja Y. West, M.D.			✓	✓	✓

* All members of the Audit Committee have been designated as financially literate within the meaning of the NYSE listing standards. Mr. Fisher, Mr. Lynch and Ms. Romo have been designated as audit committee financial experts, as defined by SEC rules.

Each of the Board's standing committees operates under a written charter that is reviewed and approved annually by the respective committee. The charters are available for viewing under the "Governance" heading in the "Investors" section on our website at *www.tenethealth.com**. The Board and each committee may retain independent advisors and consultants, at the Company's cost, to assist the directors in carrying out their responsibilities.

The Audit Committee

Meetings held in 2022: 8



Membership: Romo (Chair), Fisher, Haney, Lynch, Mark (All Independent)

Primary Responsibilities:

- Assist the Board in oversight of:
  - accounting, reporting and financial practices
  - the integrity of financial statements
  - compliance with legal and regulatory requirements with respect to applicable accounting and auditing matters
  - independent registered public accountant's qualifications, independence and performance
  - internal audit function
  - cybersecurity
- Establish and maintain policies and procedures for the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters
- Authority to select, retain and review the independent registered public accountant's qualifications, independence and performance
- Oversee the performance of the Company's chief internal auditor, who reports directly to the Audit Committee

Key Skills and Experience:

- Expertise in auditing, accounting and tax-related matters
- Preparation or oversight of financial statements
- Extensive knowledge of compliance and relevant regulatory issues

The ESG Committee

Meetings held in 2022: 2



Membership: Fisher (Chair), FitzGerald, Mark, West (All Independent)

Primary Responsibilities:

- Review and discuss with management the Company's ESG strategy, initiatives and policies
- Review and monitor the operational, regulatory, and reputational risks and impacts of ESG on the Company, and provide insight and guidance with respect to the Company's management of such risks and impacts
- Review and discuss reports from management regarding the Company's progress toward its key ESG objectives
- Provide input and guidance with respect to communications with employees, investors and other stakeholders, as appropriate, regarding the Company's position on or approach to ESG matters

Key Skills and Experience:

- Experience with governance, social and sustainability matters
- Knowledge of the Company's ESG strategy, initiatives and policies, including those related to sustainability and diversity and inclusion

The Human Resources Committee

Meetings held in 2022: 6



Membership: Kerrey (Chair), Fisher, Lynch, Mark, Romo (All Independent)

Primary Responsibilities:

- Establish general compensation policies for the Company that:
  - support overall business strategies and objectives
  - enhance efforts to attract and retain skilled employees
  - link compensation with business objectives and organizational performance
  - provide competitive compensation opportunities for key executives
- Oversee the administration of executive compensation programs with responsibility for establishing and interpreting the Company's compensation policies and approving compensation paid to executive officers
- Review, approve and make recommendations regarding compensation of non-employee directors, the Company's executive officers and other members of the senior management team
- Review the performance of the Chief Executive Officer and, either as a committee or together with other independent directors, determine and approve the CEO's compensation level based on this evaluation
- Discuss and evaluate, in consultation with the Chief Executive Officer, the performance of other executives
- Oversee the Company's policies and procedures regarding harassment in the workplace and sexual misconduct matters, including reporting systems and treatment of received complaints, and monitor compliance with such policies and applicable law
- Provide perspectives to management regarding the Company's talent management, which may include performance management, succession planning, leadership development, diversity, recruiting, retention and employee training

Key Skills and Experience:

- Extensive knowledge of executive compensation best practices
- Human capital management
- Expertise in evaluating executive performance and determining appropriate compensation programs
- Leading cultural change

The Nominating and Corporate Governance Committee

Meetings held in 2022: 4



Membership: FitzGerald (Chair), Bierman, Haney, West (All Independent)

Primary Responsibilities:

- Identify and evaluate existing and potential corporate governance issues, and make recommendations to the Board concerning our Corporate Governance Principles and other corporate governance matters
- Review and recommend individuals qualified to become Board members and recommend to the Board candidates to stand for election or re-election to the Board
- Consider amendments to the Company's articles of incorporation and bylaws with respect to corporate governance, and make recommendations to the Board concerning such proposed amendments
- Review and make recommendations to the Board regarding Board size, composition and structure
- Review and approve related-person transactions

Key Skills and Experience:

- Corporate governance expertise
- Board succession planning
- Public company board service and experience overseeing large organizations

The Quality, Compliance & Ethics Committee

Meetings held in 2022: 4



Membership: Bierman (Chair), FitzGerald, Kerrey, West (All Independent)

Primary Responsibilities:

- Assist the Board with overseeing and reviewing Tenet's significant healthcare-related regulatory and compliance issues, including its compliance programs and the status of compliance with applicable laws, regulations and internal procedures
- Oversee performance under the Company's Quality, Compliance and Ethics Program Charter
- Receive, and review and consult with management on, periodic reports from the Ethics and Compliance Department on all aspects of the compliance program, including efforts in risk assessment, development of policies and procedures, training, auditing and monitoring, and investigations and remediation of compliance matters
- Receive and review periodic reports from the Quality Management Department regarding efforts to advance quality healthcare
- Oversee the performance of the Company's Chief Compliance Officer, who reports directly to our CEO, as well as to the QCE Committee

Key Skills and Experience:

- Experience in establishing and ensuring adherence to quality and compliance controls
- Expertise in compliance-related policies and procedures
- Knowledge of and commitment to ethical business practices

HR Committee Interlocks and Insider Participation

No member of the HR Committee was at any time during 2022 or at any other time an officer or employee of the Company, and no member had any relationship with the Company requiring disclosure as a related person transaction under "Certain Relationships and Related Person Transactions" on page 26 of this Proxy Statement. None of our executive officers has served on a board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Board or HR Committee during 2022.

Role of Board and its Committees in Risk Oversight

Management is primarily responsible for the identification, assessment and management of the various short-, medium- and long-term risks that we face. The Board oversees this process as an integral and continuous part of the Board's oversight of our business. The Board receives regular reports from the heads of our principal businesses and corporate functions that include discussions of the risks, and the immediacy of such risks, involved in their respective areas of responsibility. The Board is routinely informed of developments that could affect our risk profile or other aspects of our business. Among other things, the Board has requested that the Company's management and its internal and external legal counsel advise it promptly of any material developments relating to litigation, regulatory proceedings, and investigations and compliance issues. The Board considers the oversight of regulatory and litigation risk to be one of its highest priorities. In addition, the Board has identified the oversight of cybersecurity risks to be one of its priorities and receives regular reports from the Company's management on the security of the Company's information technology systems.

As we publicly disclosed at the time, in April 2022, we experienced a cybersecurity incident that temporarily disrupted a subset of our acute care operations and involved the exfiltration of certain confidential company and patient information (the "Cybersecurity Incident"). Following discovery of the Cybersecurity Incident, the Board immediately mobilized to provide engaged oversight of the Company's response efforts. The Audit Committee and the full Board have also engaged in continued review of the Company's response and ongoing cybersecurity program. In addition, management and board members with significant cybersecurity and technology experience have held numerous informal update sessions.

The Board's committees oversee risks related to their respective areas, as further described below. The Board is kept informed of its committees' risk oversight and other activities primarily through reports of the committee chairs to the full Board. These reports are presented at every regular Board meeting, as well as at other times when appropriate. As risk-related issues sometimes overlap, certain issues are addressed at the full Board level. In addition, as part of its annual self-evaluation process, the Board discusses and evaluates its ongoing role in enterprise risk oversight.

Role of Audit Committee in Risk Oversight

Our Audit Committee is primarily responsible for overseeing risk management processes relating to our accounting practices, financial reporting and disclosure controls and procedures, corporate finance and general business operations. Among other responsibilities, the Audit Committee:

- Receives quarterly reports from management on business and operational risks, internal audit reports relating to the integrity of our internal financial reporting controls and procedures, potential loss contingencies resulting from pending or threatened litigation or regulatory proceedings, and investigations and reports made to the Company from our Ethics Action Line or any other sources relating to allegations of financial fraud or other infractions.
- Meets regularly with our Chief Executive Officer, Chief Financial Officer, Controller and General Counsel, as well as our external and internal auditors, to discuss potential risks and other contingencies relating to our business.
- Meets on a quarterly basis to review these topics with selected chief executive officers and/or other senior officers of our major operating units.
- Reviews financial and enterprise risk exposures, including material risk issues in connection with its review of our quarterly and annual filings with the SEC.
- Reviews the Company's cybersecurity program at least annually and receives frequent updates on cybersecurity matters.
- Reports and discusses the outcome of its meetings to the full Board, including any other material risks identified by the Audit Committee in the course of its deliberations that require discussion or action by the full Board.

Role of Human Resources Committee in Risk Oversight

Our HR Committee is responsible for assessing our compensation policies and practices relative to all our employees, including non-executive officers, to determine if the risks arising from these policies and practices are reasonably likely to have a material adverse effect on the Company. In performing its duties, the HR Committee meets at least annually with our management and the HR Committee's independent compensation consultant to review and discuss potential risks relating to our employee compensation plans and programs. The HR Committee reports to the Board any risks associated with our compensation plans and programs, including recommended actions to mitigate such risks.

The HR Committee has determined that there are no risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. This finding is based upon the HR Committee's ongoing review of our compensation programs and practices, the mechanisms in our compensation plans and programs intended to reduce the risk of conduct reasonably likely to have a material adverse effect on our Company, and an overall risk assessment of such programs. Among other things, the HR Committee has reviewed our pay philosophy, balance of cash and equity compensation, balance of long-term and short-term performance periods in our plans and programs, and our use of performance metrics that encourage management to act in the long-term interests of our shareholders. The HR Committee has also considered our equity grant administration policy, stock ownership requirements, incentive pay policies on clawbacks and bonus modifiers, as well as our internal financial reporting and regulatory compliance procedures.

Role of Quality, Compliance & Ethics Committee in Risk Oversight

Our QCE Committee is primarily responsible for overseeing our assessment and management of regulatory and compliance risk. In particular, the QCE Committee:

- Oversees our information, procedures and reporting systems to provide reasonable assurance that: (1) our operations comply with applicable laws and regulations, particularly those related to healthcare providers; (2) we, including our directors and employees, act in accordance with appropriate ethical standards; and (3) our subsidiaries' hospitals and other facilities deliver quality medical care to their patients.
- Oversees our Compliance Program, which is governed by our Quality, Compliance and Ethics Program Charter (our Compliance Program is intended to foster compliance with federal and state laws and regulations applicable to healthcare providers).
- Receives quarterly reports from our Chief Compliance Officer, our Ethics and Compliance Department, and our internal and external legal, regulatory and other officers and advisors.

Role of ESG Committee in Risk Oversight

Recognizing the importance of ESG matters to the Company and its stakeholders, our Board formed an ESG Committee in February 2021 in order to provide support for the Company's ongoing efforts in this area. Our ESG Committee, which is a special committee of the Board consisting entirely of independent directors, is responsible for overseeing and supporting the Company's commitment to ESG matters, such as climate change impacts, energy and natural resources conservation, environmental and supply chain sustainability, human rights, diversity and inclusion, and other ESG issues that are relevant and material to the Company. In addition to discussing with management the Company's ESG strategy, initiatives, and policies, the Committee monitors the operational, regulatory and reputational risks and impacts of ESG on the Company, and it provides input and guidance on communications with employees, investors and other stakeholders regarding ESG. We publish an annual ESG report that outlines our commitment to the communities we serve and our objectives and progress in the areas of environmental sustainability, social initiatives and governance performance and is available in the "Investors" section on our website at *www.tenethealth.com*.*

ESG at Tenet

ESG Framework

We are a community built on care. As healthcare providers, we care for patients during some of the most important moments in their lives. While many elements of ESG are inherently part of our fabric, our behaviors demonstrate that supporting ESG is also a decision to act and advocate for the best interests of our communities, planet and society as a whole.

We recognize that our business and social purposes are inextricably linked. We believe our people, our operations, our facilities management and our governance must align properly to generate sustainable business practices for the betterment of all stakeholders we serve. While our responsibility lies, first and foremost, with the delivery of excellent medical care that is safe and compassionate, we equally embrace our commitment to protecting the environment and fostering an inclusive culture.

We continue to refine our approach to the areas that we believe are in the best interests of our stakeholders and our business, while seeking ongoing improvement in the following ESG priority areas:

Environmental	Social	Governance
• Energy and natural resources conservation	• Diversity and inclusion	• Sound governance practices
• Environmental and supply chain sustainability	• Access to quality care and clinical innovation	• Board diversity
• Waste management	• Community support	• Accountability
• Climate change impacts	• Employee engagement	• Ethics and compliance
	• Employee health, safety and well-being	• Active shareholder engagement
	• Personal and professional growth	

ESG Highlights

Included below are highlights of our ESG programs and practices.

 **ENVIRONMENTAL**

- Conducted enterprise-wide environmental materiality assessment in 2022 to identify and evaluate potential environmental issues that could affect our business and/or our stakeholders
- Continued Implementation of our hospital energy management program through LED lighting conversions
- Established four key sustainability focus areas: carbon, waste, water and procurement
- Maintained our membership in Practice Greenhealth, a leading membership and networking organization focused on developing sustainability solutions for hospitals and health systems
- Utilized environmentally friendly construction practices

 **SOCIAL**

- As of December 31, 2022, our total workforce was approximately 78% female, and nearly 50% of our employees self-identified as racially or ethnically diverse
- Approximately 55% of new employees (i.e., those we hired in 2022) self-identified as racially or ethnically diverse
- 60% of the Board is diverse in terms of gender and/or ethnicity
- ~$6.6B in uncompensated care delivered in our communities in 2022
- 5,000+ grants given to employees through the Tenet Care Fund since 2010

 **GOVERNANCE**

- Established in 2021 an ESG Committee of our Board consisting entirely of independent directors
- Ongoing Board refreshment, including the addition of eight new, independent directors since 2017*
- Independent Chairman with robust responsibilities
- All Board committees composed entirely of independent directors
- Annual election of directors by majority standard
- Robust annual self-evaluation process for the Board and each Committee

* Includes General Lloyd J. Austin, III, who resigned from the Board on January 22, 2021 following his confirmation by the U.S. Senate as Secretary of Defense.

Our Environment



**OUR
ENVIRONMENT**

> • **Improving our impact on the environment** through dedicated programs we are implementing

We believe that our focus on environmental sustainability, with the objective of reducing costs and improving sustainability of our operations, provides a strategic benefit. We continue to advance plans to create further efficiencies in our operations and reduce our emissions.

We conducted an enterprise-wide environmental materiality assessment in 2022 to identify and evaluate potential environmental issues that could affect our business and/or our stakeholders. We plan to utilize the findings from the environmental materiality assessment to better inform our ESG strategy. The outputs of our materiality assessment will help us address top priorities across our value chain.

We are continuing to actively shape priorities and elevate our efforts in sustainability, including:

- taking steps to measure the Company's carbon footprint and identify reduction opportunities;
- accelerating the pace of LED lighting conversions across our hospitals;
- increasing our focus on sustainable design for new construction;
- continuing to partner with HealthTrust, our national group purchasing organization, to increase the sustainability of our supply chain;
- working to help ensure sustainability strategies are consistent with other organizations in the sector;
- expanding our integrated waste management program and streamlining methods for electronic waste disposal; and
- promoting sustainability awareness across the enterprise through communications and engagement.

Our Communities



**OUR
COMMUNITIES**

> • **Providing quality healthcare in a culturally sensitive manner** while supporting causes that matter to our communities

Our care sites nationwide are focused on making positive impacts in their local communities in different ways. Our philanthropic efforts are primarily centered around strengthening the health of our communities. Our efforts to give back to our neighbors reflect our mission. Last year, we supported programs that, among other things, advanced education for underrepresented groups, fought hunger and promoted healthcare awareness.

Our People



**OUR
PEOPLE**

- **Supporting our people** through career advancement opportunities and a culture that embraces diversity and inclusion

In general, we seek to attract, develop and retain an engaged workforce, cultivate a high-performance culture that embraces data-driven decision-making, and improve talent management processes to promote diversity and inclusion. To that end, we offer:

- a competitive range of compensation and benefit programs designed to reward performance and promote well-being;
- opportunities for continuing education and advancement through a broad range of clinical training and leadership development experiences, including in-person and online courses and mentoring opportunities;
- a supportive, inclusive and patient-centered culture aligned with our values and based on respect for others;
- company-sponsored efforts encouraging and recognizing volunteerism and community service; and
- a code of conduct that promotes integrity, accountability and transparency, among other high ethical standards.

Our diversity and inclusion (D&I) efforts prioritize the following:

- a workforce and talent pipeline that reflects the communities we serve;
- a leadership team that is comprised of and elevates underrepresented groups;
- training, education and engagement to proactively address the best ways to nurture an inclusive and diverse culture; and
- a top-down, bottom-up approach to ensure active involvement from leadership and employees across the enterprise.

Governance



**OUR
GOVERNANCE**

- **Operating our Company effectively** across all elements

We believe our ESG efforts are most effective when embraced by leadership and activated by employees across the enterprise. In 2021, the Board formed an ESG Committee with a primary purpose to oversee and support our commitment to environmental, social and governance initiatives. Tenet's ESG Committee consists entirely of independent directors and provides input and guidance to help establish the Company's overall approach to ESG matters.

Tenet is committed to maintaining corporate governance policies and practices that protect the long-term interests of our shareholders and promote Board and management accountability. Our Board recognizes that this requires us to continually review and refine our corporate governance to align with evolving market practices and the best interests of our Company and shareholders. The corporate governance practices designed and implemented by the Board also help us operate effectively while remaining true to our mission.

Additional information regarding our approach to and progress in connection with ESG matters can be found in our most recent ESG Report, which is available under the "Financials, SEC Filings & ESG" section on our website at *www.tenethealth.com.**.

Policies on Ethics and Conduct

Code of Conduct

All of our employees, including our Chief Executive Officer, Chief Financial Officer and Controller, are required to abide by Tenet's policies on business conduct summarized in our Code of Conduct and conduct our business in a legal and ethical manner. The members of our Board of Directors and all of our contractors having functional roles similar to our employees are also required to abide by our Code of Conduct. Tenet's policies form the foundation of a comprehensive compliance program that includes compliance with corporate policies and procedures, extensive training, robust auditing and monitoring, an open relationship among colleagues to foster good business conduct, and a high level of integrity. Our policies and procedures cover all major areas of professional conduct, including quality patient care, compliance with all applicable laws and regulations, appropriate use of our assets, protection of patient information, avoidance of conflicts of interest and employment practices.

Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of Tenet's policies on business conduct. Retaliation against any employee who in good faith seeks advice, raises a concern, reports misconduct or provides information in an investigation is strictly prohibited. The Code of Conduct is published in the "Our Commitment To Compliance" section under the "About" heading on our website at *www.tenethealth.com**. In addition, amendments to the Code of Conduct and any grant of a waiver from a provision of the Code of Conduct requiring disclosure under applicable SEC and NYSE rules will be disclosed at the same location as the Code of Conduct on our website at *www.tenethealth.com**.

As part of the program, we provide compliance training at least annually to every employee, as well as to our Board and certain physicians and contractors.

Quality, Compliance and Ethics Program Charter

We operate our ethics and compliance program pursuant to a Quality, Compliance and Ethics Program Charter, which has been approved by our QCE Committee. The Charter requires all Company employees and many of our contractors to:

- Follow our Code of Conduct.
- Participate in annual ethics training and specialized compliance training tailored to the individual's job duties.
- Work with our hospital, corporate and business unit compliance teams to resolve issues of concern.
- Contact the Tenet Ethics Action Line at 1-800-8ETHICS, via email or through our intranet website to report any conduct that they believe in good faith to be an actual or apparent violation of Tenet's policies.

Our Quality, Compliance and Ethics Program Charter may be found in the "Our Commitment To Compliance" section under the "About" heading on our website at *www.tenethealth.com**.

Certain Relationships and Related Person Transactions

Our written Code of Conduct requires all employees, including our executive officers, and members of our Board to report conflicts of interest and those situations in which there may be the appearance of a conflict of interest. The full text of our Code of Conduct is published on our website at *www.tenethealth.com**, and a description of our policies on ethics and conduct can be found above. In the event that Tenet or its subsidiaries is a participant in a transaction in which any director, executive officer, holder of more than 5% of our outstanding shares or any immediate family member of any of these persons has a direct or indirect material interest, our policy is to require that any such transaction be reviewed and approved by the Governance Committee, which is composed entirely of independent directors. There were no "related person" transactions that require disclosure under the SEC rules since the beginning of our last completed fiscal year.

Communications with the Board of Directors by Shareholders and Other Interested Parties

Shareholders and interested parties may communicate with the Board of Directors, including our Chairman, by email to *boardofdirectors@tenethealth.com* or by writing to the Board in care of the Corporate Secretary, Tenet Healthcare Corporation, 14201 Dallas Parkway, Dallas, Texas 75254. Shareholder communications will be reviewed internally to determine if the shareholder's concern can best be addressed by referral to a Tenet department, such as Investor Relations. All other communications will be referred to the Corporate Secretary, who will determine if the communication should be brought to the attention of the full Board, the Chairman of the Board or a particular Board committee or Board member.

Other interested parties may make their concerns known to our non-employee directors by following the procedures for reporting concerns to the Audit Committee set forth in our Corporate Governance Principles, which are available under the "Governance" heading in the "Investors" section on our website at *www.tenethealth.com**.

Director Compensation

The HR Committee reviews our non-employee director compensation programs each year with the assistance of the HR Committee's independent compensation consultant. The Board considers any changes recommended by the HR Committee following its review. Following this review, in May 2022, the annual cash retainer paid to non-employee directors was increased from $95,000 to $100,000 and the value of Restricted Stock Units (RSUs) granted annually to non-employee directors was increased from $190,000 to $200,000.

Employee directors do not receive any compensation for their service as a director. All 2022 compensation for our Chief Executive Officer, Dr. Sutaria, and our former Executive Chairman, Mr. Rittenmeyer, is shown in the 2022 Summary Compensation Table on page 50.

Our 2022 annual compensation program for non-employee directors was structured as follows:

Annual Compensation Element	Amount
Annual Cash Retainer	$100,000
Annual Grant of RSUs	$200,000
Annual Committee Chair Cash Retainers:	
• Audit Committee	$ 25,000
• Human Resources Committee	$ 20,000
• Nominating and Corporate Governance Committee	$ 17,500
• Quality, Compliance & Ethics Committee	$ 17,500
• ESG Committee	$ 17,500
Annual Retainer for Lead Director or Non-Executive Chair:	
• Cash Fee	$150,000
• Additional Grant of RSUs	$ 50,000

Non-employee directors also receive $2,000 per committee meeting attended and for Board meetings receive:
- no fee for the first seven Board meetings each year; and
- for additional meetings, $3,000 per in-person meeting and $1,500 per telephonic meeting attended.

A newly appointed director receives a prorated annual RSU grant. All annual cash fees are prorated for partial year service. Directors are reimbursed for any travel expenses and other out-of-pocket costs incurred while attending meetings.

In addition to our annual director compensation program, in connection with his appointment as Chairman of the Board, Senator Kerrey was granted a one-time additional grant of RSUs in November 2022 with a grant date fair value of approximately $300,000 that will vest on December 31, 2023, subject to his continued service through such date.

2022 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2][3]	Total ($)
J. Robert Kerrey	283,750	550,031	833,781
James L. Bierman	131,250	200,041	331,291
Richard W. Fisher	145,250	200,041	345,291
Meghan M. FitzGerald	135,250	200,041	335,291
Cecil D. Haney	121,750	200,041	321,791
Christopher S. Lynch	125,750	200,041	325,791
Richard J. Mark	129,750	200,041	329,791
Tammy Romo	150,750	200,041	350,791
Nadja Y. West, M.D.	117,750	200,041	317,791

(1) Amounts shown in this column reflect the grant date fair value, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, of RSU awards granted under our stock incentive plan. Assumptions used in the calculation of these amounts are discussed in the footnotes below and/or in Note 10 to our consolidated financial statements for the year ended December 31, 2022 included in our Annual Report on Form 10-K.

(2) Annual RSU grants applicable to the 2022-2023 board service year valued at approximately $200,000 (or $250,000 for Senator Kerrey). We calculated the grant date fair value of the annual RSUs based on the NYSE closing price per share of our common stock on the date of grant, adjusted for a discount for illiquidity of approximately 26.5% to reflect the mandatory post-vest holding period applicable to the 2022 annual awards. On May 9, 2022, based on the NYSE closing price of $70.95 per share of our common stock (adjusted as described in the preceding sentence), each non-employee director then serving was granted 3,836 RSUs under the program, and Senator Kerrey was granted an additional 958 RSUs in respect of his service as Lead Director. We calculated the grant date fair value of the 7,325 RSUs granted to Senator Kerrey on November 3, 2022 based on the NYSE closing price of $40.96 per share of common stock (without any liquidity discount).

(3) All equity awards then held by our non-employee directors were fully vested as of December 31, 2022, other than 7,325 unvested RSUs held by Senator Kerrey that will vest on December 31, 2023, subject to his continued service.

Compensation Plans Applicable to Directors

Stock Incentive Plans

Each non-employee director receives an annual award under our 2019 Stock Incentive Plan of RSUs that is meant to compensate the director for service on the Board beginning on the date of that year's annual shareholders meeting and ending on the date of the following year's annual shareholders meeting. These grants are typically made on the first business day following the annual shareholders meeting and vest immediately on the grant date. A mandatory post-vest holding period of three years is applied to these annual RSU awards, which are settled in shares of our common stock on the third anniversary of the date of grant (unless deferred under the Special RSU Deferral Plan, discussed below).

Special RSU Deferral Plan

We adopted the Special RSU Deferral Plan to permit directors to defer the settlement of their annual RSU grants under our stock incentive plan for a period of five years as provided under the terms of the award agreement. In the event of a change of control of the Company, the RSUs will be settled on the subsequent deferral date irrespective of whether the underlying award agreement would provide for earlier settlement by reason of such change in control. As of the record date, Richard Mark was the only director who elected to defer settlement of RSU grants pursuant to the terms of the Special RSU Deferral Plan.

2006 Deferred Compensation Plan

Under our 2006 Deferred Compensation Plan (DCP), directors and eligible employees may defer all or a portion of their compensation paid during a given calendar year. For directors, compensation is defined as cash compensation from retainers, meeting fees and committee fees. Senator Kerrey was the only non-employee director who participated in the DCP in 2022. A more complete description of the DCP can be found under "Nonqualified Deferred Compensation—Deferred Compensation Plan" beginning on page 58.

Tenet Health

Director Stock Ownership and Retention Requirements

The Board has adopted stock ownership and retention requirements that require each non-employee director with more than one year of service on the Board to own shares of our stock. In addition, each non-employee director is required to own shares of our stock with a value equal to five times the annual cash retainer within five years after the date on which the director joins the Board. Directors who have not satisfied their ownership requirements must retain 100% of any "net shares" received upon the exercise of stock options and the vesting of restricted stock or RSUs until such time as the requirements are met. For this purpose, "net shares" means the number of shares received upon exercise of stock options or upon vesting of restricted stock or RSUs less the number of shares sold or deducted to pay the exercise price (in the case of options), withholding taxes and any brokerage commissions. A detailed discussion of these requirements can be found under "Stock Ownership and Retention Requirements" beginning on page 47. As of the record date, all of our non-employee directors were in compliance with the requirements or within the applicable period to come into compliance.

Executive Officers

Biographical information for the executive officers of the Company is set forth below. Biographical information for Dr. Sutaria can be found under "Nominees for Election to the Board of Directors" beginning on page 6.



Paola M. Arbour, *Executive Vice President and Chief Information Officer*
Ms. Arbour, 59, was appointed Tenet's Chief Information Officer in May 2018 and Executive Vice President in March 2019. In this capacity, Ms. Arbour oversees the leadership and strategic direction for Tenet's information technology (IT) systems and identifies opportunities to support the Company's expansive care network through the application of digital technology, data and automation, and customer experience. Ms. Arbour previously held the title of Senior Vice President from May 2018 to February 2019. Prior to Tenet, Ms. Arbour served as President at ProV International, a technology consulting firm, from November 2017 to April 2018, Vice President Services Global Delivery at ServiceNow, a software company, from July 2016 to September 2017, and as Vice President of Service Delivery at Dell Services from December 2010 to April 2016. From 1985 to 2009, Ms. Arbour held several leadership roles within IT operations at Electronic Data Systems – both at the company's headquarters and also in London and Frankfurt. In July 2021, Ms. Arbour was appointed to the board of directors of Texas Capital Bancshares, Inc. Ms. Arbour earned her bachelor's degree in telecommunications arts and sciences from Michigan State University.



Thomas W. Arnst, *Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary*
Mr. Arnst, 60, serves as Tenet's Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary, where he leads enterprise Human Resources, Legal and Government Relations. He also serves as Chief Risk Officer. Prior to assuming these roles, Mr. Arnst served as Chief Administrative Officer, General Counsel and Corporate Secretary of our Conifer subsidiary. He has more than 30 years of experience working in leadership roles across healthcare, outsourcing and financial services, among other industries. Before joining Conifer in 2018, Mr. Arnst served as Chief Administrative Officer at Millennium Health. Previous positions also include Executive Vice President, Chief Administrative Officer, General Counsel, Head of Global Human Resources and Corporate Secretary at Expert Global Solutions. During his career, Mr. Arnst has also held executive leadership positions at Safety-Kleen, AmeriServe, RailTex and Ryder. He is a graduate of the University of Miami, where he received his Juris Doctor and his Master of Laws. He obtained his Bachelor of Business Administration degree in Finance from Florida Atlantic University.



Daniel J. Cancelmi, *Executive Vice President and Chief Financial Officer*
Mr. Cancelmi, 60, was appointed Tenet's Chief Financial Officer in September 2012 and Executive Vice President in March 2019. He previously served as Senior Vice President from April 2009, Principal Accounting Officer from April 2007 and Controller from September 2004. Mr. Cancelmi was a Vice President and Assistant Controller at Tenet from September 1999 until his promotion to Controller. He joined the Company as Chief Financial Officer of Hahnemann University Hospital. Prior to that, he held various positions at PricewaterhouseCoopers, in the Pittsburgh office and in the firm's National Accounting and SEC office in New York City. Mr. Cancelmi is a certified public accountant licensed in the states of Florida and Texas who received his bachelor's degree in accounting from Duquesne University in Pittsburgh. He is also a member of the American and Florida Institutes of Certified Public Accountants and the Texas Society of Certified Public Accountants.



Lisa Y. Foo, *Executive Vice President, Commercial Operations*
Ms. Foo, 32, was appointed Tenet's Executive Vice President, Commercial Operations in March 2022. In this capacity, Ms. Foo leads several enterprise functions including strategy, business development, marketing, data and analytics, and procurement. She previously served as Vice President, Chief Commercial and Strategy Officer from April 2019 to March 2022. Prior to that, Ms. Foo held various positions at McKinsey & Company, a global management consulting firm, including Associate Partner from 2017 to 2019 in the San Francisco office. She earned her Bachelor of Science in Biological Engineering from Massachusetts Institute of Technology.

Securities Ownership

Securities Ownership of Management

The table below discloses the shares, options and other securities beneficially owned by our directors and director nominees, each of our named executive officers (NEOs), and our current directors and executive officers as a group, as of March 7, 2023 (unless indicated below otherwise). No director or current executive officer has pledged any shares of our common stock.

Name	Shares Beneficially Owned[1]		
	Shares of Common Stock[2]	Options Exercisable Within 60 Days of March 7, 2023	Percent of Class as of March 7, 2023
Paola Arbour	33,006	38,556	*
Thomas W. Arnst	21,178	-0-	*
James L. Bierman	50,038[3]	-0-	*
Daniel J. Cancelmi	454,543	61,383	*
Richard W. Fisher	24,545[4]	-0-	*
Meghan M. FitzGerald	31,587[5]	-0-	*
Lisa Foo	12,224	-0-	*
Cecil D. Haney	10,853[6]	-0-	*
J. Robert Kerrey	56,123[7]	-0-	*
Christopher S. Lynch	29,916[8]	-0-	*
Richard J. Mark	43,621[4]	-0-	*
Ronald A. Rittenmeyer	533,081[9]	-0-	*
Tammy Romo	57,598[10]	-0-	*
Saumya Sutaria, M.D.	399,836	-0-	*
Nadja Y. West, M.D.	27,780[11]	-0-	*
Current executive officers and directors as a group (14 persons)[12]	1,252,848[13]	99,939	1.3%

* Less than 1%.

(1) Except as indicated, each individual named has sole control as to investment and voting power with respect to the securities owned.

(2) As noted below, the totals in this column for each non-employee director include RSUs granted under the terms of our stock incentive plans. These RSUs are settled in shares of our common stock either upon termination of service or upon the third anniversary of the date of grant.

(3) Includes 23,487 RSUs granted under our stock incentive plans.

(4) Includes 23,545 RSUs granted under our stock incentive plans.

(5) Includes 20,770 RSUs granted under our stock incentive plans.

(6) Includes 10,853 RSUs granted under our stock incentive plans.

(7) Includes 31,442 RSUs granted under our stock incentive plans.

(8) Includes 21,938 RSUs granted under our stock incentive plans.

(9) The information is as of October 1, 2022, the date of Mr. Rittenmeyer's resignation due to personal health reasons. Includes 15,000 shares held by Mr. Rittenmeyer's spouse.

(10) Includes 20,246 RSUs granted under our stock incentive plans.

(11) Includes 21,501 RSUs granted under our stock incentive plans.

(12) Does not include securities owned by Mr. Rittenmeyer, who resigned effective October 1, 2022.

(13) Includes RSUs granted to non-employee directors under our stock incentive plans.

Securities Ownership of Certain Shareholders

Based on reports filed with the SEC, each of the following entities owns more than 5% of our outstanding common stock as of the dates indicated below. We know of no other entity or person that beneficially owns more than 5% of our outstanding common stock.

Name and Address	Number of Shares Beneficially Owned	Percent of Class as of March 7, 2023
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	11,498,067[1]	11.02%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	11,304,003[2]	10.83%
Glenview Capital Management, LLC 767 Fifth Avenue, 44th Floor New York, NY 10153	8,896,111[3]	8.53%
Harris Associates L.P. 111 S. Wacker Drive, Suite 4600 Chicago IL 60606	5,463,374[4]	5.24%

(1) Based on a Schedule 13G/A filed with the SEC on March 8, 2023 by BlackRock, Inc., on behalf of itself and its named subsidiaries and affiliates (collectively, "BlackRock"), as of February 28, 2023. BlackRock reported sole voting power with respect to 11,163,024 of the shares indicated above and sole dispositive power with respect to all of the shares indicated above.

(2) Based on a Schedule 13G/A filed with the SEC on February 9, 2023 by The Vanguard Group, Inc., on behalf of itself and its named subsidiaries and affiliates (collectively, "Vanguard"), as of December 31, 2022. Vanguard reported sole voting power with respect to 0 of the shares indicated above, shared voting power with respect to 50,310 of the shares indicated above, sole dispositive power with respect to 11,149,102 of the shares indicated above and shared dispositive power with respect to 154,901 of the shares indicated above.

(3) Based on a Schedule 13D/A filed with the SEC on February 14, 2023 by Glenview Capital Management, LLC and its named subsidiaries and affiliates (collectively, "Glenview"), and Lawrence M. Robbins, as of December 31, 2022, and additional information available to the Company as described in this footnote. Glenview Capital Management, LLC serves as an investment manager to various Glenview funds, and Mr. Robbins is the Chief Executive Officer of Glenview Capital Management. Glenview and Mr. Robbins reported shared voting and investment power with respect to all of the shares indicated above.

(4) Based on a Schedule 13G/A filed with the SEC on February 14, 2023 by Harris Associates L.P. ("Harris"), as of December 31, 2022. Harris reported sole voting power with respect to 2,836,239 shares and sole dispositive power with respect to all of the shares indicated above.

Tenet Health

Compensation Discussion & Analysis

This Compensation Discussion and Analysis (CD&A) describes our executive compensation programs, our process for determining executive compensation and the compensation paid to the following NEOs for 2022:

Named Executive Officer	Title
Saum Sutaria	Chief Executive Officer
Dan Cancelmi	Executive Vice President and Chief Financial Officer
Tom Arnst	Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary
Lisa Foo	Executive Vice President, Commercial Operations[1]
Paola Arbour	Executive Vice President and Chief Information Officer
Ron Rittenmeyer	Former Executive Chairman[2]

(1) Ms. Foo was promoted to Executive Vice President, Commercial Operations effective March 1, 2022.

(2) Mr. Rittenmeyer resigned as Executive Chairman and a member of our Board due to personal health reasons effective October 1, 2022.

CD&A Table of Contents

Overview

2022: Advancing our Strategy and Mission to Expand Quality, Compassionate Care

In 2022, Tenet delivered solid operational results in the face of a dynamic and challenging environment. As the nation emerges from the COVID-19 pandemic, stresses on the workforce and the supply chain continue to evolve. Our strong operational execution during 2022 underscores the resolve of our colleagues across the enterprise and our focus on providing quality, compassionate care to the communities we serve. We continued to expand our Ambulatory Care segment through ongoing organic growth, accretive M&A and de novo development. We continue to enhance high acuity services across our acute care facilities, including cardiovascular, neurosciences, surgical services, trauma, and women's health. At Conifer, we increased revenue over 2021 revenue and delivered strong margins by maximizing opportunities through automation and improving the effectiveness and efficiency of Conifer's services.

Operational Excellence

Our results in 2022 demonstrate our focus on operational excellence. We advanced our high acuity strategy in the hospital business, leveraging data and analytics to manage labor costs. We continue to drive operational efficiency across the portfolio and deliver attractive margins across each of our businesses.

Financial Performance

We delivered solid results across our portfolio in 2022, notwithstanding a challenging industry environment with unprecedented increases in contract labor costs and continued pressures from COVID spikes. Adjusted EBITDA margins remained strong due to our operational focus and effective execution.

Expanded Ambulatory Care

We acquired 45 ambulatory care centers, highlighted by the acquisition of 22 centers associated with United Urology Group and the opening of de novo centers through a continued focus on business development. Additionally, we now own the full 100% interest in USPI's voting stock by acquiring Baylor Scott and White's interest during 2022.

Refinanced and Retired Debt

During the year ended December 31, 2022, we retired approximately $2.6 billion aggregate principal amount of certain of our senior unsecured notes and senior secured first lien notes. These notes were retired using proceeds from the June 2022 sale of $2.0 billion aggregate principal amount of 6.125% senior secured notes due 2030 and cash on hand. These transactions reduced future annual cash interest expense payments by approximately $60 million.

Commitment to ESG

We furthered our commitment to environmental, social, and governance (ESG) values and goals in 2022. The goal of our ESG initiatives is to create a better, more sustainable path for future generations. In 2022, we conducted our enterprise-wide environmental materiality assessment to identify and evaluate potential environmental issues that could affect our business and/or our stakeholders. We also continued the implementation of our hospital energy management program and enhanced access to high acuity specialty care in our communities.

Talent Development

Talent development remains a critical aspect of our focused strategy. We attracted external talent to provide outside perspectives and new thinking. Additionally, we continued to train and grow our existing talent base through a variety of programs designed to promote strong performance, provide greater opportunities, and grow our business. Our commitment to underrepresented populations to further our objective of fostering an engaging culture that represent the markets we serve continues. 55% of newly hired employees in 2022 self-identified as racially or ethnically diverse.

2022 Compensation Program Highlights

2022 Annual Incentive Plan Payouts	In February 2023, the HR Committee approved final payouts under our 2022 Annual Incentive Plan, with corporate performance achieved at 80% of target, and final payouts for our NEOs ranging from 88% to 104% of target payout levels after applying each officer's individual performance multiplier.
2022 LTI Program Awards	In February 2022, the HR Committee approved 2022 Long-Term Incentive (LTI) awards for executive officers comprised of the following restricted stock units ("RSUs"): • 50% time-based awards vesting ratably over three years, and • 50% performance-based awards earned over a three-year period based on the achievement of Adjusted EPS* and Adjusted Free Cash Flow Less Cash NCI*. These performance metrics are established at the start of each year of the three-year performance period subject to a cumulative three-year relative total shareholder return ("Relative TSR") performance modifier.
2020 Performance-Based RSUs	In February 2023, the HR Committee certified final achievement of the 2020 performance-based RSUs granted to the NEOs (other than Mr. Rittenmeyer and Mr. Arnst), with such awards earned at 159.7% of target as a result of exceeding the maximum target for each applicable performance goal for 2020 and 2021, exceeding the targeted Adjusted EPS goal for 2022 and below threshold achievement for the Adjusted Free Cash Flow Less Cash NCI goal for 2022. The HR Committee also certified final achievement of Mr. Arnst's 2020 performance-based RSUs, which were based on Conifer performance for the first year of the performance period and Tenet performance for the final two years of the performance period, with such awards earned at 127.3% of target. The payout was a result of exceeding the target for the Conifer EBITDA goal for 2020, exceeding the threshold for the Conifer Total Revenue and Conifer Cash Collection goals for 2020, exceeding the maximum target for each applicable performance goal for 2021, exceeding the targeted Adjusted EPS goal for 2022 and below threshold achievement for the Adjusted Free Cash Flow Less Cash NCI goal for 2022.

* See Appendix A for definitions of Adjusted EPS and Adjusted Free Cash Flow which is then less cash distributions paid to NCI as reflected on the Company's consolidated statements of cash flow.

2022 Say-on-Pay Vote

Our annual Say-on-Pay vote is one of our opportunities to receive feedback from shareholders regarding our executive compensation program, and the HR Committee takes the result of this vote into account when shaping the compensation program for the Company's NEOs. At our 2022 Annual Meeting, the Say-on-Pay proposal received over 96% support, demonstrating increased, strong support for our executive compensation program. In light of this continued shareholder support, our HR Committee did not make any changes to the structure of our executive compensation program as a result of the 2022 vote. The HR Committee will continue to consider shareholder feedback, input from our independent compensation consultant and the outcomes of future Say-on-Pay votes when assessing our executive compensation programs and policies and making compensation decisions for our NEOs.

Compensation Elements Link Pay with Performance

The following table outlines the primary components of our NEOs' 2022 compensation packages:

Element	Description	Purpose
Base Salary	• Fixed cash compensation set annually • Based on market data, individual performance, internal pay equity and the scope and complexity of the officer's role	• Attracts and retains talented executives with competitive fixed pay
Annual Incentive Plan	• Compensation tied to achievement of annual performance goals • Target award amounts increase with executive's level of influence on business outcomes and reflect individual performance and internal equity	• Motivates and rewards executives for meeting or exceeding annual goals that drive long-term growth • Challenging, objective performance metrics set annually based on the Company's business plans
Long-Term Incentive Compensation		
Performance-Based RSUs 50%	• Performance-based RSUs cliff vest after a three-year performance period based one-half on adjusted earnings per share (EPS)* and one-half on adjusted free cash flow (FCF) minus cash distributions paid to noncontrolling interests (NCI)*; these goals are established at the beginning of each year within the three-year performance period • Relative TSR modifier is measured over the full three-year performance period and may reduce or increase earned payouts by 25%	• Establishing goals for each year of the three-year performance period provides the Company with flexibility, particularly in the current unpredictable macroeconomic environment, to ensure goals remain relevant and challenging throughout the performance period and avoids awards that have weakened retentive value in the event of a single year of below threshold performance or windfall value in the event of a single year of superior performance • Applying the Relative TSR modifier over the full performance period strengthens long-term shareholder alignment and motivates our executives to achieve long-term share price appreciation
Time-Based RSUs 50%	• Time-based RSUs vest ratably over three years based on continued service**	• Aligns economic interests of executives and shareholders through equity ownership • Provides strong retentive value

* See Appendix A for definitions of Adjusted EPS and Adjusted Free Cash Flow which is then less cash distributions paid to NCI as reflected on the Company's consolidated statements of cash flow.

** Mr. Rittenmeyer's time-based RSUs generally vested ratably in 11 quarterly installments; however, his unvested outstanding awards accelerated upon his termination as a result of disability in October 2022.

Best Practices Support Strong Compensation Governance

We maintain the following best practices to ensure our governance of executive compensation reflects our pay-for-performance philosophy and aligns the interests of our executives and shareholders.

What We Do	
⊘ Actively engage with investors	⊘ Emphasize pay-for-performance
⊘ Maintain meaningful stock ownership and retention requirements for executives and non-employee directors	⊘ Include clawback provisions for all performance-based compensation
⊘ Conduct an annual compensation risk assessment	⊘ Provide double-trigger change-in-control severance and LTI acceleration
⊘ Cap payouts under the annual incentive plans and performance-based RSU awards	⊘ Retain an independent compensation consultant

What We Don't Do	
Ø No excise tax gross-ups on change-in-control severance benefits	Ø Directors and executive officers cannot hedge or pledge Company securities
Ø No excessive perquisites	Ø No backdating stock option grants or repricing of underwater stock options without shareholder approval
Ø No single-trigger equity acceleration on a change-in-control	Ø No current dividend payments on unvested equity awards

Detailed Description and Analysis

2022 Compensation Decisions

Base Salary

Base salary provides our NEOs with a fixed base annual income and helps us attract and retain high-performing executives. The HR Committee sets NEO salaries each year considering individual performance reviews, internal pay equity considerations, the scope and complexity of the executive's role and an assessment of peer group and market survey data provided by our independent compensation consultant. Dr. Sutaria's base salary increase of $300,000 and the $50,000 increases for Mr. Arnst and Ms. Arbour reflected a market-based adjustment based on the HR Committee's review of survey and peer group information. Mr. Cancelmi received a base salary increase of $49,950 to recognize his strong performance and better align his pay with competitive market practices. Ms. Foo received a $100,000 base salary increase in connection with her promotion and increased responsibilities.

Named Executive Officer	2022 Annual Base Salary (as of December 31, 2022)
Saum Sutaria	$1,500,000
Dan Cancelmi	$ 750,000
Tom Arnst	$ 650,000
Lisa Foo	$ 650,000
Paola Arbour	$ 550,000
Ron Rittenmeyer	$1,500,000

Annual Incentive Plan

Our Annual Incentive Plan (AIP) provides annual cash incentives to our executives that drive financial, operational and individual performance. The program is designed to motivate executives to meet objectives that matter to our investors and align with the Company's long-term strategy. To that end, the HR Committee selects financial and operational metrics that our executives directly influence with challenging targets so that, in order to pay out, the Company must meet the goals communicated to shareholders. The AIP also includes (i) an individual performance component to focus directly on the contributions of each NEO and to reflect performance on qualitative factors like leadership, integrity, promotion of Company values, and positively influencing Company culture and (ii) a quality and compliance multiplier to promote a culture of quality and compliance by rewarding or penalizing executives for clinical events, adherence to policies and procedures and audit results. Final individual payouts under the AIP are determined as follows:

2022 Annual Incentive Award


INDIVIDUAL TARGET AWARD AMOUNT
X
FINANCIAL RESULTS
=
CALCULATED AIP PAYOUT 0-200% OF TARGET
X
INDIVIDUAL PERFORMANCE MULTIPLIER 0-150%
+/-
COMPLIANCE MODIFIER 0-20%
=
FINAL INDIVIDUAL AIP PAYOUT

2022 Target Annual Incentive Award Levels for Named Executive Officers

In 2022, the HR Committee approved the following target bonus award levels for each NEO. Dr. Sutaria's target bonus increased to 150% to better align with competitive market practices, and Ms. Foo's target bonus was increased to 75% in connection with her promotion. The target bonuses for the other NEOs remained consistent with 2021 target bonuses.

Named Executive Officer	Target Award Relative to Base Salary
Saum Sutaria	150%
Dan Cancelmi	100%
Tom Arnst	75%
Lisa Foo	75%
Paola Arbour	75%
Ron Rittenmeyer	150%

2022 AIP Performance Metrics and Results

Funding for the 2022 AIP pool was based on the Company's total annual Adjusted EBITDA (weighted 70%) and Adjusted Free Cash Flow Less Cash Payments to Noncontrolling Interests (Adjusted FCF Less NCI) (weighted 30%). Payout of each of these metrics can range from 0% to 200% depending on performance.

The HR Committee continued to use Adjusted EBITDA as the most significant metric because it is the primary measure used by financial analysts and investors to judge the Company's financial performance. The HR Committee also continued to use Adjusted Free Cash Flow less NCI as a metric because it captures the Company's ability to sustainably generate cash that can be used for the Company's long-term strategic goals, including acquisitions, investing in joint ventures, or repurchasing outstanding equity or debt securities, as well as other general corporate purposes. Furthermore, free cash flow generation allows the Company to fund growth without raising additional debt and can also be used to retire existing indebtedness, both of which enhance long-term shareholder value. Given the importance of Adjusted Free Cash Flow less NCI to both short-term and long-term value creation for shareholders, the HR Committee decided to continue using it in both the 2022 AIP and LTI programs.

The Adjusted EBITDA and Adjusted Free Cash Flow Less NCI threshold, target and maximum levels and actual performance, as well as the final funding pool are set forth below:

Metric	Threshold Level	Target Level	Maximum Level	Actual Performance	Percentage of Target	Calculated Payout
Adjusted EBITDA[1]	$3.375 billion	$3.475 billion	$3.575 billion	$3.469 billion	93.8%	65.7%
Adjusted FCF less NCI[2]	$ 65 million	$ 145 million	$ 225 million	$ 109 million	55.3%	16.6%
Calculated Funding Pool						82.3% of Target
Final Funding Pool[3]						**80% of Target**

(1) See Appendix A for definition of Adjusted EBITDA.

(2) Adjusted Free Cash Flow (see Appendix A for definition) minus cash distributions paid to NCI reflected on the Company's consolidated statements of cash flow and actual performance reflects adjustments made at the discretion of the HR Committee after considering certain items that impacted cash flows in 2022.

(3) Following management's recommendation to reduce the funding pool, the HR Committee approved the final funding pool at 80% of target.

Individual Performance Modifiers

After completion of the fiscal year, the HR Committee undertakes a robust individual performance review for our executive officers. These reviews allow the HR Committee to incorporate into the AIP program certain quantitative and qualitative elements tailored specifically to each executive's role and circumstances. These reviews also allow the HR Committee to take into consideration factors such as integrity, promotion of Company values, and a positive influence on Company culture, which further the Company's business objectives and strategies. The result is an individual performance multiplier applied to the calculated AIP amount that can range from 0% to 150%. The ratings are calibrated across the entire Company to ensure the AIP funding pool remains fixed.

For the CEO, the HR Committee gathers feedback from select members of management and discusses the performance of the officer with the other independent members of the Board in executive session. For reviews of other executive officers, the CEO provides the HR Committee a detailed evaluation and recommendation based in part on a self-assessment completed by each executive officer.

The HR Committee applied a performance multiplier of 130% for Mr. Rittenmeyer and the following performance modifiers for our other NEOs based on the material factors provided below.

Named Executive Officer	Individual Performance Multiplier	Performance Review Summary
 Dr. Sutaria	130%	• Advanced key strategic objectives as part of the Company's continuing transformative growth strategy started several years ago • Lead strong financial and operating performance through disciplined management and strong operational execution • Continued to strengthen the Company's leadership team, as well as its commitment to diversity and an inclusive culture, to drive a high-performance culture committed to quality, safety and compliance
 Mr. Cancelmi	130%	• Enhanced our liquidity and capital structure by retiring or refinancing approximately $2.6 billion of debt with a lower interest rate, and eliminating any noteworthy debt maturities until Q3-2024 • Lead focused financial discipline and execution that helped drive Adjusted EBITDA margin improvement over 2021 despite a highly inflationary environment • Strengthened the enterprise-wide finance organization with external and internal talent for key leadership roles, and continued the successful transition of various finance functions to our Global Business Center (GBC) in Manila, Philippines • Championed the implementation and launch of a new enterprise payroll and human resources cloud-based information technology system
 Mr. Arnst	130%	• Continued to lead and strengthen our legal and human resources teams to drive performance as enterprise-wide Chief Administrative Officer and General Counsel • Driving the continued streamlining of our legal and human resources functions as part of our continuing enterprise service delivery model and external spend reductions • Leading the continuing shift of service functions to our GBC with over 3,000 roles successfully transitioned as of December 31, 2022, as well as positioning the GBC for continued future success • Championed the implementation and launch of a new enterprise payroll and human resources cloud-based information technology system
 Ms. Foo	130%	• Enhanced the strategy and growth teams across the company with talent upgrades, implementation of best practices and development of focused, market-based strategies within care delivery markets to enable continued growth in higher acuity hospital and ambulatory surgery services • Provided leadership in strategic capital deployment, physician engagement and capacity management to support continued volume recovery and sustained acuity improvement across the hospital portfolio • Continued to advance enterprise procurement initiatives in support of the company's efficiency agenda and enhanced enterprise data & analytics capabilities to further data-driven and predictive management tools

Tenet Health

Named Executive Officer	Individual Performance Multiplier	Performance Review Summary
 Ms. Arbour	110%	• Advanced clinical innovations supporting hospital transfers, bed management and Emergency Room improvements; standardized patient management platform with Electronic Medical Record integration; modernized imaging services and capabilities with migration to the cloud • Drove automation of technology spend, savings, and forecasting accuracy across the enterprise and at a hospital level • Transformed legacy HR and Payroll to cloud based SAAS platform across the enterprise; successfully negotiated and launched the transition to a new IT services outsourcer • Achieved significant financial performance through productivity initiatives inclusive of supplier negotiations to reduce overall cost to deliver • Successfully and swiftly restored services to enterprise while increasing infrastructure resilience after a cybersecurity incident

Quality and Compliance Modifiers

In addition, following the completion of the fiscal year the HR Committee reviews (i) negative hospital events that occurred during the fiscal year, such as any patterns of serious safety events and multiple condition level deficiencies during surveys, noncompliance resulting in immediate jeopardy, "needs improvement" or "unsatisfactory" audit ratings, and (ii) positive compliance and quality events such as optimal internal audit results, optimal clinical compliance scorecard audit results and Centers for Medicare & Medicaid Services zero citation surveys. Following its review of 2022 quality and compliance performance, the HR Committee determined that no modification (positive or negative) would apply to the AIP awards for 2022 for the NEOs.

2022 AIP Payouts

The table below shows target and actual AIP awards earned by each NEO for 2022. Mr. Rittenmeyer's target and actual AIP award for 2022 shown below have been pro-rated through his termination date, as provided for under the terms of the Rittenmeyer Agreement described under "Mr. Rittenmeyer's Disability Benefits" below.

Named Executive Officer	Target AIP Payout	Calculated AIP Payout	Individual Performance Multiplier	Quality & Compliance Modifier	2022 Actual AIP Payout
Saum Sutaria	$2,250,000	$1,800,000	130%	No modification	$2,340,000
Dan Cancelmi	$ 750,000	$ 600,000	130%	No modification	$ 780,000
Tom Arnst	$ 487,500	$ 390,000	130%	No modification	$ 507,000
Lisa Foo	$ 487,500	$ 390,000	130%	No modification	$ 507,000
Paola Arbour	$ 412,500	$ 330,000	110%	No modification	$ 363,000
Ron Rittenmeyer	$1,682,877	$1,346,302	130%	No modification	$1,750,192

Long-Term Incentive Compensation

2022 LTI Awards

In 2022, LTI compensation for executive officers was granted entirely in RSUs, comprised of 50% time-based awards vesting ratably over three years (or, for Mr. Rittenmeyer, ratably over 11 quarters) and 50% performance-based awards earned over a three-year performance period, consistent with the simplifications made to the Company's LTI program in 2020. The HR Committee believes that this program provides alignment of management's incentives with shareholder interests and encourages sustained value creation for shareholders.

Long-Term Incentive Compensation

Performance-Based RSUs (50%)	• Earned based on Adjusted FCF less Cash NCI and Adjusted EPS, with goals set annually to reflect current conditions and business strategy with threshold (0%), target (100%), and max (200%) • Subject to Relative TSR modifier based on performance over the entire performance period (+/- 25% based on cumulative performance versus direct peers)
Time-Based RSUs (50%)	• Solely subject to service-based vesting and forfeiture conditions • Awards directly align executive and shareholder interests while encouraging retention throughout the three-year ratable vesting cycle

Performance Metrics	Rationale and Description
Adjusted Earnings Per Share	• Key metric for our shareholders because our Adjusted EPS drives share price performance • Measures the Company's per share profitability, excluding certain gains and losses
Adjusted Free Cash Flow Less NCI	• Sustained cash flow generation allows the Company to fund objectives important to the Company's long-term strategy without raising additional debt • Measures the Company's ability to generate cash flows from operations that can be used for acquisitions, capital expenditures or repaying debt
Relative Total Shareholder Return	• Comparing the Company's share price performance to its direct competitors rewards management's ability to deliver above-market returns to long-term shareholders • Measures the Company's shareholder return against its three direct publicly traded competitors: Community Health Systems, HCA Healthcare and Universal Health Services • Three-year TSR multiplier applied to full three-year performance period and measured relative to three direct competitors, with +25% for ranking first, no change for second or third, and -25% for fourth

Tenet Health

2022 LTI Grant Values for Named Executive Officers

The following table summarizes the total target grant value of LTI awards granted in February 2022 to each of our NEOs participating in our 2022 LTI program.

Named Executive Officer	Performance-Based RSUs[1][2]	Time-Based RSUs[2]	Total 2022 LTI Grant Value
Saum Sutaria	$5,000,068	$5,000,068	$10,000,136
Dan Cancelmi	$1,500,036	$1,500,036	$ 3,000,072
Tom Arnst	$1,000,077	$1,000,077	$ 2,000,154
Lisa Foo	$ 500,038	$ 500,038	$ 1,000,076
Paola Arbour	$ 500,038	$ 500,038	$ 1,000,076
Ron Rittenmeyer	$4,250,010	$4,250,010	$ 8,500,020

[1] Assumes target level performance for the full performance-based RSU grant, which includes portions of the award for which there is not a grant date fair value for purposes of Accounting Standards Codification (ASC) Topic 718 as the applicable performance conditions had not yet been established.

[2] Value is based on the NYSE closing price per share ($79.12) of our common stock on the date of grant (February 23, 2022).

The Company will disclose its achievement against the applicable performance metrics for the 2022 Performance-Based RSUs following completion of the three-year performance period.

Results of 2020 LTI Awards

The performance-based RSUs granted in February 2020 were divided into three equal one-year tranches, with performance in each year measured based on Adjusted Earnings per Share performance (weighted 50%) and Adjusted Free Cash Flow Less NCI performance (weighted 50%), with a modifier based on relative TSR measured over the full three-year performance period that adjusts the total payout by +/- 25%. All of our 2022 NEOs, other than Mr. Rittenmeyer and Mr. Arnst, received these grants, which vested in February 2023 following the HR Committee's certification of the Company's achievement under the performance metrics.

The following table shows the Company's results under the 2020 performance-based RSUs over the three-year performance period ended December 31, 2022.

Performance Factor	Threshold (0%)	FY 2020 Target (100%)	Maximum (200%)	Threshold (0%)	FY 2021 Target (100%)	Maximum (200%)	Threshold (0%)	FY 2022 Target (100%)	Maximum (200%)
Adjusted EPS	$2.69	$3.02	$3.35	$2.51	$4.17	$4.81	$5.86	$6.45	$7.05
Result		$7.92			$7.58			$6.80	
Adjusted FCF Less NCI	$393M	$483M	$573M	$35M	$155M	$245M	$65M	$145M	$225M
Result		$2.914B			$641M			$(24)M	
Result		200%			200%			79%	
Relative TSR Modifier					(+25% for 1st / -25% for 4th)				
Result					2nd Place – 0% modifier				
Final Result					159.7%				

The performance-based RSUs granted in February 2020 to Mr. Arnst were divided into three equal one-year tranches, with performance in each year measured based on Conifer EBITDA (weighted 45%), Conifer Total Revenue (weighted 30%) and Conifer Cash Collections (weighted 25%). In light of Mr. Arnst's provision of services to Tenet as a whole, rather than only to Conifer, in 2021, the HR Committee determined that it would be appropriate to provide that the performance goals for 2021 and 2022 under Mr. Arnst's performance-based RSUs would be determined based on the Company-wide Adjusted Earnings per

Share (weighted 50%) and Adjusted Free Cash Flow Less NCI (weighted 50%) performance measures, subject to the relative TSR modifier, each as described above with respect to the performance-based PSUs held by our other NEOs. In addition, the threshold payout percentage for 2021 and 2022 was decreased to 0%, with the maximum payout percentage for 2021 and 2022 increased to 200%, consistent with the terms applicable to the performance-based RSUs described above.

The following table shows the results of Mr. Arnst's 2020 performance-based RSUs over the three-year performance period ended December 31, 2022.

	FY 2020 Conifer			FY 2021 (Tenet)			FY 2022 (Tenet)		
Performance Factor	Threshold (50%)	Target (100%)	Maximum (150%)	Threshold (0%)	Target (100%)	Maximum (200%)	Threshold (0%)	Target (100%)	Maximum (200%)
Conifer EBITDA(1)	$281M	$351M	$421M		See Above			See Above	
Result		$367M							
Conifer Total Revenue(2)	$1,046M	$1,308M	$1,569M						
Result		$1,306M							
Conifer Cash Collection(3)	101%	102%	104%						
Result		101.8%							
Result		102.8%			200%			79%	
Relative TSR Modifier					(+25% for 1st / -25% for 4th)				
Result					2nd Place – 0% modifier				
Final Result					127.3%				

(1) Conifer EBITDA is the revenue minus expenses, excluding interest, taxes, depreciation and amortization of the Conifer entities.

(2) Conifer Total Revenue is the gross revenues of the Conifer entities.

(3) Conifer Cash Collection is the percentage of all customer cash goals, as adjusted for items outside of Conifer's control.

The Compensation Process

Role of the Human Resources Committee

The HR Committee is comprised entirely of independent directors and makes all compensation decisions regarding our NEOs. The HR Committee considers input from (i) the other independent members of our Board of Directors, (ii) the Company's shareholders and (iii) its independent compensation consultant. In the case of NEOs other than the CEO, the HR Committee also considers input and recommendations from the CEO. The HR Committee's decisions regarding compensation of these NEOs are made outside the presence of these officers. The HR Committee is also responsible for approving our executive compensation program and general compensation policies, all new or materially amended broad-based compensation plans and the performance measures used in our executive compensation programs, as well as generally overseeing our talent management processes and our anti-harassment policies and procedures.

Independent Compensation Consultant

The HR Committee engaged Meridian Compensation Partners, LLC (the "Consultant") during 2022 as its independent compensation consultant to assist the Committee with its duties. The Consultant participated in or provided input with respect to all meetings of the HR Committee and regularly communicated with the HR Committee Chair, who also serves as our Board Chairman. This year, the Consultant's services included:

- Providing market data, industry trends and competitive analysis relative to our peers;
- Advising on the key elements of our executive compensation plans and policies;
- Reviewing our compensation peer group and suggesting changes, if warranted;
- Advising on the parameters for the 2022 LTI program; and
- Providing recommendations on the structure and competitiveness of compensation for our CEO and former Executive Chairman.

Subject to the approval of the HR Committee, the Consultant meets with members of management to review management's proposed compensation recommendations to the Committee, discuss compensation trends and best practices, and review Company compensation data. Any material information provided to management by the Consultant was disclosed to the HR Committee.

44

Tenet Health

To safeguard the independence of the Consultant:

- The HR Committee retains the Consultant, determines the terms and conditions of the Consultant's engagement and has the sole authority to approve the Consultant's fees and other retention terms or to terminate the engagement;
- The Consultant reports directly to the HR Committee and have direct access to the HR Committee Chair during and between meetings; and
- The Consultant provides no services to the Company or management, except as related to executing the provisions of the HR Committee Charter, and with the knowledge and approval of the HR Committee Chair.

The HR Committee has assessed the independence of the Consultant engaged during 2022 pursuant to SEC and NYSE rules and concluded that no conflict of interest exists in connection with the Consultant's service as an independent advisor to the Committee.

Benchmarking Against Peer Companies

Each year the HR Committee reviews market compensation practices to evaluate the competitiveness of the Company's pay levels and program design. Given the small number of publicly held healthcare providers and competition with not-for-profit companies, the HR Committee relies on a blend of peer group and market survey data to survey market practices. The HR Committee uses the peer group to assess whether executive officer pay levels are aligned with Company performance on a relative basis and considers the "market median" to be a helpful benchmark in setting compensation levels for our executive officers.

2022 Peer Group

The Company currently has only three direct competitors that are publicly traded: Community Health Systems, Inc., HCA Healthcare, Inc. and Universal Health Services, Inc. As a result, in August 2021, in consultation with the Consultant, the HR Committee followed an objective selection process that looked to related industry segments with companies approximating Tenet in revenues, market capitalization, enterprise value and number of employees to ensure we retained a sufficiently large and appropriate peer group. In connection with this review, the HR Committee determined that as a result of its voluntary delisting in March 2021, Genesis Healthcare would be replaced by Henry Schein, Inc. for Tenet's peer group for 2022.

Direct Peers
- Community Health Systems
- HCA Healthcare
- Universal Health Services

Additional Peers
- Baxter International
- Becton, Dickinson and Company
- Boston Scientific
- DaVita
- Encompass Health
- Henry Schein
- Humana
- LabCorp
- Molina Healthcare
- Quest Diagnostics
- Select Medical
- Stryker

The following chart illustrates Tenet's size compared to the 2022 peer group median of revenues, enterprise value and number of employees, using data provided to the HR Committee by the Consultant in August 2021.



TENET POSITIONING RELATIVE TO PEERS

REVENUE — 77th Percentile

ENTERPRISE VALUE — 43rd Percentile

EMPLOYEES — 50th Percentile / 94th Percentile

Market Survey Data

For 2022 compensation decisions, the HR Committee reviewed additional compensation data from the 2021 Willis Towers Watson U.S. Compensation Database survey, which includes companies with targeted annual revenue ranging from $10 billion to $25 billion. The Consultant compiles data from this survey relating to compensation levels for Tenet executive officers against the compensation levels received by executives holding similar positions at other companies. The Consultant then presents the data to the HR Committee in aggregated form, and the identity of the companies comprising the survey data is not disclosed to, or considered by, the HR Committee in its decision-making process.

Other Compensation, Benefits and Considerations

Perquisites

Perquisites for our NEOs are limited and generally represent an immaterial element of our executive compensation program. They largely consist of life insurance premiums, Company contributions to retirement programs available to other senior officers, and personal use of Company aircraft.

Upon the recommendation of an independent, third-party security study, prior to his resignation the Company also provided Mr. Rittenmeyer a car and personal security driver that he primarily used for commuting and local business travel. The HR Committee does not consider these security costs as personal benefits because they served a business purpose arising from his employment as Executive Chairman. However, the Company is required to disclose the unreimbursed incremental costs associated with the personal use of the Company-provided car, including commuting expenses, as well as the personal security driver. The amounts of these services are disclosed in the Summary Compensation Table on page 50. The security study also recommended that Mr. Rittenmeyer use Company aircraft for both business and personal use to ensure his safety. The Rittenmeyer Agreement required that he reimburse us for any personal use of the corporate aircraft above 100 hours per year. Additionally, the Sutaria Agreement requires Dr. Sutaria to reimburse us for any personal use of the corporate aircraft above 50 hours per year (which was increased to 100 hours commencing with 2023), and our aircraft usage policy allows the CEO to approve limited personal use of Company aircraft by certain other Company executives. In 2022, Dr. Sutaria did not use the corporate aircraft for material personal use, and Mr. Rittenmeyer's personal use of the corporate aircraft totaled approximately 6.5 hours. The unreimbursed incremental cost of their and any other NEO's use is disclosed in the Summary Compensation Table on page 50.

During 2022, the Company provided a tax gross-up to Mr. Rittenmeyer exclusively to cover personal income tax obligations due to imputed income for use of a Company-provided car for security purposes. We do not provide our NEOs with any other significant perquisites.

Executive Severance Plan

The Tenet Executive Severance Plan (ESP) applies to certain of our NEOs in addition to other senior managers and officers of the Company. The ESP provides cash severance and other benefits that vary by position level, consistent with market practice. ESP participants do not receive gross-ups of excise taxes that may be incurred upon a change of control.

Each of the NEOs, other than Dr. Sutaria and Mr. Rittenmeyer, was eligible to receive severance benefits under the ESP during 2022 in the event of a qualifying termination. The severance periods for the Company's NEOs under the ESP were determined by the HR Committee based on (1) past company practice, (2) competitive data provided by the Consultant regarding the severance periods in place for executives of similar-sized companies and other healthcare peers, and (3) the HR Committee's analysis of the financial impact of various severance compensation scenarios on each of these executives and the Company.

Provisions in the ESP and related severance agreements regarding non-competition, confidentiality, non-disparagement and non-solicitation as a condition of receipt of severance benefits under the ESP remain in effect for at least the period during which the severed executive is entitled to receive severance payments.

A more detailed description of the ESP is contained in "Potential Payments Upon Termination or Change of Control" beginning on page 59.

Executive Retirement Programs

Certain of our NEOs participate in our frozen Supplemental Executive Retirement Plan (SERP), our Executive Retirement Account (ERA) and our Sixth Amended and Restated Tenet 2006 Deferred Compensation Plan (Deferred Compensation Plan, or DCP). These programs are designed to provide retirement benefits to participating management-level employees, whose retirement benefits under our tax-qualified programs are otherwise limited under provisions of the Internal Revenue Code. Additional information regarding these programs is provided in the narrative discussion following the 2022 Pension Benefits Table on page 56 and under "Nonqualified Deferred Compensation" beginning on page 58.

Employee Benefits

Our NEOs participate in the Company's broad-based benefit programs generally available to all employees, including our 401(k) Retirement Savings Plan, health and dental and various other insurance plans, including disability and life insurance. These benefits are consistent with providing a total pay program that is sufficiently competitive with our peer companies to attract and retain highly qualified personnel.

Tax Matters

Section 162(m) of the Internal Revenue Code (Section 162(m)) generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to certain "covered employees" in any single year. Prior to 2018, certain performance-based compensation elements were exempt from this limit on deductibility; however, the Tax Cut and Jobs Act repealed this exemption. Notwithstanding the repeal of the "performance-based" compensation exemption pursuant to Section 162(m), the Company has continued to subject a significant portion of the incentive compensation payable to our NEOs to the achievement of one or more performance metrics specified by the HR Committee. As a result of the repeal, we generally expect that compensation payable to our NEOs in excess of $1 million will not be deductible.

Compensation Governance Practices

Stock Ownership and Retention Requirements

The Board has adopted stock ownership and stock retention requirements for our non-employee directors and all Company officers with the title of Senior Vice President and above, to further align such individual's economic interests with those of our shareholders. The ownership requirements must be met within five years from the date on which an individual becomes a director or senior officer, with two-year extensions in the event of a promotion.

Each senior officer is required to own shares of our stock with a value equal to the following multiple of his or her base salary:

Executive Level	Market Value of Stock as a Multiple of Base Salary
Chief Executive Officer	6x
President or Chief Operating Officer	4x
Executive Vice Presidents	2x
Senior Vice Presidents	1x

Shares counted toward the stock ownership requirements include: (i) shares of common stock held of record or in a brokerage account by the individual or his or her spouse; (ii) unvested time-based restricted stock or RSUs; and (iii) stock units credited under deferred compensation plans. Outstanding stock options and unearned performance-based RSUs do not count toward satisfaction of the ownership requirements.

If a director or senior officer does not meet the applicable ownership requirements, he or she must retain 100% of any "net shares" received upon the exercise of stock options and the vesting of restricted stock or RSUs until such time as the requirements are met. For this purpose, "net shares" means the number of shares received upon exercise of stock options or upon vesting of restricted stock or RSUs less the number of shares sold or deducted to pay the exercise price (in the case of options), withholding taxes and any brokerage commissions.

All NEOs who are current employees of the Company comply with these requirements. All senior officers are required to certify that they are in compliance with these guidelines prior to executing a sale of the Company's common stock.

Equity Grant Timing and Stock Option Exercise Prices

Historically, we have made annual equity awards to NEOs and other employees during the first quarter of the year in connection with annual executive compensation decisions. In accordance with the terms of our equity plans, the grant date of these awards is the date the HR Committee approves the grant, which usually occurs at a meeting scheduled more than one year in advance.

We occasionally may grant equity awards to newly hired employees, employees who have been promoted, or for special recognition, retention or other purposes outside of the annual grant process. For equity grants awarded outside of the annual grant cycle, the grant date generally is the first or 15th day of the month following hire or approval (or, if such date is not a trading day, the following date that is a trading day). The exercise price for all stock options is the NYSE closing price per share of our common stock on the date of grant or on the immediately preceding trading day if the date of grant is not a trading day. HR Committee approval is required in all cases where the recipient of the equity grant is a NEO or other senior officer.

Prohibition on Hedging or Pledging Our Stock

Our insider trading policy prohibits any director, executive officer or any other employee subject to its terms from entering into short sales, derivative transactions or any other similar transactions designed to hedge or offset, any decrease in the market value of our stock, whether directly or indirectly. In addition, these directors, officers and employees are prohibited from pledging our stock, including through holding our stock in margin accounts. Our Code of Conduct prohibit all employees from engaging in any market transaction that could put their personal gain in conflict with the Company or its shareholders, including trading in options, warrants, puts, calls or similar derivative interests in Company securities.

Clawback Policies

All awards under our AIP, including for NEOs, are subject to clawback and forfeiture provisions under which the Board may require forfeiture or reimbursement to the Company of a cash bonus in the event of a material restatement of our financial results caused by the recipient's fraud or in other circumstances involving material violations of Company policy, fraud or misconduct that cause substantial harm to the Company even in the absence of a restatement of financial statements. In addition, performance-based LTI awards made to our NEOs are subject to clawback if, within three years following the end of the performance period, the Company materially restates its financial results with respect to the performance period and the recipient's fraud or misconduct caused or partially caused the need for the restatement. The Company intends to adopt a clawback policy compliant with Exchange Act Rule 10D-1 upon or prior to the effectiveness of final listing standards from the NYSE implementing such rule.

Human Resources Committee Report

Our Human Resources Committee (HR Committee) has reviewed and discussed with management the Compensation Discussion and Analysis above. Based on this review and these discussions, the HR Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, and included in this Proxy Statement.

Members of the Human Resources Committee

J. Robert Kerrey, Chair
Richard W. Fisher
Christopher S. Lynch
Richard J. Mark
Tammy Romo

Executive Compensation Tables

2022 Summary Compensation Table

The following table summarizes the compensation for the years ended December 31, 2022, 2021 and 2020 for our NEOs. Mr. Arnst became a NEO for the first time in 2021, and Ms. Foo became a NEO for the first time in 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Pension Value and Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Saum Sutaria Chief Executive Officer	2022	1,441,154	-0-	6,847,258	2,340,000	-0-	418,716	11,047,128
	2021	1,146,154	-0-	15,000,119	4,500,000	-0-	507,399	21,153,672
	2020	1,000,000	500,000	5,000,025	1,755,000	-0-	325,634	8,580,659
Dan Cancelmi EVP and Chief Financial Officer	2022	740,178	-0-	2,054,149	780,000	-0-	33,757	3,608,084
	2021	686,575	-0-	2,750,103	3,353,464	2,621,133	8,700	9,419,975
	2020	641,385	250,000	2,500,054	2,169,160	1,620,368	39,529	7,220,496
Tom Arnst EVP, Chief Administrative Officer, General Counsel and Corporate Secretary	2022	639,712	181,500[5]	1,369,445	507,000	-0-	152,893	2,850,550
	2021	461,538	-0-	1,500,094	1,580,000	-0-	128,700	3,670,332
Lisa Foo EVP, Commercial Operations	2022	630,385	150,000[6]	684,713	507,000	-0-	158,998	2,131,096
Paola Arbour EVP and Chief Information Officer	2022	540,192	-0-	684,713	363,000	-0-	119,171	1,707,076
	2021	500,000	-0-	900,036	1,414,584	-0-	108,846	2,923,466
	2020	500,000	-0-	900,052	954,536	-0-	125,459	2,480,047
Ron Rittenmeyer Former Executive Chairman	2022	1,182,692	5,000,000[7]	7,741,359[8]	1,750,192	-0-	8,634,562	24,308,805
	2021	1,500,000	-0-	10,000,013	6,750,000	-0-	416,147	18,666,160
	2020	1,444,615	875,000	10,000,021	3,948,750	-0-	407,143	16,675,529

(1) Values in this column for 2022 represent the grant date fair value of time-based RSUs and performance-based RSUs calculated in accordance with ASC Topic 718. We calculate the grant date fair value of time-based RSUs based on the NYSE closing price per share of our common stock on the applicable date of grant, which was $79.12 on February 23, 2022. For purposes of the performance-based RSUs granted in 2022, only the first one-third tranche, which vests based on 2022 performance (subject to the three-year Relative TSR modifier) is reflected in this column for 2022. The grant date fair value per unit of the first tranche of the 2022 performance-based RSUs was $87.69, which was determined assuming target performance for the financial measures and using a Monte Carlo simulation including the following assumptions: (a) grant date stock price of $79.12; (b) simulation term of 2.85 years; (c) volatility of 68.14%; (d) a dividend yield of 0.00%; and (e) a risk free investment rate of 1.74%. If maximum performance were assumed, the first tranche of the performance-based RSUs included in these totals for 2022 would be as follows: Dr. Sutaria: $4,156,177; Mr. Cancelmi, $1,246,776; Mr. Arnst: $831,214; Ms. Foo: $415,563; Ms. Arbour: $415,563; and Mr. Rittenmeyer: $3,632,679. The remaining tranches of the 2022 performance-based RSUs will be reflected as compensation for the year in which the applicable performance targets are established and a grant date fair value can be determined under ASC Topic 718.

(2) This column reflects cash awards earned under our AIP for performance in the relevant year.

(3) The 2022 amounts represent the change in the actuarial present value of accumulated benefits under our SERP as of December 31, 2022 for Mr. Cancelmi, our only NEO who participates in the SERP. These amounts do not reflect compensation actually paid to the NEO. No NEO received preferential or above-market earnings on deferred compensation.

Tenet Health

(4) Amounts shown in this column for 2022 include the following:

	Sutaria	Cancelmi	Arnst	Foo	Arbour	Rittenmeyer
Matching contributions under our 401(k) Retirement Savings Plan	9,150	9,150	9,150	9,150	9,150	-0-
Matching contributions under our 2006 DCP	33,750	-0-	-0-	19,848	-0-	-0-
Company contributions under our ERA	375,000	-0-	130,000	130,000	110,000	875,000
Personal use of company aircraft*	739	24,448	13,743	-0-	-0-	36,702
Personal use of Company car and driver for security reasons**	-0-	-0-	-0-	-0-	-0-	9,679
Disability benefits***	-0-	-0-	-0-	-0-	-0-	7,713,181
Other****	77	159	-0-	-0-	21	-0-
Total	418,716	33,757	152,893	158,998	119,171	8,634,562

*   Amounts shown in this row represent the incremental costs associated with the personal use of our aircraft. Incremental costs include fuel costs, landing and parking fees, customs and handling charges, per hour accruals for maintenance service plans, passenger catering and ground transportation, crew travel expenses and other trip-related variable costs (including fees for contract crew members and the use of our fractional jet interest). Because our aircraft are used primarily for business travel, incremental costs exclude fixed costs that do not change based on usage, such as pilots' salaries, aircraft purchase or lease costs, fractional jet interest management fees, home-base hangar costs and certain maintenance fees.

**   For business-related security reasons, a Company car and personal security driver were provided to Mr. Rittenmeyer primarily for commuting and local business travel. The car is valued based on the annualized cost of the car plus maintenance and fuel. For security personnel employed by the Company, the cost is the actual incremental cost of expenses incurred by the security personnel. Total salary and benefits are not allocated because the Company already incurs these costs for business purposes. The amount also includes $3,809 for a related tax gross-up benefit.

***   Represents the benefits payable to Mr. Rittenmeyer under the terms of the Rittenmeyer Agreement upon his resignation, which was considered a termination on account of disability, as described under "Mr. Rittenmeyer's Disability Benefits" below.

****   Represents a payroll tax gross-up resulting from an administrative timing error on certain inputed income.

(5) In April 2022, Mr. Arnst was paid a discretionary bonus of $181,500 in recognition of his ongoing contributions toward the Company-wide performance.

(6) In March 2022, Ms. Foo was paid a discretionary bonus of $100,000 in recognition of her high performance and contributions to the organization. In April 2022, Ms. Foo received the final $50,000 tranche of her three-year long-term cash incentive award originally granted in April 2019.

(7) Represents Mr. Rittenmeyer's $5 million retention bonus granted in 2021, which was originally scheduled to vest on December 31, 2024 but which was accelerated on account of his disability.

(8) In connection with his resignation, the second and third tranches of Mr. Rittenmeyer's performance-based restricted stock units granted in 2022 were accelerated assuming target performance levels, as described under "Mr. Rittenmeyer's Disability Benefits" below. Because these tranches were not considered granted for purposes of ASC Topic 718 until the date of such acceleration, the grant date fair value of such tranches as reflected in this column was based on the NYSE closing price per share of common stock on October 3, 2022, the first trading day following the date of such acceleration.

Grants of Plan-Based Awards During 2022

The following table sets forth information concerning grants of equity awards made in 2022 under our 2019 Stock Incentive Plan and grants of cash that potentially could have been earned in 2022 under our AIP.

Name	Award Type[1]	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[2]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Saum Sutaria	AIP		0	2,250,000	6,750,000					
	RSU	2/23/22							63,196	5,000,068
	PRSU	2/23/22				0	21,065	47,396		1,847,190
Dan Cancelmi	AIP		0	750,000	2,250,000					
	RSU	2/23/22							18,959	1,500,036
	PRSU	2/23/22				0	6,319	14,218		554,113
Tom Arnst	AIP		0	487,500	1,462,500					
	RSU	2/23/22							12,640	1,000,077
	PRSU	2/23/22				0	4,213	9,479		369,438
Lisa Foo	AIP		0	487,500	1,462,500					
	RSU	2/23/22							6,320	500,038
	PRSU	2/23/22				0	2,106	4,739		184,675
Paola Arbour	AIP		0	412,500	1,237,500					
	RSU	2/23/22							6,320	500,038
	PRSU	2/23/22				0	2,106	4,739		184,675
Ron Rittenmeyer	AIP		0	2,250,000	6,750,000					
	RSU	2/23/22							53,716	4,250,010
	PRSU	2/23/22				0	17,905	40,286		1,570,089
	PRSU	10/1/22							35,811	1,921,260[3]

(1) **AIP Awards.** Awards designated "AIP" are awards that our NEOs might have earned during 2022 under our Annual Incentive Plan, dependent upon our 2022 performance. Awards actually earned are shown in the Non-Equity Incentive Plan Compensation column of the 2022 Summary Compensation Table on page 50.

Time-Based Restricted Stock Unit Awards. Awards designated "RSU" reflect time-based RSUs under our 2019 Stock Incentive Plan. The RSUs vest ratably over each of the first three anniversaries of the grant date.

Performance-Based Restricted Stock Unit Awards. Awards designated "PRSU" reflect the first one-third tranche of the performance-based RSUs granted under our 2019 Stock Incentive Plan in 2022. The PRSUs are subject to the satisfaction of financial and stock price performance conditions further discussed on page 42.

(2) We calculate the grant date fair value of time-based RSUs based on the NYSE closing price per share of our common stock on the applicable date of grant, which was $79.12 on February 23, 2022. For purposes of the performance-based RSUs granted in 2022, only the first one-third tranche, which vests based on 2022 performance (subject to the three-year Relative TSR modifier) is reflected in this column for 2022. The grant date fair value of the first tranche of the 2022 performance-based RSUs was $87.69, which was determined assuming target performance for the financial measures and using a Monte Carlo simulation including the following assumptions: (a) grant date stock price of $79.12; (b) simulation term of 2.85 years; (c) volatility of 68.14%; (d) a dividend yield of 0.00%; and (e) a risk free investment rate of 1.74%. Although approved by the Committee in February of 2022, the second and third tranches of the 2022 PRSUs will not have an ASC Topic 718 grant date fair value until the applicable performance conditions are established in early 2023 and 2024, respectively. Accordingly, such tranches will be reported as 2023 and 2024 grants under applicable SEC guidance.

(3) In connection with his resignation, the second and third tranches of Mr. Rittenmeyer's performance-based restricted stock units granted in 2022 were accelerated assuming target performance levels, as described under "Mr. Rittenmeyer's Disability Benefits" below. Because these tranches were not considered granted for purposes of ASC Topic 718 until the date of such acceleration, the grant date fair value was based on the NYSE closing price per share of common stock on October 3, 2022, the first trading day following the date of such acceleration.

Tenet Health

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Sutaria Employment Agreement

Dr. Sutaria and the Company are parties to an amended and restated employment agreement (the "Sutaria Agreement"), which provides for an initial term from September 1, 2021 through December 31, 2025, with automatic one-year renewals unless either party provides advance notice of their intention not to renew and subject to earlier termination in accordance with the terms of the agreement. In addition to setting forth standard terms regarding minimum base salary, target bonus under the AIP, eligibility for LTI awards and employee benefits, the Sutaria Agreement provides for an annual Company contribution to the ERA of no less than $250,000.

The Sutaria Agreement includes severance payments and benefits in the event of a qualifying termination, as described in further detail on page 60.

Rittenmeyer Employment Agreement

Prior to his resignation, Mr. Rittenmeyer and the Company were parties to an amended and restated employment agreement, which was most recently amended on February 25, 2022 (the "Rittenmeyer Agreement"). The Rittenmeyer Agreement, as amended, provided that Mr. Rittenmeyer would serve as Executive Chairman through December 31, 2023 and as advisor to the CEO and the Board through December 31, 2025. In addition to setting forth standard terms regarding minimum base salary, target bonus under the AIP, eligibility for LTI awards and employee benefits, the Rittenmeyer Agreement provided for a $5 million retention bonus, subject to his continued employment through December 31, 2024. The Rittenmeyer Agreement also provided for severance payments and benefits in the event of a qualifying termination, pursuant to which Mr. Rittenmeyer received disability benefits in connection with his resignation, as described below under "Mr. Rittenmeyer's Disability Benefits" on page 59.

Outstanding Equity Awards

The following table sets forth information as of December 31, 2022 with respect to outstanding equity awards granted to each of the NEOs other than Mr. Rittenmeyer. As of December 31, 2022, Mr. Rittenmeyer had no outstanding equity awards.

Outstanding Equity Awards at 2022 Fiscal Year-End Table

Name	Grant Date	Option Awards[1]		Option Exercise Price ($)	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Saum Sutaria	2/26/20					47,962[3]	2,340,066		
	2/26/20					57,449[4]	2,802,937		
	2/24/21					50,458[3]	2,461,846		
	2/24/21							127,722[5]	6,231,556
	9/1/21					53,341[6]	2,602,507		
	9/1/21							120,018[7]	5,855,678
	2/23/22					63,196[3]	3,083,333		
	2/23/22							47,396[8]	2,312,463
Dan Cancelmi	2/27/19	61,383	—	28.26	2/27/29				
	2/26/20					14,989[3]	731,313		
	2/26/20					71,810[4]	3,503,610		
	2/24/21					17,346[3]	846,311		
	2/24/21							58,541[5]	2,856,215
	2/23/22					18,959[3]	925,010		
	2/23/22							14,218[8]	693,684
Tom Arnst [10]	6/2/20					7,539[9]	367,828		
	6/2/20					28,790[4]	1,404,664		
	2/24/21					9,462[3]	461,651		
	2/24/21							31,932[5]	1,557,962
	2/23/22					12,640[3]	616,706		
	2/23/22							9,479[8]	462,493

		Option Awards[1]				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Lisa Foo	2/26/20					1,799[3]	87,773		
	2/26/20					8,620[4]	420,570		
	2/24/21					2,208[3]	107,728		
	2/24/21							7,452[5]	363,583
	2/23/22					6,320[3]	308,353		
	2/23/22							4,739[8]	231,191
Paola Arbour	5/31/18	17,205		35.43	5/31/28				
	2/27/19	21,351		28.26	2/27/29				
	2/26/20					5,396[3]	263,271		
	2/26/20					25,854[4]	1,261,417		
	2/24/21					5,677[3]	276,981		
	2/24/21							19,159[5]	934,768
	2/23/22					6,320[3]	308,353		
	2/23/22							4,739[8]	231,191

(1) All options have a term of 10 years.

(2) Based on the NYSE closing price of $48.79 per share of our common stock on December 30, 2022, the last trading day of 2022.

(3) These time-based restricted stock units vest in equal installments on each of the first three anniversaries of the date of grant.

(4) These performance-based restricted stock units became earned at 159.7% of target (or, for Mr. Arnst, 127.3% of target) the end of the three-year performance period ending December 31, 2022. The earned performance-based restricted stock units vested on February 26, 2023.

(5) These performance-based restricted stock units will vest on February 24, 2024 following the end of the three-year performance period ended December 31, 2023, subject to achievement of Adjusted Earnings Per Share and Adjusted Free Cash Flow Less NCI performance goals for each year within the three-year performance period, as modified by the Relative TSR modifier measured over the entirety of the performance period. The amount reported here represents the maximum performance-based restricted stock units that may be earned.

(6) These time-based restricted stock units vest on August 31, 2025.

(7) These performance-based restricted stock units will vest on August 31, 2025, subject to achievement of annual performance goals for each year (or partial year) within the performance period beginning January 1, 2021 and ending June 30, 2025, as modified by the Relative TSR modifier measured over the entirety of the performance period. The amount reported here represents the maximum performance-based restricted stock units that may be earned.

(8) These performance-based restricted stock units will vest on February 23, 2025 following the end of the three-year performance period ended December 31, 2024, subject to achievement of Adjusted Earnings Per Share and Adjusted Free Cash Flow Less NCI performance goals for 2022, as modified by the Relative TSR modifier measured over the entirety of the performance period. The amount reported here represents the maximum performance-based restricted stock units that may be earned with respect to the first tranche of these awards.

(9) These time-based restricted stock units vested on February 28, 2023.

(10) The following outstanding equity awards reported for Mr. Arnst in these rows were transferred pursuant to a domestic relations order: (i) 2,008 time-based restricted stock units granted on June 2, 2020, (ii) 7,665 performance-based restricted stock units granted on June 2, 2020 (based on actual performance through December 31, 2022), (iii) 1,437 time-based restricted stock units granted on February 24, 2021, and (iv) 3,879 performance-based restricted stock units granted on February 24, 2021 (assuming maximum performance).

Option Exercises and Stock Vested

The following table sets forth certain information regarding stock options exercised and restricted stock unit awards vested during 2022 for the NEOs. No NEOs exercised stock options during 2022.

2022 Option Exercises and Stock Vested Table

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Saum Sutaria			438,698	34,924,495
Dan Cancelmi			32,704	2,763,949
Tom Arnst			21,253[2]	1,804,889
Lisa Foo			2,903	243,837
Paola Arbour			11,380	962,580
Ron Rittenmeyer			332,846	19,165,624

(1)   Calculated by multiplying the number of shares vested by the market price of common stock on the vesting date. The values shown do not represent the total value of shares received by the NEOs, as shares were withheld to cover applicable taxes.

(2)   Includes 8,896 restricted stock units transferred pursuant to a domestic relations order.

Pension Benefits

The following table sets forth information as of December 31, 2022 with respect to our SERP, which provides for payments or other benefits in connection with the retirement of the following participating NEOs.

2022 Pension Benefits Table

Name	Plan Name	Number of Years of Credited Service[1]	Present Value of Accumulated Benefit ($)[2][3][4]	Payments During Last Fiscal Year
Dan Cancelmi	SERP	20	9,661,518	-0-

(1)   Credited service under the SERP is limited to a maximum of 20 years.

(2)   Computed as of December 31, 2022, the same pension plan measurement date used for financial statement reporting purposes with respect to our consolidated financial statements for the year ended December 31, 2022, which are included in our Annual Report on Form 10-K.

(3)   Determined using the benefit formula, age and service credits, and final average earnings as of December 31, 2022, using: (i) the assumption that retirement age is age 62, which is the earliest age at which a participant under the SERP may retire or terminate employment without a reduction in benefits; (ii) actuarial tables used in calculating life expectancies; and (iii) a discount rate of 5.75%.

(4)   The amount shown is the present value of the full accumulated benefit amount under the SERP; however, the amount received under the SERP upon retirement will be offset by any benefit received under the ERA and other retirement benefits. For more information on amounts payable under the ERA, see the 2022 Nonqualified Deferred Compensation Table on page 58.

Tenet Health

Supplemental Executive Retirement Plan

Mr. Cancelmi is a participant in our SERP, which provides supplemental retirement benefits in the form of retirement payments for life, generally commencing on the first day of the month following an executive's retirement from Tenet after reaching age 62, subject to the six-month delay applicable to key employees under Section 409A of the Internal Revenue Code of 1986 (Section 409A). At retirement, the annual benefit (paid on a monthly basis) to a participant will be a product of four factors:

Highest average monthly earnings (base salary and annual cash bonus under our AIP) for any consecutive 60-month period during the 10 years preceding retirement	**X**	Years of credited services	**X**	Vesting factor	**X**	Percentage factor (to offset certain other retirement benefits)

The monthly SERP benefit is reduced in the event of a participant's early retirement (age 55 with 10 years of service) or termination of employment prior to age 62 by 3% for each year that employment termination occurs before age 62 (subject to a maximum reduction of 21%). Monthly SERP benefits are further reduced by an additional 3% each year if benefits begin to be paid prior to age 62. Unreduced retirement benefits under the SERP are available for participants who terminate on or after age 62.

In the event of a change of control, participants fully vest in their SERP benefits and no early retirement or payment reduction will apply. SERP benefits payable in the event of a termination of employment within two years following a change of control event described in Section 409A will commence on the first day of the month following the participant's termination of employment, subject to the six-month delay applicable to key employees under Section 409A. Otherwise, any SERP benefits payable following a change of control will be paid at normal retirement or early retirement as described above.

None of our NEOs has received credited service under the SERP for years not worked for the Company or its acquired entities, however, the ESP, which was adopted in 2006, would provide each NEO with continued accrual of age and service credit under the SERP during his or her "severance period." The SERP and ESP have been amended to eliminate these accruals during the severance period for employees that became SERP participants after August 3, 2011.

Nonqualified Deferred Compensation

The following table sets forth information as of December 31, 2022 with respect to our deferred compensation plans.

2022 Nonqualified Deferred Compensation Table

Name	Plan Name[1]	Executive Contributions in Last Fiscal Year ($)[2]	Registrant Contributions in Last Fiscal Year ($)[3]	Aggregate Earnings in Last Fiscal Year ($)[4]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)[5]
Saum Sutaria	DCP	270,000	33,750	25,238	-0-	752,354[6]
	ERA	-0-	375,000	37,018	-0-	1,235,631
Dan Cancelmi	DCP	-0-	-0-	(125,447)	-0-	354,210
	ERA	-0-	-0-	-0-	-0-	69,502
Tom Arnst	DCP	-0-	-0-	-0-	-0-	-0-
	ERA	-0-	130,000	(38,734)	-0-	333,960
Lisa Foo	DCP	39,697	19,848	(48,577)	-0-	210,755
	ERA	-0-	130,000	8,577	-0-	303,388
Paola Arbour	DCP	-0-	-0-	(11,914)	-0-	54,804
	ERA	-0-	110,000	17,085	-0-	545,308
Ron Rittenmeyer	DCP	-0-	-0-	-0-	-0-	-0-
	ERA	-0-	875,000	45,419	2,295,162	-0-

(1) More information about our deferred compensation plans appears below.

(2) Included in the amounts represented in the 2022 Summary Compensation Table on page 50 as "Salary."

(3) Included in the amounts represented in the 2022 Summary Compensation Table on page 50 as "All Other Compensation."

(4) These amounts are not included in the 2022 Summary Compensation Table on page 50 because plan earnings were not preferential or above-market.

(5) The fiscal year-end balance reported for the Deferred Compensation Plan includes the following amounts that were previously reported in Summary Compensation Tables as compensation for previous years: Dr. Sutaria, $617,517; Mr. Cancelmi, $190,136; Mr. Arnst, $-0-, Ms. Foo: $-0-; and Ms. Arbour, $33,581. The fiscal year-end balance reported for the ERA includes the following amounts that were previously reported in Summary Compensation Tables as compensation for prior years: Dr. Sutaria, $800,000; Mr. Cancelmi, $69,502; Mr. Arnst, $120,000; Ms. Foo, $-0-; and Ms. Arbour, $300,000.

(6) Dr. Sutaria's aggregate balance under the DCP as of December 31, 2021 was previously reported at $625,866; however, the correct balance as of December 31, 2021 was $423,366.

Deferred Compensation Plan

All our Named Executive Officers and non-employee directors are eligible to participate in our Deferred Compensation Plan. Dr. Sutaria, Mr. Cancelmi, Ms. Foo and Ms. Arbour participated in this plan in 2022; however, only Dr. Sutaria and Ms. Foo made employee contributions during 2022.

Participants are permitted to elect to defer various types of covered compensation ("Deferral Contributions") to the Deferred Compensation Plan. We make an employer matching contribution equal to 50% of an employee's base compensation and/or bonus deferrals, in each case, with match deferrals not to exceed 6% of compensation. All elective deferrals and employer contributions made to the Deferred Compensation Plan are fully vested when made.

Amounts deferred under the Deferred Compensation Plan will generally be distributed, as directed by the participant, upon either termination of service or the occurrence of a specified date. Matching and discretionary contributions are distributed upon termination of service. Distributions may be made in cash or in shares of our common stock and may be made in the form of a lump sum payment or annual installments over a one- to 15-year period, as elected by the participant. Any amounts that are payable from the Deferred Compensation Plan upon a termination of employment are subject to the six-month delay applicable to key employees under Section 409A.

Participants may request, no more frequently than daily, that any of the following investment crediting rates be applied to amounts credited to their Deferred Compensation Plan accounts: (i) an annual rate of interest equal to 120% of the applicable federal long-term (10-year) interest rate (which generated an annual return for 2022 of 3.47%); (ii) a rate of return based on one or more benchmark mutual funds, which are the same funds as those offered under our 401(k) Plan; or (iii) a rate of return based on the performance of our common stock, designated as stock units that are payable in shares of our common stock. Amounts that are deemed to be invested in stock units may not be transferred out of stock units and will be paid in shares of our common stock.

Executive Retirement Account

We maintain the Executive Retirement Account (ERA) in order to provide additional deferred compensation benefits to members of the Company's senior management who are not eligible to participate in the SERP, which includes Dr. Sutaria, Mr. Arnst, Ms. Foo, Ms. Arbour and Mr. Rittenmeyer. Mr. Cancelmi began participating in the ERA prior to becoming eligible to participate in the SERP but is no longer actively participating in the ERA. For active participants in the ERA other than Dr. Sutaria, the Company makes an annual contribution to the ERA on the participants' behalf in an amount equal to a specified percentage of their respective base salaries. Under the Sutaria Agreement, Dr. Sutaria is entitled to an annual Company contribution to the ERA of no less than $250,000. All such contributions accrue earnings credits for so long as the participant is actively participating in the ERA. Participants may request, no more frequently than monthly, that any of the investment crediting rates described above regarding the Deferred Compensation Plan be applied to amounts credited to their ERA accounts. Participants are not vested in any portion of their account until reaching age 55 (with five years of service), at which point vesting occurs according to a schedule. Participants become fully vested in their ERA account at age 60 with five years of service or at age 62 regardless of years of service or upon death, disability or a change of control. Upon a qualifying termination, vesting is determined based on years of service, and participants are entitled to a retirement benefit equal to the vested balance of their ERA account.

Upon becoming a participant in the SERP, Mr. Cancelmi's participation in the ERA and his account balance was frozen and no additional contributions or earnings credits will be made, though the account balance continues to accrue years of vesting service. Upon a qualifying termination of employment, Mr. Cancelmi will receive his vested balances under the ERA and will also be entitled to receive his applicable benefit under the SERP, but such SERP benefit will be offset by the benefit received under the ERA.

Potential Payments Upon Termination or Change of Control

The information below describes and quantifies certain compensation that would be paid under existing plans and arrangements if a NEO's employment had terminated on December 31, 2022. These amounts are calculated given the NEO's compensation and service levels as of that date and, as applicable, are based on the NYSE closing price of $48.79 per share of our common stock on December 30, 2022, the last trading day of 2022. These benefits are in addition to benefits available generally to our salaried employees, such as distributions under our 401(k) Plan, disability benefits and accrued vacation pay. A NEO's benefits under our Deferred Compensation Plan will generally be distributed in connection with his or her termination of employment or the occurrence of a specified date. Benefits under the SERP and ERA are generally paid on early or normal retirement.

Due to the number of factors that affect the nature and amount of any benefits paid upon the occurrence of any of the events discussed below, any actual amounts paid may be different. Factors that could affect these amounts include the timing of the event, the Company's stock price and the executive's age.

Mr. Rittenmeyer's Disability Benefits

As a result of his resignation, which was considered a termination on account of disability under the Rittenmeyer Agreement, in addition to accrued obligation, Mr. Rittenmeyer received the following disability payments and benefits:

- a lump sum payment equal to the amount of base salary that remains payable through December 31, 2025, equal to $3,375,000;
- a pro-rata AIP bonus for 2022 based on actual performance, equal to $1,750,192;
- a lump sum payment equal to the sum of (i) the AIP bonus for 2022, based on the higher of actual and target performance, for the portion of 2022 following the date of termination, *plus* (ii) the target AIP bonuses for 2023, 2024 and 2025, equal to $4,317,123 in total;
- accelerated vesting and settlement of his $5 million retention bonus;
- accelerated vesting of all equity and other long-term incentive awards held by Mr. Rittenmeyer, which as of the date of termination had a total value of $7,944,352;

- settlement of his deferred restricted stock units originally granted in 2010 for service as a non-employee director with a value of $181,458; and
- continued coverage under the Company's health and welfare plans and other benefits and perquisites for him and his dependents, which had an estimated total value of $21,058.

Mr. Rittenmeyer's entitlement to these disability benefits was contingent upon his compliance with his post-termination restrictive covenants. Pursuant to the Rittenmeyer Agreement, Mr. Rittenmeyer was bound by perpetual confidentiality and non-disparagement covenants, as well as non-competition and non-solicitation covenants that would have applied for two years following the date of termination had he not passed away.

Dr. Sutaria's Employment Agreement Benefits

Upon termination of Dr. Sutaria's employment with the Company without "cause" (including as a result of the Company's election not to renew the Sutaria Agreement) or Dr. Sutaria's resignation with "good reason" (in each case as defined in the Sutaria Agreement) more than six months prior to, or more than two years following, a change of control (as defined in the ESP), the Sutaria Agreement provides that Dr. Sutaria will be eligible to receive, subject to his execution of a release of claims in favor of the Company:

- payment of any earned but unpaid AIP bonus for the year prior to the year in which the termination of employment occurs (the "Prior Year Bonus");
- a pro-rata AIP bonus for the year in which the termination of employment occurs based on actual performance (the "Pro-Rata Bonus");
- a cash amount equal to 2.5x the sum of Dr. Sutaria's base salary plus target AIP bonus, paid over two and one-half year period following the termination date;
- accelerated vesting of all outstanding unvested equity and other long-term incentive awards; and
- continued coverage under the Company's health and welfare plans during the two and one-half year period following the termination date.

If such termination occurs within six months prior to, or within two years following, a change of control, Dr. Sutaria will instead be eligible to receive, subject to his execution of a release of claims in favor of the Company:

- the Prior Year Bonus;
- the Pro-Rata Bonus;
- a cash amount equal to 3.0x the sum of Dr. Sutaria's base salary plus target AIP bonus paid in single lump-sum;
- accelerated vesting of all outstanding unvested equity and other long-term incentive awards; and
- continued coverage under the Company's health and welfare plans during the three year period following the termination date.

If Dr. Sutaria's employment is terminated as a result of Dr. Sutaria's death or "disability" (as defined in the Sutaria Agreement), Dr. Sutaria will be eligible to receive:

- the Prior Year Bonus;
- the Pro-Rata Bonus; and
- accelerated vesting of all outstanding unvested equity and other long-term incentive awards.

In the event Dr. Sutaria elects not to renew the Sutaria Agreement upon expiration of its then-current term, Dr. Sutaria will be entitled to continued vesting of all equity-based awards granted during the term of the Sutaria Agreement during the two and one-half year period following the conclusion of the then-current term as if Dr. Sutaria had remained employed by Company, subject to his execution of a release of claims in favor of the Company and continued compliance with the restrictive covenants set forth in the Sutaria Agreement.

Pursuant to the terms of the Sutaria Agreement, Dr. Sutaria is bound by perpetual confidentiality and non-disparagement covenants. The Sutaria Agreement also contains employee non-solicitation covenants that apply for the duration of Dr. Sutaria's employment with the Company and for two years thereafter, and a noncompetition covenant that applies with respect to four of the Company's primary competitors for the duration of Dr. Sutaria's employment with the Company and for one year thereafter.

Death, Disability and Retirement

Upon retirement on or after age 62, a NEO would receive a pro-rata bonus earned under the AIP for the year that includes the date of retirement.

Other than the treatment of Dr. Sutaria's awards under the Sutaria Agreement as discussed above, pursuant to the terms of the award agreements under the 2019 Stock Incentive Plan, if a NEO dies, becomes totally and permanently disabled or, in the case of stock options, retires on or after age 62, unvested options and restricted stock units will vest in full. If the options or RSUs are subject to performance criteria and the termination occurs prior to the end of the performance period, the awards will be subject to pro-rata vesting and settlement if and when the performance criteria are satisfied, based on the period of time employed during the performance period. For awards granted on or after 2020, such awards vest immediately on a pro-rata basis based on the performance achieved for completed performance measurement periods and at target level for any incomplete performance measurement periods.

The table set forth below reflects the estimated aggregate amount of payments and other benefits each NEO would have received upon termination of employment due to death, disability or retirement if such terminations occurred as of December 31, 2022. As of December 31, 2022, Mr. Cancelmi was considered early retirement-eligible for purposes of the SERP, and no executives with retirement provisions under their award agreements were considered retirement-eligible for such awards.

2022 Death, Disability and Retirement Table

Name	Termination Scenario	SERP/ERA Benefit ($)[1]	Severance Benefits ($)[2]	Accelerated Equity Awards ($)[3]	Total ($)
Saum Sutaria	Death	-0-	2,340,000	21,154,796	23,494,796
	Disability	-0-	2,340,000	21,154,796	23,494,796
	Retirement	-0-	-0-	-0-	-0-
Dan Cancelmi	Death	4,756,156	-0-	7,460,136	12,216,292
	Disability	7,817,849	-0-	7,460,136	15,277,985
	Retirement	9,825,664	-0-	-0-	9,825,667
Tom Arnst	Death	-0-	-0-	3,331,215	3,331,215
	Disability	-0-	-0-	3,331,215	3,331,215
	Retirement	-0-	-0-	-0-	-0-
Lisa Foo	Death	-0-	-0-	1,133,765	1,133,765
	Disability	-0-	-0-	1,133,768	1,133,765
	Retirement	-0-	-0-	-0-	-0-
Paola Arbour	Death	-0-	-0-	2,489,667	2,489,667
	Disability	-0-	-0-	2,489,667	2,489,667
	Retirement	-0-	-0-	-0-	-0-

(1) Represents the present value of the benefit payable under the SERP in each of the named scenarios based on each NEO's years of service to the Company as of the date of death, disability or retirement and using the executive's highest average monthly earnings (base salary and annual cash bonus under our AIP) over a 60-consecutive month period during the final 120 months of employment. Further, in the case of death and disability, the prior service credit percentage described under "Supplemental Executive Retirement Plan" on page 57 is 100%, the reduction for early commencement of death benefits is limited to 21% and disability benefits continue to accrue vesting credit until the executive attains normal retirement age. These amounts differ from the SERP benefit amounts shown in the 2022 Pension Benefits Table on page 56 because they reflect the SERP payment provisions under each scenario rather than the unreduced commencement of benefits at age 62.

(2) For Dr. Sutaria, reflects the Pro-Rata Bonus described in more detail under "Dr. Sutaria's Employment Agreement Benefits" above.

(3) Unvested performance-based restricted stock unit awards are reported as vesting at target levels. Amounts reflected are based on the NYSE closing price of $48.79 per share of our common stock on December 31, 2022 with respect to restricted stock units.

Non-Cause Termination/No Change of Control

Subject to the terms of the ESP and applicable equity plans and award agreements, including execution of a severance agreement containing restrictive covenants and a release of claims, Mr. Cancelmi, Mr. Arnst, Ms. Foo and Ms. Arbour are entitled to the following severance payments and other benefits if the executive's employment is terminated by the Company without cause or by the executive for good reason (a "non-cause" termination), outside the context of a change of control of the Company:

- Severance pay (base salary plus target bonus (or, for Ms. Foo, the average bonus payout percentage for the preceding three years (or if greater, 50%) multiplied by base salary)) during the "severance period" which is two and a half years for Mr. Cancelmi and one and a half years for Mr. Arnst, Ms. Foo and Ms. Arbour.
- Lump sum pro-rata bonus earned under the AIP for the year that includes the date of termination.
- Continued coverage during the severance period under medical, dental, vision, life and long-term care benefit programs, provided that the executive continues to pay his or her portion of the cost of such coverages as in effect upon termination, and reduced to the extent that the NEO receives comparable benefits through other employment during the severance period.
- Outplacement services not to exceed $25,000.
- Pursuant to the terms of the ESP, the NEOs will forfeit any non-vested outstanding equity awards at termination to the extent the underlying equity award agreements do not otherwise provide for acceleration of vesting. Time-vested restricted stock unit awards and stock options vest upon a non-cause termination. Likewise, subject to satisfaction of the performance criteria, performance-based restricted stock unit awards and performance-based stock options vest upon a non-cause termination (with proration for any performance period not completed as of termination with respect to performance-based restricted stock unit awards). In February of 2022, Mr. Cancelmi's and Ms. Arbour's participation agreements under the ESP and Mr. Arnst's offer letter were amended to provide for continued vesting upon a qualifying termination, even if the underlying equity award agreements do not provide for such vesting treatment.
- Performance cash awards are subject to the same treatment as performance-based restricted stock unit awards with respect to any performance period not completed as of termination (i.e., any previously "banked" amounts shall also be payable).
- Age and service credit under the SERP during the severance period, for employees who became participants in the SERP prior to August 3, 2011.

The table set forth below reflects the estimated aggregate amount of payments and other benefits (not including reimbursable legal fees, if any, to obtain benefits under the ESP and certain reimbursable excise taxes, if any, incurred by the participant under Section 409A) each NEO would receive upon a non-cause termination unrelated to any change of control assuming that terminations occurred as of December 31, 2022.

Name	Cash Severance ($)[1]	Pro-Rata Bonus ($)[2]	Health and Welfare Benefits ($)[3]	Outplacement Services ($)	Additional SERP/ ERA Benefit ($)[4]	Accelerated Equity Awards ($)[5]	Excise Tax Reimbursements ($)	Total ($)
Saum Sutaria	9,375,000	2,340,000	47,895	-0-	-0-	21,154,796		32,917,691
Dan Cancelmi	3,750,000	780,000	44,067	25,000	1,225,501	7,460,136		13,284,704
Tom Arnst	1,706,250	507,000	22,481	25,000	-0-	3,331,215	Not a benefit	5,591,946
Lisa Foo	1,881,750	507,000	26,904	25,000	-0-	1,133,765		3,574,419
Paola Arbour	1,443,750	363,000	14,286	25,000	-0-	2,489,667		4,335,703

(1) Severance is paid on a bi-weekly basis at termination, subject to certain amounts being delayed for a six-month period in compliance with Section 409A. Severance pay will be reduced for any SERP benefits that become payable during the severance period. For employees who became participants in the SERP prior to August 3, 2011, at the end of the severance period, the NEO's SERP benefits will be adjusted to reflect the additional age and service credit provided under the ESP during the severance period. The NEO's severance pay will not be considered in calculating his or her final average earnings under the SERP.

(2) Represents each NEO's pro-rata AIP bonus for 2022 based on actual performance, which is payable at the time AIP bonuses are paid to other executives.

(3) Represents the aggregate incremental cost of providing medical, dental, life insurance, and accidental death and dismemberment benefits to the executive at active employee rates. "Incremental cost" is comprised of our contributions to the premium cost for these benefits and our cost of paying benefits under our self-funded plans.

(4) Represents the present value of the additional benefit payable under the SERP for eligible NEOs, which is attributable to the additional age and service credits that the NEOs accrue during their applicable severance periods, for employees who became participants in the SERP prior to August 3, 2011; however, the additional SERP benefit attributable to such age and service credits does not begin to be paid until the end of the severance period. The additional SERP benefit amounts do not include an amount of SERP benefits equal to that which would be payable in the event of retirement as shown in the 2022 Death, Disability and Retirement Table on page 61; however, those benefits would also be payable by reason of a non-cause termination unrelated to a change of control of the Company.

(5) Unvested performance-based restricted stock unit are reported as vesting at target levels. Amounts reflected are based on the NYSE closing price of $48.79 per share of our common stock on December 30, 2022, the last trading day of 2022, with respect to restricted stock units.

Tenet Health

Non-Cause Termination/Change of Control

Subject to the terms of the ESP and applicable equity plans and award agreements, each of the NEOs (other than Mr. Rittenmeyer and Dr. Sutaria, whose separation benefits are described above) is entitled to the following severance payments and other benefits if his or her employment is terminated without cause, or by the executive for good reason (a "non-cause" termination), during the period beginning six months prior to a change of control and ending 24 months following the occurrence of a change in control (the "protection period"):

- The same benefits to which the executive would be entitled with respect to a non-cause termination outside the context of a change of control, as described above, provided that the "severance period" is three years for Mr. Cancelmi and two years for Mr. Arnst, Ms. Foo and Ms. Arbour. However, If the termination occurs within the six months prior to a change of control that results from the liquidation or dissolution of the Company, then the severance period applicable to non-cause terminations outside the context of a change of control will apply.
- Equity awards under our 2008 and 2019 Stock Incentive Plans that have not vested and are not assumed or exchanged for substitute equity by the successor to the Company will accelerate and become vested upon a change of control irrespective of whether the NEO terminates employment.
- Equity awards under our 2008 and 2019 Stock Incentive Plans that have not vested and are assumed or substituted by the successor to the Company will accelerate and become vested upon a non-cause termination in connection with a change of control, and performance-based RSUs and performance-based stock options will vest subject to the satisfaction of performance criteria (with proration for any performance period not completed as of termination).

In 2012, the Company amended the ESP to eliminate all reimbursements and gross ups with respect to golden parachute excise taxes. Pursuant to the ESP, if any payment or other benefit to which an executive is entitled under the ESP or otherwise will become subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the executive's payments and benefits shall be either (i) provided to the executive in full, or (ii) provided to the executive as to such lesser extent which would result in no portion of such payments and benefits being subject to the excise tax, whichever of the amounts results in the receipt by the executive, on an after-tax basis, of the greatest amount of benefits.

The table set forth below reflects the estimated aggregate amount of payments and other benefits (not including reimbursable legal fees, if any, to obtain benefits under the ESP and certain reimbursable excise taxes, if any, incurred by the participant under Section 409A) each NEO would receive upon a non-cause termination related to any change of control assuming that terminations occurred as of December 31, 2022.

Name	Cash Severance ($)[1]	Pro-Rata Bonus ($)[2]	Health and Welfare Benefits ($)[3]	Outplacement Services ($)	Additional SERP/ ERA Benefit ($)[4]	Accelerated Equity Awards ($)[5]	Excise Tax Reimbursements ($)	Cutback for Excise Tax Avoidance ($)[6]	Total ($)
Saum Sutaria	11,250,000	2,340,000	57,474	-0-	-0-	21,154,796		-0-	34,802,270
Dan Cancelmi	4,500,000	780,000	52,880	25,000	641,676	7,460,136		-0-	13,459,692
Tom Arnst	2,275,000	507,000	29,974	25,000	-0-	3,331,215	Not a benefit	(602,870)	5,565,319
Lisa Foo	2,509,000	507,000	35,872	25,000	-0-	1,133,765		(709,935)	3,500,702
Paola Arbour	1,925,000	363,000	19,048	25,000	-0-	2,489,667		(184,025)	4,637,690

(1) In the case of a non-cause termination that occurs during the six months preceding a change of control, severance pay will be paid in the same manner as a termination that is not related to a change in control. In the case of a non-cause termination that occurs within two years following a change of control, severance pay under the ESP will generally be made to the NEO in a lump sum at termination, subject to any six-month delay required by Section 409A. For Dr. Sutaria, severance in connection with a change in control will be payable in a lump sum following termination.

(2) Represents each NEO's pro-rata AIP bonus for 2022 based on actual performance, which is payable at the time AIP bonuses are paid to other executives.

(3) Represents the aggregate incremental cost of providing medical, dental, life insurance, and accidental death and dismemberment benefits to the executive at active employee rates. "Incremental cost" is comprised of our contributions to the premium cost for these benefits and our cost of paying benefits under our self-funded plans.

(4) Represents the present value of the SERP benefit payable in the event of a non-cause termination related to a change of control of the Company in excess of the present value of the SERP benefit payable in the event of a non-cause termination unrelated to a change in control, which is presented in the "Additional SERP/ERA Benefit" column of the table on page 62. The additional SERP benefit amounts would include age and service credits for the NEOs that would accrue during their applicable severance periods, for employees who became participants in the SERP prior to August 3, 2011, and would be based on: (i) the deemed full vesting of the NEOs in their SERP benefits without regard to their actual years of service; (ii) all of their years of service to the Company and using the executive's highest average monthly earnings (base salary and annual cash bonus under our AIP) over a 60-month period of the final 120 months of employment; and (iii) the immediate commencement of SERP benefits without any reduction in benefits for early commencement.

In the event of a change of control of the Company without termination of employment, the additional retirement benefits payable under the SERP to the NEOs would be as follows: Mr. Cancelmi, $1,923,938. This amount has been calculated as described above in this footnote, but without the accrual of additional age and service credits during the severance period. This amount differs from the additional SERP benefits payable by reason of a termination following a change of control because in a non-termination scenario (i) the benefit cutback provisions of the ESP for the avoidance of golden parachute excise taxes are not applicable and (ii) benefits under the SERP do not commence until retirement. These amounts do not include those benefits shown in the 2022 Pension Benefits Table on page 56 and those benefits would also be payable upon retirement.

Present value calculations use the assumptions discussed in footnote 3 to the 2022 Pension Benefits Table on page 56.

(5) Amounts reflected have been calculated using the NYSE closing price of $48.79 per share of our common stock on December 30, 2022, the last trading day of 2022, with respect to restricted stock units.

(6) Represents a reduction in otherwise payable benefits in an amount sufficient to avoid an application of the excise tax imposed by Section 4999 of the Internal Revenue Code. The payments and benefits provided to Dr. Sutaria would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code; however, a reduction in payments will not result in a greater amount of after-tax benefits.

Definitions:

"Cause" under our deferred compensation plans, ESP, SERP, AIP and 2008 and 2019 Stock Incentive Plans is defined as:

- When used in connection with a qualifying termination triggering benefits outside the context of a change of control, an executive's: (i) dishonesty, (ii) fraud, (iii) willful misconduct, (iv) breach of fiduciary duty, (v) conflict of interest, (vi) commission of a felony, (vii) material failure or refusal to perform his job duties in accordance with Company policies, (viii) a material violation of Company policy that causes harm to the Company or an affiliate, or (ix) other wrongful conduct of a similar nature and degree; or
- When used in connection with a qualifying termination triggering benefits in the context of a change of control: (i) any intentional act or misconduct materially injurious to the Company or any affiliate, financial or otherwise, including, but not limited to, misappropriation or fraud, embezzlement or conversion by the executive of the Company's or any affiliate's property in connection with the executive's employment with the Company or an affiliate, (ii) any willful act or omission constituting a material breach by the executive of a fiduciary duty, (iii) a final, non-appealable order in a proceeding before a court of competent jurisdiction or a final order in an administrative proceeding finding that the executive committed any willful misconduct or criminal activity (excluding minor traffic violations or other minor offenses), which commission is materially inimical to the interests of the Company or any affiliate, whether for his personal benefit or in connection with his duties for the Company or an affiliate, (iv) the conviction (or plea of no contest) of the executive for any felony, (v) material failure or refusal to perform his job duties in accordance with Company policies (other than resulting from the executive's disability as defined by Company policies), or (vi) a material violation of Company policy that causes material harm to the Company or an affiliate.

A "change of control" under our deferred compensation plans, ESP, SERP, AIP and stock incentive plans will have occurred if: (i) any one person, or more than one person acting as a group, acquires, directly or indirectly, whether in a single transaction or a series of related transactions, more than 50% of the total fair market value or voting power of our stock (including stock held prior to such acquisition); (ii) any one person, or more than one person acting as a group, acquires, directly or indirectly, during a 12-month period ending on the date of the most recent acquisition by such person or persons, 35% or more of the total voting power of our stock (not considering stock owned by such person or group prior to such 12-month period); (iii) a majority of the members of the Board are replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of our Board prior to such election; (iv) a sale, exchange, lease, disposition or other transfer of all or substantially all of the assets of the Company; or (v) there occurs a liquidation or dissolution of the Company that is approved by a majority of the Company's shareholders. This definition of change of control complies with Section 409A except for item (v).

"Good Reason" under our ESP, SERP, AIP and stock incentive plans is defined as: (a) in the case of a voluntary termination of employment by an executive preceding or more than two years following a change of control: (i) a material diminution in the executive's job authority, responsibilities or duties, (ii) a material diminution of the executive's base salary, (iii) an involuntary and material change in the geographic location of the workplace at which the executive must perform services, or (iv) any other action or inaction that constitutes a material breach by the employer or a successor of the agreement under which the executive provides services; (b) in the case of a voluntary termination of employment by an executive upon or within two years following a change of control: (i) a material downward change in job functions, duties, or responsibilities which reduces the rank or position of the executive, (ii) a reduction in the executive's annual base salary, (iii) a reduction in the aggregate value of the executive's annual base salary and AIP target bonus opportunity, (iv) a material reduction in the executive's retirement or supplemental retirement benefits, (v) an involuntary and material change in the geographic location of the workplace at which the executive must perform services, or (vi) any other action or inaction that constitutes a material breach by the employer or a successor of the agreement under which the executive provides services.

Pay Ratio Disclosure

The 2022 annual total compensation of the median compensated of all our employees, other than Saum Sutaria, our CEO, was $58,435; Dr. Sutaria's 2022 annual total compensation was $11,047,128; and the ratio of these amounts was approximately 1 to 189.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules. For purposes of calculating the amount of compensation paid to our median employee during 2022, we identified this median compensated employee using total gross wages (i.e., all amounts paid before any taxes, deductions or other payroll withholding) earned during calendar year 2022 for all employees who were employed for all of 2022, and we used the annualized value of total gross wages earned during calendar year 2022 for all employees who were hired during 2022 and were employed as of December 31, 2022, but did not serve a full year with the Company. We identified our employee population as of December 31, 2022, based on our payroll and employment records. As permitted by SEC rules, we excluded approximately 3,000 employees located in the Philippines, who in the aggregate represented approximately 2.9% of our approximately 102,400 employees as of December 31, 2022.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay Versus Performance

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation and Company performance for the fiscal years listed below. The HR Committee did not consider this pay versus performance disclosure or the "compensation actually paid" amounts below in making its pay decisions for any of the fiscal years shown.

Year	Summary Compensation Table Total for Dr. Sutaria ($)[1]	Summary Compensation Table Total for Mr. Rittenmeyer ($)[1]	Compensation Actually Paid to Dr. Sutaria ($)[1][2]	Compensation Actually Paid to Mr. Rittenmeyer ($)[1][2]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[1]	Average Compensation Actually Paid to Non-PEO NEOs ($)[1][2]	Value of Initial Fixed $100 Investment — Company TSR ($)	Value of Initial Fixed $100 Investment — Peer Group TSR ($)	Net Income ($MM)[4]	Adjusted EBITDA ($MM)[5]
2022	11,047,128	—	(9,106,588)	—	6,921,122	1,325,894	128.29	140.29	411	3,469
2021	21,153,672	18,666,160	50,394,322	34,148,681	4,786,880	11,458,403	214.80	143.09	1,476	3,483
2020	—	16,675,529	—	16,079,648	4,996,930	5,700,379	105.00	113.45	768	3,146

(1) Mr. Rittenmeyer served as our principal executive officer (PEO) during 2020 and 2021 until he was succeeded by Dr. Sutaria on September 1, 2021, who served as our PEO for the remainder of 2021 and 2022. The Non-PEO NEOs for whom the average compensation is presented in this table are: (i) for fiscal 2022, Messrs. Rittenmeyer, Cancelmi and Arnst and Mss. Arbour and Foo, (ii) for fiscal 2021, Messrs. Cancelmi and Arnst, Ms. Arbour and Audrey Andrews, our former Executive Vice President and General Counsel and (iii) for fiscal 2020, Dr. Sutaria, Mr. Cancelmi, Mss. Andrews and Arbour and Sandi Karrmann, our former Executive Vice President and Chief Human Resources Officer.

(2) The amounts shown as Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect the total compensation actually realized or received by the Company's NEOs. In accordance with these rules, these amounts reflect total compensation as set forth in the Summary Compensation Table for each year, adjusted as shown below. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of the grant.

Mr. Rittenmeyer	2021	2020
Summary Compensation Table Total	18,666,160	16,675,529
Less, value of Stock Awards and Option Awards reported in Summary Compensation Table	(10,000,013)	(10,000,021)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	7,728,528	10,446,087
Plus, year over year change in fair value of outstanding and unvested equity awards granted in prior years	5,462,459	239,051
Plus, fair value as of vesting date of equity awards granted and vested in the year	6,317,870	2,699,468
Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year	5,973,677	(3,980,466)
Compensation Actually Paid to Mr. Rittenmeyer	**34,148,681**	**16,079,648**

Dr. Sutaria	2022	2021
Summary Compensation Table Total	11,047,128	21,153,672
Less, value of Stock Awards and Option Awards reported in Summary Compensation Table	(6,847,258)	(15,000,119)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	5,227,267	20,942,669
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	(17,620,981)	22,242,975
Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year	(912,744)	1,055,125
Compensation Actually Paid to Dr. Sutaria	**(9,106,588)**	**50,394,322**

Average Non-PEO NEOs	2022	2021	2020
Summary Compensation Table Total	6,921,122	4,786,880	4,996,930
Less, value of Stock Awards and Option Awards reported in Summary Compensation Table	(2,506,876)	(1,475,070)	(2,175,033)
Less, Change in Pension Value reported in Summary Compensation Table	-0-	(655,283)	(565,660)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	731,847	3,148,375	4,098,316
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	(4,075,913)	4,639,027	317,308
Plus, fair value as of vesting date of equity awards granted and vested in the year	1,109,226	289,836	-0-
Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year	(853,512)	724,638	(593,527)
Plus (less), fair value at last day of prior year of equity awards forfeited during the year	-0-	-0-	(377,955)
Plus, pension service cost for services rendered during the year	-0-	-0-	-0-
Plus, prior pension service cost or credit associated with any plan amendments or initiations during the year for services rendered during prior years.	-0-	-0-	-0-
Compensation Actually Paid to Average Non-PEO NEOs	1,325,894	11,458,403	5,700,379

(3) Amounts in these columns assume $100 was invested for the cumulative period from December 31, 2019 through the end of the listed fiscal year, in either the Company or the S&P 500 Health Care Index (the Company's peer group), as applicable, and reinvestment of the pre-tax value of dividends paid. Historical stock performance is not necessarily indicative of future stock performance.

(4) Reflects the Company's net income, as reported in the Company's Annual Report on Form 10-K for each of Fiscal years 2022, 2021 and 2020.

(5) We determined Adjusted EBITDA to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and other NEOs in 2022. This performance measure may not have been the most important financial performance measure for years 2021 and 2020 and we may determine that a different financial performance measure to be the most important measure in future years. Adjusted EBITDA, a non-GAAP measure, is defined in Appendix A, and reconciliations of this non-GAAP financial measure to the most directly comparable GAAP measure may be found in the Company's Annual Report on Form 10-K for each of Fiscal Years 2022, 2021 and 2020.

Description of Certain Relationships of Information Presented in the Pay Versus Performance Table

As described in more detail in the Compensation Discussion & Analysis, the Company's executive compensation program reflects a pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay Versus Performance Table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with "compensation actually paid." In accordance with SEC rules, the Company is providing the following representations of the relationships between information presented in the Pay Versus Performance Table.

Company vs Peer Group TSR and Compensation Actually Paid vs Company TSR



Compensation Actually Paid vs Net Income



Compensation Actually Paid vs Adjusted EBITDA



Financial Performance Measures

The following list presents the financial performance measures that the Company has determined represent the most important in linking "Compensation Actually Paid" to our PEO and the other NEOs for 2022 to Company performance. These measures are not ranked.

- Adjusted EBITDA;
- Adjusted Free Cash Flow (FCF) less cash distributions paid to noncontrolling interest (NCI) reflected on the Company's consolidated statements of cash flow; and
- Adjusted Diluted Earnings Per Share.

See Appendix A for definitions of each of these non-GAAP measures, and see the Compensation Discussion & Analysis beginning on page 33 for information regarding how these measures were used in our 2022 executive compensation program.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes certain information with respect to our equity compensation plans pursuant to which rights remain outstanding as of December 31, 2022.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders	460,947[2]	$23.33	10,791,253[3]
Equity compensation plans not approved by security holders[4]	62,247	-0-	-0-
Total	523,194	$23.33	10,791,253

(1) The weighted average exercise price does not consider the shares issuable upon the vesting of outstanding RSUs, which have no exercise price. In addition, no exercise price is applicable to the stock units under our deferred compensation plans.

(2) Includes shares subject to outstanding stock options and time-based restricted stock units and the number of shares subject to the maximum amount of outstanding performance-based stock units.

(3) Includes 2,570,625 shares remaining available for issuance pursuant to the Tenth Amended and Restated 1995 Employee Stock Purchase Plan and 8,220,628 shares remaining available for issuance under the 2019 Stock Incentive Plan, assuming that all outstanding performance-based RSUs that had not already provisionally vested would settle at maximum levels.

All shares available under the 2019 Stock Incentive Plan may be used for option-based and all other awards authorized under the 2019 Stock Incentive Plan. As approved by our shareholders, option-based awards and stock appreciation rights reduce the number of shares available for issuance on a one-to-one basis. However, grants of all other awards, such as RSUs, reduce the number of shares available under the 2019 Stock Incentive Plan by 1.65 shares for each share subject to such awards.

(4) Consists of deferred compensation invested in 54,395 stock units under our deferred compensation plans and 7,852 stock units under our Executive Retirement Account, in each case payable in common stock. The potential future dilutive effect of our deferred compensation plans due to future investment of deferrals into stock units cannot be estimated. A description of the material features of our deferred compensation plans and Executive Retirement Account can be found under "Nonqualified Deferred Compensation" beginning on page 58.

Proposal 2 - Advisory Vote to Approve Executive Compensation

We are asking shareholders to vote on an advisory resolution to approve the Company's executive compensation as reported in this Proxy Statement. As described in the "Compensation Discussion and Analysis" section of this Proxy Statement beginning on page 33, we have designed our executive compensation program to align the interests of our NEOs with shareholders. Our compensation programs are designed to reward our NEOs for the achievement of short-term and long-term performance goals.

We urge you to read "Compensation Discussion and Analysis," which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the 2022 Summary Compensation Table and other related compensation tables and narrative, appearing on pages 50 through 64, which provide detailed information on the compensation of our NEOs. The HR Committee and the Board believe that the policies and procedures articulated in "Compensation Discussion and Analysis" are effective in achieving the goals of our executive compensation program and that the compensation of our NEOs reported in this Proxy Statement reflects and supports these compensation policies and procedures.

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended (Exchange Act), we are asking shareholders to vote in favor of the following advisory resolution at the Annual Meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company's 2023 Annual Meeting of Shareholders."

This resolution, commonly referred to as a "say-on-pay" resolution, will be considered to have been approved by shareholders on an advisory basis if the votes cast for approval exceed the votes cast against approval. This advisory resolution is not binding on the Board. Although non-binding, the Board and the HR Committee will review and consider the voting results when making future decisions regarding our executive compensation program. Unless the Board modifies its policy of holding an advisory say-on-pay vote on an annual basis, the next advisory say-on-pay vote will be held at our 2024 Annual Meeting of Shareholders.

 **The Board recommends that you vote "FOR" the approval of the advisory resolution to approve executive compensation.**

Proposal 3 - Advisory Vote on Frequency of Future Advisory Votes to Approve Executive Compensation

Pursuant to Section 14A of the Exchange Act, we are asking shareholders to vote on whether future advisory votes to approve executive compensation of the nature reflected in Proposal 2 above should occur every year, every two years or every three years.

The Board of Directors has determined that continuing to hold an advisory say-on-pay vote every year is the most appropriate policy for the Company at this time and recommends that shareholders vote for future advisory say-on-pay votes to occur every year. While the Company's executive compensation programs are designed to promote a long-term connection between pay and performance, the Board recognizes that executive compensation disclosures are made annually. Holding an annual advisory say-on-pay vote provides the Company with more direct and immediate feedback on our compensation disclosures. However, shareholders should note that because the advisory say-on-pay vote occurs well after the beginning of the compensation year, and because the different elements of our executive compensation programs are designed to operate in an integrated manner and to complement one another, in many cases it may not be appropriate or feasible to change our executive compensation programs in consideration of any one year's advisory say-on-pay vote by the time of the following year's annual meeting of shareholders. An annual advisory say-on-pay vote also is consistent with the Company's practice of having all directors elected annually and annually providing shareholders the opportunity to ratify the Audit Committee's selection of independent registered public accountants.

We understand that our shareholders may have different views as to what is an appropriate frequency for future advisory say-on-pay votes, and we will carefully review the voting results on this proposal. Shareholders will be able to specify one of four choices for this proposal on the proxy card: one year, two years, three years or abstain. Shareholders are not voting to approve or disapprove the Board's recommendation. If none of the three frequencies receive a majority of the votes cast, the Board will consider the frequency voting choice receiving the greatest number of votes cast as the advisory vote of shareholders on this matter. This advisory vote on the frequency of future advisory say-on-pay votes is not binding on the Board. Although non-binding, the Board will carefully review the voting results on this proposal. Notwithstanding the Board's recommendation and the outcome of the shareholder vote, the Board may in the future decide to conduct advisory say-on-pay votes on a more or less frequent basis and may vary its practice based on factors such as discussions with shareholders and the adoption of material changes to compensation programs. Unless marked to the contrary, proxies will be voted for the option of every "ONE YEAR" as the frequency for future advisory say-on-pay votes.

 **The Board recommends that you vote "ONE YEAR" on the proposal concerning the frequency of future advisory votes to approve executive compensation.**

Audit Committee Report

The Audit Committee is composed of the members named below, each of whom is independent, as defined by the NYSE rules and the rules of the SEC. The Board has determined that Mr. Fisher, Mr. Lynch and Ms. Romo are each an Audit Committee Financial Expert, as defined by SEC rules, and that each Audit Committee member is financially literate, as required by NYSE rules.

The Audit Committee has reviewed and discussed with management and the Company's independent registered public accountants, Deloitte & Touche LLP (Deloitte), the audited consolidated financial statements for the year ended December 31, 2022.

The Audit Committee has discussed with Deloitte the matters required under applicable professional auditing standards and regulations adopted by the Public Company Accounting Oversight Board (PCAOB) and the SEC. In addition, the Audit Committee received and reviewed the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence and has discussed with Deloitte its independence from management and the Company.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Company's 2022 audited consolidated financial statements be included in the Form 10-K and filed with the SEC.

Members of the Audit Committee

Tammy Romo, Chair
Richard W. Fisher
Cecil D. Haney
Christopher S. Lynch
Richard J. Mark

Independent Registered Public Accounting Firm Fees

	Year Ended December 31, 2022	Year Ended December 31, 2021
Audit fees[1]*	$6,739,912	$4,939,926
Audit-related fees[2]*	2,143,898	3,600,431
Tax fees[3]	30,503	116,085
All other fees[4]	-0-	-0-

(1) Audit fees include professional fees for the audit of our annual consolidated financial statements and the review of our quarterly financial statements. These amounts also include fees related to the audit of internal control over financial reporting performed pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2) Audit-related fees include fees for assurance and related services reasonably related to audits and reviews. These consisted principally of fees for audits of certain of our subsidiaries and partnerships, financial statements of employee benefit plans, and fees related to comfort letters, consents and reviews of filings with the SEC.

(3) Tax fees in 2022 and 2021 consisted of professional fees for tax compliance and tax planning services.

(4) No fees were incurred in 2022 or 2021 for services other than audit, audit related and tax.

* The increase in audit fees and corresponding decrease in audit-related fees in 2022 is due to the reclassification of fees resulting from an increase in our voting ownership interest in our USPI business to 100%.

How We Control and Oversee the Non-Audit Services Provided by Deloitte

The Audit Committee has retained Deloitte (along with other accounting firms) to provide non-audit services. We understand the need for Deloitte to maintain objectivity and independence as the auditor of our financial statements and our internal control over financial reporting. Accordingly, the Audit Committee has established the following processes and procedures related to non-audit services:

- *We Restrict the Non-Audit Services That Deloitte Can Provide*. To minimize relationships that could appear to impair the objectivity of Deloitte, the Audit Committee has restricted the types of non-audit services that Deloitte may provide to us.
- *We Have Pre-Approval Processes for Non-Audit Services*. The Audit Committee has adopted policies and procedures to pre-approve all audit and non-audit services provided to us by our independent registered public accountants, in accordance with any applicable law, rules or regulations. The Audit Committee pre-approved all fees presented in the table above.

The Audit Committee has adopted policies and procedures for pre-approving all non-audit services that Deloitte performs for us. Specifically, the Audit Committee has pre-approved the use of Deloitte for: detailed, specific types of services related to tax compliance, planning and consultations; acquisition/disposition services, including due diligence; attestation and agreed upon procedures; consultations regarding accounting and reporting matters; and reviews and consultations on internal control and other related services. The Audit Committee has set a specific annual limit on the amount of non-audit services (tax services and all other) that the Company can obtain from Deloitte (for 2022, this limit was approximately $7.7 million). The chair of the Audit Committee is authorized to pre-approve any audit or non-audit service on behalf of the Audit Committee, provided these decisions are presented to the full Audit Committee at its next regularly scheduled meeting.

We Have Hiring Restrictions for Deloitte Employees

The Audit Committee has adopted restrictions on our hiring of any Deloitte partner, managing director, manager, staff member, advising member of the department of professional practice, reviewing actuary, reviewing tax professional and any other individuals responsible for providing audit assurance on any aspect of Deloitte's audit and review of our financial statements.

We Rotate Key Audit Partners and Periodically Consider Audit Firm Rotation

The Audit Committee assures that key Deloitte partners assigned to our audit are rotated as required at least every five years, and the Audit Committee and its chair actively participate in selecting each new lead engagement partner. To help ensure continuing auditor independence, the Audit Committee also periodically considers whether there should be a regular rotation of the independent registered public accountants.

Proposal 4 - Ratification of the Selection of Independent Registered Public Accountants

The Audit Committee is directly responsible for the appointment, compensation (including fee negotiations), retention and oversight of the Company's independent registered public accounting firm (including the lead audit partner) retained to audit the Company's financial statements. The Audit Committee has selected Deloitte & Touche LLP to serve as our independent registered public accountants for the year ending December 31, 2023. Deloitte has been retained as the Company's independent auditor since 2007. The Audit Committee annually evaluates Deloitte's independence and performance, including an evaluation of the effectiveness of the lead audit partner and other engagement leaders, and determines whether to retain Deloitte or consider other audit firms. Factors considered by the Audit Committee in making its determination on appointment include:

- the historic and recent performance of Deloitte, including the quality and extent of Deloitte's communications with the Audit Committee and the results of a management survey of Deloitte's performance;
- Deloitte's independence and processes for maintaining independence, including review of non-audit fees and services provided;
- external data on audit quality and performance, including the results of the most recent internal quality control review or Public Company Accounting Oversight Board inspection;
- the performance of key members of the audit engagement team;
- the tenure of the independent audit firm and potential impact of rotating to another independent audit firm; and
- Deloitte's approach to resolving significant accounting and auditing matters, including consultation with the firm's national office, as well as its reputation for integrity and competence in the fields of accounting and auditing.

Based on this evaluation, the members of the Audit Committee believe that the continued retention of Deloitte to serve as the Company's independent auditor is in the best interests of the Company and its shareholders. Deloitte is familiar with our operations, and the Audit Committee is satisfied with Deloitte's reputation in the auditing field, its personnel, its professional qualifications and its independence.

Deloitte representatives will attend the Annual Meeting and respond to questions where appropriate. Such representatives may make a statement at the Annual Meeting should they so desire.

Shareholder Approval

Although ratification is not required by our bylaws or otherwise, the Board is submitting the selection of the independent registered public accountants for shareholder ratification as a matter of good corporate governance. Ratification of the selection of the independent registered public accountants by the shareholders requires that the votes cast in favor of ratification exceed the votes cast opposing ratification. If a favorable vote is not obtained, the Audit Committee may reconsider the selection of Deloitte. Even if the selection is ratified, the Audit Committee, in its discretion, may select different independent auditors if it subsequently determines that such a change would be in the best interest of the Company and its shareholders.

 **The Board recommends that you vote "FOR" the ratification of the selection of Deloitte & Touche LLP as our independent registered public accountants for the year ending December 31, 2023.**

Proposal 5 - Requesting a Report on Patients' Right to Access Abortion in Emergencies

The Marguerite Casey Foundation has advised the Company that it intends to introduce the following non-binding shareholder proposal at the Annual Meeting. The Company is not responsible for any inaccuracies it may contain. Following the proposal and supporting statement, which are set forth below, we explain why our Board recommends a vote "AGAINST" this proposal.

HOSPITAL POLICIES CONCERNING PREGNANT PATIENTS' RIGHT TO ACCESS ABORTION IN EMERGENCIES

WHEREAS:
Tenet Health operates hospitals and other acute health care facilities in 19 states that have adopted laws severely restricting access to abortion. According to its website, Tenet Health's impact "spreads far and deep with more than 465 ambulatory surgery centers and surgical hospitals, 61 hospitals and approximately 110 additional outpatient centers and other sites of care."[1] Although most abortions are not performed in a hospital setting, those that are performed in a hospital are often the most serious and complicated abortions, including those performed because a woman's life or health is in danger or in later stages of pregnancy, when severe fetal anomalies are first detected.

As many as 30% of pregnancies end in miscarriage, and the methods of managing a miscarriage are the same as for abortion. Some untreated miscarriages can lead to complications that can be life-threatening. Ectopic pregnancies (1-2% of all pregnancies) are never viable. (Washington Post, 7.16.22)

It has been widely reported that in states that have passed severe restrictions on abortion, doctors have been struggling with the legality of providing terminations for ectopic pregnancies, incomplete miscarriages, or other circumstances where miscarriage is inevitable or the health or life of the pregnant woman is in danger. Some patients have been denied care by health care providers. (Associated Press, 6.16.22; Bloomberg, 7.12.22; Washington Post, 7.16.22; Texas Tribune, 7.15.22; Kaiser Health News, 8.8.22)

The Department of Health and Human Services, under guidance from the executive order of President Biden, clarified that the Emergency Medical Treatment and Active Labor Act (EMTALA) preempts any state law which prohibits abortion and does not include an exception for the life and health of the pregnant person. Therefore, healthcare providers are required to provide stabilizing medical treatment, including abortion, to a patient who presents to the emergency department and is found to have an emergency medical condition.

RESOLVED:
Shareholders request that the Company report on its current policy regarding availability of abortions in its operations, including but not limited to whether such policy includes an exception for the life and health of the pregnant person, and how the Company defines an emergency medical condition.

---

[1] https://www.tenethealth.com/about

Tenet Health

The Board's Statement in Opposition

Tenet is committed to the highest standards of ethics and compliance, and has a long history of commitment to excellence in healthcare for women and babies. Tenet complies with applicable federal and state laws, including the Emergency Medical Treatment & Labor Act ("EMTALA"), and has adopted an EMTALA Policy to ensure individuals presenting at Tenet's emergency departments receive an appropriate medical screening examination and stabilizing treatment, including medically necessary abortions, or appropriate transfer in accordance with EMTALA. An "emergency medical condition" is defined in EMTALA and Tenet applies that definition in its operations.

As an organization, we rely upon our community of medical providers to determine the detailed clinical policies at each of our facilities, consistent with applicable law and faith-based commitments, if any. These laws are separately established by each state and vary significantly. While we support our facilities in meeting the highest clinical standards and provide the necessary hospital infrastructure, as an organization, we do not dictate clinical activities on a national basis. For this reason, Tenet does not have a company-level policy regarding the availability of procedures, including abortions. Women presenting to our facilities can take comfort in knowing that our hospitals' local policies and clinical practices protect their safety and access to medically necessary life-saving procedures, including abortions.

We believe a Company-level policy regarding the availability of abortions is not appropriate or applicable beyond our general requirement to comply with all applicable laws and the access already provided in our facilities to medically necessary abortions via compliance with EMTALA.

 **The Board recommends that you vote "AGAINST" the shareholder proposal.**

General Information Regarding the Annual Meeting and Voting

The Board of Tenet is requesting your proxy for use at the Annual Meeting of Shareholders to be held online via a live audio webcast at www.proxydocs.com/THC at 8:00 a.m. Central Time on Thursday, May 25, 2023, and any postponements or adjournments of the meeting, for the purposes set forth in the Notice of Annual Meeting of Shareholders.

Notice of Internet Availability of Proxy Materials

Under SEC rules, we have elected to make our proxy materials available to our shareholders over the Internet rather than mailing paper copies of those materials to each shareholder (unless otherwise requested). On or about April 14, 2023, we mailed to our shareholders and also made available online at www.proxydocs.com/THC a Notice of Internet Availability of Proxy Materials (Notice) directing shareholders to a website where they can access this Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2022, and view detailed instructions on how to vote via the Internet or by telephone.

If you received the Notice only and would like to receive a paper copy of the proxy materials, please follow the instructions printed on the Notice to request that a paper copy be mailed to you. Shareholders who do not receive the Notice will receive a paper or electronic copy of our proxy materials. This Proxy Statement and related proxy materials are being mailed or made available to shareholders on or about April 14, 2023.

Who Can Vote

Only shareholders of record of our common stock at the close of business on March 28, 2023, the record date for the Annual Meeting, are entitled to receive this notice and to vote their shares at the Annual Meeting. As of that date, there were 103,430,470 shares of our common stock outstanding. Most of our shareholders hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record. If your shares of our common stock are registered directly in your name with our transfer agent, Computershare, you are considered the shareholder of record with respect to those shares and a Notice (or, if requested, printed proxy materials) is being sent to you directly by the Company. As the shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person online at the Annual Meeting.

Beneficial Owner. If your shares are held in a brokerage account or by another nominee, you are considered to be the beneficial owner of shares held in street name, and a Notice (or, if requested, printed proxy materials with a voting instruction form) is being forwarded to you by your broker, bank or other nominee. As the beneficial owner of the shares, you have the right to direct your broker, bank or other nominee how to vote and you are also invited to attend the Annual Meeting online. If your shares are held in street name, your broker, bank or other nominee has enclosed or provided voting instructions for you to use in directing the broker, bank or other nominee how to vote your shares.

Each share of common stock is entitled to one vote on each matter properly brought before the Annual Meeting.

How to Cast Your Vote

You may vote in one of the following ways:

By Internet. You may vote on the Internet using the website noted on your Notice, proxy card or voting instruction form.

By Telephone. You may vote by calling the toll-free telephone number noted on your Notice, proxy card or voting instruction form. Voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

By Mail. If you received a paper copy of the proxy card or voting instruction form by mail and choose to vote by mail, please mark your proxy card, date and sign it, and promptly return it in the postage-paid envelope provided with this Proxy Statement.

Online During the Annual Meeting. While we encourage shareholders to vote prior to the meeting, you may vote online during the Annual Meeting. You will need the control number included on your proxy card or voting instruction form. Each shareholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf.

SHARES MUST BE VOTED EITHER ONLINE DURING THE ANNUAL MEETING, ON THE INTERNET, BY TELEPHONE OR BY COMPLETING AND RETURNING A PROXY CARD

If your proxy is properly completed, the shares it represents will be voted at the meeting as you instructed. If you submit your properly executed proxy, but do not provide instructions, your proxy will be voted in accordance with the Board's recommendations as set forth in this Proxy Statement.

Brokers holding shares must vote according to specific instructions they receive from the beneficial owners of those shares. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion but are not permitted to vote on certain proposals and may elect not vote on any of the proposals unless you provide voting instructions. Therefore, unless you provide specific voting instructions, your shares may not be represented or voted at the meeting. If you do not provide voting instructions and the broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote. We urge you to promptly provide voting instructions to your broker to ensure that your shares are voted on all of the proposals, even if you plan to attend the Annual Meeting.

Revoking Your Proxy

You have the right to revoke your proxy at any time before it is voted by (1) filing a written notice with our Corporate Secretary, (2) delivering a new proxy bearing a later date, (3) granting a later proxy through telephone or Internet voting, or (4) attending the Annual Meeting virtually and voting online during the Annual Meeting.

Vote Required

The presence, in person or by proxy, of the persons entitled to vote a majority of the voting shares at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum. There are different vote requirements for the various proposals:

- The ten nominees for director will be elected if the votes cast for the nominee exceed the votes cast against the nominee, with abstentions and broker non-votes not counted either for or against a nominee (and therefore having no effect on the election).
  - Unless you direct otherwise through your proxy voting instructions, the persons named as proxies will vote all proxies received "for" the election of each nominee named in this section. If any director nominee is unable or unwilling to serve as a nominee at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee chosen by the present Board to fill the vacancy. In the alternative, the persons named as proxies may vote just for the remaining nominees, leaving a vacancy that may be filled at a later date by the Board, or the Board may reduce its size. We have no reason to believe that any of the nominees will be unwilling or unable to serve if elected as a director.
  - Our bylaws require that, to be elected, a director nominee must receive a majority of the votes cast in uncontested elections (i.e., the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee). If a nominee is not re-elected, Nevada law provides that the incumbent director would continue to serve on the Board until his or her successor is elected or the director resigns. However, under our Corporate Governance Principles, any incumbent director who receives, in an uncontested election of directors, a greater number of votes cast "against" his or her election than votes "for" his or her election must submit his or her resignation offer to the Board. In that situation, our Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation offer, or whether to take other action. Our Board would then act on the Governance Committee's recommendation and make prompt public disclosure of its decision and the rationale behind it, if applicable. If the Board accepts a director's

resignation offer, the Governance Committee will recommend to the Board and the Board will then determine whether to fill the vacancy or reduce the size of the Board. Under our bylaws, in contested elections, directors will be elected by a plurality of the votes cast. This standard will not apply at the Annual Meeting, as this year's elections are uncontested.
  • Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement.
• The following items of business will be approved if the votes cast for the proposal exceed those cast against the proposal, with neither abstentions nor broker non-votes counted either for or against these proposals (and therefore having no effect on the approval of the proposals):
  • advisory approval of the Company's executive compensation (Proposal 2);
  • advisory approval on the frequency of future advisory votes to approve the Company's executive compensation (Proposal 3);
  • ratification of the selection of independent registered public accountants (Proposal 4); and
  • approval of shareholder proposal requesting a report on patients' right to access abortion in emergencies (Proposal 5).

Attending the Annual Meeting and Asking Questions

We plan to hold this year's Annual Meeting online via a live audio webcast. This format will enable shareholders to attend the meeting and participate from any location, at no cost.

To attend and participate in the Annual Meeting, register at *www.proxydocs.com/THC*. After you complete your registration, you will receive further instructions via email, including a unique link that will allow you access to the Annual Meeting, where you will be able to listen to the meeting live, submit questions and vote.

To participate in the Annual Meeting, you will need the control number included on your proxy card or voting instruction form (if your shares are held through a stockbroker or another nominee).

We encourage you to access the Annual Meeting prior to the start time and allow ample time to log in to the meeting webcast and test your computer audio system. Note that if you have technical difficulties during the check-in time or during the Annual Meeting, you should call the technical support number that will be posted on the virtual shareholder meeting login page and in the instructions you will receive via email.

Shareholders may submit written questions by logging into the virtual platform. Questions pertinent to meeting matters will be answered during the question-and-answer portion of the meeting, subject to the rules of conduct that will be posted to the virtual meeting platform on the day of the meeting. The rules of conduct will also provide additional information about the relevancy of questions to meeting matters. When reading questions, personal details may be omitted for data protection purposes, and if we receive substantially similar questions, we may group these questions together and provide a single response to avoid repetition.

Costs of Solicitation

We will pay for the cost of proxy solicitations on behalf of the Board. We have engaged Innisfree M&A Incorporated to assist in our proxy solicitations. We will pay Innisfree an amount not to exceed $25,000 in fees for its proxy solicitation services and reimburse it for its reasonable out-of-pocket expenses. In addition to solicitation by mail by Innisfree, proxies may be solicited personally or by telephone, fax or email by our directors, officers and other employees. Proxy materials also may be distributed to the beneficial owners of our stock by brokers, custodians and other parties, and we will reimburse such parties for their reasonable out-of-pocket and clerical expenses.

Householding of Shareholder Materials

We may send a single Notice or set of proxy materials and other shareholder communications to any address shared by two or more shareholders. This process is called "householding." This reduces duplicate mailings, saves printing and postage costs and conserves natural resources. We will deliver promptly upon written or oral request a separate copy of the proxy materials to shareholders at a shared address to which a single copy of the documents was delivered. To receive a separate copy, to stop receiving multiple copies sent to shareholders of record sharing an address, or to enroll in householding:

Shareholder of Record. If you are a shareholder of record, please submit your request to the Corporate Secretary, Tenet Healthcare Corporation, 14201 Dallas Parkway, Dallas, Texas 75254.

Beneficial Owner. If you are a beneficial owner, please submit your request to your broker, bank or other nominee.

Other Information

Shareholder Proposals

Shareholder Proposals Submitted Pursuant to SEC Rule 14a-8 for Inclusion in Next Year's Proxy Statement. To be considered for inclusion in next year's proxy statement, shareholder proposals submitted in accordance with the SEC's Rule 14a-8 must be received at our principal executive offices no later than the close of business (5:00 p.m. Central Time) on December 16, 2023. Proposals should be addressed to the Corporate Secretary, Tenet Healthcare Corporation, 14201 Dallas Parkway, Dallas, Texas 75254. Our Governance Committee reviews all shareholder proposals and makes recommendations to the Board for action on such proposals. We will determine whether or not to include any proposals in the proxy statement in accordance with applicable law, including SEC regulations.

Director Nominations for Inclusion in Next Year's Proxy Statement Pursuant to the Company's Bylaws (Proxy Access) and SEC Rule 14a-19 (Universal Proxy). We have adopted proxy access, whereby a shareholder (or a group of up to 20 shareholders) who has held at least 3% of our outstanding stock for three years or more may nominate a director and have that nominee included in our proxy materials, provided that the shareholder and nominee satisfy the requirements specified in our bylaws. Any shareholder who wishes to use these procedures to nominate a candidate for election to the Board for inclusion in our proxy statement relating to the 2024 annual meeting must satisfy the requirements specified in our bylaws and must provide written notice to our Corporate Secretary, which must be received no later than the close of business on December 16, 2023, and no earlier than the close of business on November 16, 2023. However, in the event that the annual meeting is called for a date that is not within 30 days before or after the first anniversary of the date the definitive proxy statement was first released to shareholders in connection with the immediately preceding annual meeting of shareholders, to be timely, the shareholder notice must be so delivered not earlier than the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. The notice of proxy access must include the information specified in our bylaws, including information concerning the nominee and information about the shareholder's ownership of and agreements related to our stock. Pursuant to SEC Rule 14a-19, for the Company's 2024 annual meeting, the Company will be required to include on its proxy card all nominees for director of whom the Company has received adequate notice under the rule. For the proxy card relating to the 2024 annual meeting, the Company must receive notice of a shareholder's intent to solicit proxies and provide the names of their nominees no later than the close of business on March 26, 2024.

Other Shareholder Business for Presentation at Next Year's Annual Meeting. Our bylaws require that any shareholder wishing to nominate a candidate for director or to propose other business at the next annual meeting (other than proposals submitted pursuant to the SEC's Rule 14a-8 or under our proxy access bylaw) must give us written notice between the close of business on January 26, 2024 and close of business on February 25, 2024, unless the 2024 annual meeting is called for a date that is not within 30 days before or after the anniversary of the 2023 annual meeting, in which case notice must be received no later than the close of business on the 10th day following the day on which we make a public announcement of the date of the annual meeting. The notice must comply with the requirements of our bylaws, which may be found under the "Governance" heading in the "Investors" section on our website at *www.tenethealth.com**, and any applicable law. Any such business should be addressed to the Corporate Secretary, Tenet Healthcare Corporation, 14201 Dallas Parkway, Dallas, Texas 75254. Any proposal or nomination that is not timely received by our Corporate Secretary or otherwise does not meet the requirements set forth in our bylaws will not be considered at the next annual meeting. If the shareholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, we may exercise discretionary voting authority under proxies that we solicit to vote in accordance with our best judgment on any such proposal or nomination.

Incorporation by Reference

The information contained above under the captions "Audit Committee Report" and "Human Resources Committee Report" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor will such information be incorporated by reference into any future filing except to the extent that the Company specifically incorporates it by reference into such filing. Website references throughout this Proxy Statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

Annual Report on Form 10-K

We will provide to shareholders by mail, without charge, a copy of our 2022 Annual Report on Form 10-K. To request a copy, you should write to the Corporate Secretary, Tenet Healthcare Corporation, 14201 Dallas Parkway, Dallas, Texas 75254.

Forward-Looking Statements

Certain statements contained in this Proxy Statement are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are based on future expectations, plans and prospects for the Company's business and operations that involve a number of risks and uncertainties. Such statements may include, among other words, "believe", "expect", "anticipate", "intend", "plan", "will", "predict", "potential", "continue", "strategy", "aspire", "target", "forecast", "project", "estimate", "should", "could", "may" and similar expressions or words and variations thereof that convey the prospective nature of events or outcomes generally indicative of forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. It is possible that Tenet's actual results may differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company's future results and financial condition, see "Risk Factors" in Part I, Item 1A of the Company's Annual Report on Form 10-K for the year ended December 31, 2022, and in other filings made by the Company from time to time with the SEC. Forward-looking and other statements in this Proxy Statement may also address our corporate responsibility progress, plans and goals (including sustainability and environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in the Company's filings with the SEC. In addition, historical, current and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Appendix A: Non-GAAP Financial Measures

Adjusted EBITDA, a non-GAAP measure, is defined by the Company as net income available (loss attributable) to Tenet Healthcare Corporation common shareholders before (1) the cumulative effect of changes in accounting principles, (2) net loss attributable (income available) to noncontrolling interests, (3) income (loss) from discontinued operations, net of tax, (4) income tax benefit (expense), (5) gain (loss) from early extinguishment of debt, (6) other non-operating income (expense), net, (7) interest expense, (8) litigation and investigation benefit (costs), net of insurance recoveries, (9) net gains (losses) on sales, consolidation and deconsolidation of facilities, (10) impairment and restructuring charges and acquisition-related costs, (11) depreciation and amortization, and (12) income (loss) from divested and closed businesses (i.e., health plan businesses). Litigation and investigation costs do not include ordinary course of business malpractice and other litigation and related expenses.

Adjusted Free Cash Flow, a non-GAAP measure, is defined by the Company as (1) Adjusted net cash provided by (used in) operating activities from continuing operations, less (2) purchases of property and equipment from continuing operations. Adjusted net cash provided by (used in) operating activities, a non-GAAP measure, is defined by the Company as cash provided by (used in) operating activities prior to (1) payments for restructuring charges, acquisition-related costs and litigation costs and settlements, and (2) net cash provided by (used in) operating activities from discontinued operations.

Adjusted diluted earnings (loss) per share from continuing operations (Adjusted EPS), a non-GAAP measure, is defined by the Company as Adjusted net income available (loss attributable) from continuing operations to Tenet Healthcare Corporation common shareholders, divided by the weighted average diluted shares outstanding in the reporting period. Adjusted net income available (loss attributable) from continuing operations to Tenet Healthcare Corporation common shareholders, a non-GAAP measure, is defined by the Company as net income available (loss attributable) to Tenet Healthcare Corporation common shareholders before (1) income (loss) from discontinued operations, net of tax, (2) gain (loss) from early extinguishment of debt, (3) litigation and investigation benefit (costs), net of insurance recoveries, (4) net gains (losses) on sales, consolidation and deconsolidation of facilities, (5) impairment and restructuring charges and acquisition-related costs, (6) income (loss) from divested and closed businesses (i.e., health plan businesses), and (7) the associated impact of these items on taxes and noncontrolling interests. Litigation and investigation costs excluded do not include ordinary course of business malpractice and other litigation and related expenses.

The Company believes the foregoing non-GAAP measures are useful to investors and analysts because they present additional information about the Company's financial performance. Investors, analysts, Company management and the Company's Board of Directors utilize these non-GAAP measures, in addition to GAAP measures, to track the Company's financial and operating performance and compare the Company's performance to its peer companies, which use similar non-GAAP financial measures in their presentations and earnings releases. The HR Committee of the Company's Board of Directors also uses certain of these measures to evaluate management's performance for the purpose of determining incentive compensation. Additional information regarding the purpose and utility of specific non-GAAP measures used in this Proxy Statement is set forth below.

The Company believes that Adjusted EBITDA is a useful measure, in part, because certain investors and analysts use both historical and projected Adjusted EBITDA, in addition to GAAP and other non-GAAP measures, as factors in determining the estimated fair value of shares of the Company's common stock. Company management also regularly reviews the Adjusted EBITDA performance for each operating segment. The Company does not use Adjusted EBITDA to measure liquidity, but instead to measure operating performance.

The Company uses, and believes investors and analysts use, Adjusted Free Cash Flow as a supplemental non-GAAP measure to analyze cash flows generated from the Company's operations. The Company believes this measure is useful to investors in evaluating its ability to fund distributions paid to noncontrolling interests or for acquisitions, purchasing equity interests in joint ventures or repaying debt.

These non-GAAP measures may not be comparable to similarly titled measures reported by other companies. Because these measures exclude many items that are included in the Company's financial statements, they do not provide a complete measure of the Company's operating performance. For example, the Company's definition of Adjusted Free Cash Flow does not include other important uses of cash including (1) cash used to purchase businesses or joint venture interests, or (2) any items that are classified as Cash Flows from Financing Activities on the Company's Consolidated Statement of Cash Flows, including items such as (i) cash used to repay borrowings, or (ii) distributions paid to noncontrolling interests. Accordingly, shareholders are encouraged to use GAAP measures when evaluating the Company's financial performance.

MISSION

To provide quality, compassionate care in the communities we serve.

VISION

To consistently deliver the right care, in the right place, at the right time and to be a premier organization to work, where patient care and saving lives remain our focus.

VALUES

At Tenet Healthcare, our values define who we are, what we stand for and what we **CARE** about:

- **C**ompassion and respect for others and each other, supporting our communities and advocating for our patients
- **A**cting with integrity and the highest ethical standards — always
- **R**esults delivered through accountability and transparency
- **E**mbracing inclusiveness for all people in our workplace and in the communities we serve





